95.

08004808

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GYI Corp Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME SEP 10 2008 E

**NEW ADDRESS THOMSON REUTERS

FILE NO. 82- 04217 FISCAL YEAR 3-31-08

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DAT : 9/9/08

PYI

保華集團有限公司
PYI Corporation Limited

Stock Code 股份代號 00498.HK

2008 Annual Report 年報



YANGTZE CONNECTED

YANGKOU PORT

GATEWAY TO THE WORLD

長江策略 江海聯動
新港堀起 走向世界


Gansu
甘肅
Shaanxi
陝西
Henan
河南
Chongqing City
重慶市
Hongxigou
Terminal
紅溪溝碼頭
Yichang Port
宜昌港
Sichuan
四川
YANGTZE RIVER REGION
長江流域
7 PROVINCES
省
2 CITIES
市
Fengjie
奉節
Three Gorges
Dam
長江三峽
大壩
Hubei
湖北
Wanzhou
Yichang
宜昌
Jingzhou
荊州
Chongqing
重慶
Fuling
涪陵
JOINED
連成一體
Yibin
宜賓
Yueyang
岳陽
Changsha
長沙
Hunan
湖南
Guizhou
貴州
Yunnan
雲南

STRATEGIC NETWORK

戰略性網絡


Shandong
山東
Minsheng LPG Terminal
民生液化氣碼頭
Lianyungang
連雲港
Nantong Port
南通港
Yangkou Port
洋口港
Jiangsu
江蘇
Anhui
安徽
Taizhou
泰州
Yangzhou
揚州
Yangkou Port
洋口港
Caohejing, Shanghai
上海漕河涇
Nanjing
南京
Zhenjiang
鎮江
Jiangyin
江陰
Nantong
南通
Suzhou
蘇州
Maanshan
馬鞍山
Changzhou
常州
Shanghai
上海
Wuhan
武漢
Tongling
銅陵
Wuhu
蕪湖
Huzhou
湖州
Jiaxing
嘉興
Anqing
安慶
Yangshan
大小洋山
Zhejiang
浙江
Hangzhou
杭州
Huangshi
黃石
Ningbo
寧波
Jiujiang
九江
Huzhou Feeder Port
湖州內河港
Jiaxing Feeder Port
嘉興內河港
Logistics Zone, Luanzhou, Changzhou
常州錄安洲物流園
Jiangyin New Port
江陰新港
Jiangxi
江西
Fujian
福建

YANGTZE – THE GOLDEN WATERWAY CHINA'S MAIN ARTERY FOR SHIPPING AND ECONOMIC GROWTH

長江 —— 黃金水道 中國運輸及經濟的大動脈





RISING PORT

新港崛起

YANGKOU PORT – A NEW DEEP-SEA HUB PORT FOR THE YANGTZE

洋口港 —— 江海聯動的樞紐大港



MORE THAN
超過

42 KM²

平方公里

LAND RECLAIMED
圍海造地




南通港

OVER
超過

58M TONNES
百萬噸

NANTONG PORT ANNUAL THROUGHPUT
南通港 年吞吐量

VISIBLE EFFICIENCY

高效營運

ENHANCED EFFICIENCY DRIVES PROFIT GROWTH

提升效率　增長盈利



FINANCIAL HIGHLIGHTS
財務摘要

		2008	2007 (restated) (重新列賬)
Turnover (HK$m)	**營業額(百萬港元)**	**5,502.5**	4,643.7
Gross profit (HK$m)	**毛利(百萬港元)**	**427.2**	273.5
Earnings before interest and taxation (HK$m)	**未計利息及稅前溢利(百萬港元)**	**886.5**	350.2
Profit attributable to shareholders (HK$m)	**股東應佔溢利(百萬港元)**	**360.0**	345.7
Shares outstandings (m)	發行股份(百萬股)	**1,507.1**	1,491.7
Net asset value per share (HK$)	每股資產淨值(港元)	**2.24**	1.86
Earnings per share (HK$)	每股盈利(港元)	**0.240**	0.236
Dividend per share (HK$)	每股股息(港元)	**0.015**	0.252
Total assets (HK$m)	總資產(百萬港元)	**10,361.5**	7,621.4
Quick assets (HK$m)	速動資產(百萬港元)	**3,797.0**	3,616.2
Net current assets (HK$m)	流動資產淨值(百萬港元)	**136.9**	824.0
Net debt (HK$m)	淨負債(百萬港元)	**1,143.8**	184.6
Shareholders' funds (HK$m)	股東資金(百萬港元)	**3,377.1**	2,771.9
Current ratio	流動比率	**1.04**	1.29
Quick ratio	速動比率	**0.99**	1.26
Net debt/equity ratio	淨負債／資本比率	**0.34**	0.07
Gearing ratio	資本負債比率	**0.61**	0.37
Return on equity	股權收益	**11%**	12%
Total shareholder return	股東總收益	**-46%**	38%

Total shareholder return
股東總收益


HK$
港元
Year-on-Year %
按年百份比
5.0
4.0
3.0
2.0
1.0
0
300
250
200
150
100
50
0
-50
284%
278%
37%
38%
-11%
-46%
03
04
05
06
07
08
FY 年度
Total shareholder return 股東總收益
Share price (cum dividend) 股價 (連息)
Share price (ex dividend) 股價 (除息)

Net asset value per share
每股資產淨值


HK$
港元
3.0
2.0
1.0
0.0
2.06
2.32
1.86
1.86
2.24
04
05
06
07
08
FY 年度

Earnings per share
每股盈利


HK cents
港仙
40
30
20
10
0
14.6
38.5
20.4
23.6
24.0
04
05
06
07
08
FY 年度

Dividend per share
每股股息


HK cents
港仙
80
60
40
20
0
31.5
3.0
73.0
25.2
1.5
04
05
06
07
08
FY 年度

Shareholders' funds
股東資金


HK$m
港元(百萬)
4000
3000
2000
1000
0
2,771
3,179
2,571
2,772
3,377
04
05
06
07
08
FY 年度

Return on equity
股權收益


%
百分比
20
10
0
6%
16%
11%
12%
11%
04
05
06
07
08
FY 年度

Profit attributable to shareholders
股東應佔溢利


HK$m
港元(百萬)
600
400
200
0
164
522
279
346
360
04
05
06
07
08
FY 年度

MAJOR CORPORATE EVENTS
大事回顧

2007

MAY 五月

PYI signed an agreement with the Shanghai Caohejing Hi-Tech Park Development Corporation to co-develop a hotel, service apartment and office complex in the modern service area at Caohejing, Shanghai.
保華集團與上海漕河涇開發區高科技園發展有限公司簽訂協議，合作發展上海漕河涇
現代服務業集聚區酒店、公寓式酒店和辦公樓項目。

JUN 六月

PYI signed a Memorandum of Understanding with Yichang Port Group to set up a joint venture for the development and operation of bulk cargo and container terminals, as well as integrated logistics businesses in Yichang, Hubei Province.
保華集團與湖北宜昌港口集團有限公司簽訂合作備忘錄，成立合資公司發展和營運
宗散貨及集裝箱碼頭。

JUL 七月

PYI secured a RMB960 million project loan from a syndicate of eight PRC domestic banks to finance the infrastructural facilities for PetroChina's LNG terminal at Yangkou Port.
保華集團成功與八間內地銀行組成的銀團籌組9.6億人民幣項目貸款，以發展洋口港
與中石油液化天然氣碼頭相關的基建設施。

PYI signed a Memorandum of Understanding with Chongqing Port Logistics Group to jointly develop bulk cargo port and logistics business as well as to redevelop of the Chaotianmen Central Port District in Chongqing.
保華集團與重慶港務物流集團有限公司簽訂合作備忘錄，共同於重慶發展大宗散貨
口及物流業務，並重建朝天門中心港區。

AUG 八月

PYI signed a Letter of Intent with Huzhou Port Authority to jointly re-develop t
Xi Sai logistics area in Huzhou.
保華集團與湖州市港務有限公司簽訂合作意向書，共同開發建設湖州港西塞作業區
建項目。

SEP 九月

PYI signed a Letter of Intent with the Changzhou New Technology Developme
Zone Management Committee to participate in the development of a consolidated logistics zone in the Luanzhou Port District.
保華集團與常州國家高新技術產業開發區管理委員會簽訂合作意向書，參與發展常
錄安洲港區綜合物流園區。

NOV 十一月

PYI was notified by SDIC Communications Co. of its intention to dispose its entire 12.32% equity interest in Nantong Port Group Limited.
保華集團獲國投交通公司通知，有意出售所持有之南通港口集團12.32%股權。

PYI transferred 0.3sq km of land on the 1.4sq km man-made Sun Island at Yangkou Port to PetroChina for the building of its LNG facility.
保華集團將一幅面積0.3平方公里的人工島土地，正式移交予中石油。該土地位於洋
口港1.4平方公里的人工島「太陽島」上，供中石油興建其液化天然氣設施。



2008

JAN 一月

PYI was granted a mandate by shareholders to proceed with the acquisition, through a public tendering or exercise its pre-emption right, of a maximum of 12.32% equity interest in Nantong Port Group Limited, which is currently held by SDIC Communications Co.

保華集團獲股東授權，通過參與競價投標程式或行使優先購買權，收購由國投交通公司所持有之南通港口集團12.32%股權。

APR 四月

PYI signed a Letter of Intent with Jiangyin New Harbour City Administration Committee for the redevelopment of certain existing berths to become a substantial container terminal.

保華集團與江陰臨港新城管委會簽訂江陰新港開發合作意向書，整合若干現有碼頭以建設一大型集裝箱碼頭。

PYI signed a Letter of Intent with the Jiaxing Government to co-develop the 450mu Nanhu International Logistics project.

保華集團與嘉興市南湖區人民政府簽署合作意向書，合作發展佔地450畝的南湖區國際物流中心項目。

MAY 五月

PYI joined Paul Y. Engineering Group in donating in excess of HK$6 million to relief work of the mass earthquake in Sichuan Province. The donation came from staff in Hong Kong and the Mainland together with a 2:1 matching fund and top-up program by the Group companies.

保華集團連同保華建業捐出超過600萬港元，以支援四川大地震之賑災工作。善款來自香港及國內員工的捐款、兩家公司推出的員工捐款雙倍配對計劃，再加上旗下各公司的額外捐款。

JUN 六月

PYI signed a framework agreement-in-principle with Jiangyin New Harbour City Administration Committee for the co-development of the Jiangyin New Port District.

保華集團與江陰臨港新城管委會簽訂合作開發江陰新港區之框架協議原則條款，

YANGTZE STRATEGY HAS TRANSFORMED FROM VISION TO REALITY.



OUR SHAREHOLDERS' FUNDS INCREASED BY HK$605 MILLION TO HK$3,377 MILLION, ACHIEVING A GAIN OF 22%.

我們的股東資金增加6.05億港元至33.77億港元，升幅達22%。

DEAR SHAREHOLDERS,

It is my pleasure to report our satisfactory performance for the year ended 31 March 2008. Our net profit after taxation is HK$360 million (2007: HK$346 million), an increase of 4% year on year. Our shareholders' funds increased by HK$605 million to HK$3,377 million, achieving a gain of 22%. In addition to the interim dividend of 1.5 cents paid during the year, the Board has proposed a final dividend in the form of one warrant for every six PYI shares held by our shareholders. Such warrants carry rights for one year to subscribe for new PYI shares at HK$1/share. Following the significant capital return program during the development phase of our Yangtze Strategy in the past three years, this proposed warrant issue provides our shareholders an attractive opportunity to invest in our future success.

After several years of focused development work, I am very pleased to report that our Yangtze Strategy has transformed from vision to reality. Along the way, many of our most important milestones have been realized.

OUR YANGTZE STRATEGY REALIZED

The year saw significant development of Yangkou Port, both in terms of construction progress and in the vindication of its financial viability. As the most up-and-coming deep-sea port situated nearest to the Yangtze River, Yangkou Port will spearhead our Yangtze Strategy and play a key role in serving the Golden Waterway. With a strong foothold in Nantong and Wuhan and together with other expansion targets, PYI is poised to building a critical mass and to forming an integrated network in all reaches of the Yangtze River region that will deliver long-term value to our shareholders.

各位股東：

本人欣然向　閣下呈報集團截至2008年3月31日止財政年度的業績。保華集團年內表現令人滿意，除稅後盈利達3.6億港元(2007年：3.46億港元)，按年增加4%。股東資金增加6.05億港元至33.77億港元，錄得22%升幅。除了已於年中派發的1.5港仙中期股息，董事局建議就股東持有的每6股保華股份，派發1份認股權證作為末期股息。該股權證為期一年，可按每股1港元認購價認購保華集團的新股份。在發展長江策略的三年過程中，股本回報一直理想；董事局建議發行的認股權證，將會為各位股東帶來回報更優厚的投資機會。

經過近幾年來的不懈努力，集團的長江策略目標已經實現。集團在此過程之中，亦得以實現多個主要里程。

長江策略　做大做強

洋口港在建設進度與財務可行性兩方面，均在年內取得進展。洋口港作為華東最具發展潛力的深水大港，將驅動整體長江策略，並在長江這黃金水道上取得重要位置。再配合集團在南通、武漢及其他地區的強勢發展，集團將持續強化業務規模，沿長江塑造其物流中轉網絡，為股東帶來長遠價值。

INFRASTRUCTURAL DEVELOPMENT REQUIRES CONTINUOUS EFFORT AND COMMITMENT.

基建發展必須持續努力並且貫徹始終，才能有成。



CORPORATE GOVERNANCE AND MANAGEMENT EXCELLENCE REALIZED

Excellent corporate governance is the foundation for sustainable business development, as well as maximization of shareholders' benefits. A written corporate governance manual is being compiled to provide clear guidance to our staff at every level, every location. Percentage of independent non-executive directors in the Board remains over 70%, and most of them recorded over 80% attendance at meetings. Their diligence and contributions are greatly appreciated.

COMMITMENT TO OUR COMMUNITIES REALIZED

When PYI formulated the Yangtze Strategy, we made some long-term commitments to the communities where we operate. This included the sponsorship of study tours to Hong Kong and Macau for distinguished students in Nantong and Wuhan secondary schools. More than 100 students from these two cities have now visited Hong Kong, and a bond has been created among these students, as well as between them and PYI.

In response to the devastating earthquake in Sichuan Province on 12 May 2008, PYI joined its nationwide offices, subsidiaries and associates in raising funds for the massive relief effort. Our total donation was over HK$6 million, which included staff contributions that were doubly matched by the PYI, in addition to the Directors giving a quarter of their annual fees.

獨立管治　卓越營運

卓越的企業管治是業務持續發展的基石，對保障股東利益亦至為重要。集團正編製企業管治手冊，為各階層、各地區的同事提供清晰的指引。另一方面，董事局保持高度獨立，獨立非執行董事所佔比例超逾70%；大部份董事出席會議的比率逾80%。各董事的努力與貢獻，對集團發展至為重要。

長遠承擔　回饋社會

集團制訂長江策略之初，已決心對業務所在之社區作出長遠承擔，其中包括贊助南通與武漢市優秀中學生赴香港和澳門進行訪問交流。曾到訪香港的百多名學生不但彼此間增進友誼，亦與集團建立聯繫。

2008年5月12日四川大地震災難發生之後，集團隨即與全國各地辦事處、附屬及聯營公司發起賑災籌款活動。集團捐款總額超過600萬港元，其中包括員工捐款、集團及附屬公司雙倍配對員工捐款、以及董事捐出酬金四分之一之款項等。



THE FUTURE OF OUR LOGISTICS INDUSTRY REALIZED

I would like to take this opportunity to give recognition to my fellow Board members, our executives and staff across the nation for their total dedication and loyal service. Infrastructural development is never a short-term investment - it requires continuous effort and commitment. I am therefore most grateful to our shareholders, clients and partners for their trust over the years in our original vision.

Yours faithfully,

Joseph Chow *OBE, JP*
Chairman

Hong Kong, 18 July 2008

實現物流業未來發展

我謹藉此機會，向董事局仝人，以及在各地謹守崗位，竭誠奉獻的管理層及職員致意。基建發展絕非短線投資，必須持續努力並且貫徹始終，方能有成。對於股東、客戶、夥伴多年來對集團方針的信任，我在此表示由衷感激。

主席
周明權 *OBE, JP*
謹啟

香港，2008年7月18日

THE GROUP ACHIEVED SATISFACTORY FINANCIAL



WE ACHIEVED TURNOVER OF HK$5,503 MILLION AND GROSS PROFIT REACHING HK$427 MILLION, A 56% GROWTH YEAR ON YEAR.

集團營業額增長至55.03億港元，毛利4.27億港元，按年上升56%。

DEAR SHAREHOLDERS,

It is my pleasure to report that the Group achieved satisfactory financial results for the year ended 31 March 2008, with turnover of HK$5,503 million and gross profit reaching HK$427 million, a 56% growth compared with that of the preceding year. Net profit was HK$360 million, with earnings per share reaching HK24 cents. Shareholders' funds increased by HK$605 million to HK$3,377 million.

GATEWAY TO OUR FUTURE

The global economy has gone through roller-coaster in the period. In spite of the boom of Chinese and Asian financial markets, surging price of oil and basic commodities led to volatility of these markets. The situation was worsened by credit crunch, fear for stagflation and natural disasters. Despite the global slowdown of economy, growth in the Mainland is supported by continuous infrastructure development, urbanization schemes and international trade. As a result, demand for primary goods such as food, raw materials and construction materials remains strong. Against this backdrop, the PRC government policies are still strongly in favour of infrastructural investments, particularly in the port and logistics sector.

We decided to pursue our Yangtze Strategy five years ago and committed ourselves to build up a network of bulk cargo ports in the Yangtze River region, in order to fulfill the increasing demand for efficient and cost-effective logistics services. Our focused effort has turned the vision into reality, and I am pleased to report our progress.

各位股東：

本人欣然向　閣下呈報，保華集團於截至2008年3月31日止年度錄得令人滿意的業績，在營業額較對上年度增長至55.03億港元的基礎上，錄得毛利淨額4.27億港元，較去年上升56%。除稅後純利3.6億港元，每股盈利24港仙；股東資金增加6.05億港元至33.77億港元。

前路指標

年內全球經濟歷經急劇變化。雖然內地與亞洲金融市場持續興旺，石油與基本商品價格同時急劇上升，卻導致各地市場波動，且局勢更在信貸收縮、滯脹陰影、自然災害影響下變本加厲。儘管全球經濟放緩，內地經濟仍因應基建、城市化發展持續與對外貿易擴展而保持升勢。因此，內地對主要貨品如食品、原料、建築材料的需求依然強勁。在上述形勢下，中央政府政策目前仍致力於促進基建投資，尤以港口與物流業為重點。

保華集團早於五年前開展其長江策略，致力沿長江流域建設大宗散貨港口網絡，藉此滿足內地對高效而具成本效益的物流服務日增的需求。經過多年來的不懈努力，長江策略已能逐步落實。本人謹此向各位股東報告最新的發展狀況。





REVIEW OF OPERATIONS

Port and Infrastructure Development and Logistics

During this fiscal year, in pushing forward with our Yangtze Strategy, PYI has strengthened its foothold on the Yangtze with promising results.

Yangkou Port

Yangkou Port contributed about HK$97 million (2007: Nil) to the Group's operating profit for the period under review. The income was derived from project management and access rights of infrastructure in Yangkou Port.

The 1.4sq km man-made island was partially completed with 0.3sq km of land handed over to PetroChina in November 2007 for the building of its LNG facility. The entire man-made island is scheduled for completion at the end of 2008.

The building of the Yellow Sea Crossing progressed well during the period and the last section of the bridge decking was successfully completed in middle of July 2008. It is scheduled for opening to traffic by the end of 2008. Other development plans in Yangkou Port were also in good progress. Yangkou Port is expected to commence operation by the end of 2008 as scheduled.

業務回顧

港口及基建發展與物流

於本年度內，在長江策略的不斷推動中，保華集團以驕人業績穩固了其在長江流域的立足點。

洋口港

洋口港佔本集團回顧期內經營溢利淨額約9,700萬港元(2007：無)。收入來自項目管理及洋口港基建設施之使用權。

面積1.4平方公里之人工島之部份工程已建成，面積0.3平方公里之土地已於2007年11月移交中石油，興建其液化天然氣接收站設施。整個人工島預期於2008年底建成。

黃海大橋於期內之建設亦進行順利，最後部分的橋面在2008年7月中旬成功竣工。計劃於2008年底通車。其他有關洋口港發展之計劃亦順利進行，預期港口將如期在2008年底通航。



GROWTH IN THE MAINLAND IS SUPPORTED BY CONTINUOUS INFRASTRUCTURE DEVELOPMENT, URBANIZATION SCHEMES AND INTERNATIONAL TRADE.

內地經濟因應基建、城市化發展持續與對外貿易擴展而保持升勢。

In addition, about 4.16sq km of our 42sq km land bank, having reached the formed and serviced stage, obtained the certificate of completion of land reclamation. As a result, this parcel of land has been reclassified as investment properties and revalued and recognised at fair value. As at 31 March 2008, fair value of this 4.16sq km land parcel was about HK$1 billion. Revaluation gain of HK$638 million and its relevant deferred tax charge of HK$267 million were recognised in the income statement.

Reclamation for the final 20sq km industrial land bank has commenced, with 10sq km scheduled for completion before the end of 2009.

Highways, railways, canals and connecting infrastructural utility associated with Yangkou Port are being developed by others. With the materialization of all the above facilities and plans, Yangkou Port is poised to become a major deep-sea hub port in Eastern China specializing in raw materials, coal, petroleum and chemicals storage and trans-shipment as well as a large scale petrochemical industrial and logistic zone.

In July 2007, our 75% owned Jiangsu YangKou Port Development & Investment Co., Ltd. successfully closed a 7-year project loan facility of RMB960 million with a syndicate of eight domestic banks led by Industrial and Commercial Bank of China in Nanjing. The successful closure of the syndicated financing not only testified the commercial viability of the project but also cast their vote of confidence in the future prospects of Yangkou Port.

此外，42 平方公里的土地儲備中約4.16 平方公里達至已平整及有設施階段，並取得完成填海土地之證書。此塊已平整及有設施土地已重新分類為投資物業，並已按其公平價值重估及確認。於2008 年3月31日，該幅佔地4.16 平方公里之土地之公平價值約為10億港元，重估收益6.38 億港元及其相關遞延税項2.67 億港元已於收益表內確認。

佔地約20平方公里工業用土地儲備的圍填工程已經開始，其中10平方公里土地預計將於2009 年底前完成。

與洋口港相關的高速公路、鐵路、水道及接駁公用設施皆由其他單位建設。隨著上述所有設施及計劃相繼實踐，洋口港已作好準備，成為於華東地區專於原材料、煤炭、石油及化學品儲存及運輸之主要深海樞紐港口及大型石油化學品工業物流區。

於2007 年7 月，本集團擁有75%權益之江蘇洋口港投資開發有限公司，與由中國工商銀行牽頭之八間當地銀行於南京成功完成一項人民幣9.6 億元，為期七年之銀團項目貸款。成功獲得銀團撥款，不僅證明了項目之商業可行性，而且顯示其對洋口港之未來前景極具信心。





Nantong Port

Nantong Port contributed about HK$34 million (2007: HK$5 million) to the Group's net profit for this year. It recorded a net profit of about HK$76 million (2006: HK$54 million) for the year ended 31 December 2007. Improvement in profitability was due to revenue growth as well as successful cost control measures.

Nantong Port recorded an annual cargo throughput of 58 million tonnes in 2007, representing an increase of 32% year on year. The Jianghai iron ore terminal also went into commercial operation to become the most modernized trans-shipment hub terminal with the highest throughput capacity and the most modern iron ore terminal on the Yangtze River. Modernization and upgrading programs are underway in other terminals with a view to increase capacity and enhance profitability.

In January 2008, at the special general meeting, shareholders granted a mandate for PYI management to participate in the public tendering process and/or exercise its pre-emption right for the 12.32% equity interest held by SDIC Communications Co. in Nantong Port Group Limited. This sale process is expected to be conducted in the second half of 2008. If materialized, the acquisition will increase PYI's stake in Nantong Port Group to over 50%, thus making Nantong Port Group a PYI subsidiary.

南通港

南通港佔本集團回顧期內溢利淨額約3,400 萬港元（2007：500 萬港元）。於截至2007 年12 月31 日止年度內，南通港的溢利淨額為7,600 萬港元（2006：5,400萬港元）。盈利能力之改善乃由於收益增長及成功之成本控制措施。

2007 年，南通港口錄得年散貨吞吐總量達5,800 萬噸，按年增加32%。江海鐵礦石碼頭亦開始營運，成為長江流域最現代化、最高吞吐能力之樞紐運輸碼頭。現代化及改造之項目現於其他碼頭進行中，以增加貨運量及提高盈利能力。

保華集團於2008 年1 月舉行股東特別大會，會上股東授權管理層就國投交通公司於南通港口集團有限公司所持有之12.32%權益參與公開招標及／或行使優先購買權。該出售過程預計在2008 年下半年進行。倘收購事項落實，保華集團於南通港口集團之股份將增加至超過50%，屆時南通港口集團將因而成為保華集團之附屬公司。



GOVERNMENT POLICIES ARE STILL STRONGLY IN FAVOUR OF INFRASTRUCTURAL INVESTMENTS, PARTICULARLY IN THE PORT AND LOGISTICS SECTOR.

政府政策目前仍致力於促進基建投資，尤以港口與物流業為重點。

Investment Opportunities in Other Ports on the Yangtze

During the year, PYI has signed various memoranda of understanding for port and logistics investment opportunities along the Yangtze in Chongqing, Yichang, Jiangyin, Changzhou, Huzhou and Jiaxing etc. These opportunities progressed into different stage of negotiations in each respective location. It is expected that some of these major opportunities will be secured in the financial year ending March 2009.

Engineering Business – Paul Y. Engineering

Paul Y. Engineering and its subsidiaries (the "Paul Y. Engineering Group") achieved turnover of HK$4,913 million during the year, up 13% compared with last year (2007: HK$4,359 million). It contributed about HK$129 million (2007: HK$59 million) to the Group's operating profit during the year and proposed a final dividend of HK5.5 cents per share, or a pay-out ratio of 45%.

During the year, Paul Y. Engineering Group secured new contracts totalling HK$1,565 million in aggregate value. Subsequent to the year end, the engineering business secured additional contracts of HK$2,313 million.

Paul Y. Engineering Group has moved up the value chain of engineering services for enhanced returns with more in-depth participation in property development and investment in the property market. With the comprehensive skill base from its two business

長江流域內其他港口的投資機會

於本年度內，就長江流域的重慶、宜昌、江陰、常州、湖州和嘉興等地的港口和物流的投資機會，保華集團簽訂了多份諒解備忘錄。上述機會在各地都處於不同的談判階段。預計在2009年3月底結束的財政年度內，其中一些重大投資機會將得以落實。

工程業務 — 保華建業

於本年度內，保華建業及其附屬公司(「保華建業集團」)的營業額達49.13億港元，與去年比較上升13%(2007：43.59億港元)。其業務佔本集團於期內之經營溢利約1.29億港元(2007：5,900萬港元)，保華建業集團擬宣派末期股息5.5港仙，派息率為45%。

於本年度內，保華建業集團獲得新工程合約總值15.65億港元。於結算日後，工程業務獲得額外合約價值23.13億港元。

保華建業集團集中發展上游工程服務，正進一步參與物業發展及投資房地產市場，尋求更多回報。保華建業集團現已蓄勢待發，以其兩大業務分支(即承建管理及物業發展管理)之全面及協同服務，於房地產不同環節上抓緊商機。透過保華集團不斷發掘與





arms namely management contracting and property development management, Paul Y. Engineering Group is now ready to tap opportunities in the property sector. As PYI continues to capture opportunities from port-related property development, the wealth of experience and expertise in large-scale infrastructure projects possessed by Paul Y. Engineering Group will continue to be a solid partner of PYI.

LPG Distribution

Based in Wuhan, PYI's wholly-owned Minsheng Gas owns and operates the largest LPG terminal and storage facility in Central China. Through its mature wholesale and retail network, Minsheng Gas has captured 40% share of the Wuhan LPG market for automotive consumption. The LPG distribution business recorded an operating loss of about HK$8 million (2007: gain of HK$3 million) for the year. Profitability was affected by the suppressed domestic oil price regime during the year. As a responsible corporate citizen, Minsheng Gas switched to the lower cost domestic LPG, in order to mitigate cost while maintaining steady supply in Wuhan. Throughput at the river terminal and the storage tank facilities declined due to decrease in import LPG. At times of negative margin, losses were partly offset by Government subsidy. The situation has recovered and returned to positive margin since the uplift of nation-wide price regime approved by the Central Government in June 2008.

港口有關之房地產發展商機，憑著保華建業集團在大型基建項目所累積之豐富經驗及專業知識，將可成為保華集團之堅定夥伴。

液化氣分銷

總部位於武漢之民生石油氣擁有和經營華中地區最大型之液化氣碼頭及儲備設施。透過其成熟之批發及零售網絡，民生石油氣取得武漢車用液化氣市場之40%佔有率。於本年度內，液化氣分銷業務錄得經營虧損約800 萬港元(2007：收益300 萬港元)。其盈利能力受到本年度內地受抑壓的油價體制所影響。作為一個負責任的公司法人，民生石油一方面維持武漢市的供應穩定，同時轉向成本較低的本地液化氣，以減低成本。因進口液化氣減少，碼頭及儲備設施的吞吐量也相應下降。在負盈利期間，部分損失由政府補貼沖抵。自2008 年6 月，中央政府批准提高全國成品油價格後，此情況已有所改善，盈利開始轉正。



PYI'S INVESTMENT PROPERTIES COMPRISED 4.16SQ KM FORMED LAND IN YANGKOU PORT, AND AN INDUSTRIAL INVESTMENT PROPERTY IN HANGZHOU.

保華集團的投資物業包括在洋口港4.16平方公里之已平整土地及杭州之工業用投資物業。

Property Development and Investment

Property investment contributed about HK$670 million (2007: HK$14 million) to operating profit for the year, as a result of the gain in fair value of investment properties of HK$669 million (2007: Nil). The investment properties comprised the 4.16sq km formed land in Yangkou Port, and a newly acquired industrial investment property in Hangzhou, which gave rise to a revaluation gain of HK$31 million and relevant deferred tax charge of HK$7 million.

Little Yangkou is situated about 35km west of Yangkou Port. Preliminary advance works were underway with a view to develop it as resort and amenity for the Yangkou industrial zone.

"Wanhua Zijin Garden", a residential property development near Yangkou Port with a gross floor area of 65,000sq m is approaching partial completion and handover stage.

In Nantong, the Group is developing the Nantong International Trade Center, a commercial and office complex tower covering a gross floor area of some 80,000sq m. Development of this property is expected to be completed in late of 2009.

Treasury Investment

The Treasury Investment business contributed about HK$42 million (2007: HK$84 million) towards operating profit for the year.

Portfolio of high-yield loans receivable amounted to about HK$340 million (2007: HK$469 million), equivalent to about 3% (2007: 6%) of the total assets of the Group.

物業發展及投資

於本年度內，因投資物業之公平價值增加約6.69億港元(2007：無)，物業發展及投資業務帶來約6.70億港元(2007：1,400萬港元)之經營溢利。投資物業包括在洋口港4.16平方公里已平整土地，及新收購位於中國杭州之一項工業用投資物業，而杭州之物業產生重估收益3,100萬港元及相關遞延税項支出700萬港元。

小洋口位於洋口港以西35 公里。前期初步的工作正在進行，擬將其建設成為洋口工業區的休閒渡假勝地。

鄰近洋口港之住宅物業「萬華紫金花苑」，總建築面積為65,000平方米，已屆部分完成及交收階段。

於南通，本集團正發展一幢商業及綜合辦公大樓「南通國際貿易中心」，總建築面積約為80,000平方米，預期於2009年底竣工。

庫務投資

於本年度內，約4,200萬港元(2007：8,400萬港元)之經營溢利來自庫務投資業務。

應收高息貸款組合約達3.4億港元(2007：4.69億港元)，相當於本集團總資產約3%(2007：6%)。





OUTLOOK

China's short-term economic trend is clouded by a number of uncertainties including international trade and financial market conditions, domestic austerity program and monetary policy, inflation, high oil and base metal prices as well as impact caused by natural disasters. It is quite pleasing to see that government policies are still strongly in favor of infrastructural investments, particularly in the port and logistics sector.

After five years of dedicated development works, Yangkou Port will be brought from a conceptual to reality, marked by its official opening of Yangkou Port scheduled for the end of 2008. That will mark the commencement of operations of the newest deep-sea port in Eastern China serving the petrochemical industry as well as acting as a bulk cargo trans-shipment hub for the Yangtze River Region. Having secured PetroChina's LNG import facilities at Yangkou Port, the 30sq km industrial land bank will provide a viable base for sustainable development for many industrial companies in short and medium terms. As the anchor of our Yangtze Strategy, Yangkou Port has finally reached a key development stage that it will continue to be a major value driver for PYI for many years to come.

Nantong Port Group is moving on to the third successful year in terms of throughput as well as profitability, with double digit growth year on year. Furthermore, it will serve as a solid base for PYI to embark on the consolidation strategy along the Yangtze River. PYI is determined to capture the investment opportunities built up in recent years and evolve to be a major integrated regional port owner and operator along the Yangtze.

展望

中國短期經濟走向為多項不確定因素所籠罩，包括國際貿易和金融市場狀況、內地緊縮計劃及貨幣政策、通貨膨脹、油價高企，以及天災所引致之影響等。然而，我們高興地看到，政府的政策仍強烈鼓勵基建投資，特別是在港口和物流行業。

經過五年來專心致志的工作，洋口港已經從概念性階段走到了現在的事實。洋口港計劃在2008年底正式通航。這將標誌著作為長江流域地區石化行業及大宗散貨轉運樞紐中心、華東地區最新的深水海港正式開始營運。中石油的液化天然氣進口設施設在洋口港，使30平方公里的工業用土地儲備為眾多工業企業在中短期可持續發展提供了可行性。作為我們長江策略的立足點，洋口港已到達了一個關鍵的發展階段並將長遠帶動集團持續增值。

從連續兩年雙位數的吞吐量和利潤率增長來看，南通港口集團正進入第三個成功的年度。此外，南通港口集團還將作為保華集團開始長江流域內整合策略的堅實基礎。保華集團決心抓住近年建立的投資機會，晉身長江流域主要港口及物流營運企業。



YANGKOU PORT HAS FINALLY REACHED A KEY DEVELOP-MENT STAGE THAT IT WILL CONTINUE TO BE A MAJOR VALUE DRIVER FOR PYI FOR MANY YEARS TO COME.

洋口港已到達了一個關鍵的發展階段，並將長遠帶動集團持續增值。

I would like to express my appreciation to our Chairman for his vision and leadership, to our board members for their valuable guidance and monitoring, and our staff team in Hong Kong and the Mainland for their dedication and contribution over the year. We also appreciate our business partners and shareholders for their trust in our strategic vision.

本人謹此衷心感謝集團主席的遠見與英明領導，董事局全人的寶貴指引與監察，以及香港及內地團隊各位同事的努力與貢獻。集團全人對於商業夥伴及股東對集團策略的信賴，亦深表謝意。

Yours faithfully,

Tom Lau
Managing Director

Hong Kong, 18 July 2008

總裁
劉高原
謹啟

香港，2008年7月18日

REVIEW OF FINANCIAL PERFORMANCE

For the year ended 31 March 2008, the Group recorded a consolidated turnover of about HK$5,503 million (2007: HK$4,644 million), representing an increase of about 18% when compared with that of last corresponding year. The increase was mainly attributable to the increase in the Group's business in management contracting.

The Group's gross profit increased by 56% to about HK$427 million (2007: HK$274 million) as compared with last year. Such gross profit represented a gross margin of 8% (2007: 6%) of the consolidated turnover. Profit before taxation of about HK$833 million was achieved as compared with about HK$327 million for the last year. The Group's profit before taxation was composed of:

(i) net gain of about HK$129 million in management contracting and property development management businesses (2007: HK$59 million);
(ii) net gain of about HK$66 million in port and infrastructure development and logistics business (2007: net loss of HK$14 million);
(iii) net loss of about HK$8 million in LPG distribution (2007: net gain of HK$7 million, including discount on acquisition of LPG business of about HK$4 million);
(iv) net gain of about HK$42 million in treasury investment (2007: HK$84 million);
(v) net gain of about HK$670 million in property investment (2007: HK$14 million), including increase in fair value of investment properties of about HK$669 million (2007: Nil);
(vi) interest income of about HK$47 million (2007: HK$42 million);
(vii) gain on disposal of interests in associates of about HK$4 million (2007: HK$5 million);
(viii) increase in fair value of derivative financial instruments of about HK$11 million (2007: Nil);
(ix) net gain of about HK$56 million (2007: HK$223 million) from share of results of associates and jointly controlled entities;
(x) net loss in investments held for trading and available-for-sale investments of about HK$11 million (2007: net gain of about HK$89 million);
(xi) net corporate and other expenses of about HK$120 million (2007: HK$158 million); and
(xii) finance costs of about HK$53 million (2007: HK$24 million).

財務表現回顧

於截至2008年3月31日止年度，本集團錄得綜合營業額約55.03億港元(2007：46.44億港元)，與去年同期數字比較上升約18%，此升幅主要由於本集團承建管理業務之收益增加所致。

與去年比較，本集團之毛利上升56%至約4.27億港元(2007：2.74億港元)。該毛利額顯示毛利率約為綜合營業額之8%(2007：6%)。本集團之除税前溢利約達8.33億港元(去年則為3.27億港元)。本集團之除税前溢利包括：

(i) 承建管理及物業發展管理業務之收益淨額約1.29億港元(2007：5,900萬港元)；
(ii) 港口及基建發展與物流業務之收益淨額約6,600萬港元(2007：虧損淨額1,400萬港元)；
(iii) 液化氣分銷虧損淨額約800萬港元(2007：收益淨額700萬港元，包括收購液化氣業務之負商譽約400萬港元)；
(iv) 庫務投資之收益淨額約4,200萬港元(2007：8,400萬港元)；
(v) 物業投資之收益淨額約6.70億港元(2007：1,400萬港元)，包括投資物業之公平價值增加約6.69億港元(2007：無)；
(vi) 利息收入約4,700萬港元(2007：4,200萬港元)；
(vii) 出售聯營公司權益之收益約400萬港元(2007：500萬港元)；
(viii) 衍生金融工具公平價值增加約1,100萬港元(2007：無)；
(ix) 攤佔聯營公司及共同控制機構收益淨額約5,600萬港元(2007：2.23億港元)；
(x) 持作買賣投資及可供出售投資的虧損淨額約1,100萬港元 (2007：收益淨額約8,900萬港元)；
(xi) 公司及其他開支之淨額約1.20億港元(2007：1.58億港元)；及
(xii) 融資成本約5,300萬港元(2007：2,400萬港元)。

Net profit for the year attributable to the shareholders of PYI was about HK$360 million (2007: HK$346 million) and basic earnings per share was HK24.0 cents (2007: HK23.6 cents). Such improvement was mainly due to the commencement of profit contribution from the port and infrastructure development business in Yangkou Port during the year.

REVIEW OF FINANCIAL POSITION

When compared with the Group's financial position as at last year end, total assets increased by 36% to about HK$10,361 million (2007: HK$7,621 million) and net current assets decreased by 83% to about HK$137 million (2007: HK$824 million). These changes were mainly attributable to the Group's further capital expenditure in Yangkou Port. Consequently, current assets decreased from 1.29 times to 1.04 times of current liabilities. After accounting for the net profit of about HK$360 million net of dividends declared of about HK$45 million as well as surplus arising from RMB exchange translation of about HK$221 million, equity attributable to shareholders of PYI increased by 22% to about HK$3,377 million (2007: HK$2,772 million), representing HK$2.24 per share as at 31 March 2008 (2007: HK$1.86 per share).

Net cash inflow from operating activities was about HK$263 million and that from financing activities was about HK$749 million, and net cash outflow from investing activities was about HK$1,131 million, resulting in a net decrease in available cash and cash equivalents of about HK$119 million for the year.

LIQUIDITY AND CAPITAL RESOURCES

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements and committed capital expenditures. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to six years. In an effort to minimize the adverse impact of exchange rate and interest rate fluctuations on the Group's earnings, assets and liabilities, the Group continues to manage the fluctuation exposures on specific transactions.

保華集團股東應佔年內溢利淨額約為3.60億港元（2007：3.46億港元），每股基本盈利為24港仙（2007：23.6港仙）。溢利改善主要由於洋口港的港口及基建發展業務於本年度開始貢獻溢利所致。

財務狀況回顧

與本集團於去年底之財政狀況相比，本集團之總資產增加約36%至約103.61億港元（2007：76.21億港元），而流動資產淨值則減少約83%至約1.37億港元（2007：8.24億港元），主要原因是本集團增加對洋口港之資本支出。因此，流動資產由相當於流動負債之1.29倍減少至約1.04倍。計入溢利淨額約3.60億港元（扣除已宣派之股息約4,500萬港元以及因匯兑人民幣所引致的盈餘約2.21億港元）後，保華集團增加股東應佔之權益約22%至約33.77億港元（2007：27.72億港元），折合於2008年3月31日為每股2.24港元（2007：每股1.86港元）。

經營業務及融資活動之現金流入淨額分別約為2.63億港元及7.49億港元，而投資活動之現金流出淨額則約為11.31億港元，導致年內現金及現金等值項目淨額減少約1.19億港元。

流動資金及資本來源

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸以支持其所需之營運資金及資本開支承擔。本集團之貸款按市場息率計息，還款期為一至六年。為盡量減低匯率及利率波動對本集團盈利、資產及負債之不利影響，本集團持續管理特定交易所面對之市場波動風險。

As at 31 March 2008, the Group's total borrowings amounted to about HK$2,046 million (2007: HK$1,024 million) with HK$959 million (2007: HK$597 million) repayable within one year and HK$1,087 million (2007: HK$427 million) repayable after one year. Out of the Group's total borrowings of about HK$2,046 million, about HK$204 million was non-recourse to the Group (excluding the Paul Y. Engineering Group).

於2008年3月31日，本集團借款共達約20.46億港元(2007：10.24億港元)，其中9.59億港元(2007：5.97億港元)須於一年內償還，另10.87億港元(2007：4.27億港元)須於一年後償還。本集團於2008年3月31日約20.46億港元之總借貸中，約2.04億港元對本集團(不包括保華建業集團)並無追索權。

As at 31 March 2008, HK$337 million (2007: HK$262 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, HK$121 million (2007: Nil) bore interest at fixed rates and were denominated in Hong Kong dollars, HK$1,362 million (2007: HK$600 million) bore interest at floating rates and were denominated in Renminbi, and HK$226 million (2007: HK$162 million) bore interest at a fixed rate and were denominated in Renminbi. The Group's gearing ratio was 0.61 (2007: 0.37), which is calculated based on the total borrowings of HK$2,046 million (2007: HK$1,024 million) and the Group's shareholders' fund of HK$3,377 million (2007: HK$2,772 million).

於2008年3月31日，在本集團借款中，有3.37億港元(2007：2.62億港元)按浮動息率計息並以港元為單位，有1.21億港元(2007：無)按固定利率計息並以港元為單位，有13.62億港元(2007：6億港元)按浮動利率計息並以人民幣為單位，另有2.26億港元(2007：1.62億港元)按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.61(2007：0.37)，該項比率乃根據本集團20.46億港元(2007：10.24億港元)之總借款及33.77億港元(2007：27.72億港元)之股東資金計算。

Cash balances at 31 March 2008 amounted to about HK$636 million (2007: HK$779 million), of which about HK$34 million (2007: HK$43 million) has been pledged to banks to secure general credit facilities granted to the Group. As at 31 March 2008, the Group has a net debt position (being cash balances net of bank borrowings) of HK$1,143 million (2007: HK$185 million).

於2008年3月31日之現金結餘約為6.36億港元(2007：7.79億港元)，當中約3,400萬港元(2007：4,300萬港元)已抵押予銀行以取得本集團所獲給予之一般信貸融資。於2008年3月31日，本集團處於淨負債(即扣除銀行借貸後之現金結餘)11.43億港元(2007：1.85億港元)。

During the year, the Group issued a zero coupon, 3-year convertible note of HK$122 million at a conversion price of HK$4.25 per share. Redemption amount will be 114.167% of par value at maturity.

於本年度內，本集團以每股4.25港元之兌換價發行為數1.22億港元之零息三年期可換股票據。到期日時之贖回金額將為面值之114.167%。

In July 2007, the Group, through its 75% owned subsidiary Jiangsu YangKou Port Development and Investment Co., Ltd., entered into a 7-year project loan facility agreement for RMB960 million with a syndicate of eight domestic banks in Nanjing, the PRC. This syndicated loan, bearing the current Renminbi long-term loan benchmark interest rate as announced by the People's Bank of China, will be used to fund construction of the 13km Yellow Sea Crossing and the 1.4sq km man-made island at Yangkou Port. As at 31 March 2008, the Group utilised the syndicated loan in an aggregate amount of RMB600 million.

本集團於2007年7月，透過其擁有75%權益之洋口港投資開發有限公司與由中國工商銀行牽頭的八間位於中國南京市之本地銀行簽訂一項人民幣9.6億元，為期七年之項目貸款協議。該項銀團貸款之利率為中國人民銀行公布的同期人民幣長期貸款基準利率，用作建設洋口港長達13公里的陸島通道—黃海大橋和面積1.4平方公里的人工島基礎設施。截至2008年3月31日，本集團已動用銀團貸款當中合共人民幣6億元之款項。

CONTINGENT LIABILITIES

As at 31 March 2008, the Group has contingent liabilities in respect of guarantee given to a bank for banking facilities given to an associate of about HK$10 million (2007: HK$9 million) which was non-recourse to the Group (excluding the Paul Y. Engineering Group).

PLEDGE OF ASSETS

As at 31 March 2008, certain property, plant and equipment, land and sea use rights, investment property, properties under development and bank deposits of the Group with an aggregate value of about HK$916 million (2007: HK$644 million) and benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. As at 31 March 2008, about HK$43 million (2007: HK$53 million) of these pledged assets were used to secure credit facilities which were non-recourse to the Group (excluding the Paul Y. Engineering Group).

COMMITMENTS

As at 31 March 2008, the Group has expenditure contracted for but not provided for in the consolidated financial statements in respect of acquisition of certain property, plant and equipment, project under development and properties under development in the amount of about HK$1,155 million (2007: HK$1,520 million).

或然負債

於2008年3月31日，本集團就聯營公司獲授之銀行信貸給予銀行之擔保，有約1,000萬港元(2007：900萬港元)之或然負債，其對本集團(不包括保華建業集團)並無追索權。

資產抵押

於2008年3月31日，本集團總值約9.16億港元(2007：6.44億港元)之若干物業、機械及設備、土地及海域使用權、投資物業、發展中物業及銀行存款，以及於若干建築合約之利益，已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。於2008年3月31日，約4,300萬港元(2007：5,300萬港元)的已抵押資產已作為對本集團(不包括保華建業集團)並無追索權之信貸融資的抵押品。

承擔

於2008年3月31日，本集團就收購若干物業、機械及設備、發展中項目以及發展中物業有約11.55億港元(2007：15.20億港元)之已簽訂但並未於綜合財務報表撥備之開支。

BUSINESS DEVELOPMENT
業務發展



YANGKOU
PORT
洋口港



NANTONG
PORT
南通港



MINSHENG
GAS
民生石油


PAUL Y.
ENGINEERING
保華建業
PYI
PROPERTY
保華房地產

A NEW SEAPORT IN EASTERN CHINA



YANGKOU PORT

洋口港



A HUB PORT DEVELOPMENT THAT CHANGES THE SEASCAPE OF JIANGSU

江海明珠　潛力無限

...OU PORT IS POISED TO COMMENCE ...ON BY END OF 2008.

...期於2008年底開港通航。



YANGKOU PORT
洋口港





Yangkou Port connects Yangtze River and Yellow Sea.

洋口港連接長江與黃海。

Yangkou Port is a natural deep-sea harbour on Jiangsu's eastern coast, near the mouth of the Yangtze River. It is ideally situated to become a major trans-shipment hub for dry and liquid bulk cargo. The project comprises mainly a harbour-front industrial and logistics park, a 13km Yellow Sea Crossing and a 1.4sq km man-made island (the Sun Island) with 37 berths. Total land bank reaches 42sq km. The port is expected to commence operation at the end of 2008.

PYI builds, owns and operates Yangkou Port. The Sun Island was partially completed with 0.3sq km of land handed over to PetroChina in November 2007 for the building of its LNG facility. The building of the Yellow Sea Crossing also progressed well and the last section of the bridge decking was successfully completed in middle of July 2008. The entire man-made island is scheduled for completion at the end of 2008.

This year, about 4.16sq km of our land bank, having reached the formed and serviced stage, obtained the certificate of completion of land reclamation. As a result, this parcel of land has been reclassified as investment properties and revalued and recognised at fair value. Remaining balance of the land bank remains in our book at cost. Reclamation for the final 20sq km industrial land bank has commenced, with 10sq km scheduled for completion before the end of 2009.

Highways, railway, canal and other connecting infrastructure and utility associated with Yangkou Port are being developed by others. With the materialization of all the above facilities and plans, Yangkou Port is poised to become a major deep-sea hub port in Eastern China specializing in raw materials, coal, petroleum and chemicals storage and trans-shipment as well as a large scale petrochemical industrial and logistics zone.

洋口港乃江蘇省東面沿海的一個天然良港，毗鄰長江口。其地理位置優越，可成為主要的大宗乾濕散貨中轉基地。整項發展工程主要包括臨港工業物流園、長達13公里的黃海大橋、1.4平方公里的人工島(太陽島)及37座深海泊位。土地總儲備量達42平方公里。預期洋口港將於2008年底開港通航。

保華建設、擁有並經營洋口港。太陽島已部份建成，其中0.3平方公里之土地已於2007年11月移交予中石油，興建液化天然氣設施。黃海大橋之建設亦進行順利，最後部份之橋面在2008年7月中旬成功竣工。整個人工島預期於2008年底建成。

年內，土地儲備中約4.16平方公里達至已平整及有設施階段，並取得完成填海土地之證書。此部份土地已重新分類為投資物業，並已按其公平價值重估及確認。餘下土地儲備則仍以成本列賬。最後20平方公里的工業用地儲備已開始圍填，其中10平方公里土地預計於2009年底前完成。

與洋口港相關的高速公路、鐵路、水道及公用設施，皆由其他單位建設。隨著上述所有設施及計劃相繼實踐，洋口港已作好準備，成為華東地區專於原材料、煤炭、石油及化學品儲存及運輸之主要深海樞紐港口及大型石油化學品工業物流區。


南通港
NANTONG PORT
南通港



EFFICIENT MANAGEMENT AND FACILITIES IMPROVES PROFITABILITY

高效設施管理　帶動盈利增長



NANTONG PORT
南通港





The shoreline of Nantong Port extends to 4,155m.

南通港之岸線長達4,155米。

Nantong Port is a major river port in the Yangtze Delta and one of China's category-one national ports open to foreign trade and an important hub port of the country. It houses a total shoreline of 4,155m and five major terminals namely, Tongzhou Terminal, Jianghai Terminal, Yaogang Terminal, Langshan Terminal and the Container Terminal. They together operate 23 productive berths, including 2 berths for vessels of 150,000 tonnage, 5 berths for vessels of 70,000 tonnage, 3 berths for vessels of 50,000 tonnage and 3 berths for vessels of 10,000 tonnage.

Nantong Port Group is the core port enterprise at Nantong Port, accounting for nearly 50% of its total throughput. The main cargoes handled by Nantong Port Group are iron ore, minerals, sulphur, cement, steel, coal, fertilizers, grains and edible oil. It provides easy access to the Yangtze region by road and waterway and is an ideal hub port for cargo trans-shipment.

Nantong Port recorded an annual cargo throughput of 58 million tonnes in 2007, representing an increase of 32% year-on-year. The Jianghai Terminal went into commercial operation in the year to become the most modernized iron ore trans-shipment hub terminal on the Yangtze River. Modernization and upgrading programs are underway in other terminals with a view to increase capacity and enhance profitability.

南通港為長江三角洲主要河港、國家一類開放港口及國家主要樞紐港。擁有長江岸線4,155米；五個主要碼頭：通州港碼頭、江海碼頭、姚港碼頭、狼山港碼頭及集裝箱碼頭。該五個碼頭合共經營23座生產泊位，其中包括2座15萬噸級泊位；5座7萬噸級泊位；3座5萬噸級泊位及3座1萬噸級泊位。

南通港口集團是南通港之主要港口企業，佔南通港約50%之貨物吞吐量。南通港口集團處理之主要貨種有鐵礦、礦石、硫磺、水泥熟料、鋼材、煤炭、化肥、穀物及食油。南通港可以水陸兩路通行長江流域，為貨物中轉之理想集散港。

2007年，南通港錄得年吞吐量5,800萬噸，按年增加32%。江海港碼頭於年內開始其商業運作，並成為長江流域最現代化的鐵礦石中轉樞紐碼頭。其他碼頭現正進行現代化及改善工程，以增加貨運量及提高盈利。



MINSHENG GAS

民生石油

COMMITTED TO GREEN ENERGY

發展綠色能源



FULL SCOPE SERVICES SECURE
LEADING POSITION

全方位服務　鞏固領導地位

LARGEST LPG TERMINAL IN CENTRAL CHINA

華中液化氣基地



南湖LPG加气站
民生石油
59
503A278

MINSHENG GAS
民生石油





LPG business enjoys a bright outlook.

液化氣行業前景亮麗。

Based in Wuhan, Minsheng Gas owns and operates the largest liquefied petroleum gas (LPG) river terminal and storage-tank farm in mid-stream Yangtze. Through its mature wholesale and distribution network, it has captured a substantial share of the Wuhan LPG market for automotive consumption.

Minsheng Gas is poised to boost its leading position in the infrastructure and logistics facilities for LPG, oil and liquid bulk chemicals market in Central China. With the opening of domestic wholesale business of oil products to multinational corporations, Minsheng Gas also plans to expand the existing LPG terminal and storage by adding a petroleum terminal and storage facilities as well as those for chemical.

During the year profitability was affected by the suppressed domestic oil price regime. As a responsible corporate citizen, Minsheng Gas switched to the lower cost domestic LPG in order to mitigate cost and maintain steady supply, in Wuhan. With the uplift of nation-wide price regime approved by the Central Government in June 2008, import of LPG is expected to recover, throughput at river terminal and the storage tank facilities will pick up its growth trend.

總部位於武漢之民生石油於長江中游地區擁有及經營最大型之液化氣碼頭和儲備設施。透過其成熟之批發及零售網絡，民生石油取得武漢車用液化氣市場之重大佔有率。

民生石油致力提升其於華中地區的液化氣、石油及大宗液體化工之市場領導地位。隨著液化氣批發市場對外資開放後，民生石油亦有意興建一座石油產品碼頭及倉儲設施，以擴大現有的液化氣碼頭和儲庫。

年內，其盈利受到內地壓抑油價的體制而有所影響。作為一個負責任的公司法人，民生石油轉向成本較低的內地液化氣，以減低成本及維持武漢市的穩定供應。自2008 年6 月，中央政府批准提高全國成品油價格後，液化氣進口可望復甦，河港運輸及倉儲設施亦將重見增長勢頭。


INTERNATIONAL
ENGINEERING
GROUP
國際化工程企業
PAUL Y. ENGINEERING
保華建業


接機大堂
Arrivals hall
運輸中心
Transport
停車場
Car parks
P
醫療中心
Medical centre
洗手間
Toilets

60 YEARS IN BUILDING COMMUNITIES

社區建設60年

PAUL Y. ENGINEERING
REACHES NEW HEIGHTS WITH
PROFESSIONALISM AND TECHNOLOGY.

保華建業憑藉專業精神及先進科技，不斷創新高峰。



PAUL Y. ENGINEERING
保華建業





Paul Y. Engineering is experienced in large-scale development.

保華建業具有豐富經驗建設大型發展項目。

As an international engineering and property services group, Paul Y. Engineering is dedicated to provide a complete range of services to the property sectors and communities in Hong Kong, Macau, the Mainland and Middle East. Its core businesses cover management contracting, property development management and property investment. Paul Y. Engineering serves a wide spectrum of distinguished clients, including the government and major enterprises.

For over 60 years, Paul Y. Engineering has played a significant role in shaping Hong Kong's skyline and its world-class infrastructure, including the venues for the Equestrian Games of the Beijing 2008 Olympics. Other portfolio of Paul Y. Engineering includes major commercial and residential buildings, public housing, institutional facilities, highways, railways, tunnels, port works, water and sewage treatment facilities.

The property development management arm of Paul Y. Engineering offers comprehensive services along the property life-cycle. Its planning and development, valuation, project management, facilities and asset management add value to a property at different stages.

保華建業為一家跨國工程及房地產服務集團，致力為香港、澳門、內地及中東地區的房地產業及社區提供全面服務。其核心業務涵蓋承建管理、物業發展管理服務及房地產投資。保華建業擁有龐大的客戶網絡，包括政府部門及大型私人企業。

六十多年來，保華建業在建構香港地標，以及打造世界級規模的基建工程項目發展上一直處於領導地位，其中包括北京2008年奧運會的馬術賽事場館。保華建業建設的其他項目包括主要商業及住宅樓宇、公共房屋、學府設施、高速公路、鐵路、隧道、港口工程、水利及排污設施等。

保華建業的物業發展管理團隊因應物業周期提供全方位服務。其規劃與發展、評估、項目管理、設施及資產管理令物業在不同時期持續提升價值。


FIRST MOVING
DEVELOPER GROUP
早著先機
PYI PROPERTY
保華房地產



PORT DEVELOPMENT MOTIVATES COMMUNITY ADVANCEMENT
港口帶動社區發展


ERNATI
A LAND
心將成為

PYI PROPERTY
保華房地產




PYI extracts rewarding outcomes from property development.

保華集團從房地產開發中取得成果。

Port development motivates community development, and often generates opportunities in land and property development in peripheral area. With the first-move advantage, PYI taps opportunities to extract rewarding outcomes from property development and investment.

Little Yangkou is situated about 35km west of Yangkou Port. Preliminary advance works was underway with a view to develop it as resort and amenity for the Yangkou industrial zone. "Wanhua Zijin Garden", a residential property development near Yangkou Port with a gross floor area of 65,000sq m is approaching partial completion and handover stage.

In Nantong, the Group is developing the Nantong International Trade Center, a commercial and office complex tower covering a gross floor area of some 80,000sq m. Development of this property is expected to be completed in late of 2009.

港口開發刺激社區發展，並由此帶來外圍地區的土地及房地產開發商機。保華集團充分抓緊優先機會，從房地產開發及投資中取得可觀成果。

小洋口位於洋口港以西35公里。初步前期的工作正在進行，擬將其建設成為洋口工業區的休閒渡假區。「萬華紫金花苑」為鄰近洋口港之住宅物業，總建築面積為65,000平方米，已屆部分完成及交收階段。

於南通，本集團正發展一幢商業及辦公室綜合大樓「南通國際貿易中心」，總建築面積約為80,000平方米，預期於2009年底竣工。

BOARD OF DIRECTORS



Back (From left to right) 後排(由左至右)：
Mr Kwok Shiu Keung, Ernest 郭少強先生，Mr Li Chang An 李昌安先生，Dr Chan Kwok Keung, Charles 陳國強博士，
Mr Leung Po Wing, Bowen Joseph 梁寶榮先生，Mr Chan Shu Kin 陳樹堅先生

Front (From left to right) 前排(由左至右)：
Mr Lau Ko Yuen, Tom 劉高原先生，Dr Chow Ming Kuen, Joseph 周明權博士

DR CHOW MING KUEN, JOSEPH *OBE, JP*
周明權博士 *OBE, JP*

Chairman
主席

Dr Chow Ming Kuen, Joseph *OBE, JP*, aged 67, is the Chairman of the Company. Dr Chow was appointed as an independent non-executive director of the Company in September 2004 and took up the position of Chairman in July 2005. He is also the Chairman of the Company's Remuneration Committee, Nomination Committee and Compliance Committee, a member of the Company's Audit Committee and Share Repurchase Committee (alternate to Mr Chan Shu Kin), and an independent non-executive director of two subsidiaries of the Company. Dr Chow is a civil and structural engineer by profession. He is the Chairman of the Hong Kong Construction Workers Registration Authority and a Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. Dr Chow previously served as President of the Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority, Pamela Youde Nethersole Eastern Hospital as well as the Hong Kong Country Club. He is currently Chairman of Joseph Chow & Partners Ltd., a firm of independent civil and structural consulting engineers. Dr Chow is also a non-executive director of Wheelock Properties Limited (00049.HK), and an independent non-executive director of Chevalier International Holdings Limited (00025.HK), Build King Holdings Limited (00240.HK) and Road King Infrastructure Limited (01098.HK).

周明權博士 *OBE, JP*(現年67歲)為本公司主席。周博士於2004年9月獲委任為本公司獨立非執行董事，並在2005年7月接任主席一職。他亦為本公司薪酬委員會、提名委員會及法規委員會主席、本公司審核委員會及股份回購委員會(替任陳樹堅先生)成員，以及本公司兩家附屬公司之獨立非執行董事。周博士為專業土木及結構工程師，他現為香港建造業工人註冊管理局主席及香港輔助警察隊之榮譽高級警司。周博士曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局、東區尤德夫人那打素醫院及香港鄉村俱樂部主席。周博士目前為周明權工程顧問有限公司主席(該公司為一家獨立的土木及結構顧問工程師行)，亦為會德豐地產有限公司(00049.HK)之非執行董事，以及其士國際集團有限公司(00025.HK)、利基控股有限公司(00240.HK)及路勁基建有限公司(01098.HK)之獨立非執行董事。

MR LAU KO YUEN, TOM
劉高原先生

Deputy Chairman and Managing Director
副主席兼總裁

Mr Lau Ko Yuen, Tom, aged 57, is the Deputy Chairman and Managing Director of the Company. He is a member of the Company's Remuneration Committee, Nomination Committee and Share Repurchase Committee, and a director of various subsidiaries of the Group. Mr Lau has over 35 years' international corporate development and management experience in infrastructure developments as well as construction and engineering services involving the road, rail, port, power, telecommunications, mining and resources sectors in the Asia Pacific Region. He joined the Company in 1991 and has been responsible for the Group's corporate development strategy, and overall performance. Mr Lau is also the non-executive Deputy Chairman of Paul Y. Engineering Group Limited (00577.HK) and an independent non-executive director of China National Building Material Company Limited (03323.HK).

劉高原先生(現年57歲)為本公司副主席兼總裁，並為本公司薪酬委員會、提名委員會及股份回購委員會成員，以及本集團多家附屬公司之董事。劉先生在亞太地區公路、鐵路、港口、電廠、電信、採礦和資源產業的基礎建設、建築工程服務方面，積逾35年的國際企業發展與管理經驗。他於1991年加入本集團，專責集團的發展策略以及整體表現。劉先生還兼任保華建業集團有限公司(00577.HK)的非執行副主席和中國建材股份有限公司(03323.HK)之獨立非執行董事。

DR CHAN KWOK KEUNG, CHARLES
陳國強博士

Non-Executive Director
非執行董事

Dr Chan Kwok Keung, Charles, aged 53, is a non-executive director of the Company. He is a member of the Company's Nomination Committee (alternate to Mr Lau Ko Yuen, Tom). Dr Chan holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 28 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Group in 1987 and was Chairman of the Company until July 2005. Dr Chan is the Chairman of ITC Corporation Limited (00372.HK) and Hanny Holdings Limited (00275.HK).

陳國強博士(現年53歲)為本公司非執行董事，並為本公司提名委員會成員(替任劉高原先生)。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面，擁有超過28年的國際企業管理經驗。他於1987年加入本集團，並曾擔任本公司主席直至2005年7月。陳博士為德祥企業集團有限公司(00372.HK)及錦興集團有限公司(00275.HK)之主席。

MR KWOK SHIU KEUNG, ERNEST
郭少強先生

Independent Non-Executive Director
獨立非執行董事

Mr Kwok Shiu Keung, Ernest, aged 72, joined the Company as an independent non-executive director since 1993. He is a member of the Company's Audit Committee, Remuneration Committee, Nomination Committee and Compliance Committee. Mr Kwok is a practising solicitor, a chartered civil engineer and a practising arbitrator. He was a registered structural engineer and an authorized person (List II) under the Hong Kong Buildings Ordinance for more than 30 years. Mr Kwok is also a member of the Institution of Civil Engineers, United Kingdom and a fellow member of both of the Chartered Institute of Arbitrators, United Kingdom and the Hong Kong Institute of Arbitrators.

郭少強先生(現年72歲)自1993年起擔任本公司獨立非執行董事，現為本公司審核委員會、薪酬委員會、提名委員會及法規委員會成員。郭先生為執業律師、特許土木工程師及執業仲裁人，亦為註冊結構工程師已逾30年，更名列香港建築物條例下之政府認可人士(第二名冊)。此外，郭先生還是英國土木工程師學會會員、英國特許仲裁員公會資深會士及香港仲裁員公會資深會士。

MR CHAN SHU KIN
陳樹堅先生

Independent Non-Executive Director
獨立非執行董事

Mr Chan Shu Kin, aged 53, was appointed as an independent non-executive director of the Company in September 2004. He is the Chairman of the Company's Audit Committee and Share Repurchase Committee and a member of the Company's Compliance Committee and Remuneration Committee (alternate to Mr Kwok Shiu Keung, Ernest). Mr Chan has over 31 years' experience in auditing, accounting and financial management services. He graduated from The Hong Kong Polytechnic University and is a fellow member of both the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, as well as an associate member of the Institute of Chartered Accountants in England and Wales. Mr Chan is a partner of Messrs Ting Ho Kwan & Chan, Certified Public Accountants. He is also an independent non-executive director of China Oil Resources Holdings Limited (formerly known as Wing Shing International Holdings Limited) (00850.HK).

陳樹堅先生(現年53歲)於2004年9月獲委任為本公司獨立非執行董事，並為本公司審核委員會及股份回購委員會主席，以及本公司法規委員會及薪酬委員會(替任郭少強先生)成員。陳先生在核數、會計及財務管理服務方面積逾31年經驗。他畢業於香港理工大學，為英國特許公認會計師公會及香港會計師公會之資深會員，以及英格蘭及威爾斯特許會計師公會會員。陳先生為丁何關陳會計師行合夥人之一，亦為中油資源控股有限公司(前稱永成國際控股有限公司)(00850.HK)之獨立非執行董事。

MR LEUNG PO WING, BOWEN JOSEPH *GBS, JP*
梁寶榮先生 *GBS, JP*

Independent Non-Executive Director
獨立非執行董事

Mr Leung Po Wing, Bowen Joseph *GBS, JP*, aged 58, was appointed as an independent non-executive director of the Company in August 2006. He is a member of the Company's Audit Committee and Remuneration Committee and an independent non-executive director of two subsidiaries of the Company. Mr Leung previously served the Hong Kong Government for over 32 years until his retirement as the Director of the Office of the Government of the Hong Kong Special Administration Region in Beijing ("Beijing Office") in November 2005. He joined the Administrative Service in June 1973 and rose to the rank of Administrative Officer Staff Grade A1 in June 1996. During his service in the Administrative Service, Mr Leung had served in various policy bureaux and departments, including Deputy Secretary for District Administration (later re-titled as Deputy Secretary for Home Affairs); Deputy Secretary for Planning, Environment and Lands; Private Secretary, Government House; Secretary for Planning, Environment and Lands; and Director of the Beijing Office. Mr Leung has extensive experience in corporate leadership and public administration. During his tenure as the Director of the Beijing Office, he had made commendable efforts in promoting Hong Kong in the Mainland, as well as fostering better understanding, establishing closer links and facilitating exchanges in various spheres between Hong Kong and the Mainland. Mr Leung is also an independent non-executive director of Paliburg Holdings Limited (00617.HK).

梁寶榮先生 *GBS, JP*(現年58歲)於2006年8月獲委任為本公司獨立非執行董事，並為本公司審核委員會及薪酬委員會成員，以及本公司兩家附屬公司之獨立非執行董事。梁先生於2005年11月退休前，為香港特別行政區政府駐北京辦事處(「駐京辦」)主任，服務香港政府逾32年。他於1973年6月加入香港政府政務職系，並於1996年6月晉升為首長級甲一級政務官。在政務職系服務期間，梁先生曾任職多個決策局和部門，曾出任的主要職位包括：副政務司(後改稱民政事務司副司長)、副規劃環境地政司、總督府私人秘書、規劃環境地政司以及駐京辦主任。梁先生在機構領導及公共事務方面擁有豐富經驗。於擔任駐京辦主任期間，他致力在內地推廣香港，促進香港與內地的溝通，建立兩地更緊密的聯繫，並推動兩地在各領域的交流。梁先生亦是百利保控股有限公司(00617.HK)之獨立非執行董事。

MR LI CHANG AN
李昌安先生

Independend Non-Executive Director
獨立非執行董事

Mr Li Chang An, aged 73, was appointed as an independent non-executive director of the Company in January 2007. Mr Li was the Vice Secretary of Shangdong Provincial Party Committee from 1983 to 1987. He was further appointed as the Governor of Shangdong Province in June 1985. He was the Deputy Secretary-General of the State Council between 1987 and 1993, and was elected as an alternate member of the Eleventh CPC Central Committee and a member of Twelfth CPC Central Committee. Mr Li was the executive vice chairman of China Poly Group Corporation from 1993 to 2001. He was also the chairman of the board of China Orient Telecomm Satellite Company, Limited from 1995 to 2003.

李昌安先生（現年73歲）於2007年1月獲委任為本公司獨立非執行董事。李先生於1983年至1987年期間出任山東省委副書記，更在1985年6月獲任命為山東省省長。他在1987年至1993年期間出任國務院副秘書長，並曾當選為中共11屆中央候補委員及12屆中央委員。李先生於1993年至2001年間擔任中國保利集團公司常務副董事長，並於1995年至2003年間為中國東方通信衛星有限責任公司董事長。



Ms Yang Yan 楊燕女士



Mr Xu Wei Hui 徐衛暉先生



Mr Wong Yiu Hung 黃耀雄先生



Mr Yuen Lai Kay, Demetrius 阮勵祈先生

MS YANG YAN
楊燕女士

Chief Representative – China
常務副總裁兼首席代表 – 中國

PYI Corporation Limited
保華集團有限公司

Ms Yang Yan, aged 40, joined the Group in 2003. She is responsible for originating and monitoring the performance of the Group's investments in the Mainland, including the Yangkou Port project, and holds directorship in a number of PYI subsidiaries. Ms Yang has many years of experience in corporate development and general administration and holds a Bachelor's degree in Business Administration.

楊燕女士(現年40歲)於2003年加入本集團,主要負責開拓及監管本集團在內地之企業投資發展,包括洋口港項目,並擔任多家集團附屬公司之董事職位。楊女士於企業經營發展、行政管理方面擁有多年經驗,並持有工商管理學士學位。

MR XU WEI HUI
徐衛暉先生

Chief Operating Officer
首席營運官

PYI Corporation Limited
保華集團有限公司

Mr Xu Wei Hui, aged 37, joined the Group in 2008. He is responsible for the overall operations and business development of the Group in the Mainland and holds directorship in a number of PYI subsidiaries. Mr Xu has strong credentials in the successful strategic development, growth and operation of businesses in the port and logistics, rubber, petrochemical and energy sectors. He graduated from Renmin University of China in Beijing with a Master's degree in Business Administration and is a non-practising certified public accountant. Prior to joining PYI, Mr Xu held senior management positions with a number of listed companies in the Mainland.

徐衛暉先生(現年37歲)於2008年加入本集團,負責本集團在內地之整體營運及業務發展,並擔任多家集團附屬公司之董事職位。徐先生在港口開發和物流、橡膠、化工、能源行業之策略發展、增長和營運方面,累積了相當的實質經驗和佳績。他畢業於北京的中國人民大學,持有工商管理碩士學位,亦為非執業之中國註冊會計師。在加入本集團前,徐先生曾於數家內地上市公司擔任高級管理職位。

MR WONG YIU HUNG
黃耀雄先生

Chief Financial Officer
首席財務官

PYI Corporation Limited
保華集團有限公司

Mr Wong Yiu Hung, aged 43, joined the Group in 2004. He is responsible for all financial management and accounting matters of the Group. Mr Wong is the Qualified Accountant of the Company and holds directorship in a number of PYI subsidiaries. He has over 21 years of experience in auditing, accounting and financial management in both international accounting firms and listed companies. Mr Wong holds a Bachelor's degree in Chinese Law from Peking University. He is a member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Chartered Association of Certified Accountants, and a practising certified public accountant in Hong Kong.

黃耀雄先生（現年43歲）於2004年加入本集團，負責集團所有之財務管理和會計事務。黃先生為本公司合資格會計師，並出任多家集團附屬公司之董事職位。他於國際級會計師事務所及上市公司之核數、會計及財務管理方面積逾21年經驗。黃先生持有北京大學之中國法律學士學位，為香港會計師公會會員、英國特許會計師公會資深會員，亦為香港執業會計師。

MR YUEN LAI KAY, DEMETRIUS
阮勵祈先生

Group Corporate Finance Director
集團企業融資總監

PYI Corporation Limited
保華集團有限公司

Mr Yuen Lai Kay, Demetrius, aged 42, joined the Group in 2007. He is responsible for the corporate finance activities of the Group and holds directorship in a number of PYI subsidiaries. He has over 15 years of experience in investment banking and corporate finance in financial institutions and with a global port operator. Mr Yuen holds a Master's degree in Business Administration from the University of Southern California and a Bachelor of Science degree, cum laude, in Biomedical Engineering from Boston University.

阮勵祈先生（現年42歲）於2007年加入本集團，負責集團之企業融資事務，並出任多家集團附屬公司之董事職位。阮先生曾於金融機構及國際級港務集團任職，在投資銀行及企業融資方面積逾15年經驗。他持有美國南加州大學之工商管理碩士學位及美國波士頓大學生物醫學工程學榮譽理學士學位。



Mr Ko Hiu Fung, Eddy 高曉峰先生



Ms Mui Ching Hung, Joanna 梅靜紅女士



Ms Mei Hong 梅宏女士



Mr Wei Wen Kui 魏文魁先生



Mr Wang Wei Guo 王衛國先生

MR KO HIU FUNG, EDDY 高曉峰先生

Group Legal Counsel
集團法律總監

PYI Corporation Limited
保華集團有限公司

Mr Ko Hiu Fung, Eddy, aged 34, joined the Group in 2008. He is responsible for all legal, regulatory and compliance matters of the Group. Mr Ko holds a Bachelor's degree in Law from University of Glamorgan, Wales and is a qualified barrister in Hong Kong, England and Wales. Mr Ko has over 10 years' experience in the legal profession and had been the corporate counsel of several listed companies.

高曉峰先生（現年34歲）於2008年加入本集團，負責本集團所有法律及遵守法規之事務。高先生持有威爾斯格萊摩根大學之法律學士學位及為香港、英國及威爾斯合資格大律師。高先生於法律界積逾10年經驗，曾出任多家上市公司的公司律師。

MS MUI CHING HUNG, JOANNA 梅靜紅女士

Company Secretary
集團公司秘書

PYI Corporation Limited
保華集團有限公司

Ms Mui Ching Hung, Joanna, aged 39, joined the Group in 1997. She is responsible for all company secretarial matters of the Group. Ms Mui has over 16 years' experience in company secretarial field. She holds a Master's degree in Language and Law, and is an associate member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

梅靜紅女士（現年39歲）於1997年加入本集團，負責集團之公司秘書事務。梅女士於公司秘書事務方面積逾16年經驗，持有語言及法律文學碩士學位，並為香港特許秘書公會及英國特許秘書及行政人員公會之會員。

MS MEI HONG
梅宏女士

Legal Counsel, China
中國律師

PYI Corporation Limited
保華集團有限公司

Ms Mei Hong, aged 36, joined the Group in 2007. She is responsible for all China legal matters of the Group and a director of a PYI subsidiary in the Mainland. Ms Mei is a qualified PRC lawyer with 14 years' practicing experience. Before joining the Group, she served one of prestigious law firms in China specializing in FDI, M&A and securities. Ms Mei holds a Bachelor's degree in law from the University of Zhejiang.

梅宏女士（現年36歲）於2007年加入本集團，負責本集團中國法律事務，並為集團一家內地附屬公司的董事。梅女士為中華人民共和國的合資格律師，擁有14年的執業經驗。加入本集團前，她任職於中國大型知名律師事務所，專長包括外商投資、收購兼併及證券法律。梅女士持有浙江大學之法學學士學位。

MR WEI WEN KUI
魏文魁先生

Director and General Manager
董事兼總經理

Jiangsu YangKou Port Development and Investment Co., Ltd.
江蘇洋口港投資開發有限公司

Jiangsu Yangtong Investment and Development Co., Ltd
江蘇洋通開發投資有限公司

Mr Wei Wen Kui, aged 43, joined the Group in 2006. He is responsible for the operations and development of the Yangkou Port subsidiaries, and holds directorships in these project subsidiaries. Mr Wei has extensive experience in the design and development of petrochemical storage facilities, and the management of large-scale petroleum and chemical logistics facilities for national and multi-national corporations in China. In collaboration with relevant authorities at the national and local levels, he has performed extensive research on China's oil storage and logistics sector, particularly in the regions of Bohai Bay, the Yangtze Delta and the Pearl River Delta. Mr Wei holds a Bachelor's degree from the China University of Petroleum, majoring in petroleum and chemical processing.

魏文魁先生（現年43歲）於2006年加入本集團，負責洋口港項目之附屬公司營運及發展，並出任該等附屬公司之董事職位。魏先生在設計開發石油化工倉儲項目、管理國有及跨國大型石油和化工物流企業方面擁有豐富經驗，曾與國家及各級地方有關部門合作調研國內石油倉儲和物流行業，特別以環渤海灣、長江三角洲及珠江三角洲為研究重點。魏先生持有中國石油大學石油化工與機械專業之學士學位。

MR WANG WEI GUO
王衛國先生

Director and General Manager
董事兼總經理

Nantong Port Group Limited
南通港口集團有限公司

Mr Wang Wei Guo, aged 46, joined the Nantong Port Group in 1989. He is responsible for the overall operations and business development of the Nantong Port Group. Mr Wang has extensive experience in the development, management and operation of port business. He worked for the Ministry of Communications from 1982 to 1989, after which he held various senior positions at Nantong Port Authority, including deputy head of its commerce department, executive officer in charge of its cargo-forwarding centre and deputy commissioner, and was the General Manager and Chairman of Nantong Port (Group) Co., Ltd. A senior economist, Mr Wang graduated from Nanjing College of Communications and Hehai University. He was also a representative of the Tenth Session of the People's Congress of Jiangsu Province.

王衛國先生（現年46歲）於1989年加入南通港口集團，負責南通港口集團的整體營運及業務發展。王先生擁有豐富的港口發展經營和管理經驗，他於1982年至1989年間在國家交通部任職，曾擔任南通港務局多個高級職務，包括南通港務局商務處副處長、貨運中心主任、副局長、及南通港口集團有限公司總經理、董事長等。王先生為高級經濟師，先後畢業於南京航務工程專科學校及河海大學，曾當選為江蘇省十屆人大代表。



Mr Liu Hong Wei 劉宏偉先生



Mr Hu Xiao Chun 胡曉純先生



Mr Su Zhi Jun 粟志軍先生



Mr Chan Dik Keung, William 陳狄強先生

MR LIU HONG WEI
劉宏偉先生

Director and General Manager
董事兼總經理

PYI Xingdong Properties (Jiangsu) Limited
保華興東置業（江蘇）有限公司

Jiangsu Wanhua Real Estate Development Co., Ltd.
江蘇萬華房地產開發有限公司

Nantong Century Harbour Country Club Development Co., Limited
南通世紀海港鄉村俱樂部開發有限公司

Mr Liu Hong Wei, aged 38, joined the Group in 2006. He is responsible for the overall development and operation of the Group's land and property business in association with port facilities, and is a director of several PYI subsidiaries. Mr Liu has more than 16 years of experience in project management as well as real estate project development and management. He graduated from the Beijing Institute of Technology with a Bachelor's degree in Engineering, majoring in Communications Engineering.

劉宏偉先生（現年38歲）於2006年加入本集團，主要負責發展及經營集團與港口設施相關的房地產開發業務，他亦為本集團若干附屬公司的董事。劉先生於項目投資及房地產開發與管理方面，積逾16年經驗。他畢業於北京理工大學，持有工學學士學位，主修通訊工程。

MR HU XIAO CHUN
胡曉純先生

Investment Director
投資總監

PYI Corporation Limited
保華集團有限公司

Mr Hu Xiao Chun, aged 42, joined the Group in 2005. He is responsible for originating and monitoring the performance of the Group's investment in the Mainland. He is the chairman of Hubei Minsheng LPG Ltd. Mr Hu has more than 18 years of experience in large-scale infrastructure projects and in the privatisation of state-owned enterprises in China. After graduating from China Pharmaceutical University, he worked in multinational corporations for more than 10 years before joining the Group.

胡曉純先生（現年42歲）於2005年加入本集團，負責組織和監管集團在中國內地之投資業務，亦為湖北民生石油液化氣有限公司之董事長。胡先生在中國大型基建項目及國有企業私有化方面積逾18年經驗。他持有中國藥科大學學士學位，加入本集團之前曾在跨國公司任職逾10年。

MR SU ZHI JUN
粟志軍先生

Investment Director
投資總監

PYI Corporation Limited
保華集團有限公司

Mr Su Zhi Jun, aged 37, joined the Group in 2006. He is responsible for originating and overseeing the Group's investments in feeder ports in the Yangtze River region as well as their operation and management. Mr Su is the general manager of Yangtze Feeder Port Limited. He has more than 11 years of investment, operation and management experience in infrastructure projects. He worked for a state-owned shipping and logistics enterprise prior to joining the Group. Mr Su graduated from the Faculty of Navigation, Dalian Maritime University.

粟志軍先生（現年37歲）於2006年加入本集團，主要負責拓展和監督集團在長江流域之內河港碼頭投資項目以及該等項目之經營與管理工作。粟先生為長三角內河港有限公司之總經理，他在投資、經營及管理基建項目方面積逾11年經驗。在加入本集團前，他曾任職國有船運及物流公司。粟先生畢業於大連海事大學之航海系。

MR CHAN DIK KEUNG, WILLIAM
陳狄強先生

Senior Finance Manager
高級財務經理

PYI Corporation Limited
保華集團有限公司

Mr Chan Dik Keung, William, aged 39, joined the Group in 1993. He is responsible for the financial and management reporting of the Group. Mr Chan has over 15 years of experience in accounting and financial management in listed companies. He holds a Master's degree in Applied Finance from The University of Melbourne and is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Chartered Association of Certified Accountants.

陳狄強先生（現年39歲）於1993年加入本集團，負責集團之財務及管理報告事務。陳先生於上市公司之會計及財務管理方面積逾15年經驗。他持有墨爾本大學之應用財務碩士學位，為香港會計師公會會員及英國特許會計師公會資深會員。



Mr Zhu Yong Ming 朱永明先生



Mr Liu Dong 劉東先生



Ms Tsang Sau Ying 曾秀英女士



Mr Wu Hao 吳昊先生



Mr Wang Bao Guo 王保國先生

MR ZHU YONG MING
朱永明先生

Corporate Finance Director, China
企業融資總監，中國

Regional Financial Controller, Zhejiang
浙江區域財務總監

PYI Corporation Limited
保華集團有限公司

Mr Zhu Yong Ming, aged 37, joined the Group in 2005. He is responsible for the corporate finance activities of the Group's projects in the Mainland and also responsible for monitoring the financial functions of the Group's projects in Zhejiang region. He is a director of a PYI subsidiary in the Mainland. Mr Zhu possesses over 14 years' experience in investment and financial management, corporate finance as well as operations management. Prior to joining PYI, he was the financial controller and investment manager of a number of multinational corporations. He holds a Master's degree in Business Administration from Thunderbird University in the United States and is a PRC certified accountant and a member of International Certified Internal Auditors.

朱永明先生（現年37歲）於2005年加入本集團，負責本集團內地的企業融資事務，並負責監察集團內浙江地區項目的財務運作，他亦為本集團一間內地附屬公司的董事。朱先生在投資、財務管理、企業融資及營運管理方面積逾14年經驗，曾在數家跨國機構擔任財務總監及投資經理。他持有美國雷鳥商學院之工商管理碩士學位，為中國會計師及國際註冊內部審計師。

MR LIU DONG
劉東先生

Regional Financial Controller, Nantong
南通區域財務總監

PYI Corporation Limited
保華集團有限公司

Mr Liu Dong, aged 36, joined the Group in 2006. He is responsible for monitoring the financial functions of the Group's projects in Nantong region. Mr Liu was also appointed as the financial controller of Nantong Port Group Limited in March 2008. Mr Liu has more than 14 years of experience in accounting management. He worked for a national petrochemical group prior to joining the Group, and was responsible for the financial aspects of a number of petrochemical development projects in both China and overseas. After graduating from Jiangsu University, Mr Liu obtained his Master's degree in Business Administration from Peking University in 2002.

劉東先生（現年36歲）於2006年加入本集團，負責監察本集團南通地區項目的財務運作，劉先生於2008年3月亦被委任為南通港口集團有限公司之財務總監。劉先生於財務管理方面積逾14年經驗。在加入本集團之前，他曾任職於國有石油化工集團，負責國內外多個石化發展項目財務方面的事務。劉先生於江蘇大學畢業之後，於2002年獲得北京大學工商管理碩士學位。

MS TSANG SAU YING
曾秀英女士

Regional Financial Controller, Hubei
湖北區域財務總監

PYI Corporation Limited
保華集團有限公司

Ms Tsang Sau Ying, aged 39, joined the Group in 2006. She is responsible for monitoring the financial functions of the Group's projects in the Hubei region. Ms Tsang has over 17 years of experience in auditing, accounting and financial management. She had been worked as the Financial Controller and Financial Manager in several multinational and listed companies. She holds a Bachelor's degree in Business Administration from The University of Hong Kong, with majors in accounting and finance. Ms Tsang is a fellow member of the Chartered Association of Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

曾秀英女士（現年39歲）於2006年加入本集團，負責監察本集團湖北地區項目的財務運作。曾女士於審計、會計及財務管理方面積逾17年經驗。她曾在跨國企業及上市公司擔任財務總監及財務經理。她持有香港大學之工商管理學士學位，主修會計及財務。曾女士為英國特許公認會計師公會資深會員，亦為香港會計師公會會員。

MR WU HAO
吳昊先生

Financial Controller
財務總監

PYI Xingdong Properties (Jiangsu) Limited
保華興東置業（江蘇）有限公司

Jiangsu Wanhua Real Estate Development Co., Ltd.
江蘇萬華房地產開發有限公司

Nantong Century Harbour Country Club Development Co., Ltd
南通世紀海景鄉村俱樂部開發有限公司

Mr Wu Hao, aged 33, joined the Group in 2006. He is responsible for the financial management and accounting matters of the Group's real-estate subsidiaries. Mr Wu had been the financial controller and manager for several China headquarters of Fortune 500 multinationals. He holds a Bachelor's degree in Management Information System from the Shanghai University of Finance and Economics.

吳昊先生（現年33歲）於2006年加入本集團，負責本集團房地產附屬公司的財務管理及會計事務。吳先生曾為多家財富500強跨國企業中國總部的財務總監及經理。他持有上海財經大學管理資訊系統專業之學士學位。

MR WANG BAO GUO
王保國先生

Director, Internal Audit of Nantong Region
南通地區內部審計總監

PYI Corporation Limited
保華集團有限公司

Mr Wang Bao Guo, aged 57, joined the Group in 2004. He is responsible for monitoring the internal control functions and for the internal audit matters of the Group's projects in Nantong. Mr Wang has over 24 years of experience in finance, medicine, investment and financial advisory. He graduated from Shanxi University of Finance and Economics with a Bachelor's degree in Finance.

王保國先生（現年57歲）於2004年加入本集團，負責監察本集團於國內南通地區的各項目公司的內部控制工作，及主管對該等公司內部審計的工作。王先生在金融、醫藥、投資及財務諮詢方面積逾24年經驗，持有山西財經大學之金融系學士學位。

MAKING CORPORATE GOVERNANCE A PART OF PYI CULTURE

PYI Corporation Limited ("PYI" or the "Company", together with its subsidiaries, the "Group") is committed to upholding high standards of corporate governance and strives to ensure that our strong ethos of corporate governance permeates the entire organization and the way we conduct business.

Corporate governance has had a significant influence on PYI's development, indeed, helping shape the Group to its present form. To ensure that corporate governance is part of corporate culture, we have begun compiling a corporate governance manual that provides staff at every level with a thorough understanding of policies and procedures relating to this important concern. As well, the management of subsidiaries in the Mainland also receive corporate governance training, thus ensuring that all our members are fully aware of their responsibilities.

For the year ended 31 March 2008, PYI has applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Moreover, PYI has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules, going so far as applying the Model Code to senior management. According to specific enquiries made by PYI, all directors and senior management of PYI have confirmed their compliance with the required standard set out in the Model Code throughout the year under review.

We report below on the corporate governance principles and practices adopted by the Group.

企業管治植根保華文化

保華集團有限公司(「保華」或「本公司」，連同其附屬公司稱「集團」)致力保持很高的企業管治標準，我們務求讓企業管治文化茁長至遍及整個企業，貫徹在經商處事之上。

企業管治對保華的發展有著舉足輕重的影響，事實上，在構塑集團至現時的模式，企業管治實在功不可沒。為求企業管治能植根在企業文化，我們已開始編制一本企業管治手冊，使各級別的員工對重要政策及程序的問題有一個全面性的了解。同時，我們亦有為內地子公司的管理層提供企業管治培訓，這樣我們所有的成員便可確切地知悉他們的責任。

截至2008年3月31日止年度，保華一直實踐及遵守《香港聯合交易所有限公司(「聯交所」)證券上市規則》(「《上市規則》」)附錄十四中的《企業管治常規守則》之原則及所有適用條文。

同時，保華已經採用《上市規則》附錄十中的《上市公司董事進行證券交易的標準守則》(「《標準守則》」)作為集團董事在買賣保華證券時所需遵守之守則，而《標準守則》亦適用於高級管理層。根據保華的具體查詢，全體保華董事及高級管理層均確認在本年度一直有遵守《標準守則》列載之所需標準。

我們將在下文概述集團所採用的企業管治原則和常規。

CORPORATE GOVERNANCE FRAMEWORK

Building a high-impact governance structure

企業管治架構

建構一個高瞻遠矚的管治架構



YIELDING
MAXIMUM VALUES
提供最大的價值
Enterprise Value
企業價值
Shareholder Return
股東回報
Sustainable Business
持續業務
Shareholder
股東
Board
董事局
Board Committees
董事局委員會
Management Team
管理層團隊
Independent Expertise
獨立專業
Monitoring Performance
監察表現
Strict Compliance
嚴格守規
實踐高效能的董事局
IMPLEMENTING
EFFECTIVE BOARD
PERSISTING
HIGH STANDARDS
堅持高水平的標準
Code & Ethics
守則與操守
Risk Management & Reporting
風險管理與匯報
Internal Control
內部監控

SHAREHOLDERS

Protecting shareholder interests is paramount

ENSURING EQUITABLE TREATMENT

Shareholders have the right to participate in and vote at general meetings in accordance with PYI's bye-laws and the applicable laws of Bermuda.

To enhance transparency of meeting procedures as well as ensuring all shareholders have a fair say in the running of the Company, since 2006, voting on resolutions put forward at all PYI's general meetings (including the annual general meeting ("AGM") held on 20 September 2007 ("2007 AGM")) has been conducted by way of poll. All poll results will be published and posted on the websites of PYI and of the Stock Exchange.

股東

保障股東利益是最為重要

確保一視同仁

股東有權參與股東大會，並按照保華的公司細則及百慕達的適用法律在會上投票。

為了加強會議進行方式的透明度，亦為確保所有股東在本公司營運方面有公平決定權，自2006年起，保華的所有股東大會(包括於2007年9月20日舉行的股東週年大會(「2007年股東週年大會」))的決議案均按投票方式表決，投票的結果亦會在保華網站和聯交所網站上刊載。

SUMMARY OF GENERAL MEETINGS HELD DURING THE YEAR
在本年度舉行的股東大會摘要

2007 AGM **2007年股東週年大會**		**% of Votes Cast For** **贊成票數的比率**
✓	Approval of the 2007 audited accounts 通過2007年的經審核賬目	100%
✓	Approval of the 2007 final dividend of HK1.5 cents each 通過2007年每股1.5港仙的末期股息	100%
✓	Re-election of Mr Lau Ko Yuen, Tom, Mr Chan Shu Kin and Mr Li Chang An as directors (by separate resolutions) 重選劉高原先生、陳樹堅先生及李昌安先生為董事(以獨立決議案的方式進行)	100%
✓	Approval of directors' fees in aggregate amount of not exceeding HK$4,000,000 per annum for all directors 通過給予全體董事總額不予超過每年4,000,000港元的董事袍金	100%
✓	Re-appointment of Deloitte Touche Tohmatsu as auditors 再度委任德勤•關黃陳方會計師行為核數師	100%
✓	Grant of general mandate to directors to issue additional shares 給予董事發行股份的一般授權	95%
✓	Grant of general mandate to directors to repurchase shares 給予董事回購股份的一般授權	100%
✓	Refreshment of the 10% limit on grant of options under PYI's share option scheme 重訂根據保華購股權計劃授出購股權之10%限額	100%
✓	Approval of the refreshment of the 10% limit on grant of options under the share option scheme of Paul Y. Engineering Group Limited 批准更新根據保華建業集團有限公司購股權計劃授予購股權之10%限額	100%
Special General Meeting held on 4 January 2008 **於2008年1月4日舉行的股東特別大會**		
✓	Grant of a RMB1 billion mandate to the Board to proceed with acquisition of further equity interest in Nantong Port Group Limited 頒授一項人民幣10億元授權予董事局以進行收購南通港口集團有限公司之額外權益	100%

MAINTAINING EFFICIENT SHAREHOLDER COMMUNICATIONS AND PARTICIPATION

The Board endeavours to maintain transparent communication with all shareholders so as to enable them to make informed decision on matters relating to their investment and the exercise of their rights as shareholders in PYI.

PYI has established and maintained different communication channels with its shareholders through the publication of annual and interim reports, press announcements as well as news releases to provide extensive information on the Group's activities, business strategies and developments. Such information is also available on PYI website – www.pyicorp.com.

PYI regards its shareholders' meetings as valuable forum for shareholders to raise comments and exchange views with the Board.

All directors and senior management will make an effort to attend shareholders' meetings and address queries from shareholders.

To enhance shareholders' understanding of PYI's business and latest business initiatives, since 2005 an "Address by Managing Director" session has been included in the AGM in addition to standard meeting agenda. This session is led by the Chairman and presented by the Managing Director.

Moreover, simultaneous translations have been arranged during general meetings, providing language support in English, Cantonese and Putonghua, thereby catering to the needs of those fluent in one of the three languages.

維繫有效益的股東溝通及參與

董事局為了確保股東可就其投資作出明智的決定，以及行使其作為股東的權利，努力與所有股東維持具透明度的溝通。

保華透過刊發年度及中期報告、公布以及新聞稿，與股東建立及維持不同之通訊渠道，以提供集團活動、業務策略和發展的廣泛資訊，而保華公司網站www.pyicorp.com亦有登載此等資訊。

保華視其股東大會為股東向董事局提出建議及交換意見的一個寶貴平台。

所有的董事和高級管理層皆盡量撥冗出席股東大會，以回應股東的提問。

為加強股東對保華的業務及最新業務計劃有更深認識，自2005年起，我們在股東週年大會的一般會議議程以外，加入一個由主席主持、而由總裁演說的「總裁報告」環節。

另外，我們已在股東大會中安排英語、廣東話及普通話的即時傳譯服務，迎合操不同流利語言股東的需要。

BOARD OF DIRECTORS

Building effective board is key to good corporate governance

PROVIDING RESPONSIBLE AND EFFICIENT LEADERSHIP

The Board's primary role is to protect and enhance long-term shareholder value. It assumes the responsibility for providing effective and responsible leadership and control of the Company, and directing and supervising the Company's affairs in pursuit of the Group's strategic objectives.

The Board, led by the Chairman, approves and monitors group-wide strategies and policies, evaluates the performance of the Group and supervises the management.

To enhance efficiency, the Board has delegated the Managing Director and subsidiary individual boards the day-to-day leadership and management of the Group. The management, on the other hand, is responsible for the management and administrative functions and the day-to-day operations of the Group under the leadership of the Managing Director.

董事局

建構高效能的董事局是達至良好企業管治的關鍵

給予負責任及有效率的領導

董事局的主要角色是為確保和提升股東之長遠利益，肩負給予既有效又負責任的領導及監控本公司之責任，同時帶領及監督本公司之業務朝著集團的策略性目標發展。

董事局在主席的領導下，批准和監管整個集團的策略和政策、評估集團的表現，以及監察管理層的工作。

為強化效率，董事局已將集團日常領導及管理的權力，下放予總裁及子公司各個董事局負責。另一方面，管理層在總裁領導下，肩負管理和行政職能的責任，以及履行集團日常營運的職責。

SUMMARY OF SPECIFIC MATTERS RESERVED FOR THE BOARD
由董事局專責事務的摘要

- ✓ Financial reporting and control
  財務匯報和監控
- ✓ Equity fund raising
  資本籌措
- ✓ Recommendation/declaration of dividend or other distributions
  股息或其他分派的建議或宣派
- ✓ Notifiable transactions under the Listing Rules
  《上市規則》所述的須予公佈交易
- ✓ Capital reorganisation or other significant changes in the capital structure of the Group
  資本重組或集團資本結構的其他重大改變

CREATING SUCCESS BY WAY OF INDEPENDENT GOVERNANCE

To ensure that the Group upholds its commitment to strong corporate governance, the Board's composition is largely made up of independent non-executive directors, at present, five out of seven.

以獨立的管治締造佳績

集團務求保持高水準的企業管治標準，董事局大部分由獨立非執行董事組成，至今全體七位董事中，五位是獨立非執行董事。

BOARD OF DIRECTORS 董事局

(as at the date of this report 於本報告之日)

5 Independent Non-Executive Directors 獨立非執行董事		1 Executive Director 執行董事		1 Non-Executive Director 非執行董事
Dr Chow Ming Kuen, Joseph 周明權博士 *(Chairman主席)* Mr Kwok Shiu Keung, Ernest 郭少強先生 Mr Chan Shu Kin 陳樹堅先生 Mr Leung Po Wing, Bowen Joseph 梁寶榮先生 Mr Li Chang An 李昌安先生	+	Mr Lau Ko Yuen, Tom 劉高原先生 *(Deputy Chairman & Managing Director 副主席兼總裁)*	+	Dr Chan Kwok Keung, Charles 陳國強博士

Biographical details of the above directors are set out on pages 52 to 55 of this annual report and are also available on PYI website – www.pyicorp.com.

上述各位董事的簡介詳情載於本年報的第52至55頁，有關資料亦已登載保華公司網站 – www.pyicorp.com。

The majority composition of independent non-executive directors (including one who has appropriate professional qualifications, or accounting or related financial management expertise, as required by the Listing Rules) ensures that the Board's actions account for the interests of all shareholders and that all issues are considered in a balanced and objective manner.

由獨立非執行董事(包括一名具備適當的專業資格，或者如同《上市規則》下要求具備適當的會計或相關財務管理專長的董事)作為大多數成員，可確保董事局的行為顧及所有股東的利益，並且可平衡客觀地考慮所有事情。

For all newly appointed directors, a comprehensive and tailored induction programme is administered to ensure full awareness of responsibilities under statute and common law, the Listing Rules and other regulatory requirements and the business and governance policies of the Group.

我們會正式給予所有新委任董事一個全面兼特為其而設的就任須知計劃，以確保他們完全知悉其在法規及普通法、《上市規則》及其他監管規定，以及集團的業務和管治政策下的職責。

Further, as stipulated by PYI's bye-laws, each director (including non-executive director) is required to retire by rotation at least once every three years and thus seek re-election at the AGM; and any directors appointed during the year by the Board following the recommendation of the Nomination Committee stand for election at the first general meeting after their appointment.

此外，依照保華之公司細則規定，每位董事(包括非執行董事)須至少每三年輪席退任一次，並可在股東週年大會上膺選連任；而任何在年內經提名委員會推薦後，由董事局委任的董事，均須在他們委任後的首次股東大會上接受選舉。

SUCCESSFUL RE-ELECTION AT 2007 AGM
順利在2007年股東週年大會上獲重選

Retired by rotation 輪席退任

Mr Lau Ko Yuen, Tom and Mr Chan Shu Kin 劉高原先生及陳樹堅先生

✓ a fixed term of approximately three years until the conclusion of the AGM to be held in 2010
任期約三年，直至2010年股東週年大會結束為止

Newly appointed 新委任

Mr Li Chang An 李昌安先生

✓ appointed by the Board on 8 January 2007
於2007年1月8日由董事局委任

✓ a fixed term of approximately three years until the conclusion of the AGM to be held in 2010
任期約三年，直至2010年股東週年大會結束為止

ENDEAVOURING TO STRONG INDEPENDENCE

In addressing the interest of shareholders, PYI has emphasised transparency and accountability. Fittingly, the Group's goal has been to conduct a business that is overseen by those with broad experience while maintaining objectivity and independent views. Endeavouring to clearly delineate positions of responsibility, the Chairman and Managing Director of PYI are held by two separate individuals.

堅守強大獨立性

為要照顧股東的利益，保華一直強化透明度與問責性，集團亦朝著這個目標，誠邀擁有廣泛經驗的人士在監督營商活動的同時，亦可給予客觀獨立的意見。為求清楚界定職位上的責任，分別由兩位不同人士擔當保華主席與總裁的職務。

	CHAIRMAN 主席	MANAGING DIRECTOR 總裁
Responsibilities 職責	**Dr Chow Ming Kuen, Joseph 周明權博士**	**Mr Lau Ko Yuen, Tom 劉高原先生**
	✓ To provide leadership to the Board 對董事局起領導作用	✓ To lead the management 領導管理層
	✓ Responsible for overseeing the functioning of the Board 肩負監察董事局行使職責的責任	✓ Formulating operational strategies and policies, as well as managing the Group's day-to-day operations 制定營運策略與政策以及管理集團的日常運作

Each independent non-executive director has confirmed his independence with the Stock Exchange upon his appointment pursuant to the Listing Rules.

每名獨立非執行董事獲委任時，已根據《上市規則》向聯交所確認其獨立性。

On 18 July 2008, the Nomination Committee made an annual assessment on the independence of all independent non-executive directors based on their annual confirmation of independence declared pursuant to Rule 3.13 of the Listing Rules, and confirmed that each of these directors were able to meet the guidelines as set out in Rule 3.13 of the Listing Rules and continued to be independent.

Each of the Board members is totally unrelated to each other and with the senior management in every aspect including financial, business, or family.

Further, each director has made disclosure of his interests or potential conflict of interests, if any, in the proposed transactions or issues discussed by the Board at the Board meetings (and abstained from voting on the relevant resolution as appropriate) as well as notified changes in personal particulars to the Company in a timely manner.

EMPHASIZING ACCOUNTABILITY THROUGH EFFECTIVE DELEGATION

In order to ensure that the Board plays an effective role in steering the Group based on the interest of shareholders, a schedule of meetings to be conducted within a year are issued well in advance to all members, thus well-organised for more participation. Within the year, 11 board meetings were held of which 2 were convened to discuss and consider potential transactions including proposed collaboration and acquisition. Most directors recorded over 80% attendance as indicated in the following table.

Constantly striving to achieve greater transparency and accountability to shareholders, PYI has established five board committees, specifically, the Audit Committee, Remuneration Committee, Nomination Committee, Compliance Committee, and Share Repurchase Committee; each having specific roles, authority and functions as detailed on the PYI website.

提名委員會已在2008年7月18日，根據所有獨立非執行董事遵照《上市規則》第3.13條所提呈之年度獨立性確認函，對他們的獨立性進行評核，並確認每一名獨立非執行董事均符合《上市規則》第3.13條所載有關的指引，他們仍屬獨立人士。

董事局每一名成員彼此之間以及與高級管理人員之間，不論在財務、業務或家庭等各方面均互無關連。

再者，每名董事均已在董事局會議審議交易或動議時，申報其（如在建議的交易或事項中）涉及的任何權益或潛在的利益衝突（亦已在適當情況下對有關決議案放棄表決權），並已適時通知本公司有關個人資料詳情的變動。

實踐權力下放從而強化問責性

為確保董事局可付諸實行以股東利益為本來掌舵集團，每年開會時間表是會預早發送給全體成員，令董事可作好安排有更多參與。年內，共舉行了11次董事局會議，其中2次為討論及考慮有可能進行的交易包括建議合作及收購而召開。誠如下表所示，大部分董事均有八成以上的出席率。

保華不斷致力實踐更高透明度並對股東的問責性，董事局已成立五個專案委員會：審核委員會、薪酬委員會、提名委員會、法規委員會及股份回購委員會；每個董事局轄下委員會有其特定角色、權限及職能，涵蓋它們的詳細職權範圍已上載到保華公司網站。

ATTENDANCE RECORD OF BOARD AND COMMITTEE MEMBERS
董事局與委員會成員的出席記錄

	Board 董事局	Board Committees 董事局轄下委員會 Audit 審核	Remuneration 薪酬	Nomination 提名	Compliance 法規	Share Repurchase 股份回購	Shareholders 股東
Number of meetings held during the year 年內舉行會議次數	11	4	3	2	2	0	2
Independent Non-Executive Directors 獨立非執行董事							
Dr Chow Ming Kuen, Joseph 周明權博士	11 / 11	4 / 4	3 / 3	2 / 2	2 / 2		2 / 2
Mr Kwok Shiu Keung, Ernest 郭少強先生	9 / 11	4 / 4	3 / 3	2 / 2	2 / 2		1 / 2
Mr Chan Shu Kin 陳樹堅先生	11 / 11	4 / 4		2 / 2	2 / 2	0 / 0	1 / 2
Mr Leung Po Wing, Bowen Joseph 梁寶榮先生	10 / 11	4 / 4	3 / 3				1 / 2
Mr Li Chang An 李昌安先生	5 / 11						0 / 2
Executive Director 執行董事							
Mr Lau Ko Yuen, Tom 劉高原先生	11 / 11		3 / 3	2 / 2		0 / 0	2 / 2
Non-Executive Director 非執行董事							
Dr Chan Kwok Keung, Charles 陳國強博士	3 / 11						1 / 2
Corporate Counsel and Company Secretary 集團律師兼公司秘書							
Ms Wong Lai Kin, Elsa 黃麗堅女士^					1 / 2		

^ *Ms Wong Lai Kin, Elsa has resigned as Corporate Counsel and Company Secretary with effect from 3 December 2007.*
由2007年12月3日起，黃麗堅女士已辭任集團律師兼公司秘書的職務。

The minutes for all of the Board and Committee meetings are recorded in sufficient detail and are kept by the Company Secretary, subsequently distributed to each director within a reasonable time period so as to ensure the prompt execution of decisions made. In instances where independent professional advice is sought for, such seeking must abide by pre-approved procedures. Appropriately, the directives that have been implemented by different board committees are summarised below consistent with the Group's commitment to transparency.

董事局及委員會的會議記錄載有詳細資料，並由公司秘書留存，亦在合理的時間內分發給每位董事，以確保及時執行已作出的決定。凡要尋求獨立專業意見，須合符既定程式。下文將概述各董事局轄下委員會所執行的指示，體現集團對透明度方面的盡心盡力。

REMUNERATION OF DIRECTORS

Developing a scheme that properly motivates executives is rewarding shareholders

董事薪酬

制定一個恰當激勵行政人員的計劃等於報償股東

REMUNERATION COMMITTEE
薪酬委員會

Composition 組成	**3** Independent Non-Executive Directors 獨立非執行董事 Dr Chow Ming Kuen, Joseph 周明權博士 *(Chairman 主席)* Mr Kwok Shiu Keung, Ernest 郭少強先生 Mr Leung Po Wing, Bowen Joseph 梁寶榮先生	+	**1** Executive Director 執行董事 Mr Lau Ko Yuen, Tom 劉高原先生

Role & Function
角色與職能

- ✓ Reviews the remuneration policy of the Company
  評估本公司的薪酬政策
- ✓ Makes recommendations to the Board on the policy and structure for all remuneration of directors and senior management and on the establishment of formal and transparent procedures for developing a policy on such remuneration
  就所有董事與高級管理層的薪酬政策及結構，以及為制定該等酬金政策，設置一個正規而具透明度的程序，向董事局作出推薦意見
- ✓ Determines the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment
  決定所有執行董事和高級管理層的具體薪酬，包括非金錢利益、退休金權利及賠償金額(包括由於喪失或終止其職務或委任所應付的任何補償金)
- ✓ Makes recommendations to the Board of the remuneration of non-executive directors
  向董事局建議非執行董事的薪酬

PERFORMANCE-BASED REMUNERATION POLICY

The director's fee was determined with reference to factors including the prevailing market conditions, salary paid by comparable companies, the duties and responsibilities of the director, employment conditions elsewhere and the time committed by the director.

A performance-based element is considered instrumental in aligning the interests of individuals with those of the Group and will be built into top-management compensation.

績效的基礎薪酬政策

董事的薪酬乃參考多種因素釐定，包括現行市場情況、類同公司所支付之薪金水平、董事職務與責任、其他地方之僱傭條件以及董事投入之時間。

績效基礎的元素將個人利益與集團利益掛鉤上起了相當重要的作用，而這一報酬機制會在最高管理層中施行。

PYI has adopted its own reward strategy which forms an integral part of the Group's remuneration policy and the basis for future awards to employees. The key aspects of such reward strategy include:

✓ to attract and retain talents, base payment and benefits will be market competitive;

✓ to support the growth strategy of the Group, short-term and long-term performance-based rewards will be emphasized;

✓ to align employee interest with shareholders, the performance-based rewards will be equity-based; and

✓ equity-based reward will be considered in the light of an employee's level of responsibility and influence on the Group's performance and share price.

PYI will effectively deploy the appropriate mix of its existing equity-based reward vehicles, including the share option scheme, share award scheme and share financing plan.

保華已採納其自訂的獎賞策略，作為集團薪酬政策的組成部份及日後獎勵僱員的基準。此獎賞策略的主要範疇包括：

✓ 基本薪酬及福利需具市場競爭性，以吸引及挽留人才；

✓ 強調短期及長期的績效基礎獎賞，要與集團增長策略一致；

✓ 績效基礎獎賞將以股份為基礎，使僱員與股東利益互相緊扣；及

✓ 將因應僱員的責任輕重及其對集團業績與股價的影響程度，考慮以股份為基礎的獎賞。

保華將適當及有效地調配其現有以股份為基礎的獎賞機制，包括購股權計劃、股份獎勵計劃及股份融資計劃。

SUMMARY OF WORK PERFORMED
工作摘要

✓ Recommendation of the aggregate amount of directors' fees for shareholders' approval at 2007 AGM
建議董事酬金總數額，供股東在2007年股東週年大會上批准

✓ Confirmation and approval of 2007 variable bonus and equity-based award by way of a grant of 11,700,000 share options to the Managing Director under the MD Package
根據總裁薪酬計劃確認給予總裁的2007可變花紅，及批授予總裁11,700,000份購股權作為其2007以股份方式獎賞的薪酬部份

✓ Grant of share options to employees
批授購股權予僱員

NOMINATION OF DIRECTORS

Selecting individuals with complementary expertise and independence can properly serve shareholders

董事提名

挑選一些可互補不足的專業獨立人士，就可更好地為股東盡職

NOMINATION COMMITTEE
提名委員會

Composition 組成	**2 Independent Non-Executive Directors** 獨立非執行董事	+	**1 Executive Director** 執行董事
	Dr Chow Ming Kuen, Joseph 周明權博士 *(Chairman主席)* Mr Kwok Shiu Keung, Ernest 郭少強先生		Mr Lau Ko Yuen, Tom 劉高原先生
	Mr Chan Shu Kin 陳樹堅先生 *(Alternate to Mr Kwok Shiu Keung, Ernest 替任郭少強先生)*		Dr Chan Kwok Keung, Charles 陳國強博士 *(Alternate to Mr Lau Ko Yuen, Tom 替任劉高原先生)*

Role & Function
角色與職能

- ✓ Leads the process for Board appointments
  啟動董事局的任命程式
- ✓ Identifies and nominates for the approval of the Board candidates for appointment to the Board
  物色及提名董事候選人供董事局批准委任
- ✓ Assesses the independence of independent non-executive directors
  評核獨立非執行董事的獨立性
- ✓ Makes recommendations to the Board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors, in particular the Chairman, and Managing Director
  向董事局提出與董事委任或重新委任，以及董事(尤其是主席與總裁)繼任計劃有關的建議

NOMINATION PROCEDURES, PROCESS AND CRITERIA
提名程序、過程以及準則

[illegible] regarding any proposed changes
提名委員會就任何擬作變動向董事局提出建議

↓

Nomination Committee identifies individuals suitably qualified to become board members
提名委員會物色具備合適合資格可擔任董事的人士

↓

Nomination Committee selects, or makes recommendations to the Board on the selection of persons nominated for directorships
提名委員會向董事局提名及推薦有關人士出任董事

The Board makes formal invitation to selected person(s) for appointment to the Board
董事局向獲挑選人士發出委任董事的正式邀請函

SUMMARY OF WORK PERFORMED
工作摘要

- ✓ Nomination of the retiring directors for re-election by shareholders at 2007 AGM
  提名退任董事在2007年股東週年大會上膺選連任
- ✓ Review and assessment of individual independent non-executive director's annual confirmation of independence declared pursuant to Rule 3.13 of the Listing Rules
  審閱及評核獨立非執行董事按照《上市規則》第3.13條所申報之年度獨立性確認函
- ✓ Consideration of the nomination for directorship proposed by a shareholder
  考慮一名股東推薦出任董事的建議

ACCOUNTABILITY AND AUDIT

Adding value to board operations by bringing powerful oversight authority to internal control, reporting and compliance systems

問責與核數

在內部監控、申報及合規制度上設置強而有力的監察機構,定能為董事局運作增值

AUDIT COMMITTEE
審核委員會

Composition
組成

4 **Independent Non-Executive Directors**
獨立非執行董事

Mr Chan Shu Kin 陳樹堅先生* *(Chairman 主席)*
Dr Chow Ming Kuen, Joseph 周明權博士
Mr Kwok Shiu Keung, Ernest 郭少強先生
Mr Leung Po Wing, Bowen Joseph 梁寶榮先生

* *Mr Chan Shu Kin currently is a certified public accountant with extensive experience in auditing, accounting and financial management services.*
陳樹堅先生現為一名執業會計師,在核數、會計及財務管理服務方面積逾豐富經驗。

Role & Function
角色與職能

- ✓ Reviews the Group's financial information
  審閱集團財務資料
- ✓ Oversees the Group's reporting system and internal control procedures
  監管集團申報制度和內部監控程序
- ✓ Reviews the interim and final results of the Group prior to recommending them to the Board for approval
  在提交給董事局批准之前審閱中期和末期業績
- ✓ Meets regularly to review financial reporting and internal control matters and to this end has unrestricted access to both the Company's external and internal auditors
  定期開會審閱財務申報和內部監控事宜,委員會可為此目的而無阻地跟本公司外聘及內部核數師取得聯繫
- ✓ Recommends the selection, appointment, resignation or dismissal of the Company's external auditor
  建議本公司外聘核數師之提名、委任、辭任或免職

SUMMARY OF WORK PERFORMED
工作摘要

- ✓ Reviewed unaudited interim consolidated financial statements and audited annual consolidated financial statements of the Group with a recommendation to the Board for approval
  審閱集團未經審核的中期綜合財務報表和經審核的末期綜合財務報表並建議董事局通過
- ✓ Reviewed internal control and risk management framework of the Group
  審閱集團內部監控及風險管理框架
- ✓ Received and reviewed progress report on internal control, risk management and internal audit actions implemented / planned by the Group
  聽取及審閱內部監控、風險管理及集團所實施或計劃的內部審計工作的進展報告
- ✓ Approved audit fee proposed by the external auditors in connection with the review of the Group's 2008 interim results
  批准外聘核數師就審閱集團2008年中期業績所建議的核數費
- ✓ Recommended the re-appointment of Deloitte Touche Tohmatsu as the Company's external auditor at 2008 AGM
  建議於2008年股東週年大會上重新委任德勤・關黃陳方會計師行為本公司外聘核數師

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors acknowledge their responsibility for preparing the consolidated financial statements of the Group and for ensuring that the preparation of the consolidated financial statements of the Group is in accordance with statutory requirements and applicable standards.

The statement of the auditors of the Company concerning their reporting responsibilities on the consolidated financial statements of the Group is set out in the Independent Auditor's Report on pages 109 and 110 of this annual report.

董事對綜合財務報表的責任

董事確認有責任編制集團綜合財務報表，並確保在編制集團綜合財務報表時按照法定規則和合適的準則。

獨立核數師就集團綜合財務報表發表有關其申報責任的聲明，載列於本年報第109及110頁獨立核數師報告內。

INTERNAL CONTROL

The Board acknowledges its responsibility to establish, maintain and review from time to time the effectiveness of the Group's system of internal control to ensure that shareholders' investment and PYI's assets are safeguarded. Such system of internal control is developed by making reference to the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the United States in 1992 and the Guide on Internal Control and Risk Management issued by the Hong Kong Institute of Certified Public Accountants.

Management is charged with the responsibility to design and implement the internal control system of the Group to achieve the following business objectives:

✓ Effectiveness and efficiency of operations
✓ Reliability of financial reporting
✓ Compliance with applicable laws and regulations

Such system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and aims to provide a reasonable, as opposed to an absolute, assurance in this respect.

The Audit Committee performs review of the effectiveness of Group's system of internal control and reports to the Board regularly. This review covers material controls including financial, operational and compliance controls, and risk management systems.

As a sound system of internal control depends on a thorough and regular evaluation of the nature and extent of the risks to which the Group is exposed, following the group-level risk assessment performed by a core team of senior executives in 2006, PYI has rolled out the risk assessment process to all major business units in 2007.

To accomplish this assessment process, a group-wide risk assessment guideline has been developed and to be complied with by all business units. This guideline provides business units with a step-by-step approach to carry out risk assessment as well as details of PYI's risk assessment structure and methodology.

內部監控

董事局確認其對集團的內部監控系統的設置、維護及不時檢討其成效性的責任，以保障股東的投資及保華資產的安全。此內部監控系統是參考美國Committee of Sponsoring Organizations of the Treadway Commission (COSO)於1992年編制之內部監控綜合框架及香港會計師公會的內部監控與風險管理指引所制定的。

管理層負責設計及執行集團的內部監控系統，以達致下述業務目標：

✓ 有效用及有效率的運作
✓ 可信賴的財政匯報
✓ 遵守適用法例

此系統旨在管理而非消除導致業務目標失敗的風險，因此，此系統僅是提供一個合理而非絕對的保證。

審核委員會定期對集團內部監控系統之有效性作出檢討並向董事局匯報。此檢討涵蓋重要的監控方面，包括財務監控、運作及合規監控以及風險管理功能。

正因完善的內部監控系統是有賴於對集團所面臨的風險的性質及程度進行全面及定期的評估，隨著由高級管理層組成的核心團隊於2006年底完成集團層面的風險評估工作，保華於2007年間將風險評估工作推廣至主要項目公司的層面。

為完成有關風險評估工作，集團制定了風險評估工作的指引，並將指引推廣至所有的項目公司以供其遵守。這指引不僅提供實施風險評估的步驟，還詳細列明保華的風險評估工作架構及方法。

With the guidance and assistance from the Group, most business units have conducted risk assessments to identify their key risks and to ensure appropriate risk management measures are in place.

Control self-assessment was also performed at business units level to assess the effectiveness of the internal control system. The control self-assessment was conducted through the use of questionnaires that list out key factors in each of the five components of COSO Internal Control Integrated Framework. These five interrelated components are Control Environment, Risk Assessment, Control Activities, Information & Communication and Monitoring.

Reviews were conducted by internal audit to evaluate the effectiveness of the Group's internal control system covering key controls, including financial, operational and compliance, and risk management functions.

Remedial action plans were made by management for gaps and weaknesses identified during these assessments and the Audit Committee conducted periodic reviews, assisted by internal audit, to ensure these remedial actions were implemented as planned and reported the results to the Board.

在集團的領導及協助之下，主要的項目公司都已完成了風險評估的工作，以確認風險並制定有關風險的管理措施。

集團亦透過監控自行調查，以評估項目公司內部監控系統的效能。監控自行調查，是以問卷的形式，按COSO內部監控綜合框架的五個元素之主要成份所組成。這五個互相關連的元素分別是監控環境、風險評估、監控活動、資訊及溝通、以及監察。

由內部審計部門對集團內部監控系統的成效作出審查，這些審查涵蓋主要的監控方面的檢討，包括財務監控、運作及合規監控，以及風險管理功能。

我們已就矯正在有關評估中確認的差異及弱點，制定了初步的改善方案。而審核委員會亦透過內部審計，定期審閱有關的改善方案計劃，確保方案得以貫徹執行，並向董事局匯報結果。

STEPS OF ENHANCING THE GROUP'S SYSTEM OF INTERNAL CONTROL TAKEN IN 2007
2007年加強集團內部監控措施所採取的步驟

- ✓ In-house internal audit unit has been set up to assist the Audit Committee to oversee the effectiveness and efficiency of PYI system of internal control and risk management process
  設立了集團內部審計部門，以協助審核委員會監管集團內部監控系統及風險管理的效能

- ✓ Using risk assessment methodology, internal audit derives its 3-year strategic plan which is reviewed by the Audit Committee and reassessed during the year to ensure that adequate resources are deployed and the plan's objectives are met
  以風險評估為基礎，而制定的3年期內部審計策略計劃，由審核委員會審閱及在年內重新評估，以確定有足夠的資源及能夠達成計劃的目標

- ✓ Internal audit manual setting out the required policies and procedures of internal audit function has been set up and implemented
  內部審計手冊包括了內部審計的政策及程序亦已制定並實施

- ✓ A draft Code of Conduct which sets out the standards of behavior expected from directors and staff members have been developed and under finalization
  制定行為守則的初稿，列出了董事及員工應有的標準道德，已在審議的階段中

- ✓ Reward Strategy that aligns with the Group's strategy and links individual performance has been developed for management of the Group and business units
  制定獎賞政策把集團的策略及集團和項目公司管理層的個人績效指標相連

In respect of the year ended 31 March 2008, the Board was not aware of any significant issues that would have an adverse impact on the effectiveness and adequacy of the internal control systems.

於截至2008年3月31日止年度，董事局不曾發現有嚴重的情況對內部監控系統的成效性構成不利影響。

INITIATIVES FOR IMPROVING THE GROUP'S SYSTEM OF INTERNAL CONTROL
完善集團內部監控系統的措施

- ✓ Roll out the finalized Code of Conduct to all business units which sets out the standards of behavior expected from directors and staff members
  向項目公司推廣集團最終審議的行為守則，列出了董事及員工應有的標準道德

- ✓ Complete the Group Enterprise Risk Management framework by developing risk management policy, setting up risk monitoring and reporting process, and establishing risk management structure
  完成企業風險管理框架，包括制定風險管理政策，設立風險監控及匯報管道，以及設立風險管理架構

- ✓ Develop performance measurement system to evaluate internal audit's performance
  制定內部審計部門績效指標系統，以評審內部審計工作的表現

- ✓ Further enhancement of the Group management reporting system to provide strategic, financial and operational information in a comprehensive and timely manner
  持續改善集團管理層匯報制度，以全面和及時地提供策略、財務和營運資訊

EXTERNAL AUDITORS

Deloitte Touche Tohmatsu ("Deloitte") has been re-appointed as the Company's external auditor at 2007 AGM until the conclusion of the next AGM. The Audit Committee in its meeting on 17 July 2008 recommended the re-appointment of Deloitte as the Company's external auditor at 2008 AGM and the Board has taken the same view as that of the Audit Committee.

In order to maintain independence, Deloitte is primarily responsible for providing audit services in connection with the Group's consolidated financial statements, and only provides non-audit services that do not impair their independence or objectivity and are approved by the Audit Committee.

外聘核數師

德勤 • 關黃陳方會計師行(「德勤」)已於2007年股東週年大會上重新任命為本公司外聘核數師，直到下一屆股東週年大會結束為止。審核委員會於2008年7月17日之會議上建議在2008年股東週年大會上重新委任德勤為本公司外聘核數師，而董事局亦與審核委員會之意見一致。

為了保持其獨立性，德勤主要負責就集團綜合財務報表提供核數服務，以及不會損害其獨立性或客觀性，並經由審核委員會批准的非審計服務。

REMUNERATION PAID OR PAYABLE TO DELOITTE FOR AUDIT AND NON-AUDIT SERVICES
已付或應付予德勤的核數及非核數服務酬金

Services Rendered	提供的服務	2008 HK$'000 千港元	2007 HK$'000 千港元
Audit services	核數服務	**6,838**	6,576
Non-audit services	非核數服務		
Taxation advisory	稅務諮詢	**344**	231
Special engagements	特定委聘	**9,573**	1,773
Total	總額	**16,755**	8,580

COMPLIANCE COMMITTEE
法規委員會

Composition 組成

3 **Independent Non-Executive Directors 獨立非執行董事**

Dr Chow Ming Kuen, Joseph 周明權博士 *(Chairman 主席)*
Mr Kwok Shiu Keung, Ernest 郭少強先生
Mr Chan Shu Kin 陳樹堅先生

Role & Function 角色與職能

✓ Oversees the Company's compliance with the legal and regulatory requirements of its business operations
監管本公司在其商業運作上對法律及管治規定的遵循

✓ Reviews and approves the Company's code of conduct and/or business ethics, policies and prevailing corporate governance practices and standards, and oversees their implementation and compliance
批閱本公司的行為守則及／或商業操守、政策及現行企業管治常規和準則，並監察它們的實施及遵守情況

Summary of work performed 工作摘要

✓ Review of Corporate Governance Report for the year ended 31 March 2007
審閱截至2007年3月31日止年度之《企業管治報告》

✓ Review of quarterly updated compliance reports submitted by Company Secretary
審閱公司秘書奉呈的季度更新常規遵從報告

SHARE REPURCHASE COMMITTEE
股份回購委員會

Composition **組成**		**1 Independent Non-Executive Directors 獨立非執行董事** Mr Chan Shu Kin 陳樹堅先生 *(Chairman 主席)* Dr Chow Ming Kuen, Joseph 周明權博士 *(Alternate to Mr Chan Shu Kin 替任陳樹堅先生)* **+** **1 Executive Director 執行董事** Mr Lau Ko Yuen, Tom 劉高原先生
Role & Function **角色與職能**	✓	Exercises the general mandate granted by shareholders to the Board to repurchase shares of PYI in accordance with the Listing Rules, PYI's bye-laws and the applicable laws of Bermuda 遵照《上市規則》、保華公司細則以及百慕達適用法律，行使股東授權董事局回購保華股份之權力
Summary of work performed **工作摘要**	✓	Refreshment of the Share Repurchase Mandate of not more than HK$10 million to the Managing Director 更新給予總裁不多於1千萬港元之股份回購授權

PROMOTING TRANSPARENCY VIA CLOSE COMMUNICATIONS

PYI utilises various communication methods to ensure that shareholders are kept abreast of the Group's latest developments. Press releases are distributed to investors and media whenever a major event or business undertaking occurs. Moreover, investor and media visits are organised to promote greater understanding of projects under development, thus helping them to recognise the value of such ventures.

For shareholders and stakeholders of the Group, a comprehensive website is maintained to facilitate two-way communications. Investors are also made aware of PYI's latest movements by way of announcements and circulars published by the Company. Certainly, management has taken every step possible to keep relevant parties well informed, including international roadshows, investor meetings, media briefings and analyst conference calls.

以密切聯繫提升透明度

保華採用不同溝通渠道，務求讓股東可緊貼集團的最新發展。但凡有重大事件或業務項目發生，我們都會發放新聞稿予投資者及傳媒。另外，為了提升投資者及傳媒對發展中的項目有更深的了解，我們曾安排實地採訪，以助他們認識到這些項目的價值。

集團亦為股東及其他權益人設置一個覆蓋全面的公司網站，推動雙向性的溝通。投資者也可從本公司刊發的公布及通函，得悉保華最新的動向。管理層亦已採取各式各樣的方式，與有關人士保持密切聯繫，包括國際路演、與投資者會面、新聞發布會以及與分析師的電話會議。

CORPORATE SOCIAL RESPONSIBILITY (CSR)

Responding to the needs of community

Considering ourselves as a member of the communities that we operates in, we draw upon this position as a way of steerage. Hence, PYI strives for sustainable development of our business while giving more attention to the need of society.

The youth are the pillars of society and it is thus important to equip them with broader exposure. PYI collaborates with the educational bureaus in the Mainland, and is committed to sponsoring the elites from local secondary schools for study tours to Hong Kong and Macau for 5 consecutive years. Following the first funded program, the Nantong Study Tour, taken place since 2007, the Wuhan Study Tour was also held in early 2008. Such cross-boarder experience widens the student perspective as well as enhances their understanding of Hong Kong and international businesses.

The destructive earthquake struck in Sichuan Province in May 2008 has caused disastrous causalities and damages. To help all the victims to survive as well as to rebuild their homes, schools and their lives, the Board has taken the lead to donate a quarter of their directors' fees while appealing the staff in Hong Kong, Beijing, Shanghai, Nantong, Chongqing, Guangzhou, Hangzhou, Wuhan, Macau and Kuwait to join the Group's organized staff donation campaigns immediately after the disaster. Staff donation together with a 2:1 matching fund and top-up program by the Group companies raised an aggregate amount in excess of HK$6 million. In addition, PYI has also donated HK$230,000 to Fu Hui Charity Foundation to support reconstruction of Bai Yuan Primary School at Dahe, Sichuan Province. Project scope included a new classroom building and a recreational playground for 600 students.

To minimize adverse impact on the surrounding community around our development sites, PYI has installed a comprehensive range of environmental protection facilities in place at Yangkou Port including the sewage collection-discharge and waste disposal systems, urban ecological and environmental protection systems etc. Through efforts on these measures for addressing our neighbor community and ecology needs and concerns, PYI has maintained good community relations with mutual trust and understanding.

Moving forward, we will continue to perform our best as a responsible corporate citizen and take shareholders as our primary stakeholders without losing sight to contribute to our communities.

社會企業責任

回饋社會的需要

作為業務所在社區的一份子，我們一直以設身處地的態度來行事。保華集團在追求業務持續發展的同時，亦十分關注社會的需要。

保華集團深明學生是社會的未來棟樑，開闊他們的視野最是重要。因此保華與內地教育局合作，連續五年贊助當地的優秀中學生到香港及澳門進行學術訪問。隨著首屆贊助的南通市學術訪問團於2007年舉辦後，武漢市學術訪問團亦於2008年年初順利舉行。這種跨越兩地的交流經驗，不但擴闊學生的視野，亦令他們對香港及國際商務有更深了解。

2008年5月在四川省發生的毀滅性大地震，造成慘絕人寰的悲劇及損失。為扶危救困，幫助災民重建家園、學校及重拾生活，董事局率先帶頭捐出他們一季董事袍金，亦同時呼籲香港、北京、上海、南通、重慶、廣州、杭州、武漢、澳門及科威特各地的員工，參予集團在災難發生後隨即發起的員工籌款活動。員工捐款連同集團公司雙倍配對捐款計劃集團捐款總額超逾600萬港元。此外，集團又捐出23萬港元予福慧慈善基金會，以重建四川省大河鎮的白雲小學校舍，為當地600個學生提供一座新的教學大樓及操場。

為了減低我們的施工項目對周遭環境的影響，保華集團已經在洋口港裝置多項環保設施，包括污水收集／排放及廢料處理系統，及城市生態保護系統等。種種措施，均以關懷社區及生態為出發點，使我們可維持良好互信的社區關係。

放眼未來，保華集團將繼續致力擔當良好的企業公民角色，在以股東為先的同時，亦不忘回饋社會。

The Board is committed to enhancing value for our shareholders through sustainable growth. This section serves to provide information relating to our shareholders.

董事局致力於集團的持續增長，為股東增值，此報告旨在提供與股東相關的資訊。

FINAL DIVIDEND

The Board recommended for shareholders' approval the payment of a final dividend for the year ended 31 March 2008 in the form of warrants, on the basis of one warrant for every six existing shares held, payable to the shareholders (other than overseas shareholders who are excluded from the warrants issue by the reason that the directors, upon making enquiry, consider such exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places) whose names appear on the register of members of the Company on Thursday, 18 September 2008. Each warrant will entitle holders to subscribe for one new PYI share at an initial subscription price of HK$1.00 per share in cash (subject to anti-dilutive adjustments) at any time between the date of the issue of the warrants and the date immediately preceding the date falling on the first anniversary of the date of issue of the warrants, both dates inclusive. A circular detailing the warrant issue will be sent to shareholders.

末期股息

董事局建議股東批准按每持六股現有股份可獲發一份認股權證之基準，以認股權證之方式，派發截至2008年3月31日止年度的末期股息予名列於2008年9月18日（星期四）股東名冊之股東（不包括因董事經諮詢後，考慮到相關地方法律上限制或當地相關規管單位或證券交易所之規定，認為有必要或屬權宜之計，而須排除納入認股權證發行之海外股東）。每一份認股權證賦予持有人，有權在認股權證發行之日，至緊接發行日期週年當日（包括首尾兩日）期間內，隨時以現金按每股1港元初步認購價（可予反攤薄性之調整）認購1股新保華股份。載有認股權證發行詳情之通函，將寄予各股東。

CLOSURE OF THE REGISTER OF MEMBERS

The register of members of PYI will be closed during the period from Tuesday, 16 September 2008 to Thursday, 18 September 2008, both dates inclusive, during which period no transfer of share(s) of PYI will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 12 September 2008.

暫停辦理股東登記手續

保華將於2008年9月16日（星期二）至2008年9月18日（星期四）（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記任何保華股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於2008年9月12日（星期五）下午4時正前交回保華之香港股份過戶登記處卓佳秘書商務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

SHAREHOLDERS
Shareholdings as recorded in the PYI register of members as at 31 March 2008

股東
於2008年3月31日名列保華股東名冊之股東持股量

Size of registered shareholdings 登記股東持股量	No. of shareholders 股東數目	% of shareholders 佔股東數目百分比	No. of shares 股份數目	% of issued share capital 佔已發行股本百分比
500 or below 或以下	262	56.59%	45,031	0.00%
501 - 1000	26	5.62%	18,041	0.00%
1,001 - 10,000	120	25.92%	374,150	0.03%
10,001 - 100,000	41	8.86%	1,123,003	0.07%
100,001 - 1,000,000	10	2.16%	2,286,151	0.15%
1,000,001 - 10,000,000	1	0.21%	1,314,035	0.09%
10,000,001 - 100,000,000	1	0.21%	48,929,772	3.25%
Above 100,000,000 或以上	2*	0.43%	1,453,003,334	96.41%
Total 總計	**463**	**100.00%**	**1,507,093,517**	**100.00%**

* The two shareholders were: 該兩位股東分別為：

1 HKSCC Nominees Limited	香港中央結算（代理人）有限公司		
DCP/GCP	直接結算／全面結算參與者	678,747,726	45.04%
Custodians	託管商	585,076,483	38.82%
Investors	投資者	1,261,993	0.08%
Others	其他	1,884,520	0.13%
		1,266,970,722 ^	84.07%
2 Hollyfield Group Limited		186,013,939	12.34%
		1,452,984,661	96.41%

^ The breakdown of the shareholding in the name of HKSCC Nominees Limited was obtained from the record shown in the CCASS Participants Shareholding Report ("PSH Report"). The number of shares registered in HKSCC Nominees Limited as shown in the PSH Report is different from that shown on the PYI register of members because some shares withdrawn from or deposited into the CCASS depository had not yet been re-registered.

^ 香港中央結算(代理人)有限公司名下股權細項的資料摘自CCASS參與者股份紀錄報表(「參與者股份報表」)。參與者股份報表所示以香港中央結算(代理人)有限公司名義登記的股份數目與保華股東名冊所示者有差別，皆因從CCASS證券存管處提取或存入CCASS證券存管處的部分股份尚未重新登記。

Top five shareholders according to disclosure of interests under the Securities and Futures Ordinance as at 31 March 2008

於2008年3月31日，根據《證券及期貨條例》權益披露下之前五名股東

Name of shareholders 股東名稱		No. of shares 股份數目	% of issued share capital 佔已發行股本百分比
1	Hollyfield Group Limited	404,512,565	26.84%
2	OZ Management, L.P.	135,753,052	9.00%
3	Gandhara Advisors Asia Ltd.	116,457,994	7.72%
4	The Children's Investment Master Fund	105,362,000	6.99%
5	Christian Emil Toggenburger	84,244,397	5.58%
Total 總計		**846,330,008**	**56.13%**

FINANCIAL CALENDAR

財務日誌

Event 事項	Date 日期
2007 final results and final dividend of HK1.5 cents/share announced 宣布2007年末期業績及每股1.5港仙末期股息	20/07/2007
2007 PYI AGM 2007保華股東週年大會	20/09/2007
2007 final dividend of HK1.5 cents/share paid 派發2007年每股1.5港仙末期股息	08/11/2007
2008 interim results and interim dividend of HK1.5 cents/share announced 宣布2008年中期業績及每股1.5港仙中期股息	14/12/2007
2008 interim dividend of HK1.5 cents/share paid 派發2008年每股1.5港仙中期股息	22/02/2008
2008 final results and final dividend of 1 warrant / 6 shares announced 宣布2008年末期業績及每6股獲派1份認股權證之末期股息	18/07/2008
2008 PYI AGM 2008保華股東週年大會	05/09/2008
2008 final dividend of 1 warrant / 6 shares to be despatched 將寄發2008年每6股獲派1份認股權證之末期股息	around 26/09/2008前後

SHARE INFORMATION

SHARE LISTING

PYI shares were first listed on the Hong Kong Stock Exchange on 21 September 1993.

STOCK CODE

Hong Kong Stock Exchange	498
Reuters	00498.HK
Bloomberg	498 HK
American Depository Receipt	PYIFY
Frankfurt Stock Exchange	PYW
Board lot	2,000 shares

SECURITIES IN ISSUE

Shares	
As at 31 March 2008	1,507,093,517 shares
As at date of this report	1,508,393,517 shares
*Outstanding share options**	
As at 31 March 2008	94,360,000 options
As at the date of this report	168,144,000 options
Convertible notes	
As at the date of this report	HK$121,521,498

* Full details can be found in the Directors' Report at pages 89 to 108 of this report.

股東資料

股份上市

保華股份於1993年9月21日首次在香港交易所上市。

股份代號

香港交易所	498
路透社	00498.HK
彭博	498 HK
美國預託證券	PYIFY
法蘭克福交易所	PYW
買賣單位（每手）	2,000股

已發行證券

股份	
於2008年3月31日	1,507,093,517股
於本年報之日	1,508,393,517股
*尚未行使購股權**	
於2008年3月31日	94,360,000份
於本年報之日	168,144,000份
可換股票據	
於本年報之日	121,521,498港元

* 詳情參閱本年報第89至108頁之董事局報告書。


Share price 股價
HK$
港元
6.0
5.0
4.0
3.0
2.0
1.0
04-2007
05-2007
06-2007
07-2007
08-2007
09-2007
10-2007
11-2007
12-2007
01-2008
02-2008
03-2008
Share price (cum dividend)
股價（連息）
Share price (ex dividend)
股價（除息）

MARKET CAPITALISATION

TOTAL MARKET CAPITALISATION

As at 31 March 2008	HK$2.76 billion
As at date of this report	HK$1.66 billion
Public float capitalisation*	
As at 31 March 2008	HK$1.92 billion
As at date of this report	HK$1.16 billion

* Public excludes all connected persons (including substantial shareholders and directors) of PYI.

市值

總市值

於2008年3月31日	27.6億港元
於本年報之日	16.6億港元
公眾持股市值*	
於2008年3月31日	19.2億港元
於本年報之日	11.6億港元

* 公眾並不包括保華所有關連人士(包括主要股東及董事)。

The directors have pleasure in presenting their annual report and the audited consolidated financial statements of PYI Corporation Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") for the year ended 31 March 2008.

PRINCIPAL ACTIVITIES

The Company is an investment holding company.

The activities of its principal subsidiaries, associates and jointly controlled entities as at 31 March 2008 are set out in note 56 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended 31 March 2008 are set out in the consolidated income statement on page 111 of the annual report and in the accompanying notes to the consolidated financial statements.

An interim dividend of HK1.5 cents per share amounting to HK$22,586,000 was paid to the shareholders during the year.

The directors recommended for shareholders' approval the payment of a final dividend for the year ended 31 March 2008 in the form of warrants, on the basis of one warrant for every six existing shares held, payable to the shareholders (other than overseas shareholders who are excluded from the warrants issue by the reason that the directors, upon making equity, consider such exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places) whose names appear on the register of members of the Company on Thursday, 18 September 2008. Each warrant will entitle holders to subscribe for one new share of the Company at an initial subscription price of HK$1.00 per share in cash (subject to anti-dilutive adjustments) at any time between the date of the issue of the warrants and the date immediately preceding the date falling on the first anniversary of the date of issue of the warrants, both dates inclusive. For the year ended 31 March 2007, a final dividend of HK1.5 cents per share amounting to about HK$22,393,000 was proposed and paid.

Details of the distribution are set out in note 15 to the consolidated financial statements.

董事局欣然提呈保華集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至2008年3月31日止年度之年報及經審核綜合財務報表。

主要業務

本公司為一間投資控股公司。

本公司各主要附屬公司、聯營公司及共同控制機構於2008年3月31日之業務載列於綜合財務報表附註56。

業績及利潤分配

截至2008年3月31日止年度本集團之業績及本公司之利潤分配載列於本年報第111頁綜合收益表及連帶之綜合財務報表附註。

年內已派發予股東每股1.5港仙之中期股息,為數22,586,000港元。

董事局建議股東批准按每持六股現有股份可獲發一份認股權證之基準,以認股權證之方式,派發截至2008年3月31日止年度的末期股息予名列於2008年9月18日(星期四)本公司股東名冊之股東(不包括因董事局經諮詢後,考慮到相關地方法律上限制或當地關規管單位或證券交易所之規定,認為有必要或屬權宜之計,而須排除納入認股權證發行之海外股東)。每一份認股權證賦予持有人,有權在認股權證發行之日,至緊接發行日期週年當日(包括首尾兩日)期間內,隨時以現金按每股1港元初步認購價(可予反攤薄性之調整)認購1股本公司之新股份。截至2007年3月31日止年度,已宣派及派付之末期股息為每股1.5港仙,合共約22,393,000港元。

股息詳情載列於綜合財務報表附註15。

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 March 2008, the five largest customers and the single largest customer of the Group accounted for approximately 65% and 18% of the turnover of the Group, respectively. The aggregate purchases attributable to the five largest suppliers of the Group during the year were less than 30% of the purchases of the Group.

Save as disclosed above, as far as the directors are aware, none of the directors, their associates, within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), or those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital, have an interest in any of the five largest customers of the Group for the year ended 31 March 2008.

LIQUIDITY AND CAPITAL RESOURCES

The Group currently maintains a variety of credit facilities to meet its working capital requirements. As at 31 March 2008, the Group's total borrowings (including convertible notes payable) amounted to approximately HK$2,046,159,000 with approximately HK$959,410,000 repayable within one year, approximately HK$1,086,749,000 repayable after one year. Cash, bank balances and deposits as at 31 March 2008 amounted to approximately HK$635,688,000. The Group's current ratio (calculated as total current assets divided by total current liabilities) was 1.04 and the debt to equity ratio (calculated as total borrowings divided by equity attributable to shareholders of the Company) was 0.61 as at 31 March 2008.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$44,838,000 on property, plant and equipment to expand and upgrade its operating capacity.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 17 to the consolidated financial statements.

INVESTMENT PROPERTIES

During the year, the Group transferred approximately HK$378,551,000 from project under development to investment properties and acquired approximately HK$118,549,000 through acquisition of subsidiaries. All investment properties were revalued at the year end date.

Details of these and other movements in the investment properties of the Group during the year are set out in note 18 to the consolidated financial statements.

SHARE CAPITAL

Details of movements in the issued share capital of the Company during the year are set out in note 44 to the consolidated financial statements.

主要客户及供應商

於截至2008年3月31日止年度內，本集團之五大客戶及單一最大客戶分別佔本集團營業額約65%及18%。本集團之五大供應商年內合共佔本集團之購貨量並不超逾本集團購貨量之30%。

除上述披露外，就董事所知，概無董事、彼等之聯繫人士（按《香港聯合交易所有限公司證券上市規則》（《上市規則》）所界定）或據董事所知擁有本公司股本逾5%之股東於截至2008年3月31日止年度在本集團五大客戶中任何一家擁有權益。

流動資金及資本來源

本集團現時設有多項融資信貸額以應付其營運資金所需。於2008年3月31日，本集團之借款總額（包括應付可換股票據）約達2,046,159,000港元，其中約959,410,000港元須於一年內償還，約1,086,749,000港元須於一年後償還。於2008年3月31日，現金、銀行結存及存款約達635,688,000港元。於2008年3月31日，本集團之流動比率（計算方法為流動資產總額除以流動負債總額）為1.04，而負債與資本比率（計算方法為借款總額除以本公司之股東應佔權益）則為0.61。

物業、機械及設備

於本年內，本集團動用約44,838,000港元購置物業、機械及設備，以擴展及提升經營能力。

上述及本集團年內之物業、機械及設備之其他變動詳情載列於綜合財務報表附註17。

投資物業

年內，本集團將約378,551,000港元由發展中項目轉撥至投資物業，並通過收購附屬公司購得約118,549,000港元。所有投資物業均於年結日時重新估值。

上述及本集團年內之投資物業之其他變動詳情載列於綜合財務報表附註18。

股本

年內本公司已發行股本之變動詳情載列於綜合財務報表附註44。

SHARE INCENTIVE SCHEMES

1. Share Option Scheme

Particulars of the Company's share option scheme adopted on 27 August 2002 (the "Share Option Scheme") are set out in note 45 to the consolidated financial statements.

During the year, a total of 30,400,000 share options were granted under the Share Option Scheme.

As at 31 March 2008, an aggregate of 94,360,000 shares are issuable for options granted under the Share Option Scheme, representing 6.26% of the then existing issued share capital of the Company (i.e. 1,507,093,517 shares).

As at the date of this report, 63,346,440 shares are issuable under the Share Option Scheme, representing 4.20% of the issued share capital of the Company (i.e. 1,508,393,517 shares) on that date.

Details of the share options granted, exercised, lapsed and outstanding under the Share Option Scheme during the year are as follows:

股份獎賞計劃

1. 購股權計劃

有關本公司於2002年8月27日採納之購股權計劃(「購股權計劃」)之詳情載於綜合財務報表附註45。

年內,根據購股權計劃合共授出可認購30,400,000股股份之購股權。

於2008年3月31日,根據購股權計劃已授出合共可認購94,360,000股股份而仍未行使之購股權,涉及的股份佔本公司當時已發行股本(即1,507,093,517股股份)的6.26%。

於本報告之日,根據購股權計劃可發行之股份為63,346,440股,佔本公司該日已發行股本(即1,508,393,517股股份)的4.20%。

於年內根據購股權計劃授予、行使、失效及尚未行使之購股權的變動如下表披露:

			Number of shares issuable under the options granted 根據授出購股權將可發行的股份數目					
Grantee 承授人	Date of grant 授出日期	Exercise price per share 每股行使價 HK$ 港元	Outstanding as at 01.04.2007 於01.04.2007 尚未行使	Granted during the year 年內授出	Issued upon exercise during the year 年內因行使而發行	Lapsed during the year 年內失效	Outstanding as at 31.03.2008 於31.03.2008 尚未行使	Exercise period 行使期
Directors 董事								
Lau Ko Yuen, Tom 劉高原	28.12.2004	1.24	6,500,000	-	-	-	6,500,000	28.12.2004 - 26.08.2012
	28.12.2004	1.50	6,500,000	-	-	-	6,500,000	28.12.2004 - 26.08.2012
	08.09.2006	2.48	4,600,000	-	(4,600,000)	-	-	08.09.2006 - 07.09.2007
	08.09.2006	2.48	4,600,000	-	-	-	4,600,000	08.09.2007 - 07.09.2008
	08.09.2006	2.48	4,600,000	-	-	-	4,600,000	08.09.2008 - 07.09.2009
	18.09.2007	3.546	-	3,900,000	-	-	3,900,000	18.09.2007 - 17.09.2008
	18.09.2007	3.546	-	3,900,000	-	-	3,900,000	18.09.2008 - 17.09.2009
	18.09.2007	3.546	-	3,900,000	-	-	3,900,000	18.09.2009 - 17.09.2010
Kwok Shiu Keung, Ernest 郭少強	28.12.2004	1.24	650,000	-	-	-	650,000	28.12.2004 - 26.08.2012
	28.12.2004	1.50	650,000	-	-	-	650,000	28.12.2004 - 26.08.2012
Chan Shu Kin 陳樹堅	28.12.2004	1.24	650,000	-	-	-	650,000	28.12.2004 - 26.08.2012
	28.12.2004	1.50	650,000	-	-	-	650,000	28.12.2004 - 26.08.2012
Leung Po Wing, Bowen Joseph 梁寶榮	08.09.2006	2.43	1,300,000	-	-	-	1,300,000	08.09.2006 - 26.08.2012
Li Chang An 李昌安	06.02.2007	3.00	1,300,000	-	-	-	1,300,000	06.02.2007 - 26.08.2012
Sub-total 小計:			32,000,000	11,700,000	(4,600,000)	-	39,100,000	

SHARE INCENTIVE SCHEMES – continued

股份獎賞計劃 – 續

1. Share Option Scheme – continued

1. 購股權計劃 – 續

Grantee 承授人	Date of grant 授出日期	Exercise price per share 每股行使價 HK$ 港元	Number of shares issuable under the options granted 根據授出購股權將可發行的股份數目 — Outstanding as at 01.04.2007 於01.04.2007尚未行使	Granted during the year 年內授出	Issued upon exercise during the year 年內因行使而發行	Lapsed during the year 年內失效	Outstanding as at 31.03.2008 於31.03.2008尚未行使	Exercise period 行使期
Employees 僱員								
Hong Kong 香港	06.02.2006	2.50	3,250,000	-	(868,000)	(2,382,000)	-	06.02.2007 - 05.02.2008
	06.02.2006	3.00	3,250,000	-	-	-	3,250,000	06.02.2008 - 05.02.2009
	06.02.2006	3.50	3,250,000	-	-	-	3,250,000	06.02.2009 - 05.02.2010
	08.09.2006	2.43	1,750,000	-	(1,750,000)	-	-	08.09.2006 - 07.09.2007
	08.09.2006	2.43	1,500,000	-	-	-	1,500,000	01.08.2007 - 31.07.2008
	08.09.2006	2.43	1,500,000	-	-	-	1,500,000	01.08.2008 - 31.07.2009
	08.09.2006	3.00	1,500,000	-	-	-	1,500,000	01.08.2007 - 31.07.2008
	08.09.2006	3.50	1,500,000	-	-	-	1,500,000	01.08.2008 - 31.07.2009
	08.09.2006	3.00	1,050,000	-	-	-	1,050,000	08.09.2007 - 07.09.2008
	08.09.2006	3.50	400,000	-	-	-	400,000	08.09.2008 - 07.09.2009
	06.02.2007	3.00	120,000	-	(60,000)	(60,000)	-	06.02.2007 - 05.02.2008
	06.02.2007	3.00	140,000	-	-	-	140,000	06.02.2008 - 05.02.2009
	06.02.2007	3.50	140,000	-	-	-	140,000	06.02.2009 - 05.02.2010
	30.04.2007	3.50	-	1,500,000	-	-	1,500,000	01.08.2007 - 30.04.2008
	01.08.2007	3.50	-	150,000	-	-	150,000	01.08.2007 - 31.07.2008
	01.08.2007	4.00	-	150,000	-	-	150,000	01.08.2008 - 31.07.2009
	01.08.2007	4.50	-	150,000	-	-	150,000	01.08.2009 - 31.07.2010
	11.10.2007	3.00	-	250,000	-	-	250,000	11.10.2007 - 10.10.2008
Sub-total 小計：			19,350,000	2,200,000	(2,678,000)	(2,442,000)	16,430,000	

SHARE INCENTIVE SCHEMES – continued
1. Share Option Scheme – continued

股份獎賞計劃 – 續
1. 購股權計劃 – 續

Grantee 承授人	Date of grant 授出日期	Exercise price per share 每股行使價 HK$ 港元	Number of shares issuable under the options granted 根據授出購股權將可發行的股份數目: Outstanding as at 01.04.2007 於01.04.2007 尚未行使	Granted during the year 年內授出	Issued upon exercise during the year 年內因行使而發行	Lapsed during the year 年內失效	Outstanding as at 31.03.2008 於31.03.2008 尚未行使	Exercise period 行使期
Employees 僱員								
The Mainland 內地	06.02.2006	2.50	3,905,000	-	(581,000)	(3,324,000)	-	06.02.2007 - 05.02.2008
	06.02.2006	3.00	4,425,000	-	-	(75,000)	4,350,000	06.02.2008 - 05.02.2009
	06.02.2006	3.50	4,425,000	-	-	(75,000)	4,350,000	06.02.2009 - 05.02.2010
	24.03.2006	2.50	2,950,000	-	(1,421,000)	(1,529,000)	-	06.02.2007 - 05.02.2008
	24.03.2006	3.00	3,000,000	-	-	(375,000)	2,625,000	06.02.2008 - 05.02.2009
	24.03.2006	3.50	3,000,000	-	-	(375,000)	2,625,000	06.02.2009 - 05.02.2010
	08.09.2006	2.43	1,700,000	-	(800,000)	(900,000)	-	08.09.2006 - 07.09.2007
	08.09.2006	3.00	1,700,000	-	-	(900,000)	800,000	08.09.2007 - 07.09.2008
	08.09.2006	3.50	1,600,000	-	-	(1,200,000)	400,000	08.09.2008 - 07.09.2009
	06.02.2007	4.00	2,500,000	-	-	(2,500,000)	-	06.02.2007 - 05.02.2008
	06.02.2007	3.00	900,000	-	(190,000)	(710,000)	-	06.02.2007 - 05.02.2008
	06.02.2007	3.00	1,050,000	-	-	-	1,050,000	06.02.2008 - 05.02.2009
	06.02.2007	3.50	1,050,000	-	-	-	1,050,000	06.02.2009 - 05.02.2010
	01.08.2007	3.50	-	400,000	-	-	400,000	01.08.2007 - 31.07.2008
	01.08.2007	4.00	-	300,000	-	-	300,000	01.08.2008 - 31.07.2009
	01.08.2007	4.50	-	300,000	-	-	300,000	01.08.2009 - 31.07.2010
	11.10.2007	3.00	-	150,000	-	-	150,000	11.04.2008 - 10.10.2008
	11.10.2007	3.50	-	150,000	-	-	150,000	11.10.2008 - 10.10.2009
	11.10.2007	4.00	-	200,000	-	-	200,000	11.10.2009 - 10.10.2010
Sub-total 小計：			32,205,000	1,500,000	(2,992,000)	(11,963,000)	18,750,000	

SHARE INCENTIVE SCHEMES - continued
1. Share Option Scheme - continued

股份獎賞計劃 – 續
1. 購股權計劃 – 續

Grantee 承授人	Date of grant 授出日期	Exercise price per share 每股行使價 HK$ 港元	Outstanding as at 01.04.2007 於01.04.2007 尚未行使	Granted during the year 年內授出	Issued upon exercise during the year 年內因行使而發行	Lapsed during the year 年內失效	Outstanding as at 31.03.2008 於31.03.2008 尚未行使	Exercise period 行使期
			Number of shares issuable under the options granted 根據授出購股權將可發行的股份數目					
Advisors 顧問人	28.12.2004	1.24	650,000	-	-	-	650,000	28.12.2004 - 26.08.2012
	28.12.2004	1.50	4,780,000	-	(350,000)	-	4,430,000	28.12.2004 - 26.08.2012
	15.05.2007	3.50	-	9,000,000	-	-	9,000,000	15.05.2007 - 14.05.2008
	15.05.2007	3.50	-	6,000,000	-	-	6,000,000	15.05.2007 - 14.05.2009
Sub-total 小計：			5,430,000	15,000,000	(350,000)	-	20,080,000	
Grand total 總計：			88,985,000	30,400,000	(10,620,000)	(14,405,000)	94,360,000	

Notes:

1. All the above outstanding share options of the Company will be vested in the relevant grantees upon the first date of their respective exercise periods, except for vesting of the 20,000,000 outstanding PYI's share options which will be conditional on such grantees satisfying the conditions attached to each grant.

2. No option granted under the Share Option Scheme was cancelled during the year.

3. In respect of the 30,400,000 share options granted under Share Option Scheme during the year, the closing share prices of the Company immediately before the dates of grant ranged from HK$2.90 to HK$3.49.

4. In respect of the 10,620,000 share options exercised during year, the weighted average closing price of shares immediately before the dates of exercise was HK$3.25.

附註：

1. 以上所有本公司尚未行使之購股權均在其各自之行使期的首日，歸屬予有關承授人，除20,000,000份保華尚未行使之購股權，須待承授人履行其個別授出購股權所附帶的條件，方可歸屬。

2. 年內，概無根據購股權計劃授出的購股權被註銷。

3. 年內，根據購股權計劃授出之30,400,000份購股權，於緊接授出當日之前一日，本公司股份收市價介乎2.90港元至3.49港元。

4. 年內行使之10,620,000份購股權，於緊接行使當日之前一日，股份的加權平均收市價為3.25港元。

SHARE INCENTIVE SCHEMES – continued

1. Share Option Scheme – continued

Particulars of share option scheme of Paul Y. Engineering Group Limited ("PYE"), a subsidiary of the Company, are set out in note 45 to the consolidated financial statements.

Details of the share options granted, exercised, lapsed and outstanding under the share option scheme of PYE during the year are as follows:

股份獎賞計劃 – 續

1. 購股權計劃 – 續

本公司附屬公司保華建業集團有限公司(「保華建業」)購股權計劃之詳情載於綜合財務報表附註45。

於年內根據保華建業購股權計劃授予、行使、失效及尚未行使之購股權的變動如下表披露：

			Number of shares issuable under the options granted 根據授出購股權將可發行的股份數目					
Grantee 承授人	Date of grant 授出日期	Exercise price per share 每股行使價 HK$ 港元	Outstanding as at 01.04.2007 於01.04.2007 尚未行使	Granted during the year 年內授出	Issued upon exercise during the year 年內因行使而發行	Lapsed during the year 年內失效	Outstanding as at 31.03.2008 於31.03.2008 尚未行使	Exercise period 行使期
Director 董事								
Lau Ko Yuen, Tom 劉高原	08.06.2007	1.36	-	500,000	-	-	500,000	01.07.2007 - 30.06.2009
Employees 僱員	03.02.2006	0.70	1,500,000	-	(1,000,000)	-	500,000	03.02.2006 - 06.09.2015
	03.02.2006	0.85	1,500,000	-	(1,000,000)	-	500,000	01.01.2007 - 06.09.2015
	03.02.2006	1.00	1,500,000	-	-	(1,000,000)	500,000	01.01.2008 - 06.09.2015
	09.02.2006	0.90	5,600,000	-	-	(2,800,000)	2,800,000	09.02.2008 - 08.02.2009
	13.07.2006	1.00	1,500,000	-	(1,286,000)	-	214,000	13.07.2006 - 12.07.2008
	13.07.2006	1.00	3,000,000	-	-	(1,500,000)	1,500,000	13.07.2007 - 12.07.2009
	13.07.2006	1.00	2,000,000	-	-	-	2,000,000	13.07.2008 - 12.07.2009
	30.05.2007	1.34	-	1,500,000	-	-	1,500,000	01.07.2007 - 30.06.2008
	30.05.2007	1.34	-	1,500,000	-	-	1,500,000	01.07.2008 - 30.06.2009
	30.05.2007	1.34	-	10,600,000	-	(1,100,000)	9,500,000	09.02.2008 - 08.02.2009
	08.06.2007	1.36	-	1,500,000	-	-	1,500,000	01.07.2007 - 30.06.2009
	28.12.2007	1.40	-	600,000	-	-	600,000	01.09.2008 - 31.08.2009
Other participants 其他參與者	30.05.2007	1.34	-	2,400,000	-	(600,000)	1,800,000	09.02.2008 - 08.02.2009
	28.12.2007	1.40	-	1,000,000	-	-	1,000,000	01.06.2008 - 31.05.2009
Grand total 總計：			16,600,000	19,600,000	(3,286,000)	(7,000,000)	25,914,000	

SHARE INCENTIVE SCHEMES – continued

1. Share Option Scheme – continued

Notes:

1. All the above outstanding share options of PYE will be vested in the relevant grantees upon the first date of their respective exercise periods.
2. No share options of PYE were cancelled during the year.
3. The closing prices of the PYE's shares on the trading days immediately before 30 May 2007, 8 June 2007 and 28 December 2007, being the dates of grant of PYE's share options during the year, were HK$1.33, HK$1.33 and HK$1.36, respectively.
4. In respect of the 3,286,000 PYE's share options exercised during the year, the weighted average closing price of the PYE's shares immediately before the dates of exercise was HK$1.31.

2. Share Award Scheme

This scheme adopted by the Company on 23 February 2006 allows the Company to make bonus payments to eligible persons (including employees, directors, consultants, advisers and agents of the Group) by way of the Company's shares acquired by and held through an independent trustee until fulfillment of conditions before vesting.

During the year, a total of 160,000 shares of the Company became vested in 8 employees under this scheme. In addition, a total of the Company's 156,000 shares were awarded to 9 employees in February 2008. These shares, subject to a vesting period until 1 August 2008, are being held by the trustee, BOCI-Prudential Trustee Limited.

A share award scheme was also adopted by PYE on 6 September 2006. This incentive scheme allows PYE to make bonus payments to eligible persons (including employees, directors, consultants, advisers and agents of PYE) by way of shares of PYE acquired by and held through an independent trustee until fulfillment of specified conditions before vesting.

During the year, a total of 515,000 shares of PYE were awarded to 46 employees under its scheme by PYE. These shares were held by the trustee, BOCI – Prudential Trustee Limited until they are vested. A total of 240,000 shares were vested during the year.

股份獎賞計劃 – 續

1. 購股權計劃 – 續

附註：

1. 以上所有保華建業尚未行使之購股權均在其各自之行使期的首日，歸屬予有關承授人。
2. 年內概無保華建業購股權被註銷。
3. 緊接2007年5月30日、2007年6月8日及2007年12月28日（即年內授出保華建業購股權之日期）前，保華建業股份之收市價分別為1.33港元、1.33港元及1.36港元。
4. 年內緊接行使3,286,000份保華建業購股權當日前，保華建業股份之加權平均收市價為1.31港元。

2. 股份獎勵計劃

根據本公司於2006年2月23日採納之計劃，本公司可向合資格人士（包括本集團之僱員、董事、顧問、諮詢人及代理人）以本公司股份的形式派發花紅，此等股份將由一名獨立受託人購入及持有直至歸屬條件達成為止。

年內，合共160,000股之本公司股份已根據此計劃歸屬予8位僱員。此外，於2008年2月，已向9位僱員授出共156,000股之本公司股份。該等股份由受託人中銀國際英國保誠信託有限公司所持有，直至2008年8月1日歸屬期為止。

此外，保華建業亦於2006年9月6日採納了一項股份獎勵計劃，據此，保華建業可向合資格人士（包括保華建業之僱員、董事、顧問、諮詢人及代理人）授出保華建業之股份作花紅。該等股份將由一名獨立受託人購入及持有，直至指定的歸屬條件達成為止。

年內，保華建業根據其計劃向46名僱員授出合共515,000股保華建業股份。該等股份獲歸屬前由信託人中銀國際英國保誠信託有限公司持有。年內合共240,000股股份獲歸屬。

3. Share Financing Plan

This plan adopted by the Company on 14 February 2006 allows eligible persons (including employees, directors, consultants, advisers and agents of the Group) to borrow funds from the Company to acquire new or old shares of the Company on a non-recourse basis with the subject shares pledged to the Company as security, subject always to connected transaction and other relevant provisions under the Listing Rules.

During the year, no financing to eligible persons was provided by the Group under this plan.

A share financing plan was also adopted by PYE on 6 September 2006. This incentive plan allows eligible persons (including employees, directors, consultants, advisers and agents of PYE) to borrow funds from PYE on a non-recourse basis, for the purpose of acquiring new or old shares of PYE with the subject shares pledged to PYE as security, subject always to connected transaction and other relevant provisions under the Listing Rules.

During the year, no financing to eligible persons was provided under its plan by PYE.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than the share incentive schemes disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DISTRIBUTABLE RESERVE

The Company's reserves available for distribution to shareholders as at 31 March 2008 amounted to approximately HK$1,212,651,000 (2007: HK$1,150,805,000).

3. 股份融資計劃

根據本公司於2006年2月14日採納之計劃，合資格人士(包括本集團之僱員、董事、顧問、諮詢人及代理人)可在不被追索的基礎下，向本公司借款以購買新或舊本公司股份，而將此等股份抵押給本公司作為保證，並須符合《上市規則》有關關連交易及其他相關條文之規定。

年內，本集團並無根據此計劃向合資格人士提供任何融資。

此外，保華建業亦於2006年9月6日採納了一項股份融資計劃，容許合資格人士(包括保華建業之僱員、董事、顧問、諮詢人及代理人)在不被追溯的基礎下向其借款以購買保華建業新或舊的股份。該等股份須抵押予保華建業作為抵押品，並須符合《上市規則》有關關連交易及其他相關條文之規定。

年內，保華建業並無根據其計劃向合資格人士提供任何融資。

購買股份或債券之安排

除上述披露之股份獎賞計劃之外，於年內任何時間本公司或其任何附屬公司概無訂立任何安排而使本公司董事可藉收購本公司或任何其他法人團體之股份或債券而獲利。

可供分配儲備

於2008年3月31日，可供分派予股東之本公司儲備約為1,212,651,000港元(2007：1,150,805,000港元)。

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Independent non-executive directors

Chow Ming Kuen, Joseph *OBE, JP* (Chairman)
Kwok Shiu Keung, Ernest
Chan Shu Kin
Leung Po Wing, Bowen Joseph *GBS, JP*
Li Chang An

Executive director

Lau Ko Yuen, Tom (Deputy Chairman & Managing Director)

Non-executive director

Chan Kwok Keung, Charles

In accordance with bye-laws 87(1) and 87(2) of the Company's bye-laws, Dr Chow Ming Kuen, Joseph, Mr Kwok Shiu Keung, Ernest and Mr Leung Po Wing, Bowen Joseph retire by rotations and, being eligible, will stand for re-election at the forthcoming annual general meeting.

Non-executive directors are subject to retirement by rotation requirements under the Company's bye-laws, and they are appointed for a specific term of approximately three years.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

董事

年內及截至本報告日期止，本公司之董事如下：

獨立非執行董事

周明權 *OBE, JP*（主席）
郭少強
陳樹堅
梁寶榮 *GBS, JP*
李昌安

執行董事

劉高原（副主席兼總裁）

非執行董事

陳國強

根據本公司之公司細則第87(1)條及87(2)條，周明權博士、郭少強先生及梁寶榮先生於即將舉行之股東週年大會上將輪席退任，並符合資格膺選連任。

非執行董事須根據本公司細則輪席退任，其指定任期不得多於三年左右。

董事之服務合約

擬於即將舉行之股東週年大會上膺選連任之董事並無與本集團訂立本集團於一年內不可無須補償（法定補償除外）而終止之服務合約。

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 March 2008, the interests/short positions of each of the directors and the chief executive of the Company in the shares and underlying shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as notified to the Company and the Stock Exchange pursuant to the Mode Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules, are set out below:

董事及主要行政人員於股份、相關股份及債券之權益及淡倉

於2008年3月31日，本公司董事及主要行政人員於本公司或任何相聯法團(定義見《證券及期貨條例》(「《證券及期貨條例》」)第十五部)之股份、相關股份及債券中持有必須列入根據《證券及期貨條》第352條予以存置之本公司登記冊內或根據《上市規則》中上市公司董事進行證券交易的標準守則》(「《標準守則》」)必須向本公司及聯交所申報之權益及淡倉如下：

(1) The Company

(1) 本公司

		Number of shares/underlying shares held 持有股份／相關股份數目 (Note 附註 1)					
Name of director/ chief executive 董事／主要行政人員姓名	Capacity 身份	Personal interests 個人權益	Family interests 家族權益	Corporate interests 公司權益	Other interests 其他權益	Total 總數	% of issued share capital 佔已發行股本之百分比 (Note 附註 2)
Chow Ming Kuen, Joseph 周明權	Beneficial owner 實益擁有人	1,314,035	–	–	–	1,314,035	0.09
Lau Ko Yuen, Tom 劉高原	Beneficial owner 實益擁有人	38,645,825 (Note 附註 3)	–	–	–	38,645,825	2.56
Chan Kwok Keung, Charles 陳國強	Beneficial owner & Interest of controlled corporation 實益擁有人及受控法團權益	11,978,677	–	404,512,565 (Note 附註 4)	–	416,491,242	27.63
Kwok Shiu Keung, Ernest 郭少強	Beneficial owner 實益擁有人	1,300,000 (Note 附註 5)	–	–	–	1,300,000	0.09
Chan Shu Kin 陳樹堅	Beneficial owner 實益擁有人	1,300,000 (Note 附註 5)	–	–	–	1,300,000	0.09
Leung Po Wing, Bowen Joseph 梁寶榮	Beneficial owner 實益擁有人	1,300,000 (Note 附註 5)	–	–	–	1,300,000	0.09
Li Chang An 李昌安	Beneficial owner 實益擁有人	1,300,000 (Note 附註 5)	–	–	–	1,300,000	0.09

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES - continued

(1) The Company - continued

Notes:

1. All the above interests in the shares and underlying shares of the Company were long positions. None of the directors and chief executive of the Company held any short positions in the shares and underlying shares of the Company as at 31 March 2008.

2. Based on the Company's issued share capital of 1,507,093,517 shares as at 31 March 2008.

3. Such interests held by Mr Lau Ko Yuen, Tom comprised:

   (i) 4,745,825 shares held by him personally; and

   (ii) 33,900,000 underlying shares in respect of share options granted to him on 28 December 2004, 8 September 2006 and 18 September 2007 pursuant to the share option scheme of the Company, further details of which are set out in the section headed "Share Option Scheme" above.

4. These 404,512,565 shares in the Company were owned by Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment Holdings Limited ("ITC Investment" which was, in turn, a wholly-owned subsidiary of ITC Corporation Limited ("ITC")). Galaxyway Investments Limited ("Galaxyway"), an indirect wholly-owned company of Dr Chan Kwok Keung, Charles, owned approximately 30.08% of the issued share capital of ITC. Dr Chan Kwok Keung, Charles also personally held approximately 4.69% of the issued share capital of ITC. By virtue of his aggregate interest of approximately 34.77% in ITC, Dr Chan Kwok Keung, Charles was deemed to be interested in said 404,512,565 shares held by Hollyfield.

5. All these interests held by such directors/chief executive comprised underlying shares in respect of share options granted to them on 28 December 2004, 8 September 2006 or 6 February 2007 pursuant to the share option scheme of the Company, further details of which are set out in the section headed "Share Option Scheme" above.

董事及主要行政人員於股份、相關股份及債券之權益及淡倉 – 續

(1) 本公司 – 續

附註：

1. 上述本公司股份及相關股份之權益均為好倉。於2008年3月31日，本公司董事及主要行政人員概無於本公司股份及相關股份中擁有淡倉。

2. 以2008年3月31日本公司1,507,093,517股已發行股本為基準。

3. 該等由劉高原先生持有之權益包括：

   (i) 由劉先生個人持有之4,745,825股股份；及

   (ii) 根據本公司之購股權計劃於2004年12月28日、2006年9月8日及2007年9月18日授予劉先生之購股權所涉及之33,900,000股相關股份，有關詳情已載於上文題為「購股權計劃」一節。

4. 該404,512,565股股份由ITC Investment Holdings Limited（「ITC Investment」，即德祥企業集團有限公司（「德祥企業」）之全資附屬公司）之全資附屬公司Hollyfield Group Limited（「Hollyfield」）擁有。陳國強博士間接全資擁有之公司Galaxyway Investments Limited（「Galaxyway」）擁有德祥企業已發行股本約30.08%。陳國強博士亦以個人名義持有德祥企業已發行股本約4.69%。由於陳國強博士擁有德祥企業合共約34.77%權益，故被視為於Hollyfield持有上述之404,512,565股股份中擁有權益。

5. 由該等董事／主要行政人員所持有之該等權益包括根據本公司之購股權計劃於2004年12月28日、2006年9月8日或2007年2月6日授予該等董事／主要行政人員之購股權所涉及之相關股份，有關詳情已載於上文題為「購股權計劃」一節。

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES – continued

董事及主要行政人員於股份、相關股份及債券之權益及淡倉 – 續

(2) PYE

(2) 保華建業

Name of director/ chief executive 董事/主要行政人員姓名	Capacity 身份	Number of shares/underlying shares held 持有股份/相關股份數目 (Note 附註1) Personal interests 個人權益	Family interests 家族權益	Corporate interests 公司權益	Other interests 其他權益	Total 總數	% of issued share capital 佔已發行股本之百分比 (Note 附註 2)
Lau Ko Yuen, Tom 劉高原	Beneficial owner 實益持有人	500,000 (Note 附註 3)	–	–	–	500,000	0.08%

Notes:

1. All the above interests in the shares and underlying shares of PYE were long positions. None of the directors and chief executive of the Company held any short positions in the shares and underlying shares of PYE as at 31 March 2008.

2. Based on PYE's issued share capital of 597,298,066 shares as at 31 March 2008.

3. Such interests held by Mr Lau Ko Yuen, Tom comprised 500,000 underlying shares of PYE (which is an associated corporation within the meaning of the SFO) in respect of options granted to him on 8 June 2007 pursuant to the share option scheme of PYE, further details of which are set out in the section headed "Share Option Scheme" above.

附註：

1. 上述保華建業股份及相關股份之權益均為好倉。於2008年3月31日，本公司董事及主要行政人員概無於保華建業股份及相關股份中擁有淡倉。

2. 以2008年3月31日保華建業597,298,066股已發行股本為基準。

3. 由劉高原先生所持有之有關權益，包括於2007年6月8日按保華建業（其屬《證券及期貨條例》所指之相聯法團）之購股權計劃授予劉先生500,000股保華建業相關股份之購股權，有關詳情已載於上文題為「購股權計劃」一節。

Save as disclosed above, as at 31 March 2008, none of the directors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文所披露者外，於2008年3月31日，各董事或本公司主要行政人員概無於本公司或其任何相聯法團（定義見《證券及期貨條例》第十五部）之股份、相關股份及債券中擁有任何必須列入根據《證券及期貨條例》第352條予以存置於本公司登記冊內或根據《標準守則》必須向本公司及聯交所申報之權益及淡倉。

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at 31 March 2008, none of the directors of the Company is interested in any business (apart from the Group's businesses) which competes or is likely to compete, either directly and indirectly, with the businesses of the Group.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS

As at 31 March 2008, the interests and short positions of the substantial shareholders/other persons in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange, were as follows:

董事於競爭業務之權益

於2008年3月31日，如不計本集團業務，本公司各董事概無在任何直接或間接與本集團業務構成競爭或可能構成競爭之業務擁有任何權益。

董事於重要合約中之權益

本公司各董事在本公司或其任何附屬公司於本年度結算日或年內任何時間訂立之重要合約中概無直接或間接擁有重大權益。

主要股東／其他人士之權益及淡倉

於2008年3月31日，下列主要股東／其他人士於本公司股份及相關股份中擁有必須列入根據《證券及期貨條例》第336條予以存置之登記冊內（又或已通知本公司及聯交所）之權益及淡倉：

(1) Substantial shareholders (1) 主要股東

Name 姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of shares held 持有股份數目	% of the issued share capital 佔已發行股本之百分比 *(Note 附註 1)*
Chan Kwok Keung, Charles 陳國強	Beneficial owner 實益擁有人	Long position 好倉	11,978,677	0.79%
	Interest of controlled corporation 受控法團權益 *(Note 附註 2)*	Long position 好倉	404,512,565	26.84%
Ng Yuen Lan, Macy 伍婉蘭	Interest of spouse 配偶權益 *(Note 附註 3)*	Long position 好倉	416,491,242	27.63%
ITC 德祥企業	Interest of controlled corporation 受控法團權益 *(Note 附註 2)*	Long position 好倉	404,512,565	26.84%
ITC Investment	Interest of controlled corporation 受控法團權益 *(Note 附註 2)*	Long position 好倉	404,512,565	26.84%
Hollyfield	Beneficial owner 實益擁有人 *(Note 附註 2)*	Long position 好倉	404,512,565	26.84%

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS – continued

(1) Substantial shareholders – continued

Notes:

1. Based on the Company's issued share capital of 1,507,093,517 shares as at 31 March 2008.

2. Hollyfield, a wholly-owned subsidiary of ITC Investment (which was, in turn, a wholly-owned subsidiary of ITC), owned 404,512,565 shares in the Company. Accordingly, ITC Investment and ITC were deemed to be interested in the said 404,512,565 shares held by Hollyfield. Galaxyway, an indirect wholly-owned company of Dr Chan Kwok Keung, Charles, owned approximately 30.08% of the issued share capital of ITC. Dr Chan Kwok Keung, Charles also personally held approximately 4.69% of the issued share capital of ITC. By virtue of his aggregate interest of approximately 34.77% in ITC, Dr Chan Kwok Keung, Charles was deemed to be interested in these shares held by Hollyfield.

3. Ms Ng Yuen Lan, Macy, the spouse of Dr Chan Kwok Keung, Charles, was deemed to be interested in the said 404,512,565 shares held by Hollyfield and 11,978,677 shares held directly by Dr Chan Kwok Keung, Charles.

主要股東／其他人士之權益及淡倉 – 續

(1) 主要股東 – 續

附註：

1. 以2008年3月31日本公司1,507,093,517股已發行股本為基準。

2. ITC Investment（即德祥企業之全資附屬公司）之全資附屬公司Hollyfield擁有404,512,565股本公司股份。據此，ITC Investment及德祥企業被視為於Hollyfield持有之上述404,512,565股股份中擁有權益。而由陳國強博士間接全資擁有之公司Galaxyway則擁有德祥企業已發行股本約30.08%。陳國強博士亦以個人名義持有德祥企業已發行股本約4.69%。由於陳國強博士擁有德祥企業合共約34.77%權益，故被視為於Hollyfield持有之該等股份中擁有權益。

3. 陳國強博士之配偶伍婉蘭女士被視為於Hollyfield持有上述之404,512,565股股份中及陳國強博士直接持有之11,978,677股股份中擁有權益。

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS – continued

主要股東／其他人士之權益及淡倉－續

(2) Other persons

(2) 其他人士

Name 姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of sharers held 持有股份數目	% of the issued share capital 佔已發行股本之百分比 *(Note 附註 1)*
Daniel Saul Och	Interest of controlled corporation 受控法團權益 *(Note 附註 2)*	Long position 好倉	135,753,052	9.00%
Och-Ziff Capital Management Group LLC ("Och-Ziff Capital")	Interest of controlled corporation 受控法團權益 *(Note 附註 2)*	Long position 好倉	135,753,052	9.00%
Och-Ziff Holding Corporation ("Och-Ziff Holding")	Interest of controlled corporation 受控法團權益 *(Note 附註 2)*	Long position 好倉	135,753,052	9.00%
OZ Management L.P. ("OZ Management")	Investment manager 投資經理 *(Note 附註 2)*	Long position 好倉	135,753,052	9.00%
OZ Asia Master Fund, Ltd. ("OZ Asia")	Beneficial owner 實益擁有人 *(Note 附註 2)*	Long position 好倉	77,017,570	5.11%
Gandhara Master Fund Ltd.	Investment manager 投資經理	Long position 好倉	116,457,994	7.72%
The Children's Investment Fund Management (UK) LLP	Investment manager 投資經理 *(Note 附註 3)*	Long position 好倉	105,362,000	6.99%
The Children's Investment Master Fund	Beneficial owner 實益擁有人 *(Note 附註 3)*	Long position 好倉	105,362,000	6.99%

(2) Other persons – continued

(2) 其他人士－續

Name 姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of sharers held 持有股份數目	% of the issued share capital 佔已發行股本之百分比 *(Note 附註 1)*
UBS AG 瑞銀集團	Beneficial owner 實益擁有人	Long position 好倉	1,156,000	0.07%
		Short position 淡倉	1,156,000	0.07%
	Security interest 擔保權益	Long position 好倉	84,705,113	5.62%
	Interest of controlled corporation	Long position 好倉	1,156,000	0.07%
	受控制法團權益 *(Note 附註 4)*	Short position 淡倉	1,156,000	0.07%
Christian Emil Toggenburger	Beneficial owner 實益擁有人	Long position 好倉	84,244,397	5.58%

Notes:

1. Based on the Company's issued share capital of 1,507,093,517 shares as at 31 March 2008.

2. OZ Management, a wholly-owned subsidiary of Och-Ziff Holding (which was, in turn, a wholly-owned subsidiary of Och-Ziff Capital) through its various direct wholly-owned subsidiaries and entities (including OZ Asia) held interests in the Company's shares. Mr Daniel Saul Och owned approximately 79.10% interest in Och-Ziff Capital. As such, Mr Daniel Saul Och, Och-Ziff Capital, Och-Ziff Holding and OZ Management were deemed to be having the same interests in the Company's shares as OZ Asia and other wholly-owned subsidiaries and entities of OZ Management.

3. The Children's Investment Master Fund was accustomed or obliged to act in accordance with the directions or instructions of The Children's Investment Fund Management (UK) LLP. Therefore, The Children's Investment Fund Management (UK) LLP was deemed to be having the same interests in the Company's shares as The Children's Investment Master Fund.

4. These shares, both in long and short positions, were held by UBS Securities LLC which was wholly-owned by UBS AG.

附註：

1. 以2008年3月31日本公司1,507,093,517股已發行股本為基準。

2. Och-Ziff Holding（即Och-Ziff Capital之全資附屬公司）之全資附屬公司OZ Management通過其不同之直接全資附屬公司及機構（包括OZ Asia）持有本公司股份之權益，而Daniel Saul Och先生則擁有Och-Ziff Capital約79.10%權益。故此Daniel Saul Och先生、Och-Ziff Capital、Och-Ziff Holding及OZ Management被視作與OZ Asia及其他OZ Management的全資附屬公司及機構在本公司股份中享有同等權益。

3. The Children's Investment Master Fund乃習慣或有責任根據The Children's Investment Fund Management (UK) LLP之指示或指導行事。因此，The Children's Investment Fund Management (UK) LLP被視為於The Children's Investment Master Fund所擁有之股份中擁有相同之權益。

4. 該等好倉及淡倉股份均由瑞銀集團全資擁有的USB Securities LLC持有。

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS – continued

Save as disclosed above, as at 31 March 2008, the Company has not been notified of any interests or short positions in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

NUMBER OF EMPLOYEES AND REMUNERATION POLICIES

Including the directors of the Group, as at 31 March 2008, the Group employed a total of 2,054 full time employees (2007: 1,927). Remuneration packages consisted of salary as well as performance-based and equity-based bonuses. In appreciation of our employees' continuing support, a bonus payment to employees was made during the year.

The emolument policy regarding the employees of the Group is set up by the Remuneration Committee on the basis of their merit, qualification and competence.

The emolument of the directors of the Company is decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

Further, the Company has implemented three share-related incentive schemes to provide alternative means to motivate employees and promote their loyalty in line with the Group's strategy. Such schemes benefited the Group's staff both in Hong Kong and the Mainland.

主要股東／其他人士之權益及淡倉－續

除上文所披露者外，於2008年3月31日，本公司並未獲知會擁有須列入根據《證券及期貨條例》第336條予以存置於本公司登記冊內之股份及相關股份之權益或淡倉。

委任獨立非執行董事

本公司已接獲各獨立非執行董事根據《上市規則》第3.13條所發出之年度獨立性確認函。本公司認為全體獨立非執行董事均屬獨立人士。

僱員數目及薪酬政策

於2008年3月31日，本集團僱用合共約2,054名全職僱員（包括本集團董事）（2007：1,927名）。薪酬組合由薪金以及表現掛鈎及權益掛鈎之花紅所組成。為感謝我們僱員一直以來的支持以及貢獻，年內已向僱員支付一筆花紅。

本集團僱員之薪酬政策乃按其功勞、資質及能力由薪酬委員會訂立。

本公司董事之酬金乃薪酬委員會經計及本公司之經營業績、個別表現及可資比較市場統計數字後釐定。

此外，本公司已實行三項股份相關之獎賞計劃，以提供不同方案激勵僱員，並提升其歸屬感以配合集團策略，本集團之香港及內地僱員均受惠於此類計劃。

RETIREMENT BENEFIT SCHEMES

Information on the Group's retirement benefit schemes is set out in note 49 to the consolidated financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders, although there are no restrictions against such rights under the laws of Bermuda.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the year, the Company had repurchased a total of 1,834,000 ordinary shares on the Stock Exchange at an aggregate price of HK$6,137,000 (including transaction costs), representing an average price of HK$3.35 paid for each share purchased. All of these shares were cancelled upon repurchase.

The purchases were made for the benefit of the shareholders as a whole as they enhanced the net asset value and/or earnings per share of the Company.

Other than disclosed above, none of the subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31 March 2008.

CORPORATE GOVERNANCE

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 64 to 83 of the annual report.

SUFFICIENCY OF PUBLIC FLOAT

Throughout the year ended 31 March 2008, the directors acknowledge that approximately 70% of the issued share capital of the Company are held by the public.

MATERIAL ACQUISITION AND DISPOSAL

During the year, the Group did not have material acquisition and disposal of subsidiaries and associates.

MAJOR SUBSEQUENT EVENT

Since the balance sheet date and up to the date of this report, there is no major subsequent event.

退休福利計劃

本集團退休福利計劃之資料載列於綜合財務報表附註49。

股本優先購買權

本公司之公司細則或百慕達法例中並無股本優先購買權之條文，規定本公司須按持股比例向現有股東提呈發售新股，惟百慕達法例並無限制此等權利。

購買、出售及贖回上市證券

年內，本公司已在聯交所以合共6,137,000港元(包括交易費用)的價格(相當於每股已購回股份之3.35港元已付平均價)購回合共1,834,000股普通股，而該等股份已於購回時全數註銷。

購回乃為股東之整體利益而作出，因此舉可提高本公司之資產淨值及／或每股盈利。

除上文披露者外，於截至2008年3月31日止年度，概無附屬公司購買、出售或贖回本公司任何上市證券。

企業管治

本公司之企業管治原則及常規載於本年報第64至83頁之企業管治報告內。

足夠公眾持股量

於全個截至2008年3月31日止年度，董事確認本公司約70%之已發行股本乃由公眾所持有。

重大收購及出售

於本年度，本集團並無重大收購及出售附屬公司及聯營公司。

重大結算日後事項

截至本報告書日止，於結算日後並無重大事項。

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES

(1) Advances to entities

As at 31 March 2008, advances to entities did not individually exceed 8% under the assets ratio as defined under Rule 14.07(1) of the Listing Rules.

(2) Financial assistance and guarantees given to affiliated companies

As at 31 March 2008, the aggregate amount of the financial assistance provided by the Group to its associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the meaning under Chapter 13 of the Listing Rules) and the guarantees given by the Group for facilities granted to the Affiliated Companies did not exceed 8% under the assets ratio as defined under Rule 14.07(1) of the Listing Rules.

DONATIONS

During the year, the Group made charitable and other donations of approximately HK$235,000.

AUDITOR

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board

Chow Ming Kuen, Joseph *OBE, JP*
Chairman
Hong Kong

18 July 2008

根據《上市規則》第13.20及13.22條作出披露

(1) 向實體提供貸款

於2008年3月31日，向實體提供之個別貸款並不超逾《上市規則》第14.07(1)條所界定資產比率之8%。

(2) 給予聯屬公司之財務資助及擔保

於2008年3月31日，本集團給予其聯營公司及共同控制實體（按《上市規則》第13章之界定，統稱「聯屬公司」）之財務資助及本集團就授予聯屬公司之融資所作出之擔保合共並不超逾《上市規則》第14.07(1)條所界定資產比率之8%。

捐款

本集團年內之慈善及其他捐款共約235,000港元。

核數師

一項為續聘德勤•關黃陳方會計師行為本公司核數師之決議案將提呈於股東週年大會上。

代表董事局

主席
周明權 *OBE, JP*
香港

2008年7月18日

Deloitte.
德勤

TO THE MEMBERS OF
PYI CORPORATION LIMITED
保華集團有限公司
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of PYI Corporation Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 111 to 235, which comprise the consolidated balance sheet as at 31 March 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong

致保華集團有限公司全體股東
(於百慕達註冊成立之有限公司)

本核數師(以下簡稱「我們」)已審核列載於第111至235頁保華集團有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)的綜合財務報表，包括於2008年3月31日的綜合資產負債表，以及截至該日止年度的綜合收益表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港公司條例編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表相關的內部控制，以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照百慕達公司法第90條規定只向整體股東作出報告，而不可用作其他用途。我們並不就本報告之內容對任何其他人士承擔任何義務或接受任何責任。我們已根據香港會計師公

Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 March 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
18 July 2008

會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報綜合財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴集團於2008年3月31日的財務狀況及截至該日止年度的溢利及現金流量，並已按照香港公司條例之披露要求而妥為編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
2008年7月18日

CONSOLIDATED INCOME STATEMENT

		NOTES 附註	2008 HK$'000 千港元	2007 HK$'000 千港元 (restated) (重新列賬)
Turnover	營業額	7	**5,502,543**	4,643,712
Cost of sales	銷售成本		**(5,075,383)**	(4,370,170)
Gross profit	毛利		**427,160**	273,542
Other income	其他收入	9	**80,865**	171,396
Administrative expenses	行政費用		**(291,246)**	(238,936)
Distribution costs	分銷成本		**(44,622)**	(18,471)
Other expenses	其他費用	10	**(14,916)**	(69,068)
Finance costs	融資成本	11	**(53,252)**	(23,597)
Gain on disposal of interest in an associate	出售聯營公司權益之收益		**3,459**	5,067
Discount on acquisition of business	收購業務之負商譽	46(a)	**-**	3,755
Gain from fair value adjustments in respect of investment properties	投資物業公平價值之調整收益	18	**669,460**	–
Share of results of associates	攤佔聯營公司業績		**56,330**	223,549
Share of results of jointly controlled entities	攤佔共同控制機構業績		**59**	(642)
Profit before taxation	除稅前溢利	13	**833,297**	326,595
Taxation (charge) credit	稅收(支出)抵免	14	**(315,186)**	50,552
Profit for the year	年度溢利		**518,111**	377,147
Attributable to:	以下人士應佔：			
Equity holders of the Company	本公司股權持有人		**359,982**	345,665
Minority interests	少數股東權益		**158,129**	31,482
			518,111	377,147
Distribution	分派	15	**45,053**	369,668
			HK$ 港元	HK$ 港元
Earnings per share	每股盈利	16		
Basic	基本		**0.240**	0.236
Diluted	攤薄		**0.238**	0.233

CONSOLIDATED BALANCE SHEET
綜合資產負債表

At 31 March 2008
於2008年3月31日

		NOTES 附註	2008 HK$'000 千港元	2007 HK$'000 千港元
NON-CURRENT ASSETS	非流動資產			
Property, plant and equipment	物業、機械及設備	17	**718,611**	528,203
Investment properties	投資物業	18	**1,230,351**	–
Project under development	發展中項目	19	**3,281,039**	2,411,680
Properties under development	發展中物業	20	**172,031**	44,458
Prepaid lease payments	預付租賃款項	21	**78,770**	67,968
Goodwill	商譽	22	**63,969**	61,646
Other intangible assets	其他無形資產	23	**61,402**	55,775
Interests in associates	聯營公司權益	24	**744,213**	710,234
Interests in jointly controlled entities	共同控制機構權益	25	**1,987**	1,928
Available-for-sale investments	可供出售投資	26	**1,081**	1,312
Loans receivable – due after one year	一年後到期之應收貸款	27	**32,222**	30,956
Deferred consideration receivable	應收遞延代價	30	**2,863**	6,597
			6,388,539	3,920,757
CURRENT ASSETS	流動資產			
Properties under development	發展中物業	20	**173,626**	82,732
Prepaid lease payments	預付租賃款項	21	**2,343**	1,766
Inventories	存貨		**20,171**	23,425
Loans receivable – due within one year	一年內到期之應收貸款	27	**18,000**	181,508
Amounts due from related companies	應收關連公司款項	28	**296,753**	150,099
Amounts due from associates	應收聯營公司款項	29	**59,777**	187,314
Amounts due from customers for contract works	應收客戶合約工程款項	31	**201,589**	223,637
Debtors, deposits and prepayments	應收賬款、訂金及預付款項	32	**2,421,568**	1,910,690
Conversion option embedded in loan receivable	應收貸款附帶之換股權	33	**94**	1,427
Investments held for trading	持作買賣投資	34	**61,255**	155,783
Available-for-sale investments	可供出售投資	26	**56,635**	–
Derivative financial instruments	衍生金融工具	35	**22,174**	–
Taxation recoverable	可退回稅款		**3,261**	2,942
Pledged bank deposits	已抵押銀行存款	36	**34,269**	42,601
Short term bank deposits	短期銀行存款	36	**438,878**	441,769
Bank balances and cash	銀行結存及現金	36	**162,541**	294,997
			3,972,934	3,700,690

		NOTES 附註	**2008 HK$'000 千港元**	2007 HK$'000 千港元
CURRENT LIABILITIES	**流動負債**			
Amounts due to customers for contract works	應付客戶合約工程款項	31	**804,442**	1,038,548
Creditors and accrued expenses	應付賬款及應計開支	37	**1,903,832**	1,157,990
Amounts due to associates	應付聯營公司款項	38	**50,291**	17,429
Amounts due to minority shareholders	應付少數股東款項	39	**1,041**	4,071
Amounts due to related companies	應付關連公司款項	40	**133,051**	–
Taxation payable	應付稅項		**103,987**	61,286
Bank and other borrowings – due within one year	一年內到期之銀行及其他借款	41	**839,410**	597,386
			3,836,054	2,876,710
NET CURRENT ASSETS	**流動資產淨值**		**136,880**	823,980
TOTAL ASSETS LESS CURRENT LIABILITIES	**總資產減流動負債**		**6,525,419**	4,744,737
NON-CURRENT LIABILITIES	**非流動負債**			
Bank and other borrowings – due after one year	一年後到期之銀行及其他借款	41	**966,198**	426,751
Convertible notes payable	應付可換股票據	42	**120,551**	–
Deferred consideration payable	應付遞延代價	46(a)	**–**	121,213
Deferred tax liabilities	遞延稅項負債	43	**1,329,360**	947,924
			2,416,109	1,495,888
			4,109,310	3,248,849
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	44	**150,709**	149,171
Reserves	儲備		**3,226,376**	2,622,681
Equity attributable to equity holders of the Company	本公司之股權持有人應佔權益		**3,377,085**	2,771,852
Share-based payment reserve of a subsidiary	附屬公司之以股份支付款項儲備		**5,280**	981
Minority interests	少數股東權益		**726,945**	476,016
TOTAL EQUITY	**總權益**		**4,109,310**	3,248,849

The consolidated financial statements on pages 111 to 235 were approved and authorised for issue by the Board of Directors on 18 July 2008 and are signed on its behalf by:

載於第111至235頁之財務報表已於2008年7月18日獲董事局核准及授權刊發，並由下列董事代表董事局簽署：

Joseph Chow 周明權 *OBE, JP*
Chairman 主席

Tom Lau 劉高原
Managing Director 總裁

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

For the year ended 31 March 2008
截至2008年3月31日止年度

		Attributable to the equity holders of the Company 本公司之股權持有人應佔													
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兑儲備 HK$'000 千港元	Convertible notes reserve 可換股票據儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Retained profits 保留溢利 HK$'000 千港元	Sub-total 小計 HK$'000 千港元	Share-based payment reserve of a subsidiary 附屬公司之以股份支付款項儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2006	於2006年4月1日	137,880	169,129	124,695	(201,291)	(352)	5,733	5,143	-	4,940	2,324,755	2,570,632	137	439,168	3,009,937
Exchange difference arising from translation of foreign operations	因換算海外業務而產生之匯兑差額	-	-	-	-	-	-	54,168	-	-	-	54,168	-	27,800	81,968
Decrease in fair value of available-for-sale investments	可供出售投資之公平價值減少	-	-	-	-	(238)	-	-	-	-	-	(238)	-	(103)	(341)
Share of translation reserve of associates	應佔聯營公司匯兑儲備	-	-	-	-	-	-	15,167	-	-	-	15,167	-	-	15,167
Share of other reserve of associates	應佔聯營公司其他儲備	-	-	-	-	-	2,019	-	-	-	-	2,019	-	-	2,019
Net (expense) income recognised directly in equity	直接於權益確認之(開支)收入淨額	-	-	-	-	(238)	2,019	69,335	-	-	-	71,116	-	27,697	98,813
Profit for the year	年度溢利	-	-	-	-	-	-	-	-	-	345,665	345,665	-	31,482	377,147
Release upon disposal of interest in associates	出售聯營公司權益時撥出	-	-	-	-	-	(2,991)	(218)	-	-	-	(3,209)	-	-	(3,209)
Total recognised (expense) income for the year	年度已確認(開支)收入總額	-	-	-	-	(238)	(972)	69,117	-	-	345,665	413,572	-	59,179	472,751
Transfer of reserve of an associate	轉撥聯營公司儲備	-	-	-	-	-	33	-	-	-	(33)	-	-	-	-
Shares repurchased and cancelled	購回及註銷股份	(200)	(4,181)	-	-	-	-	-	-	-	-	(4,381)	-	-	(4,381)
Recognition of equity-settled share-based payment expense	確認以股份支付款項之費用	-	-	-	-	-	-	-	-	22,181	-	22,181	1,088	-	23,269
Issue of shares under share option scheme	根據購股權計劃發行股份	3,657	59,597	-	-	-	-	-	-	(5,096)	-	58,158	-	-	58,158
Release upon lapse of vested share options	於已歸屬購股權失效時撥出	-	-	-	-	-	-	-	-	(63)	63	-	-	-	-
Issue of shares under share option scheme by a subsidiary	附屬公司根據購股權計劃發行股份	-	-	-	-	-	-	-	-	-	-	-	(244)	1,744	1,500
Issue of shares under scrip dividend schemes	根據以股代息計劃發行股份	984	(984)	-	-	-	-	-	-	-	-	-	-	-	-
Issue of shares upon acquisition of additional interests in subsidiaries	於收購附屬公司額外權益時發行股份	6,850	192,701	-	-	-	-	-	-	-	-	199,551	-	-	199,551
Credit arising on scrip dividends	以股代息所產生之進賬	-	-	-	-	-	-	-	-	-	24,477	24,477	-	-	24,477
Share issue expenses	發行股份費用	-	(635)	-	-	-	-	-	-	-	-	(635)	-	-	(635)
Distribution	分派	-	-	-	-	-	-	-	-	-	(369,668)	(369,668)	-	-	(369,668)
Dividend distributed by a subsidiary	附屬公司分發之股息	-	-	-	-	-	-	-	-	-	-	-	-	(17,547)	(17,547)
Contribution from minority shareholders	少數股東出資	-	-	-	-	-	-	-	-	-	-	-	-	48,761	48,761
Scrip dividends distributed by a subsidiary	附屬公司派發之以股代息	-	-	-	-	-	-	-	-	-	-	-	-	5,472	5,472
Acquisition of additional interests in subsidiaries	增購附屬公司權益	-	-	-	(142,035)	-	-	-	-	-	-	(142,035)	-	(60,761)	(202,796)
At 31 March 2007	於2007年3月31日	149,171	415,627	124,695	(343,326)	(590)	4,794	74,260	-	21,962	2,325,259	2,771,852	981	476,016	3,248,849

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兌儲備 HK$'000 千港元	Convertible notes reserve 可換股票據儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Retained profits 保留溢利 HK$'000 千港元	Sub-total 小計 HK$'000 千港元	Share-based payment reserve of a subsidiary 附屬公司之以股份支付款項儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
		Attributable to the equity holders of the Company 本公司之股權持有人應佔													
At 31 March 2007	於2007年3月31日	149,171	415,627	124,695	(343,326)	(590)	4,794	74,260	-	21,962	2,325,259	2,771,852	981	476,016	3,248,849
Exchange difference arising from translation of foreign operations	因換算海外業務而產生之匯兌差額	-	-	-	-	-	-	159,028	-	-	-	159,028	-	39 992	199,020
Increase in fair value of available-for-sale investments	可供出售投資之公平價值增加	-	-	-	-	490	-	-	-	-	-	490	-	(141)	349
Share of translation reserve of associates	攤佔聯營公司匯兌儲備	-	-	-	-	-	-	61,730	-	-	-	61,730	-	-	61,730
Net income recognised directly in equity	直接於權益確認之收入淨額	-	-	-	-	490	-	220,758	-	-	-	221,248	-	39,851	261,099
Profit for the year	年度溢利	-	-	-	-	-	-	-	-	-	359,982	359,982	-	158,129	518,111
Recognition of impairment of an available-for-sale investment	確認可供出售投資之減值	-	-	-	-	809	-	-	-	-	-	809	-	-	809
Release upon disposal of interest in an associate	出售聯營公司權益時轉出	-	-	-	-	-	-	644	-	-	-	644	-	379	1,023
Release upon disposal of an investment held for trading	出售持作買賣投資時轉出	-	-	-	-	-	(2,743)	(200)	-	-	-	(2,943)	-	-	(2,943)
Total recognised income (expense) for the year	年度已確認收入(開支)總額	-	-	-	-	1,299	(2,743)	221,202	-	-	359,982	579,740	-	198,359	778,099
Transfer of reserve of an associate	轉撥聯營公司儲備	-	-	-	-	-	40	-	-	-	(40)	-	-	-	-
Share of other reserve of associates	攤佔聯營公司之其他儲備	-	-	-	-	-	8,547	-	-	-	-	8,547	-	-	8,547
Shares repurchased and cancelled	購回及註銷股份	(183)	(5,954)	-	-	-	-	-	-	-	-	(6,137)	-	-	(6,137)
Recognition of equity-settled share-based payment expense	確認以股份支付款項之費用	-	-	-	-	-	-	-	-	15,478	-	15,478	4,697	-	20,175
Issue of shares under share option scheme	根據購股權計劃發行股份	1,062	30,088	-	-	-	-	-	-	(5,095)	-	26,055	-	-	26,055
Release upon lapse of vested share options	於已歸屬購股權失效時轉出	-	-	-	-	-	-	-	-	(4,085)	4,085	-	-	-	-
Issue of shares under share option scheme by a subsidiary	附屬公司根據購股權計劃發行股份	-	-	-	-	-	-	-	-	-	-	-	(398)	3,234	2,836
Issue of shares under scrip dividend schemes	根據以股代息計劃發行股份	659	(659)	-	-	-	-	-	-	-	-	-	-	-	-
Credit arising on scrip dividends	以股代息所產生之進賬	-	-	-	-	-	-	-	-	-	18,509	18,509	-	-	18,509
Share issue expenses	發行股份費用	-	(388)	-	-	-	-	-	-	-	-	(388)	-	-	(388)
Distribution	分派	-	-	-	-	-	-	-	-	-	(45,053)	(45,053)	-	-	(45,053)
Dividend distributed by a subsidiary	附屬公司分發之股息	-	-	-	-	-	-	-	-	-	-	-	-	(22,119)	(22,119)
Recognition of equity component of convertible notes	確認可換股票據之權益部份	-	-	-	-	-	-	-	8,482	-	-	8,482	-	-	8,482
Contribution from minority shareholders	少數股東出資	-	-	-	-	-	-	-	-	-	-	-	-	65,722	65,722
Scrip dividends distributed by a subsidiary	附屬公司派發之以股代息	-	-	-	-	-	-	-	-	-	-	-	-	5,733	5,733
At 31 March 2008	於2008年3月31日	150,709	438,714	124,695	(343,326)	709	10,638	295,462	8,482	28,260	2,662,742	3,377,085	5,280	726,945	4,109,310

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

The capital reserve represents the difference between the fair value and the carrying amount in the underlying assets and liabilities that attributable to the additional interests in subsidiaries acquired by the Group.

The other reserve represents the share of statutory reserve of the associate of the Group in the People's Republic of China and the share of contribution from associate's shareholders.

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

資本儲備指本集團所收購附屬公司之額外權益攤佔之相關資產及負債之公平價值。

其他儲備指本集團位於中華人民共和國之聯營公司攤佔之法定儲備，與攤佔聯營公司股東之出資。

		2008 HK$'000 千港元	2007 HK$'000 千港元 (restated) (重新列賬)
OPERATING ACTIVITIES	經營業務		
Profit before taxation	除税前溢利	**833,297**	326,595
Adjustments for:	就下列項目進行調整:		
Finance costs	融資成本	**53,252**	23,597
Loss on disposal of property, plant and equipment	出售物業、機械及設備之虧損	**118**	977
Release of reserves upon disposal of investment held for trading	出售持作買賣投資時轉出儲備	**(2,943)**	–
Gain on disposal of interest in an associate	出售聯營公司權益所致收益	**(3,459)**	(5,067)
Share of results of associates	攤佔聯營公司業績	**(56,330)**	(223,549)
Share of results of jointly controlled entities	攤佔共同控制機構業績	**(59)**	642
Release of prepaid lease payments	調撥預付租賃款項	**1,958**	1,031
Amortisation of intangible assets	無形資產攤銷	**1,334**	490
Depreciation of property, plant and equipment	物業、機械及設備之折舊	**65,348**	21,779
Decrease (increase) in fair value of investments held for trading	持作買賣投資之公平價值減少(增加)	**9,508**	(39,472)
Decrease in fair value of conversion option embedded in loan receivable	應收貸款附帶之換股權之公平價值減少	**1,333**	1,650
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	**(11,086)**	–
Gain from fair value adjustments in respect of investment properties	因調整投資物業公平價值之收益	**(669,460)**	–
Share-based payment expense	以股份支付款項之費用	**19,867**	23,083
Interest income	利息收入	**(46,577)**	(42,444)
Impairment loss on receivables	應收款項之減值虧損	**2,686**	18,628
Impairment loss on an available-for-sale investment	可供出售投資之減值虧損	**1,389**	–
Reversal of impairment loss on receivables	應收款項減值虧損撥回	**–**	(30,324)
Discount on acquisition of business	收購業務之負商譽	**–**	(3,755)
Operating cash flows before movements in working capital	未計營運資金變動前之經營業務現金流量	**200,176**	23,861

		2008 HK$'000 千港元	2007 HK$'000 千港元 (restated) (重新列賬)
Operating cash flows before movements in working capital	未計營運資金變動前之經營業務現金流量	**200,176**	23,861
(Increase) decrease in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation	應收(付)客戶合約工程款項(增加)減少(扣除應計利息開支及折舊)	**(209,435)**	553,472
Decrease in properties held for sale	持作出售物業減少	**–**	78,245
Increase in properties under development	發展中物業增加	**(85,806)**	(82,732)
Decrease (increase) in loans receivable	應收貸款減少(增加)	**148,395**	(72,759)
Decrease (increase) in inventories	存貨減少(增加)	**3,254**	(23,425)
Increase in debtors, deposits and prepayments	應收賬款、訂金及預付款項增加	**(382,297)**	(511,224)
(Increase) decrease in amounts due from related companies	應收關連公司款項(增加)減少	**(134,931)**	115,017
Decrease in amounts due from associates	應收聯營公司款項減少	**127,845**	167,848
Decrease in investments held for trading	持作買賣投資減少	**85,020**	88,633
Increase in creditors and accrued expenses	應付賬款及應計開支增加	**471,226**	237,139
Increase in amounts due to associates	應付聯營公司款項增加	**32,862**	13,751
Increase in amounts due to related companies	應付關連公司款項增加	**13,051**	–
Cash generated from operations	來自經營業務之現金	**269,360**	587,826
Hong Kong Profits Tax paid	已付香港利得稅	**(593)**	(3,296)
Hong Kong Profits Tax refunded	香港利得稅退款	**21**	–
Overseas tax paid	已付海外稅項	**(5,822)**	(892)
NET CASH FROM OPERATING ACTIVITIES	**來自經營業務之現金淨額**	**262,966**	583,638

		NOTES 附註	**2008** **HK$'000** 千港元	2007 HK$'000 千港元 (restated) (重新列賬)
INVESTING ACTIVITIES	**投資業務**			
Increase in project under development	發展中項目增加		**(912,607)**	(290,888)
Payment of deferred consideration payable	支付應付遞延代價		**(111,111)**	–
Increase in properties under development	發展中物業增加		**(86,966)**	(43,264)
Additions to available-for-sale investments	可供出售投資增加		**(56,635)**	–
Acquisition of assets through acquisition of subsidiaries	透過收購附屬公司收購資產	47	**(46,119)**	–
Additions to property, plant and equipment	物業、機械及設備增加		**(44,838)**	(50,077)
Additions to derivative financial instruments	衍生金融工具增加		**(11,088)**	–
Additions to prepaid lease payments	預付租賃款項增加		**(8,869)**	(383)
Additions to other intangible assets	其他無形資產增加		**(2,366)**	–
Acquisition of subsidiaries	收購附屬公司	46	**(1,792)**	(369,262)
Dividend received from associates	已收聯營公司股息		**88,250**	4,790
Interest received	已收利息		**45,045**	42,070
Proceeds from disposal of interest in an associate	出售聯營公司權益所得款項		**8,860**	26,055
Decrease in pledged bank deposits	已抵押銀行存款減少		**8,332**	76,021
Proceeds from disposal of property, plant and equipment	出售物業、機械及設備所得款項		**660**	1,973
Acquisition of interests in associates	收購聯營公司權益		**–**	(278,520)
Acquisition of additional interests in subsidiaries	增購附屬公司權益		**–**	(7,800)
Repayment of deferred consideration receivable	收回應收遞延代價		**–**	4,000
Proceeds from disposal of other intangible assets	出售其他無形資產所得款項		**–**	115
NET CASH USED IN INVESTING ACTIVITIES	**用於投資業務之現金淨額**		**(1,131,244)**	(885,170)

		2008 HK$'000 千港元	2007 HK$'000 千港元 (restated) (重新列賬)
FINANCING ACTIVITIES	融資活動		
New bank and other borrowings raised	新籌措銀行及其他借款	**1,583,135**	1,198,106
Loan from a related company	來自關連公司之貸款	**70,000**	–
Contribution from minority shareholders	來自少數股東出資	**65,722**	50,261
Proceeds from issue of shares	發行股份所得款項	**26,055**	58,158
Proceeds from issue of shares of a subsidiary	附屬公司發行股份所得款項	**2,836**	–
Repayment of bank and other borrowings	償還銀行及其他借款	**(837,236)**	(850,715)
Interest paid	已付利息	**(109,130)**	(39,808)
Dividends paid to equity holders of the Company	已付本公司股東之股息	**(26,544)**	(19,531)
Dividends paid to minority shareholders of subsidiaries	已付附屬公司少數股東之股息	**(16,386)**	(12,075)
Share repurchase	股份回購	**(6,137)**	(4,381)
Repayment of amounts due to minority shareholders	償還應付少數股東款項	**(3,030)**	(3,597)
Share issue expenses	發行股份開支	**(388)**	(635)
Loan repaid to a minority shareholder	償還少數股東之貸款	**–**	(31,821)
NET CASH FROM FINANCING ACTIVITIES	來自融資活動之現金淨額	**748,897**	343,962
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	現金及與現金等值項目(減少)增加淨額	**(119,381)**	42,430
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	外幣匯率轉變影響	**4,466**	7,866
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	現金及與現金等值項目承前	**716,334**	666,038
CASH AND CASH EQUIVALENTS CARRIED FORWARD	現金及與現金等值項目結轉	**601,419**	716,334
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	現金及與現金等值項目結餘分析		
Short term bank deposits	短期銀行存款	**438,878**	441,769
Bank balances and cash	銀行結存及現金	**162,541**	294,997
Bank overdrafts	銀行透支	**–**	(20,432)
		601,419	716,334

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The addresses of the registered office and its principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 56.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning on 1 April 2007.

Hong Kong Accounting Standard ("HKAS") 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
Hong Kong (IFRIC) – Interpretation ("HK(IFRIC) – Int") 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirement of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

1. 概述

本公司在百慕達註冊成立為受豁免有限公司，其證券在香港聯合交易所有限公司(「香港聯交所」)上市。本公司之註冊辦事處以及其主要營業地點已於本年報「公司資料」一節作出披露。

綜合財務報表以港元呈列，港元亦為本公司之功能貨幣。

本公司為一間投資控股公司。其主要附屬公司、聯營公司及共同控制機構之業務詳情載列於附註56。

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)

於本年度，本集團首次應用由香港會計師公會頒佈並對本集團於2007年4月1日開始之財政年度生效之若干新準則、修訂及詮釋(「新訂香港財務報告準則」)。

香港會計準則第1號(經修訂)	資本披露
香港財務報告準則第7號	金融工具：披露
香港(國際詮釋委員會) – 詮釋第8號	香港財務報告準則第2號之範疇
香港(國際詮釋委員會) – 詮釋第9號	重新評估附帶衍生工具
香港(國際詮釋委員會) – 詮釋第10號	中期財務報告及減值
香港(國際詮釋委員會) – 詮釋第11號	香港財務報告準則第2號 – 集團及庫存股份交易

本集團已追溯應用香港會計準則第1號(經修訂)及香港財務報告準則第7號之披露規定。若干於以往年度按香港會計準則第32號之規定呈列之資料已予刪除，而按香港會計準則第1號(經修訂)及香港財務報告準則第7號之規定編製之相關比較資料已於本年度首次呈列。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") - continued

Other than as disclosed above, the adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 12	Service Concession Arrangements[3]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 July 2009
[3] Effective for annual periods beginning on or after 1 January 2008
[4] Effective for annual periods beginning on or after 1 July 2008

The adoption of HKFRS 3 (Revised) "Business Combinations" may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) "Consolidated and Separate Financial Statements" will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The application of these revised standards may affect the Group's results and financial position.

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)－續

除上文披露者外，採納該等新訂香港財務報告準則對本期間或過往會計期間業績及財務狀況之編製及呈列方式並無重大影響。因此，並無作出過往期間調整。

本集團並無提早採納下列已頒佈但未生效之新訂及經修改準則、修訂或詮釋。

香港會計準則第1號(經修改)	財務報表之呈列[1]
香港會計準則第23號(經修改)	借貸成本[1]
香港會計準則第27號(經修改)	綜合及個別財務報表[2]
香港會計準則第32號及1號(經修訂)	可沽售財務工具及清盤產生之責任[1]
香港財務報告準則第2號(經修訂)	歸屬條件及註銷[1]
香港財務報告準則第3號(經修改)	業務合併[2]
香港財務報告準則第8號	經營分部[1]
香港(國際詮釋委員會)－詮釋第12號	服務特許安排[3]
香港(國際詮釋委員會)－詮釋第13號	客戶忠誠計劃[4]
香港(國際詮釋委員會)－詮釋第14號	香港會計準則第19號－界定福利資產之限制、最低資金需求及兩者之互動關係[3]

[1] 由2009年1月1日或以後開始之全年期間有效
[2] 由2009年7月1日或以後開始之全年期間有效
[3] 由2008年1月1日或以後開始之全年期間有效
[4] 由2008年7月1日或以後開始之全年期間有效

採納香港財務報告準則第3號(經修改)「業務合併」或會影響到收購日期為2009年7月1日或以後開始之首個全年報告期間或以後之業務合併之會計處理法。香港會計準則第27號(經修改)「綜合及個別財務報表」將影響到母公司於某附屬公司之所有權權益出現變動(惟不導致控制權喪失)時之會計處理，將須按權益交易之方式列賬。應用該等經修改準則，或會影響到本集團的業績及財政狀況。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") - continued

Other than as disclosed above, the directors of the Company anticipate that the application of the other new or revised standards, amendments and interpretations will have no material impact on the results and the financial position of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments and investment properties which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange ("Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」) – 續

除上文披露者外，本公司董事預期應用其他新訂或經修改準則、修訂及詮釋不會對本集團的業績及財政狀況構成重大影響。

3. 主要會計政策

除若干金融工具及投資物業乃按下文所述之會計政策按公平價值估量外，綜合財務報表乃根據歷史成本法編製。

綜合財務報表乃根據香港會計師公會頒布之香港財務報告準則編製。另外，綜合財務報表內已包括香港聯交所證券上市規則(「上市規則」)及香港公司條例所規定之適用披露。

綜合基準

綜合財務報表包括本公司及本公司所控制之附屬公司(附屬公司)之財務報表。倘本公司有能力監管一實體之財務及營運政策，以從其活動中獲益，即獲得該實體之控制權。

年內收購或出售附屬公司之業績乃由實際收購日期起或至實際出售日期止(視情況而定)計入綜合收益表中。

有需要時，附屬公司之財務報表將予以調整，以將其會計政策與本集團其他成員公司一致。

所有集團內公司間之主要交易及結餘在綜合財務報表時均予以對銷。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Basis of consolidation - continued

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

3. 主要會計政策 - 續

綜合基準 - 續

於綜合附屬公司資產淨值之少數股東權益與本集團於其之權益分別呈列。於資產淨值之少數股東權益包括於原有業務合併日期之該等權益金額，以及自合併日期以來之少數股東所佔之權益變動。少數股東適用之虧損超出於附屬公司權益之少數股東權益之金額乃分配至本集團之權益，惟須以少數股東有約束力之責任並可作出額外投資以填補虧損之情況為限。

業務合併

收購業務按收購會計法入賬。收購成本乃按交換日期所給予資產、所產生或承擔之負債及本集團為交換被收購公司之控制權而發行之權益工具及之公平價值，加業務合併直接應佔之成本計算。被收購方之可予識別資產、負債及或然負債如符合香港財務報告準則第3號「業務合併」之確認條件，須於收購日期按其公平價值計算。

收購時產生之商譽乃確認為資產，初始按成本計量，即業務合併成本超過本集團於已確認可識別資產、負債及或然負債之公平價值淨額之溢價。於重新評估後，倘本集團於被收購公司之已可識別資產、負債及或然負債之淨公平價值所佔權益高於業務合併之成本，則該高出數額即時於損益賬內確認。

少數股東於被收購方之權益，初步按已確認資產、負債及或然負債之淨公平價值的少數股東比例計算。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Acquisition of additional interests in subsidiaries

On acquisition of additional interest in a subsidiary, the difference between the fair values and the carrying values of the underlying assets and liabilities attributable to the additional interest in a subsidiary acquired is charged to capital reserve. Goodwill or discount arising on the purchase of the additional interest is calculated as the difference between the additional cost of the interest acquired and the increase in the Group's interest, based on the fair value of all identifiable assets and liabilities of the subsidiary.

Goodwill

Goodwill arising on acquisitions of a business or an associate represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business or associate at the date of acquisition. Such goodwill is carried at cost less any identified impairment loss.

For the purposes of impairment testing, goodwill arising from an acquisition of business is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

3. 主要會計政策 – 續

增購附屬公司權益

增購附屬公司權益時，所增購附屬公司權益所佔之相關資產及負債之公平價值及賬面值之間差額乃於資本儲備支銷。增購權益所產生之商譽或負商譽乃基於該附屬公司一切可識別資產及負債之公平價值，按增購權益成本及本集團所增加權益之差額計算。

商譽

收購業務或聯營公司而產生之商譽，指收購成本超逾本集團於收購當日應佔相關附屬公司或聯營公司之可識別資產、負債及或然負債之公平價值權益之差額。該商譽乃按成本減任何已識別減值虧損列賬。

就減值測試而言，收購業務所產生之商譽乃被分配到各預期可從收購之協同效應中受惠之有關創現單位或創現單位組別。並對已獲撥入商譽之創現單位每年或有跡象顯示該單位有可能出現減值時進行減值測試。就其於一財政年度收購產生之商譽而言，已獲撥入商譽之創現單位於該財政年度結束前進行減值測試。當創現單位之可收回金額低於該單位之賬面值，則減值虧損首先被分配至削減任何商譽之賬面值，其後以每單位內每一資產為基準按比例分配至該單位之其他資產。商譽之任何減值虧損直接於綜合收益表確認。商譽之任何減值虧損於其後期間不予撥回。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill – continued

Capitalised goodwill arising on acquisition of a business is presented separately in the consolidated balance sheet. Capitalised goodwill arising on acquisition of an associate which is accounted for using the equity method is included in the cost of the investment of the associate and is assessed for impairment as part of the investment.

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Discount on acquisition

A discount on acquisition arising on an acquisition of a business/additional interest in a subsidiary represents the excess of the Group's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the acquisition. Discount on acquisition is recognised immediately in profit or loss.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

3. 主要會計政策 – 續

商譽 – 續

收購業務產生之資本化商譽另行於綜合資產負債表列賬。收購聯營公司產生之資本化商譽(以權益法列賬)列入聯營公司之投資成本,並評估投資減值。

其後出售相關創現單位,已資本化之商譽之應佔金額乃計入釐定出售之損益。

收購之負商譽

收購業務/增購附屬公司權益產生之收購負商譽,指被收購公司之可識別資產、負債及或然負債之公平價值淨值超出業務合併成本之部分。收購之負商譽即時於損益賬內確認。

物業、機械及設備

物業、機械及設備按成本減累計折舊及累計減值虧損列賬。

物業、機械及設備在計及估計剩餘價值後,按其估計可使用年期以直線法折舊以撇銷其成本。

物業、機械及設備於出售或預期繼續使用該資產時並無未來經濟利益時終止確認。因終止確認資產而產生的損益(按該項目之出售所得款項淨額與其賬面值之差額計算)於終止確認該項目當年之綜合收益表內確認。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenses. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model.

Gain arising from change in the fair value of investment property is included in profit or loss for the year in which they arise.

The investment properties are derecognised upon disposal or when the investment properties are permanently withdrawn from use or no future economic benefits are expected from their disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Properties under development under current asset

Properties under development under current asset which are held for future sale are stated at the lower of cost and net realisable value. Cost includes the cost of land use rights, development expenditure, borrowing costs capitalised and other direct attributable expenses.

Project under development/properties under development under non-current asset

Properties under development for purpose not yet determined and project under development are carried in the consolidated financial statements at cost less any identified impairment loss. Cost of properties/project under development includes, where appropriate, borrowing cost capitalised. No depreciation has been provided for properties/project under development.

Prepaid lease payments/sea use right

The up-front payments to acquire leasehold interest in land or sea are accounted for as operating leases and are stated at cost and released over the lease term on a straight line basis.

3. 主要會計政策－續

投資物業

於初次確認時，投資物業乃按成本(包括任何直接應佔費用)計量。於初次確認後，投資物業採用公平價值模式計量。

因投資物業之公平價值變動而產生之盈利計入有關盈虧產生年度之損益。

投資物業於出售時或當投資物業永久失去其使用時或預計出售時不再有將來經濟效益時終止確認。資產終止確認所產生之任何收益或虧損(按淨出售收益與資產賬面值之差額計算)於終止確認之年度計入綜合收益表內。

列為流動資產之發展中物業

持作未來出售並列為流動資產之發展中物業乃按成本及可變現淨值兩者中較低者列賬。成本包括土地使用權、開發支出、資本化借貸成本及其他直接應佔開支。

列為非流動資產之發展中項目／發展中物業

尚未釐定用途之發展中物業及發展中項目按成本減已識別減值虧損於綜合財務報表列賬。發展中物業／發展中項目之成本包括(如適用)撥充資本之利息。概不就發展中物業／發展中項目計提折舊。

預付租賃款項／海域使用權

用作收購土地或海域之租賃權益之預付款項乃列作經營租約，並以成本入賬及按直線法於租賃期攤銷。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Interests in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Interests in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

3. 主要會計政策 – 續

聯營公司權益

聯營公司乃投資者具有重大影響力，惟既非附屬公司亦非合營企業之實體。

聯營公司之業績及資產及負債均採用權益會計法計入綜合財務報表。根據權益法，於聯營公司之投資乃按成本值於綜合資產負債表列賬，並就本集團應佔聯營公司損益及權益變動（扣除任何已識別之減值虧損）之收購後變動作出調整。如本集團之應佔聯營公司虧損相等於或超過其於聯營公司之權益（包括實質上構成本集團於聯營公司淨投資之任何長期權益），則本集團終止確認其應佔之進一步虧損。如本集團已產生法定或推定責任或代表聯營公司支付款項，則就額外應佔虧損作出撥備及確認負債。

經重估後，本集團攤佔收購當日之已識別資產、負債及或然負債之公平價值超出收購成本之金額乃隨即於損益賬中確認。

倘集團實體與本集團之聯營公司進行交易，則損益將以本集團於相關聯營公司之權益為限進行對銷，惟倘未變現虧損證明所轉讓資產出現減值時，則須全額確認虧損。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其合資方於該等機構之經濟活動擁有共同控制權。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Interests in jointly controlled entities – continued

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interest that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of other intangible assets below).

3. 主要會計政策 – 續

共同控制機構權益 – 續

共同控制機構之業績、資產及負債乃以權益會計法列入綜合財務報表。根據權益法，於共同控制機構之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該共同控制機構的損益及權益變動的收購後變動作出調整，以及減去任何已識別的減值虧損。當本集團分佔某共同控制機構的虧損相等於或超出其於該共同控制機構的權益(其包括任何長期權益，而該長期權益實質上構成本集團於該共同控制機構之投資淨額的一部份)，則本集團不再繼續確認其分佔之進一步虧損。額外分佔的虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該共同控制機構作出付款者為限被確認。

倘有集團實體與本集團的共同控制機構進行交易，未變現損益根據本集團於該有關共同控制機構的權益予以撇銷，惟倘未變現虧損證明所轉讓資產出現減值時，則須全額確認虧損。

業務合併收購之無形資產

業務合併收購之無形資產於符合無形資產之釋義，而其公平價值能可靠地計算時獨立於商譽識別及確認。該等無形資產之成本乃其於收購日期之公平價值。

初步確認後，有限使用年限之無形資產按成本減累計攤銷及任何累計減值虧損列賬。使用年期有限之無形資產會於估計使用年限內按直線法作攤銷撥備。相反，無定限使用年期之無形資產按成本減任何其後累計減值虧損列賬(請參閱下文有關其他無形資產之會計政策)。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Other intangible assets

On initial recognition, other intangible assets acquired separately other than from business combinations are recognised at cost. After initial recognition, other intangible assets with indefinite useful lives are carried at cost less any identified impairment loss. Other intangible assets with finite useful lives are amortised on a straight-line basis over its useful lives, and carried at cost less accumulated amortisation and accumulated impairment loss.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Other intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of such intangible assets is estimated to be less than its carrying amount, the carrying amount of the other intangible assets is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of such intangible assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for that other intangible assets in prior years. A reversal of an impairment loss is recognised as income immediately.

3. 主要會計政策 – 續

其他無形資產

於初始確認時，自業務合併以外途徑獨立購得之無形資產乃按成本確認。於初始確認後，其他具無定限使用年期之無形資產乃按成本減任何已識別減值虧損入賬。其他具有限使用年期之無形資產乃於可使用年期內按直線法攤銷，並按成本減累計攤銷及累計減值虧損入賬。

因取消確認無形資產而產生之收益或虧損乃按出售所得款項淨額與有關資產之賬面值之差額估量，並於有關資產取消確認時在綜合收益表確認。

並無可用年期限期之無形資產每年進行減值測試，而不論是否出現任何減值跡象，方法為將其賬面值與可收回金額作比較。倘資產可收回金額估計低於其賬面值，則資產賬面值下調至其可收回金額。減值虧損即時確認為開支。

倘減值虧損於隨後撥回，則資產賬面值將增至經修訂之估計可收回金額，惟因此而增加之賬面值不可超過假設往年並無就該資產確認減值虧損而原應釐定之賬面值。減值虧損撥回即時確認為收入。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. Variations in contract work and claims are included to the extent that they have been agreed with the customer.

When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Variation in contract work and claims are included to the extent that they have been agreed with the customer. Provision is made for foreseeable losses as soon as they are anticipated by management.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the excess is shown as amount due to a customer for contract work. Amounts received before the related work is performed are included in the consolidated balance sheet, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated balance sheet under debtors, deposits and prepayments.

Inventories

Inventories, including liquefied petroleum gas ("LPG") for sales and consumables, are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method. Net realisable value is based on estimated selling prices in the ordinary course of business less the estimated costs necessary to make the sale.

3. 主要會計政策 – 續

建築合約

倘建築合約之結果可確實地予以估計，則工程收入及工程費用的確認是參考合約於結算日之完成階段。合約工程之變動金額及索償額乃按客戶所協定者列賬。

倘建築合約之結果不可確實地予以估計，則合約成本於產生期間確認為開支。合約工程及申索之估值計至彼等於客戶協定之數額。倘管理層估計有可預見虧損，則會為此提撥準備。

當總合約成本可能超逾總合約收益，預計之虧損乃即時確認為開支。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。於相關工程完成之前所收取之金額乃作為負債計入資產負債表作為已收墊款。就已完成但客戶仍未付款之工程之賬單金額，乃計入資產負債表中之應收賬款、訂金及預付款項。

存貨

存貨(包括可供出售液化石油氣及消耗品)按成本及可變現淨值兩者之較低者列賬。成本按加權平均成本法計算。可變現淨值乃按日常業務過程中之估計銷售價減進行銷售時必須之估計成本為基準。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss ("FVTPL"), loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments.

3. 主要會計政策 – 續

金融工具

倘有集團實體訂立金融工具之合約，金融資產及金融負債即須於綜合資產負債表內確認。金融資產及負債初步按公平價值估量。收購或發行金融資產和金融負債(按公平價值誌入收益表之金融資產及金融負債除外)直接應佔之交易成本，應於初步確認時加入或從金融資產或金融負債(如適用)之公平價值扣除。收購按公平價值誌入損益賬之金融資產或金融負債之直接應佔交易成本，即時於損益賬確認。

金融資產

本集團之金融資產分為三類，包括「按公平價值誌入損益賬之金融資產」、「貸款及應收款項」，以及「可供出售之金融資產」。所有金融資產之日常買賣乃按交易日基準確認及終止確認。日常買賣指須於按市場規則或慣例所確立之時間內交付資產之金融資產買賣。

有效利息法

有效利息法乃計算金融資產之攤銷成本及按有關期間攤分利息收入之方法。有效利率乃將估計日後現金收入(包括所有支付或收取構成整體有效利率之費用及利率差價、交易成本及其他所有溢價或折價)按金融資產之預期使用年期，或較短期間(倘適用)有效貼現之利率。

就債務工具而言，收入按有效利息基準確認。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments – continued

Effective interest method – continued

Financial assets at fair value through profit or loss (FVTPL)

Financial assets at FVTPL comprise of financial assets held for trading.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future;
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

At each balance sheet date subsequent to initial recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss excludes any dividend or interest earned on the financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including bank deposits, bank balances and cash, loans receivable, deferred consideration receivable, debtors and amounts due from related companies/associates) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial asset below).

3. 主要會計政策 – 續

金融工具 – 續

有效利息法 – 續

按公平價值誌入損益賬之金融資產

按公平價值誌入損益賬之金融資產，均為「持作買賣之金融資產」。

金融資產在下列情況下被列為持作買賣：

- 其購買主要用於在不久將來出售；或
- 其乃可識別資產組合一部分，本集團一起管理，並於近期顯示短期獲利實際模式；或
- 其乃衍生工具，既無被指定為實際上亦非對沖工具。

於初始確認後之每個結算日，按公平價值誌入損益賬之金融資產以公平價值估量，其公平價值之變動於產生期間直接於損益賬內列賬。在損益確認的收益或虧損淨值不包括任何金融資產賺得的股息或利息。

貸款及應收款項

貸款及應收款項為於活躍市場並無報價而附帶固定或可釐定付款之非衍生金融資產。於首次確認後之各結算日，貸款及應收款項(包括銀行存款、銀行結存及現金、應收貸款、應收遞延代價、應收賬款、應收關連公司／聯營公司款項)採用有效利率法攤銷成本，並減任何已識別減值虧損列賬(見下文有關金融資產減值虧損之會計政策)。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Effective interest method - continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at FVTPL, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment loss on financial asset below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial asset below).

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

3. 主要會計政策 – 續

金融工具 – 續

有效利息法 – 續

可供出售金融資產

可供出售金融資產為非衍生項目，無論是否劃分為其他類別（載於上文）。於初始確認後之每個結算日，可供出售金融資產按公平價值計算。公平價值之變動於權益確認，直至該金融資產被出售或決定被減值，屆時過往於權益賬內確認之累計收入或虧損會自權益剔除，並於損益帳確認（見下文有關金融資產減值虧損之會計政策）。

就並無活躍市場之市價報價而其公平價值未能可靠計量之可供出售股本投資，以及與該等無報價權益工具掛鈎及以之作結算之衍生工具而言，彼等於首次確認後之各個結算日按成本值減任何已識別減值虧損計算（見下列有關金融資產減值虧損之會計政策）。

金融資產減值

金融資產（除按公平價值誌入損益賬之金融資產）於每個結算日被評估減值跡象。倘有客觀證據證明因金融資產初次確認後發生之一件或多件事項使金融資產之估計未來現金流量受影響，則金融資產被減值。

可供出售股本投資方面，該投資之公平價值長期明顯下降至低於其成本值時，即被視為減值之客觀證據。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

Impairment of financial assets – continued

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty;
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as debtors and loan receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

3. 主要會計政策 – 續

金融工具 – 續

金融資產減值 – 續

其他金融資產方面，減值之客觀證據包括：

- 發行人或交易對手出現沉重之財政困難；
- 欠繳或遲繳利息或本金額；或
- 借款人有可能面臨破產或財務重組。

就若干類別之金融資產（如應收賬款及應收貸款）而言，不會單獨作出減值之資產會於其後彙集一併評估減值。應收賬款組合出現減值之客觀證據包括本集團過往收款紀錄、組合內超過平均信貸期之延期付款數字上升，以及國家或地區經濟狀況出現明顯變動導致應收賬款未能償還。

就按攤銷成本計值之金融資產而言，當有客觀證據顯示資產減值時於損益內確認減值虧損，及按賬面值與估計未來現金流之現值（以原定有效利率折算）間之差異計量。

按成本值列賬之資產，其減值虧損額計算為資產面值及以類似金融資產現時市場回報率貼現後之估計未來現金流量的現值兩者之差。此減值虧損不可於以後期間撥回。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

Impairment of financial assets – continued

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of debtors, loans receivable, amounts due from related companies and amounts due from associates where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

3. 主要會計政策 – 續

金融工具 – 續

金融資產減值 – 續

金融資產之賬面值因其減值虧損而直接減少，惟應收賬款、應收貸款、應收關連公司款項及應收聯營公司款項之賬面值則透過使用撥備賬減少。所有撥備賬賬面值之變動於損益賬內確認。倘應收賬款被認為不可收回，則於撥備賬內撇銷。其後收回之已撇銷數額計入損益賬。

按攤銷成本計量的金融資產方面，倘減值虧損之數額於隨後期間減少，而此項減少可客觀地與確認減值虧損後之某一事件發生聯繫，則原先確認的減值虧損於損益中予以撥回，惟於撥回減值當日之資產賬面值不得超逾假設未確認減值時之攤銷成本。

可供出售股本投資之減值虧損不會於隨後期間撥回損益賬內。在減值虧損後之任何公平價值增加直接於權益內確認。

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具按所訂立之合約安排性質，以及金融負債及股本權益工具之定義而分類。

權益工具為帶有集團資產剩餘權益(經扣除其所有負債)之任何合約。就金融負債及股本權益採納之會計政策如下。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments – continued

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Interest expense is recognised on an effective interest basis.

Convertible notes payable

Convertible notes payable issued by the Company that contain both liability and equity components are classified separately into respective liability and equity components on initial recognition. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is classified as an equity instrument. On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate of similar non-convertible debts. The difference between the gross proceeds of the issue of the convertible notes payable and the fair value assigned to the liability component, representing the conversion option for the holder to convert the notes into equity, is included in convertible notes reserve.

In subsequent periods, the liability component of the convertible notes payable is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes reserve until the option is exercised in which case the balance stated in convertible notes reserve will be transferred to share premium. Where the option remains unexercised at the expiry date, the balance stated in convertible notes reserve will be released to the retained profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

3. 主要會計政策 – 續

金融工具 – 續

有效利息法

有效利息法乃計算金融負債之攤銷成本及按有關期間攤分利息開支之方法。有效利率乃將估計日後所付現金按金融資產之預期年限，或較短期間（倘適用）有效貼現之利率。利息支出按有效利息基準確認。

應付可換股票據

本公司發行之應付可換股票據包含負債及權益部分，並於初步確認時分開歸類於各自負債及權益部分。倘可換股期權將透過以固定金額之現金或其他金融資產換取固定數目之本公司股本工具而結算，則分類為股本工具。於初步確認時，負債部分之公平價值乃按同類非可換股債項之現行市場息率釐定。發行可換股票據所得款項總額與歸入負債部分之公平價值的差額（代表持有人將票據轉換為權益之兌換期權）計入可換股票據儲備。

其後期間應付可換股票據之負債部分採用有效利率法以攤銷成本入賬。權益部分（代表將負債部分轉換為本公司普通股之期權）將保留於可換股票據儲備內，直至期權被行使，屆時於可換股票據儲備呈列之餘額將轉撥至股份溢價。若該期權於到期日仍未行使，則於可換股票據權益儲備呈列之餘額將被用於撥入保留溢利。期權於兌換或失效時之損益概不會於收益表內確認。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Effective interest method - continued

Convertible notes payable - continued

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible notes payable using the effective interest method.

Other financial liabilities

Other financial liabilities including creditors, other payables, amounts due to related companies/associates/minority shareholders, deferred consideration payable, convertible notes payable and bank and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are deemed as financial assets/liabilities held for trading and are recognised in profit or loss as they arise.

Derivative embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with change in fair value recognised in profit or loss.

3. 主要會計政策 – 續

金融工具 – 續

有效利息法 – 續

應付可換股票據 – 續

與發行可換股票據有關之交易成本將按所得款項總額之分配比例分配至負債及權益部份。與權益部份有關之交易成本直接於權益中支銷。與負債部份有關之交易成本則列入負債部份之賬面值內，並於可換股票據有效期內以有效利息法予以攤銷。

其他金融負債

其他金融負債(包括應付賬款、其他應付款項、應付關連公司／聯營公司／少數股東款項、應付遞延代價、應付可換股票據以及銀行及其他貸款)均按有效利息法於其後以攤銷成本計算。

權益工具

本公司發行之權益工具乃按已收款項減直接發行成本記賬。

衍生金融工具

衍生金融工具初步按合約日期以公平價值入賬，並於其後之報告日期重新計算至公平價值。

不符合對沖會計法之衍生金融工具之公平價值變動均視作持作買賣金融資產／負債並於產生時在損益賬中確認。

倘衍生金融工具之風險及特徵與主合約並無關連，而主合約並非以公平價值入賬且未變現盈虧並非未錄入損益賬，列入其他金融工具或其他非金融工具之衍生金融工具則被當作獨立衍生金融工具。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Impairment losses (other than goodwill and intangible asset with indefinite lives)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. 主要會計政策 - 續

金融工具 - 續

終止確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將被終止確認。於終止確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之間差額，將於損益賬中確認。

至於金融負債，惟當其已告失效時(即當於有關合約所訂明責任獲解除、取消或屆滿時)才於本集團之資產負債表中終止確認。終止確認金融負債之賬面值與已付或應付代價之間差額於損益賬確認。

減值虧損(不包括商譽及無限定可使用年期之無形資產)

於每一結算日，本集團審閱其資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from a construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Property development management service income is recognised when services are provided.

Revenue from distribution of LPG is recognised when goods are delivered and title has passed.

Revenue from sale of completed properties is recognised upon the execution of a binding sales agreement.

Rental income under operating leases is recognised on a straight line basis over the term of the relevant lease.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

3. 主要會計政策 – 續

租約

倘租約條款將所有權絕大部份風險及收益轉讓予承租人，則租約被分類為融資租約。所有其他租約被分類為經營租約。

經營租約之租金收入於有關租約年期按直線基準在收入報表確認。

根據經營租約應付租金於有關租約年期按直線基準在損益賬扣除。訂立經營租約時已收及應收作為獎勵之利益，於租約年期按直線基準扣減租金開支。

收入確認

收入按已收取或應收取代價之公平價值估量確認，代表於日常業務過程中提供商品及服務之應收款項減折扣及與銷售有關之稅項。

來自建築合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

物業發展管理服務收入於提供服務時確認。

分銷液化石油氣之收入於送達貨品及所有權轉移時確認。

銷售竣工物業之收入於簽訂具約束力之銷售協議時確認。

經營租約租金收入按有關租約年期以直線法確認。

投資之股息收入於本集團收取股息之權利確立時確認。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

Service income from provision of consultancy services which also involve usage by the customer of the Group's infrastructure and logistics facilities is recognised at the time when the services are rendered. When the service contract involves a long period to deliver the services, the revenue is recognised by reference to the stage of completion of the contract service, as measured by the proportion that the project cost incurred by the customer up to date bear to the estimated total project costs.

The income from contract involving only the use by customer of the Group's infrastructure facilities is recognised on a straight-line basis over the period of the usage granted to the customer.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

3. 主要會計政策 – 續

收入確認 – 續

提供顧問服務時如涉及客戶使用本集團基建及物流設施，其服務收入於提供服務時確認。倘該服務合約涉及長期提供服務，則收益按合約服務之完成階段(按截至當日止客戶所產生之項目成本除以估計總項目成本計算)確認。

僅涉及客戶使用本集團基建設施之合約收入於授予客戶使用期間內以直接法確認。

金融資產的利息收入按時間比例基準，參照未償還本金金額及按有效利率計入，該利率乃按照金融資產預計使用年期來折現估計未來現金收益達致該資產賬面淨值。

借貸成本

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供用作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Retirement benefit costs

Payments to defined contribution retirement benefit schemes including Mandatory Provident Fund Scheme are charged as an expense or capitalised in contracts in progress, where appropriate, when employees have rendered service entitling them to the contributions.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

3. 主要會計政策 – 續

退休福利成本

定額供款退休福利計劃之款額在當員工提供服務而享有該款額時，於到期支付時列作開支或撥作在建合約項目之資本(如適用)。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅溢利計算。應課稅溢利與收益表中所報溢利淨額不同，乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目，並且不包括永不需課稅或扣稅之項目。本集團之本期稅項負債乃按於結算日前已頒布或實質頒布之稅率計算。

遞延稅項乃按財務報表資產及負債賬面值及計算應課稅溢利相應稅基之差額確認，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅溢利，亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債就因於附屬公司，聯營公司及共同控制機構之投資產生之應課稅臨時差額而確認，惟若本集團能夠控制臨時差額的撥回，而該臨時差額可能不會於可預見未來撥回則不在此限。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Taxation – continued

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

3. 主要會計政策 – 續

稅項 – 續

遞延稅項資產的賬面值會於各結算日進行審閱及扣減，直至未來不可能有足夠的應課稅溢利令有關資產得以全部或部份用回。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入收益表。惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關，則遞延稅項亦會於權益中處理。

外幣

編製集團旗下個別實體之財務報表時，以該實體之功能貨幣以外貨幣(外幣)進行之交易，按交易日期之適用匯率折算為其功能貨幣(即該實體經營業務所在主要經濟環境之貨幣)入賬。於各結算日，以外幣列值之貨幣項目按該結算日之適用匯率重新換算。按公平價值入賬之以外幣列值之非貨幣項目，按釐定其公平價值當日之適用匯率重新換算。按歷史成本估量之以外幣列值非貨幣項目不予重新換算。

結算貨幣項目及換算貨幣項目所產生匯兌差額，於該等差額產生期間之損益賬內確認，惟因構成本集團於海外業務淨投資一部分之貨幣項目所產生匯兌差額除外，於此情況下，該等匯兌差額於綜合財務報表內權益確認。重新換算按公平價值入賬之非貨幣項目所產生匯兌差額計入期內損益，惟重新換算損益直接於權益確認之非貨幣項目所產生差額除外，於此情況下，匯兌差額亦直接於權益確認。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currencies - continued

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Share-based payment transactions

Share options granted to employees after 7 November 2002 and vested before 1 April 2005

The financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognised in the consolidated income statement in respect of the value of options granted. Upon the exercise of the share options, the resulting shares issued are recorded as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded as share premium. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

3. 主要會計政策 - 續

外幣 - 續

就綜合財務報表之呈列方式而言，本集團海外業務之資產與負債按於結算日適用之匯率換算為本公司之呈列貨幣（即港元），而其收入及開支則按該年度之平均匯率換算，惟匯率於該期間大幅波動則除外，於此情況下，則按各交易日期適用之匯率換算。產生之匯兌差額（如有）確認為權益之獨立部分（匯兌儲備）。該等匯兌差額於出售海外業務期間之損益賬內確認。

於2005年4月1日或以後收購境外業務時所產生之已收購可識別資產之商譽及公平價值調整，乃視為該境外業務之資產及負債處理，並按結算日適用之匯率換算。產生之匯兌差額確認為匯兌儲備。

以股份支付款項之交易

於2002年11月7日後授予僱員並於2005年4月1日前歸屬之購股權

授出購股權之財務影響不會在該等購股權獲行使前記入本集團之綜合財務報表，且年內授出購股權之價值亦不會於綜合收益表內確認支銷。購股權獲行使時，所發行之股份被本公司以股份賬面值記作增發股本，而每股行使價超出股份賬面值之餘額被本公司記作股份溢價。於行使日期之前失效或註銷之購股權從尚未行使購股權名冊中刪除。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based payment transactions – continued

Share options granted to employees after 7 November 2002 and vested on or after 1 April 2005

For share options granted to directors and employees of the Group after 1 April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period/recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share-based payment reserve).

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognised in profit or loss with a corresponding adjustment to share-based payment reserve. At the time when the share options are exercised, the amount previously recognised in share-based payment reserve will be transferred to share premium. When the share options are forfeited after vesting date or are still not exercised at the expiry date, the amount previously recognised in share-based payment reserve will be transferred to retained profits.

Share options granted to suppliers/consultants

Share options issued in exchange for goods or services are measured at the fair values of the goods or services received, unless that fair value cannot be reliably measured, in which case the goods or services received are measured by reference to the fair value of the share options granted. The fair values of the goods or services received are recognised as expenses immediately, unless the goods or services qualify for recognition as assets. Corresponding credit has been made to share-based payment reserve.

3. 主要會計政策－續

以股份支付款項之交易－續

於2002年11月7日後授予僱員並於2005年4月1日或以後歸屬之購股權

就於2005年4月1日後授予本集團董事及僱員之購股權，所獲服務之公平價值乃參考購股權於授出日期之公平價值釐定，在權益歸屬期間以直線法列作開支／於所授出購股權獲歸屬時隨即全數確認為開支，並於權益(即以股份支付款項儲備)作相應之增加。

於各結算日，本集團會修改其對預期最終歸屬之購股權數目的估計。修改估計之影響(如有)會於損益賬確認並對以股份支付款項儲備作相應調整。購股權獲行使時，先前於以股份支付款項儲備中確認之款項將撥入股份溢價。當購股權於歸屬日期後被沒收或於屆滿日期仍未行使，先前於以股份支付款項儲備中確認之款項將撥入保留溢利。

向供應商／顧問授出購股權

為換取貨品或服務而發行之購股權，按所收取貨品或服務之公平價值估量，惟若其公平價值不能可靠估量，所收取貨品或服務則按所獲授出購股權之公平價值估量。所收取貨品或服務之公平價值即時確認為開支，惟若該等貨品或服務合資格確認為資產則不在此限。相應進賬則於以股份支付款項儲備內作出。

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(a) Construction contracts

The Group recognises contract revenue and profit on a construction contract according to the management's estimation of the total outcome of the project as well as the percentage of completion of construction works. Notwithstanding that management of the Group reviews and revises the estimates of both contract revenue and costs for the construction contract as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimates and this will affect the revenue and profit recognised.

4. 不確定估計之主要來源

於應用本集團會計政策(詳情見附註3)之過程中，本公司董事需要就目前不能從其他來源得出之資產與負債之賬面值作出判斷、估計及假設。該等估計及有關假設乃根據過往經驗及相關之其他因素而作出。實際數字或會有別於估計數字。

本集團持續就所作估計及相關假設作出評估。會計估計之修訂如只影響當期，則有關會計估計修訂於當期確認。如該項會計估計之修訂影響當期及往後期間，則有關修訂於當期及往後期間確認。

有關日後之主要假設及於結算日估計不明朗因素之其他主要來源(擁有可導致下一個財政年度之資產與負債賬面值出現大幅調整之重大風險)如下。

(a) 建築合約

本集團按管理層就項目總產出以及建築工程之竣工百分比之估計，確認建築合約之合約收益及溢利。雖然本集團管理層於合約過程中就所估計之合約收益及成本作出檢討及修訂，惟就總收益及成本而言，合約之實際產出或會比估計為高或低，屆時將影響已予確認之收益及溢利。

4. KEY SOURCES OF ESTIMATION UNCERTAINTY – continued

(b) Deferred tax asset

At 31 March 2008, no deferred tax asset in relation to unused tax losses of HK$917 million has been recognised in the Group's consolidated balance sheet due to unpredictability of future profit streams on those subsidiaries. In cases where the actual future profits generated by those subsidiaries are more than expected, a material deferred tax credit would be recognised in the consolidated income statement in the period in which the tax losses are utilised.

(c) Deferred tax liability recognised in respect of fair value adjustments on investment properties and project under development

The measurement of deferred tax liabilities shall reflect the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover the carrying amount of its assets.

As at 31 March 2008, the deferred tax liability in respect of the fair value adjustment on project under development amounted to approximately HK$883,851,000 (2007: HK$926,204,000), of which, the amount included approximately HK$641,327,000 (2007: HK$672,059,000) as the People's Republic of China (the "PRC") Land Appreciation Tax ("LAT"). In making the estimation, the directors have considered that the land and sea use rights development may be recovered through future sale in the long term. Upon the completion of the development and the market condition by that time, the directors will assess the use of property interests and make appropriate adjustments to reflect the tax consequences of the related assets.

4. 不確定估計之主要來源 – 續

(b) 遞延税項資產

於2008年3月31日，由於附屬公司之未來溢利來源不可預測，涉及未動用税務虧損917,000,000港元之遞延税項資產並無於本集團綜合資產負債表確認。如有所產生實際未來溢利高於預期之情況，重大遞延税項抵免將於動用税務虧損期間於綜合收益表確認。

(c) 就投資物業及發展中項目之公平價值調整而確認之遞延税項負債

估量遞延税項負債時，須反映本集團預期於各結算日收回該物業賬面值之方式所產生之税項結果。

於2008年3月31日，有關發展中項目公平價值調整之遞延税項負債約為883,851,000港元（2007：926,204,000港元），其中約641,327,000港元（2007：672,059,000港元）為中華人民共和國（「中國」）土地增值税。作出估計時，董事已考慮土地／海域使用權之發展項目按長遠計可以未來出售方式收回。完成發展時，董事將按當時之市況，評估物業權益之用途，並作出適當調整以反映相關資產之税項結果。

4. KEY SOURCES OF ESTIMATION UNCERTAINTY – continued

(c) Deferred tax liability recognised in respect of fair value adjustments on investment properties and project under development – continued

As described in note 18, the directors of the Company have made a best estimate on deferred tax liability in considering the manner in which the Group expects to recover the investment properties. In making the estimation, the directors took reference to the use of the property interests nearby and assumptions are made based on the likelihood that the properties may use in that location. The directors had made a best estimate that half of the property interests may be realised through sale in the long term. The LAT had been recognised as deferred tax liability based on the above estimate. The amount of related deferred tax liability as at 31 March 2008 is approximately HK$244,902,000 (2007:Nil).

5. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that it will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 41, convertible notes payable and equity attributable to equity holders of the Company, comprising issued share capital and various reserves.

The directors of the Company review the capital structure periodically. As part of this review, the directors consider the cost of capital and their associated risks thereto. The Group will balance its overall capital structure through the payment of dividends, new share issues as well as the issue of new debt or the redemption of existing debt.

4. 不確定估計之主要來源 – 續

(c) 就投資物業及發展中項目之公平價值調整而確認之遞延稅項負債 – 續

誠如附註18所述，本公司董事已於考慮本集團收回該投資物業之方式時就遞延稅項負債作出最佳估計。作出估計時，董事已參考鄰近物業權益之用途，並按使用當地物業之可能性作出假設。董事已作出最佳估計，按長遠計，已平整土地中有一半將以出售方式變現。土地增值稅已按上述估計確認為遞延稅項負債。於2008年3月31日，相關遞延稅項負債之金額約為244,902,000港元(2007：無)。

5. 資本風險管理

本集團管理其資本，以確保本集團旗下實體將可持續經營業務，同時通過優化債務及股本平衡，為股東爭取最大回報。本集團之整體策略與去年相同。

本集團之資本架構包括債項(包括附註41披露之借貸)、應付可換股票據及本公司股權持有人應佔權益(包括已發行股本及多項儲備)。

本集團管理層定期檢討資本架構。作為檢討之一部份，管理層考慮資本成本及有關每類資本之風險。本集團會通過派付股息、發行新股份及發行新債或贖回現有債項，平衡其整體資本架構。

6. FINANCIAL INSTRUMENTS

6a. Categories of financial instruments

6. 金融工具

6a. 金融工具之類別

		2008 HK$'000 千港元	2007 HK$'000 千港元
Financial assets	**金融資產**		
Fair value through profit or loss (FVTPL)	按公平價值誌入損益賬		
– Investments held for trading	– 持作買賣之投資	**61,255**	155,783
– Conversion option embedded in loan receivable	– 應收貸款附帶之換股權	**94**	1,427
– Derivative financial instruments	– 衍生金融工具	**22,174**	–
		83,523	157,210
Loans and receivables	貸款及應收款項		
– Loans receivables	– 應收貸款	**50,222**	212,464
– Debtors and other receivables	– 應收賬款及其他應收款項	**2,003,808**	1,693,034
– Amounts due from associates	– 應收聯營公司款項	**59,777**	187,314
– Amounts due from related companies	– 應收關連公司款項	**296,753**	150,099
– Deferred consideration receivable	– 應收遞延代價	**10,795**	10,529
– Bank deposits	– 銀行存款	**473,147**	484,370
– Bank balances and cash	– 銀行結存及現金	**162,541**	294,997
		3,057,043	3,032,807
Available-for-sale financial assets	可供出售金融資產		
– Available-for-sale investments	– 可供出售投資	**57,716**	1,312
Total	合計	**3,198,282**	3,191,329
Financial liabilities at amortised costs	**按攤銷成本列賬之金融負債**		
Creditors and other payables	應付賬款及其他應付款項	**1,738,603**	1,014,455
Amounts due to associates	應付聯營公司款項	**50,291**	17,429
Amounts due to related companies	應付關連公司款項	**133,051**	–
Amounts due to minority shareholders	應付少數股東款項	**1,041**	4,071
Bank and other borrowings	銀行及其他借款	**1,805,608**	1,024,137
Convertible notes payable	應付可換股票據	**120,551**	–
Deferred consideration payable	應付遞延代價	**–**	121,213
		3,849,145	2,181,305

6. FINANCIAL INSTRUMENTS – continued

6b. Financial risk management objectives and policies

The Group's major financial instruments include bank deposits, bank balances and cash, debtors, loans and other receivables, available-for-sale investments, investments held for trading, derivative financial instruments, creditors and other payables, amounts due from (to) associates/related companies/minority shareholders, bank and other borrowings and convertible notes payable. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Group's overall strategy remains unchanged from prior year.

(a) Market risk

(i) Interest rate risk

The Group's exposure to interest rates is mainly attributable to its financial instruments that are subject to variable rate. Those financial instruments expose the Group to cash flow interest rate risk. Details of the Group's interest bearing financial instruments at variable rate have been disclosed in notes 28, 29, 32, 36, 40 and 41. Financial instruments at fixed rates expose the Group to fair value interest risk. Details of the Group's interest bearing financial instruments at fixed rate have been disclosed in notes 27, 28 and 41.

In order to mitigate the interest rate risk, the Group adopts a policy of maintaining an appropriate mix of fixed and floating rate borrowings which is achieved primarily through entering into different contractual terms of borrowings. The position is regularly monitored and evaluated by reference of anticipated changes in market interest rate.

6. 金融工具－續

6b. 金融風險管理目標及政策

本集團之主要金融工具包括銀行存款、銀行結存及現金、應收賬款、貸款及其他應收款項、可供出售投資、持作買賣投資、衍生金融工具、應付賬款及其他應付款項、應收(付)聯營公司／關連公司／少數股東款項、銀行與其他借款，以及應付可換股票據。上述金融工具所附帶之主要風險及減輕此等風險之政策載列如下。管理層管理及監察該等風險，以確保及時有效採取妥善措施。本集團之整體策略與去年相同。

(a) 市場風險

(i) 利率風險

本集團之利率風險主要來自浮息金融工具。該等金融工具使本集團面對現金流量利率風險。本集團之浮息金融工具詳情於附註28、29、32、36、40及41內披露。定息金融工具使本集團面對公平價值利息風險。本集團之定息金融工具詳情於附註27、28及41內披露。

為舒緩利率風險，本集團已採取政策，主要通過訂立不同合約限期之借款，保持定息及浮息金融工具之適當組合。其狀況乃定期監察，並按市場利率之預期變數進行評估。

6. FINANCIAL INSTRUMENTS - continued

6b. Financial risk management objectives and policies - continued

(a) Market risk - continued

(i) Interest rate risk - continued

The Group's exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of the rates announced by the People's Bank of China arising from the Group's Renminbi ("RMB") borrowings at variable rates and Hong Kong Inter-bank Offered Rate ("HIBOR") and Hong Kong Best Lending Rate ("HKBLR") arising from the Group's HK Dollars borrowings at variable rates.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for variable rate instruments at the balance sheet date. The analysis is prepared assuming the amount outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the effect to the profit of the Group is insignificant.

6. 金融工具－續

6b. 金融風險管理目標及政策－續

(a) 市場風險－續

(i) 利率風險－續

本集團於金融負債中面對之利率風險，詳情見本附註內本集團所面對之利率風險。本集團之現金流量利率風險，主要集中於中國人民銀行所公佈利率之波動（來自本集團之浮息人民幣借款），以及香港銀行同業拆息及香港最優惠借款利率（來自本集團之浮息港元借款）。

敏感度分析

下文之敏感度分析乃根據於結算日就浮息工具承受之利率風險而釐定。分析乃假設於結算日之未償還金額於整個年度仍為未償還而編製。當向內部主要管理人員匯報利率風險時，乃採用增加或減少50點子。

倘利率上升／下跌50點子，而所有其他變數維持不變，則對本集團溢利之影響微不足道。

6. FINANCIAL INSTRUMENTS – continued

6b. Financial risk management objectives and policies – continued

(a) Market risk – continued

(ii) Currency risk

Foreign currency risk is the risk that the value of a monetary item will fluctuate because of changes in foreign exchange rates. Certain receivables of the Group are denominated in foreign currencies such as Macau Pataca ("MOP"), RMB and United States Dollars ("US Dollars") and which expose the Group to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign currency exposure and will consider hedging significant foreign currency exposure should the need arises.

Majority of the subsidiaries of the Group operates in the Mainland China with most of the transactions denominated in either RMB, HK Dollars or US Dollars. RMB is not freely convertible into other foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government. Certain subsidiaries of the Company have foreign currency transactions, including contract revenue, purchase of materials, contract costs, expenses and borrowings. The Group manages its exposures to foreign currency transactions by monitoring the level of foreign currency receipts and payments. The Group ensures that the net exposure to foreign exchange risk is kept to an acceptable level from time to time.

6. 金融工具 – 續

6b. 金融風險管理目標及政策 – 續

(a) 市場風險 – 續

(ii) 貨幣風險

外幣風險指貨幣項目價值將因匯率變動而波動之風險。本集團若干應收款乃以澳門幣、人民幣及美元等外幣計值，使本集團須面對外幣風險。本集團目前並無外幣對沖政策。然而，管理層會密切注視外幣風險，並會於必要時考慮對沖外幣風險。

本集團大部份附屬公司均於中國大陸經營，大部份交易以人民幣、港元及美元為單位。人民幣不可自由兌換為其他外幣，其兌換須受中國政府所頒佈之外匯管制規則及法規所限。本公司若干附屬公司有進行外幣交易，包括合約收益、購買材料、合約成本、開支及借款。本集團藉監察外幣收款及付款水平來管理外幣風險。本集團確保其淨外匯風險保持在不時之可接受水平。

6. FINANCIAL INSTRUMENTS - continued

6b. Financial risk management objectives and policies - continued

(a) Market risk - continued

(ii) Currency risk - continued

All of the Group's borrowings are denominated in HK Dollars and RMB. It is the policy of the Group to draw borrowings in the functional currencies of the entities as management considers the repayments can be sourced from income to be generated in those currencies.

As HK Dollars is pegged to US Dollars, the Group believes the exposure of transactions denominated in US Dollars which are entered by group companies with a functional currency of HK Dollars to be insignificant.

The exchange rates between HK Dollars and MOP would not be materially fluctuate, hence, the Group's currency risk in relation to MOP is expected to be minimal.

The Group considers its foreign currency exposure is mainly arising from the exposure of RMB against HK Dollars. The Group regularly reviews the assets and liabilities and the currencies in which the transactions are denominated so as to minimise the Group's exposure to foreign currency risk.

6. 金融工具 – 續

6b. 金融風險管理目標及政策 – 續

(a) 市場風險 – 續

(ii) 貨幣風險 – 續

本集團所有借款均以港元及人民幣為單位。本集團政策為以實體之功能貨幣提取借款，乃由於管理層認為可以來自以該等貨幣為單位之收入還款。

由於港元與美元掛鉤，本集團相信以港元為功能貨幣之集團公司所訂立以美元為單位之交易所面對之風險微不足道。

港元兌澳門幣之匯率不會明顯波動，故預期本集團與澳門幣有關之貨幣風險極微。

本集團認為，其外幣風險主要來自人民幣兌港元之風險。本集團定期檢討其資產及負債以及交易之貨幣單位，盡量減少本集團所面對之外幣風險。

6. FINANCIAL INSTRUMENTS – continued

6b. Financial risk management objectives and policies – continued

(a) Market risk – continued

(ii) Currency risk – continued

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities with exposure to foreign currency risk, which are considered as significant by management, at the respective balance sheet dates are as follows:

6. 金融工具 – 續

6b. 金融風險管理目標及政策 – 續

(a) 市場風險 – 續

(ii) 貨幣風險 – 續

本集團以外幣為單位並面對外幣風險之貨幣資產及貨幣負債(管理層認為重大者)於各結算日之賬面值如下：

		Liabilities 負債		Assets 資產	
		2008 HK$'000 千港元	2007 HK$'000 千港元	**2008 HK$'000 千港元**	2007 HK$'000 千港元
US Dollars	美元	**–**	–	**312,414**	77,835
RMB	人民幣	**19,951**	298	**309,166**	204,359
HK Dollars	港元	**25,132**	25,132	**14,799**	36,856
MOP	澳門幣	**22,761**	725	**105,998**	106,987

Sensitivity analysis

The following table details the Group's sensitivity to a 5% increase and decrease in RMB against HK Dollars. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. A positive number below indicates an increase in profit where RMB strengthen 5% against HK Dollars. For a 5% weakening of RMB against HK Dollars, there would be an equal and opposite impact on the profit for the year, and the balances below would be negative.

敏感度分析

下表詳列本集團於人民幣兑港元匯率增加及減少5%時之敏感度。當向內部主要管理人員匯報外幣風險時，乃採用5%為敏感度比率。敏感度分析僅包括未予換算並以外幣為單位之貨幣項目，且按年末匯率之5%變動進行調整。下表之正數顯示人民幣兑港元上升5%時所增加之溢利。人民幣兑港元下跌5%時，對年內溢利之數字影響相同，惟方向相反，下表之結餘將為負數。

6. FINANCIAL INSTRUMENTS - continued

6b. Financial risk management objectives and policies - continued

(a) Market risk - continued

(ii) Currency risk - continued

Sensitivity analysis

6. 金融工具 – 續

6b. 金融風險管理目標及政策 – 續

(a) 市場風險 – 續

(ii) 貨幣風險 – 續

敏感度分析

		2008 HK$'000 千港元	2007 HK$'000 千港元
Increase in profit	溢利增加	**11,612**	9,050

In management's opinion, the sensitivity analysis is not necessarily representative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

管理層認為，敏感度分析不一定代表固有外匯風險，乃由於年末風險並不代表年內之風險。

(iii) Other price risk

The Group is exposed to equity securities price risk on its available-for-sale and held for trading investments. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

The Group's derivative financial instruments are measured at fair value at each balance sheet date. No analysis is presented as the change in market condition has no significant impact to the Group.

The Group has monitored the other price risk and will consider hedging the risk exposure should the need arise.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

(iii) 其他價格風險

本集團因其可供出售及持作買賣投資而有權益證券之價格風險。管理層乃透過持有風險特性各異之投資組合來管控此種風險。

本集團之衍生金融工具按各結算日之公平價值估量。由於市況變化對本集團並無明顯影響，故並無呈列分析。

本集團會監察其他價格風險，並會在有需要時考慮對沖所面對之風險。

敏感度分析

以下敏感度分析乃按報告日所面對之股本價格風險而釐定。

6. FINANCIAL INSTRUMENTS - continued

6b. Financial risk management objectives and policies - continued

(a) Market risk - continued

(iii) Other price risk - continued

Sensitivity analysis - *continued*

If the prices of the respective equity instruments had been 5% higher/lower:

- profit for the year ended 31 March 2008 would increase/decrease by approximately HK$3,063,000 (2007: increase/decrease by approximately HK$7,789,000) as a result of the changes in fair value of held-for-trading investments; and

- investment revaluation reserve would increase/decrease by approximately HK$54,000 (2007: increase/decrease by approximately HK$66,000) for the Group as a result of the changes in fair value of available-for-sale investments.

In management's opinion, the sensitivity analysis is not necessarily representative of the inherent price risk as the year end exposure does not reflect the exposure during the year.

(b) Credit risk

The Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge obligations by the counterparties is:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and

- the amount of contingent liabilities as disclosed in note 50.

6. 金融工具 – 續

6b. 金融風險管理目標及政策 – 續

(a) 市場風險 – 續

(iii) 其他價格風險 – 續

敏感度分析 – 續

倘有關股本工具價格上升／下降5%：

- 於截至2008年3月31日止年度溢利將因持作買賣投資公平價值變動而增加／減少約3,063,000港元（2007：增加／減少約7,789,000港元）；及

- 投資重估儲備將因可供出售投資公平價值變動而增加／減少約54,000港元（2007：增加／減少約66,000港元）。

管理層認為，敏感度分析不一定代表固有價格風險，乃由於年末風險並不代表年內之風險。

(b) 信貸風險

本集團在交易對手未能履行責任情況下，有關各類金融資產所承擔之最大信貸風險即：

- 綜合資產負債表上呈列各已確認金融資產之賬面值；及

- 附註50所披露之或然負債。

6. FINANCIAL INSTRUMENTS - continued

6b. Financial risk management objectives and policies - continued

(b) Credit risk - continued

In order to minimise the credit risk of the debtors, management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Before accepting any new customer, the Group will understand the potential customer's credit quality and defines its credit limits. Credit sales are made to customers with an appropriate credit history. Credit limits attributed to customers and credit term granted to customers on different business units are reviewed regularly. In addition, the Group reviews regularly the recoverable amount of each individual customer to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group has concentration of credit risks as follows:

For the management contracting segment, due to the fact that there are only a few major property developers in Hong Kong, the Group has significant concentration of credit risk in a few customers and significant concentration of credit risk by geographic location in Hong Kong. In view of their credit standings, good payment record in the past and long term relationships with the Group, the directors of the Company consider that the Group's credit risk is minimal. At the balance sheet date, the outstanding balances (including retention receivable) from the five largest customers amounted to approximately HK$865,154,000 (2007: HK$857,631,000) in aggregate, of which the largest customer represents approximately 18% (2007: 29%) of the total debtors and retention receivable at the balance sheet date.

6. 金融工具 – 續

6b. 金融風險管理目標及政策 – 續

(b) 信貸風險 – 續

為盡量降低應收賬款之信貸風險，管理層已委派一小組專責釐定信貸限額、信貸審批及其他監管手續，確保就追回過期欠款採取跟進措施。接受任何新客戶前，本集團會了解準客戶之信貸質素，並界定其信貸限額。僅具適當信貸記錄之客戶方可進行信貸銷售。不同業務單位之客戶所得信貸限額及批予客戶之信貸期均經定期檢討。另外，本集團會定期覆核各銷貨客戶之可收回款額及應收關連公司及聯營公司款額，確保就未能收回之款項作出恰當撥備。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

本集團信貸風險之集中情況如下：

就承建管理分部而言，由於香港只有少數大型地產發展商，引致本集團有重大信貸集中風險於數名客戶及集中於香港之地理位置。由於彼等信譽昭著、過去付款記錄良好及與本集團有長期關係，故本公司董事認為本集團之信貸風險屬微不足道。結算日時，來自五大客戶之未償還結餘合共（包含應收保固金）約為865,154,000港元（2007：857,631,000港元），其中最大客戶約佔結算日應收賬款及應收保固金總額之18%（2007：29%）。

6. FINANCIAL INSTRUMENTS – continued

6b. Financial risk management objectives and policies – continued

(b) Credit risk – continued

The Group has advances together with interest thereon to a non-trade debtor which are included in debtors, deposits and prepayments, amounting to approximately HK$222,722,000 as at 31 March 2008 (2007: HK$176,753,000) (see note 32(c) for details) which expose the Group to the concentration of credit risk on this single counterparty. In view that the advance is secured by properties interest in the PRC and that the market value of such property interest is higher than the carrying amount of the balance, the directors of the Company consider that the Group's exposure to credit risk on this balance is reduced.

During the year ended 31 March 2008, the Group had advanced an unsecured loan to a related company, which is also a company listed in Hong Kong. As at 31 March 2008, the outstanding amount is approximately HK$290,267,000 (2007: Nil) (see note 28(a) for details), which expose the Group to the concentration of credit risk on this single counterparty. In view of good payment record in the past and relationship with the Group, the directors of the Company consider that the Group's credit risk is minimal.

With respect to concentration of credit risk arising from amounts due from associates, the Group's exposure to credit risk arising from default of the counterparty is limited as the associates have strong financial position and the Group does not expect to incur a significant loss for uncollected amounts due from these associates.

Details of another concentration of credit risk are set out in note 32(d).

6. 金融工具－續

6b. 金融風險管理目標及政策－續

(b) 信貸風險－續

本集團曾向非貿易借務人(已包括於應收賬款、訂金及預付款項)計息借款，於2008年3月31日約達222,722,000港元(2007：176,753,000港元)(詳情見附註32(c))，使本集團面對集中於此單一交易對手之信貸風險。由於該筆借款以位於中國之物業權益為抵押，而該物業權益之市值均較結欠賬面值高，本公司董事認為，本集團之信貸風險已降低。

於截至2008年3月31日止年度，本集團曾借出一筆無抵押貸款予關連公司，該公司亦為香港上市公司。於2008年3月31日，未償還金額約為290,267,000港元(2007：無)(詳情見附註28(a))，使本集團面對集中於此單一交易對手之信貸風險。由於過往還款記錄良好，加上與本集團之關係，本公司董事認為，本集團之信貸風險極微。

就應收聯營公司款項之信貸風險而言，由於該聯營公司之財政狀況良好，本集團因對方違約而產生之信貸風險有限，本集團亦預期不會因未能向該聯營公司收回應收該聯營公司之款項而招致重大損失。

信貸風險之另一集中情況載於附註32(d)。

6. FINANCIAL INSTRUMENTS – continued

6b. Financial risk management objectives and policies – continued

(b) Credit risk – continued

Other than the above, the Group has no other significant concentration of credit risk, which exposure spread over a number of counterparties.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

(c) Liquidity risk

In management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. There are unutilised banking facilities available to finance the Group's working capital requirements. The Group relies on borrowings as a significant source of liquidity. Management monitors the utilisation of bank borrowings and ensures compliance with loan covenants. The Group will also consider the issue of equity instruments so as to finance its investment projects.

The following tables detail the Group's contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities and based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

6. 金融工具 – 續

6b. 金融風險管理目標及政策 – 續

(b) 信貸風險 – 續

除上述者外，本集團之信貸風險並無明顯集中，其風險分析於多個交易對手。

由於交易對手均為獲國際評級機構評以高信貸評級之銀行，流動資金之信貸風險有限。

(c) 流動資金風險

在管理流動資金風險時，本集團監控及維持管理層視為本集團營運融資所足夠之現金及現金等值項目水平及減輕現金流量波動的影響。本集團尚未動用之銀行融資額可敷其營業資金需求。本集團依賴借款為重大流動資金來源。管理層監察銀行借款之使用，確保遵守貸款契據之規定。本集團亦將考慮發行股本工具，為投資項目募款。

下表詳述本集團金融負債之合約剩餘到期日。本表乃根據本集團可能需要支付之最早日期之金融負債及未貼現現金流量編製。該表包括利息及本金現金流量。

6. FINANCIAL INSTRUMENTS – continued
6b. Financial risk management objectives and policies – continued
(c) Liquidity risk – continued
Liquidity and interest risk tables

6. 金融工具 – 續
6b. 金融風險管理目標及政策 – 續
(c) 流動資金風險 – 續
流動資金及利率風險表

		Weighted average interest rate 加權平均利率 %	On demand or within 90 days 按通知或90日內 HK$'000 千港元	More than 90 days and within 365 days 超過90日但於365日內 HK$'000 千港元	More than 365 days 超過365日 HK$'000 千港元	Total undiscounted cash flows 未貼現現金流量總額 HK$'000 千港元	Carrying amount 賬面值 HK$'000 千港元
2008							
Non-derivative financial liabilities	**非衍生金融負債**						
Creditors and other payables	應付賬款及其他應付款項	-	1,472,994	140,614	124,995	1,738,603	1,738,603
Amounts due to related companies/ associates/minority shareholders	應付關連公司/聯營公司/少數股東款項						
– non interest bearing	– 不計息	-	64,383	-	-	64,383	64,383
– interest bearing	– 計息	7.25	120,000	-	-	120,000	120,000
Bank and other borrowings	銀行及其他借款						
– fixed rate	– 定息	7.88	136,254	95,029	-	231,283	225,542
– variable rate	– 浮息	6.91	251,040	453,929	1,139,046	1,844,015	1,580,066
Convertible notes payable	應付可換股票據	-	-	-	138,737	138,737	120,551
			2,044,671	689,572	1,402,778	4,137,021	3,849,145
2007							
Non-derivative financial liabilities	**非衍生金融負債**						
Creditors and other payables	應付賬款及其他應付款項	-	851,274	3,693	159,488	1,014,455	1,014,455
Amounts due to related companies/ associates/minority shareholders	應付關連公司/聯營公司/少數股東款項						
– non interest bearing	– 不計息	-	21,500	-	-	21,500	21,500
Bank and other borrowings	銀行及其他借款						
– fixed rate	– 定息	6.77	2,744	166,666	-	169,410	161,616
– variable rate	– 浮息	6.17	322,584	144,109	516,893	983,586	862,521
Deferred consideration payable	應付遞延代價	-	-	-	121,213	121,213	121,213
			1,198,102	314,468	797,594	2,310,164	2,181,305

6. FINANCIAL INSTRUMENTS - continued

6c. Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;

- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transaction as input; and

- the fair value of derivative instruments is arrived at on the basis of valuations carried out by an independent firm of professional valuer. The professional valuer possesses appropriate qualifications and recent experiences in the valuation of similar instruments. Details of the basis are set out in notes 33 and 35.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

6. 金融工具－續

6c. 公平價值

金融資產及金融負債之公平價值按以下方式釐定：

- 具備標準條款及條件並可於高流動性市場交易之金融資產，其公平價值根據市場報價釐定；

- 其他金融資產及金融負債（不包括衍生工具）之公平價值乃按公認定價模式以現有市場交易價格作現金流量分析折現至現值而釐定；及

- 衍生工具之公平價值乃按獨立專業估值公司所進行之估值而釐定。該專業估值師具備適當資歷，最近亦有評估同類工具之經驗。基準詳情載於附註33及35。

董事認為，綜合財務報表中按攤銷成本列賬之金融資產及金融負債之賬面值與彼等之公平價值相若。

7. TURNOVER

Turnover is analysed as follows:

7. 營業額

營業額之分析如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元 (restated) (重新列賬)
Revenue from construction contracts	建築合約收益	**4,853,345**	4,325,799
Revenue from LPG distribution	分銷液化石油氣收入	**378,572**	110,414
Service income from infrastructure and logistics facilities	基建及物流設施之服務收入	**102,698**	–
Income from usage of infrastructure facilities	使用基建設施收入	**58,383**	–
Property development management service	物業發展管理服務	**59,617**	26,579
Income from loans receivable	應收貸款收入	**49,312**	80,285
Property rental and related income	物業租金及相關收入	**500**	2,635
Income from storage and logistics services	倉儲及物流服務收入	**116**	–
Sale of properties	出售物業	**–**	98,000
		5,502,543	4,643,712

8. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group's operations are currently organised into six operating divisions, namely management contracting, property development management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. These divisions form the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Management contracting
- Construction of properties on a contract basis

Property development management
- Provision of consultancy and advisory services on property development and building management

Port and infrastructure development and logistics
- Development of port facilities

LPG distribution
- Distribution of LPG product

Treasury investment
- Provision of credit services

Property investment
- Leasing of property rental

8. 業務及地區分部

業務分部

就管理方面而言，本集團之業務現分為六大營運部門，分別為承建管理、物業發展管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。此等部門組成本集團匯報主要分部資料之基準。

主要業務如下：

承建管理
–以合約方式承建物業

物業發展管理
–就物業發展及樓宇管理提供諮詢及顧問服務

港口及基建發展與物流
–發展港口設施

液化石油氣分銷
–分銷液化石油氣產品

庫務投資
–提供信貸服務

物業投資
–租出租貸物業

8. BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

Business segments - continued

In the previous year, the Group's operations were organised into seven segments, namely management contracting, project management, facilities management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. During the year, management has reorganised the operating segments by grouping the project management and facilities management segments into the property development management segment as a result of change in the Group's internal organisational and management structure. Comparative segment information has been restated accordingly.

Business segment information for the year ended 31 March 2008 is presented below:

8. 業務及地區分部 – 續

業務分部 – 續

於上年期間，本集團之業務乃分為七個分部，分別為承建管理、項目管理、設施管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。於本年度內，因集團內部組織及管理架構的改變，管理層將其經營分部重組，將項目管理及設施管理歸納為物業發展管理分部，比較之分部資料已相應地獲重新呈列。

截至2008年3月31日止年度之業務分部資料呈列如下：

		Management contracting 承建管理 HK$'000 千港元	Property development management 物業發展管理 HK$'000 千港元	Port and infrastructure development and logistics 港口及基建發展與物流 HK$'000 千港元	LPG distribution 液化石油氣分銷 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	營業額								
External sales	對外銷售	4,853,345	59,617	161,197	378,572	49,312	500	-	5,502,543
Inter-segment sales	分部間銷售	-	4,269	2,309	-	-	-	(6,578)	-
		4,853,345	63,886	163,506	378,572	49,312	500	(6,578)	5,502,543
RESULTS	業績								
Segment results	分部業績	110,999	18,023	66,405	(8,194)	42,182	670,701	-	900,116
Unallocated expenses	未經分配之開支								(142,672)
Unallocated income	未經分配之收入								22,491
Interest income	利息收入								46,577
Finance costs	融資成本								(53,252)
Decrease in fair value of investments held for trading	持作買賣投資之公平價值減少								(9,508)
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	-	-	-	-	-	11,086	-	11,086
Impairment loss on an available-for-sale investment	可供出售投資之減值虧損								(1,389)
Gain on disposal of interest in an associate	出售聯營公司權益之收益	3,459	-	-	-	-	-	-	3,459
Share of results of associates	攤佔聯營公司業績	6,638	89	33,543	-	-	16,060	-	56,330
Share of results of jointly controlled entities	攤佔共同控制機構業績	59	-	-	-	-	-	-	59
Profit before taxation	除税前溢利								833,297
Taxation	税收支出								(315,186)
Profit for the year	年度溢利								518,111

8. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

8. 業務及地區分部－續

業務分部－續

分部之間之銷售乃按市價收取(或倘並無可參考之市價)按雙方協定及同意之條款收取。

At 31 March 2008

於2008年3月31日

		Management contracting 承建管理 HK$'000 千港元	Property development management 物業發展管理 HK$'000 千港元	Port and infrastructure development and logistics 港口及基建發展與物流 HK$'000 千港元	LPG distribution 液化石油氣分銷 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	**資產**							
Segment assets	分部資產	1,981,852	70,418	1,200,557	254,486	347,971	1,378,726	5,234,010
Project under development	發展中項目							3,281,039
Available-for-sale investments	可供出售投資							57,716
Investments held for trading	持作買賣投資							61,255
Interests in associates	聯營公司權益	31,299	3,800	708,664	-	-	450	744,213
Interests in jointly controlled entities	共同控制機構權益	1,987	-	-	-	-	-	1,987
Unallocated assets	未分配資產							981,253
Total assets	總資產							10,361,473
LIABILITIES	**負債**							
Segment liabilities	分部負債	1,821,540	3,570	336,203	15,061	143,592	64,389	2,384,355
Unallocated liabilities	未分配負債							3,867,808
Total liabilities	總負債							6,252,163
OTHER INFORMATION	**其他資料**							
Capital additions attributable to segment	分部應佔之資本增添	4,856	1,602	75,403	27,228	-	175,338	284,427
Unallocated capital additions	未分配資本增添							1,129,397
								1,413,824
Depreciation and amortisation attributable to segment	分部應佔之折舊及攤銷	6,447	762	47,758	8,195	3	20	63,185
Unallocated depreciation and amortisation	未分配折舊及攤銷							3,497
								66,682
Release of prepaid lease payments	調撥預付租賃款項	575	-	940	443	-	-	1,958
Share-based payment expense	以股份支付款項之費用	2,425	105	3,590	-	1,917	537	8,574
Unallocated amount	未分配金額							11,293
								19,867
Impairment loss on receivables	應收款項減值虧損	234	-	-	-	2,452	-	2,686
Loss (gain) on disposal of property, plant and equipment	出售物業、機械及設備之虧損(收益)	28	(3)	-	24	-	-	49
Unallocated amount	未分配金額							69
								118

8. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Business segment information for the year ended 31 March 2007 is presented below:

8. 業務及地區分部－續

業務分部－續

截至2007年3月31日止年度之業務分部資料呈列如下：

		Management contracting 承建管理 HK$'000 千港元	Property development management 物業發展管理 HK$'000 千港元	Port and infrastructure development and logistics 港口及基建發展與物流 HK$'000 千港元	LPG distribution 液化石油氣分銷 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER (restated)	**營業額** (重新列賬)								
External sales	對外銷售	4,325,799	26,579	–	110,414	80,285	100,635	–	4,643,712
Inter-segment sales	分部間銷售	1,596	19,638	1,264	-	-	-	(22,498)	-
		4,327,395	46,217	1,264	110,414	80,285	100,635	(22,498)	4,643,712
RESULTS (restated)	**業績** (重新列賬)								
Segment results	分部業績	58,733	(211)	(14,472)	3,304	84,208	13,863	-	145,425
Unallocated expenses	未經分配之開支								(166,596)
Unallocated income	未經分配之收入								7,718
Interest income	利息收入								42,444
Increase in fair value of investments held for trading	持作買賣投資之公平價值增加								89,472
Finance costs	融資成本								(23,597)
Discount on acquisition of business	收購業務之負商譽	-	-	-	3,755	-	-	-	3,755
Gain on disposal of interest in an associate	出售聯營公司權益之收益	-	-	-	-	5,067	-	-	5,067
Share of results of associates	攤佔聯營公司業績	1,299	681	149,717	-	-	71,852	-	223,549
Share of results of jointly controlled entities	攤佔共同控制機構業績	(642)	-	-	-	-	-	-	(642)
Profit before taxation	除稅前溢利								326,595
Taxation credit	稅收抵免								50,552
Profit for the year	年度溢利								377,147

8. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

8. 業務及地區分部－續

Business segments – continued

業務分部－續

At 31 March 2007

於2007年3月31日

		Management contracting 承建管理 HK$'000 千港元	Property development management 物業發展管理 HK$'000 千港元	Port and infrastructure development and logistics 港口及基建發展與物流 HK$'000 千港元	LPG distribution 液化石油氣分銷 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	**資產**							
Segment assets	分部資產	1,966,433	27,575	749,338	308,674	520,954	51,729	3,624,703
Project under development	發展中項目							2,411,680
Interests in associates	聯營公司權益	29,038	3,376	605,179	–	–	72,641	710,234
Available-for-sale investments	可供出售投資							1,312
Investments held for trading	持作買賣投資							155,783
Interests in jointly controlled entities	共同控制機構權益	1,928	–	–	–	–	–	1,928
Unallocated assets	未分配資產							715,807
Total assets	總資產							7,621,447
LIABILITIES	**負債**							
Segment liabilities	分部負債	1,844,278	4,110	268,316	33,712	2,769	346	2,153,531
Unallocated liabilities	未分配負債							2,219,067
Total liabilities	總負債							4,372,598
OTHER INFORMATION	**其他資料**							
Capital additions attributable to segment	分部應佔之資本增添	19,418	1,346	401,935	128,491	–	43,600	594,790
Unallocated capital additions	未分配資本增添							294,631
								889,421
Depreciation and amortisation attributable to segment	分部應佔之折舊及攤銷	5,853	173	10,085	3,529	44	1	19,685
Unallocated depreciation and amortisation	未分配折舊及攤銷							2,584
								22,269
Impairment loss on receivables	應收款項減值虧損	615	–	–	–	18,000	–	18,615
Unallocated amount	未分配金額							13
								18,628
Loss on disposal of property, plant and equipment	出售物業、機械及設備之虧損	979	–	–	–	–	–	979
Unallocated amount	未分配金額							(2)
								977
Reversal of impairment loss on receivables	應收款項減值虧損撥回	–	–	–	–	30,324	–	30,324
Release of prepaid lease payments	調撥預付租賃款項	575	–	361	95	–	–	1,031
Share-based payment expense	以股份支付款項之費用	–	–	9,065	–	2,949	325	12,339
Unallocated amount	未分配金額							10,744
								23,083

8. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Geographical segments

The Group's operations are located in the PRC other than Hong Kong and Macau, Hong Kong and Macau.

The following table provides an analysis of the Group's turnover by geographical market based on location of customers, irrespective of the origin of the goods/services:

8. 業務及地區分部－續

地區分部

本集團之業務位於中國（香港及澳門除外）、香港及澳門。

下表按地區市場劃分（按客戶的所在地區，不論貨品／服務來源地）提供本集團營業額之分析：

		2008 HK$'000 千港元	2007 HK$'000 千港元 (restated) （重新列賬）
Hong Kong	香港	**4,112,872**	2,948,541
Macau	澳門	**785,850**	1,561,006
The PRC other than Hong Kong and Macau	中國，除香港及澳門	**603,821**	134,165
		5,502,543	4,643,712

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

以下為按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

		Carrying amount of segment assets 分部資產賬面值		Capital additions 資本增添	
		2008 HK$'000 千港元	2007 HK$'000 千港元	2008 HK$'000 千港元	2007 HK$'000 千港元
Hong Kong	香港	**1,636,133**	1,577,148	**4,988**	16,952
Macau	澳門	**438,584**	709,855	**707**	–
The PRC other than Hong Kong and Macau	中國，除香港及澳門	**3,159,293**	1,337,700	**278,732**	577,838
		5,234,010	3,624,703	**284,427**	594,790

9. OTHER INCOME 9. 其他收入

		2008 HK$'000 千港元	2007 HK$'000 千港元 (restated) (重新列賬)
Interest income	利息收入	**46,311**	42,070
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	**11,086**	–
Net exchange gain	匯兑淨額收益	**21,358**	5,712
Imputed interest income on deferred consideration receivable	應收遞延代價之推算利息收入	**266**	374
Reversal of impairment loss on receivables	應收賬款減值虧損撥回	**–**	30,324
Increase in fair value of investments held for trading	持作買賣投資之公平價值增加	**–**	89,472
Others	其他	**1,844**	3,444
		80,865	171,396

10. OTHER EXPENSES 10. 其他費用

		2008 HK$'000 千港元	2007 HK$'000 千港元
Decrease in fair value of investments held for trading	持作買賣投資之公平價值減少	**9,508**	–
Impairment loss on receivables	應收款項減值虧損	**2,686**	18,628
Impairment loss on an available-for-sale investment	可供出售投資之減值虧損	**1,389**	–
Decrease in fair value of conversion option embedded in loan receivable	應收貸款附帶之換股權公平價值減少	**1,333**	1,650
Accruals of withholding tax on dividend income in connection with a former investment	與前投資有關之股息收入之應計預繳税	**–**	45,415
Others	其他	**–**	3,375
		14,916	69,068

11. FINANCE COSTS

11. 融資成本

		2008 HK$'000 千港元	2007 HK$'000 千港元
Borrowing costs on:	借貸成本：		
Bank borrowings wholly repayable within five years	須於五年內全數償還之銀行借款	**78,245**	23,349
Bank borrowings not wholly repayable within five years	毋須於五年內全數償還之銀行借款	**21,931**	8,706
Loan from a minority shareholder	來自少數股東之貸款	**-**	155
Effective interest on convertible notes wholly repayable within five years	須於五年內全數償還之可換股票據之有效利息	**7,512**	-
Other borrowings wholly repayable within five years	須於五年內全數償還之其他借款	**8,954**	7,598
		116,642	39,808
Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(415)**	(3,307)
Amount capitalised in respect of project under development	撥作發展中項目資本之數額	**(57,887)**	(11,710)
Amount capitalised in respect of properties under development	撥作發展中物業資本之數額	**(5,088)**	(1,194)
		53,252	23,597

The capitalised borrowing costs represent the borrowing costs incurred by the entities on borrowings whose funds were specifically invested in the project and properties during the year.

撥作資本之借貸成本表示該實體在年度投資於該項目及物業所產生之實際借貸成本。

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

(a) Directors' emoluments

The emoluments paid or payable to each of the seven (2007: seven) directors are as follows:

12. 董事及僱員酬金

(a) 董事酬金

已付或應付七名(2007：七名)董事各人之酬金如下：

Name of directors 董事姓名		Fees 袍金 HK$'000 千港元	Salaries and other benefits 薪酬及其他福利 HK$'000 千港元	Discretionary bonus 酌定花紅 HK$'000 千港元	Retirement benefit scheme contributions 計劃供款 HK$'000 千港元	Share-based payment 以股份支付款項 HK$'000 千港元	Total 合計 HK$'000 千港元
2008							
Lau Ko Yuen, Tom	劉高原	**360**	**4,300**	**3,887**	**319**	**6,790**	**15,656**
Chan Kwok Keung, Charles	陳國強	**320**	**-**	**-**	**-**	**-**	**320**
Chow Ming Kuen, Joseph	周明權	**760**	**-**	**-**	**-**	**-**	**760**
Kwok Shiu Keung, Ernest	郭少強	**380**	**-**	**-**	**-**	**-**	**380**
Chan Shu Kin	陳樹堅	**420**	**-**	**-**	**-**	**-**	**420**
Leung Po Wing, Bowen Joseph	梁寶榮	**340**	**-**	**-**	**-**	**-**	**340**
Li Chang An	李昌安	**300**	**-**	**-**	**-**	**-**	**300**
		2,880	**4,300**	**3,887**	**319**	**6,790**	**18,176**
2007							
Lau Ko Yuen, Tom	劉高原	360	4,300	-	319	5,402	10,381
Chan Kwok Keung, Charles	陳國強	320	-	-	-	-	320
Chow Ming Kuen, Joseph	周明權	787	-	-	-	-	787
Kwok Shiu Keung, Ernest	郭少強	380	-	-	-	-	380
Chan Shu Kin	陳樹堅	439	-	-	-	-	439
Leung Po Wing, Bowen Joseph	梁寶榮	227	-	-	-	1,174	1,401
Li Chang An	李昌安	68	-	-	-	1,274	1,342
		2,581	4,300	-	319	7,850	15,050

The above discretionary bonus is performance related incentive payment determined by reference to the results of the Group.

None of the directors has waived any emoluments during the year.

上述酌定花紅乃參考本集團年度業績而釐定之績效相關獎勵金。

年內概無任何董事放棄任何酬金。

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS - continued

(b) Employees' emoluments

The five highest paid individuals in the Group for the year included one director (2007: one director) of the Company, details of whose emoluments are set out in note 12(a) above.

The aggregate emoluments of the remaining four (2007: four) highest paid individuals, who are employees of the Group, are as follows:

12. 董事及僱員酬金 - 續

(b) 僱員酬金

本集團於本年度五位最高薪人員包括於本公司一名董事(2007：一名董事)，其酬金詳情如上文附註12(a)所載。

其餘屬本集團僱員之四名(2007：四名)最高薪人員之總酬金如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Salaries and other benefits	薪金及其他福利	**9,851**	8,120
Discretionary bonus	酌定花紅	**1,413**	1,102
Retirement benefit scheme contributions	退休福利計劃供款	**132**	154
Share-based payment expense	以股份支付款項之費用	**2,708**	3,645
		14,104	13,021

Their emoluments were within the following bands:

彼等酬金級別如下：

		Number of employees 僱員人數 2008	2007
HK$2,000,001 to HK$2,500,000	2,000,001港元 - 2,500,000港元	**-**	2
HK$2,500,001 to HK$3,000,000	2,500,001港元 - 3,000,000港元	**2**	-
HK$3,000,001 to HK$3,500,000	3,000,001港元 - 3,500,000港元	**-**	1
HK$3,500,001 to HK$4,000,000	3,500,001港元 - 4,000,000港元	**1**	-
HK$4,500,001 to HK$5,000,000	4,500,001港元 - 5,000,000港元	**1**	-
HK$5,000,001 to HK$5,500,000	5,000,001港元 - 5,500,000港元	**-**	1
		4	4

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

年內，本集團並無向五位最高薪人員(包括董事)支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。

13. PROFIT BEFORE TAXATION 13. 除税前溢利

		2008 HK$'000 千港元	2007 HK$'000 千港元
Profit before taxation has been arrived at after charging:	除税前溢利已扣除：		
Amortisation of intangible assets (included in distribution costs)	無形資產攤銷（列入分銷成本）	**1,334**	490
Auditor's remuneration	核數師酬金	**7,017**	6,340
Cost of inventories recognised as an expense	確認為支出之存貨成本	**360,312**	174,652
Cost of construction works recognised as an expense	列作開支之建築工程成本	**4,679,141**	4,192,824
Depreciation of property, plant and equipment *(Note (a) below)*	物業、機械及設備之折舊 *（下文附註(a)）*	**65,348**	21,779
Loss on disposal of property, plant and equipment	出售物業、機械及設備之虧損	**118**	977
Operating lease rentals in respect of:	經營租約租金：		
Premises	樓宇	**22,581**	16,925
Plant and machinery	機械及設備	**2,567**	1,134
Release of prepaid lease payments	調撥預付租賃款項	**1,958**	1,031
Staff costs *(Note (b) below)*	員工支出 *（下文附註(b)）*	**173,526**	151,386
and after crediting:	並已計入：		
Dividend income from investments held for trading	持作買賣投資之股息收入	**508**	2,819
Rental income under operating leases in respect of:	經營租約之租金收入：		
Investment properties, net of outgoings of HK$89,000 (2007: HK$1,924,000)	投資物業，已扣除支銷89,000港元（2007：1,924,000港元）	**411**	–
Plant and machinery	機械及設備	**–**	17
Total interest income	總利息收入	**83,834**	100,714

13. PROFIT BEFORE TAXATION - continued

13. 除税前溢利 - 續

Notes:

附註：

			2008 HK$'000 千港元	2007 HK$'000 千港元
(a)	*Depreciation of property, plant and equipment:*	*物業、機械及設備之折舊：*		
	Amount provided for the year	年度撥備額	**69,277**	24,255
	Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(2,208)**	(1,491)
	Amount capitalised in respect of project under development	撥作發展中項目資本之數額	**(1,281)**	(973)
	Amount capitalised in respect of properties under development	撥作發展中物業資本之數額	**(440)**	(12)
			65,348	21,779

			2008 HK$'000 千港元	2007 HK$'000 千港元
(b)	*Staff costs:*	*員工支出：*		
	Directors' emoluments *(note 12(a))*	董事酬金 *(附註12(a))*	**18,176**	15,050
	Other staff costs:	其他員工支出：		
	Salaries and other benefits	薪酬及其他福利	**396,148**	321,167
	Retirement benefit scheme contributions, net of forfeited contributions of HK$1,072,000 (2007: HK$1,808,000)	退休福利計劃供款，減除沒收供款1,072,000港元（2007：1,808,000港元）	**14,833**	10,263
	Share-based payment expense	以股份支付款項之費用	**13,077**	15,233
			442,234	361,713
	Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(255,306)**	(202,805)
	Amount capitalised in respect of project under development	撥作發展中項目資本之數額	**(7,469)**	(6,495)
	Amount capitalised in respect of properties under development	撥作發展中物業資本之數額	**(5,933)**	(1,027)
			173,526	151,386

14. TAXATION CHARGE (CREDIT)

14. 稅收支出(抵免)

		2008 HK$'000 千港元	2007 HK$'000 千港元
The charge (credit) comprises:	稅收支出(抵免)包括:		
Hong Kong Profits Tax:	香港利得稅:		
Current year	本年度	**-**	4,325
Overprovision in prior years	過往年度撥備過多	**-**	(268)
		-	4,057
Taxation arising in other jurisdictions:	其他司法權區之稅項:		
Current year	本年度	**40,175**	9,109
Under(over)provision in prior years	過往年度撥備不足(過多)	**1,103**	(565)
		41,278	8,544
Deferred taxation *(note 43)*	遞延稅項*(附註43)*		
LAT	土地增值稅	**140,652**	-
Change in tax rate	稅率變動	**-**	(62,666)
Others	其他	**133,256**	(487)
		273,908	(63,153)
Taxation attributable to the Company and its subsidiaries	本公司及其附屬公司應佔稅項	**315,186**	(50,552)

No tax is payable on the profit for the year ended 31 March 2008 arising in Hong Kong since the assessable profit is wholly absorbed by tax losses brought forward. Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year ended 31 March 2007.

因截至2008年3月31日止年度的香港應課稅溢利已完全被以往年度的稅務虧損所沖抵,所以本年度不需要繳付利得稅。而截至2007年3月31日止年度的的香港利得稅乃根據當年度之估計應課稅溢利按稅率17.5%計算。

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

其他司法權區之稅項乃根據有關司法權區適用之稅率計算。

14. TAXATION CHARGE (CREDIT) – continued

According to the requirements of the Provisional Regulations of the PRC on LAT (中華人民共和國土地增值稅暫行條例) effective from 1 January 1994, and the Detailed Implementation Rules on the Provisional Regulations of the PRC on LAT (中華人民共和國土地增值稅暫行條例實施細則) effective from 27 January 1995, all income from the sale or transfer of land use rights, buildings and their attached facilities in the PRC is subject to LAT at progressive rates ranging from 30% to 60% of the appreciation value.

The taxation charge (credit) for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

14. 稅收支出(抵免)－續

根據由1994年1月1日起生效之《中華人民共和國土地增值稅暫行條例》，以及於1995年1月27日生效之《中華人民共和國土地增值稅暫行條例實施細則》，所有來自銷售或轉讓中國土地使用權、樓宇及附帶設施均須按增值額以由30%至60%不等之累進稅率繳付土地增值稅。

本年度之稅項支出(抵免)與綜合收益表所列除稅前溢利之對賬如下：

		2008 **HK$'000** **千港元**	2007 HK$'000 千港元
Profit before taxation	除稅前溢利	**833,297**	326,595
Tax at Hong Kong Profits Tax rate of 17.5% (2007: 17.5%)	按香港利得稅稅率17.5% (2007：17.5%)計算之稅項	**145,827**	57,154
Tax effect of share of results of associates/jointly controlled entities	攤佔聯營公司／共同控制機構業績之稅務影響	**(9,868)**	(39,008)
Tax effect of expenses not deductible for tax purpose	在稅務方面不可扣減開支之稅務影響	**17,011**	24,305
Tax effect of income not taxable for tax purpose	在稅務方面毋須課稅收入之稅務影響	**(20,681)**	(22,174)
Tax effect of tax losses not recognised	未作確認稅務虧損之稅務影響	**33,407**	19,170
Tax effect of other deductible temporary difference not recognised	未作確認可扣減暫時差額之稅務影響	**63**	3,053
Tax effect of utilisation of tax losses previously not recognised	動用先前未確認之稅務虧損之稅務影響	**(11,789)**	(22,747)
Tax effect of utilisation of other deductible temporary difference previously not recognised	動用先前未確認之可扣減暫時差額之稅務影響	**(227)**	(1,158)
Decrease in deferred tax liability resulting from change in tax rate enacted in March 2007 of certain subsidiaries	因2007年3月頒布之稅率變動導致若干附屬公司之遞延稅項負債減少	**–**	(62,666)
Tax effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法權區經營業務之附屬公司之不同稅率之稅務影響	**19,688**	(5,648)
Effect of recognising LAT in respect of the fair value changes in investment properties	就投資物業公平價值之變化確認土地增值稅之影響	**140,652**	–
Under(over)provision in prior years	過往年度撥備不足(過多)	**1,103**	(833)
Taxation charge (credit) for the year	本年度稅項開支(抵免)	**315,186**	(50,552)

Details of the deferred taxation are set out in note 43.

遞延稅項之詳情見附註43。

15. DISTRIBUTION

15. 分派

		2008 HK$'000 千港元	2007 HK$'000 千港元
Dividends recognised as distributions to equity holders of the Company during the year:	於年內確認為向本公司權益持有人分派之股息：		
Final dividend for 2007 – HK1.5 cents (2007: HK1.5 cents for 2006) per share	已付2007年末期股息－每股1.5港仙（2007：2006年之1.5港仙）	22,467	21,939
Interim dividend for 2008 – HK1.5 cents (2007: HK1.5 cents for 2007) per share	已付2008年中期股息－每股1.5港仙（2007：2007年之1.5港仙）	22,586	22,069
Special dividend by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited in 2007 – HK22.2 cents per share	本集團於2007年從撤資於中策集團有限公司所得價值之方式宣派特別股息－每股22.2港仙	-	325,660
		45,053	369,668

Of the distribution made during the year, approximately HK$15,897,000 (2007: HK$15,595,000) and HK$2,612,000 (2007: HK$8,882,000) were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 20 September 2007 and 18 January 2008 in respect of the final dividend for the year ended 31 March 2007 and the interim dividend for 2008, respectively, and were credited to the retained profits of the Company during the year.

The final dividend for the year ended 31 March 2008 is proposed to be distributed in the form of warrants to be issued on the basis of one warrant for every six existing shares held by shareholders whose names appear on the register of members of the Company on 18 September 2008. Each warrant will entitle shareholders of the Company to subscribe for one new share at an initial subscription price of HK$1.0 per share in cash, subject to anti-dilutive adjustments, at any time between the date of issue of the warrants and the day immediately preceding the anniversary of the date of issue, both days inclusive. The value of the proposed dividend will be determined upon the approval of the issue of the warrants. For the year ended 31 March 2007, a final dividend of HK1.5 cents per share amounting to about HK$22,393,000 was proposed.

年內派息中約有15,897,000港元（2007：15,595,000港元）及2,612,000港元（2007：8,882,000港元），乃根據本公司董事於2007年9月20日就截至2007年3月31日止年度之末期股息及於2008年1月18日就截至2008年度中期股息所公布之本公司以股代息計劃以股份支付。此數額已於年內撥入本公司保留溢利。

截至2008年3月31日止年度之末期股息擬以按股東（於2008年9月18日名列本公司股東名冊之股東）每持六股現有股份可獲發一份認股權證之方式分派。每一份認股權證賦予本公司股東以現金按初步認購價每股1港元（可予反攤薄調整）認購1股新股份。認股權證可於開始在聯交所買賣當日起至其後12個月屆滿時止期間隨時予以行使。而建議股息的價值將於認股權證獲批准後，方可作實。截至2007年3月31日止年度，已宣派之末期股息為每股1.5港仙，合共約22,393,000港元。

16. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

16. 每股盈利

本年度每股基本及攤薄盈利乃根據以下數據計算：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Earnings attributable to equity holders of the Company for the purposes of basic and diluted earnings per share	計算每股基本及攤薄盈利之保華權益持有人應佔盈利	**359,982**	345,665

		2008 Number of shares 股份數目	2007 Number of shares 股份數目
Weighted average number of ordinary shares for the purpose of basic earnings per share	計算每股基本盈利之普通股加權平均數	**1,498,636,111**	1,462,372,940
Effect of dilutive potential ordinary shares: Share options	潛在攤薄普通股之效應：購股權	**14,921,337**	19,042,143
Weighted average number of ordinary shares for the purpose of diluted earnings per share	計算每股攤薄盈利之普通股加權平均數	**1,513,557,448**	1,481,415,083

The dilutive potential ordinary shares of convertible notes have anti-dilutive effect.

可換股票據之潛在普通股具反攤薄影響。

17. PROPERTY, PLANT AND EQUIPMENT 17. 物業、機械及設備

		Buildings 樓宇 HK$'000 千港元	Plant and machinery 機械及設備 HK$'000 千港元	Port facilities 港口設施 HK$'000 千港元	LPG equipment 液化石油氣設備 HK$'000 千港元	Motor vehicles and vessels 汽車及船舶 HK$'000 千港元	Furniture, fixtures and computer equipment 傢具、裝置及電腦設備 HK$'000 千港元	Total 合計 HK$'000 千港元
COST	成本							
At 1 April 2006	於2006年4月1日	900	58,325	-	-	25,447	72,010	156,682
Exchange realignment	匯兌調整	1,192	-	-	9,940	699	156	11,987
On acquisition of business	因收購業務	45,891	-	-	393,626	18,127	-	457,644
Additions	添置	18,895	13,062	-	194	9,286	8,640	50,077
Disposal	出售	(792)	(9,106)	-	-	(1,562)	(2,035)	(13,495)
At 31 March 2007	於2007年3月31日	66,086	62,281	-	403,760	51,997	78,771	662,895
Exchange realignment	匯兌調整	**6,434**	**-**	**-**	**39,391**	**3,055**	**524**	**49,404**
Transfer from project under development	轉撥自發展中項目	**21,302**	**-**	**149,721**	**-**	**-**	**-**	**171,023**
Additions	添置	**8,907**	**3,186**	**-**	**12,509**	**10,438**	**9,798**	**44,838**
Disposal	出售	**-**	**(963)**	**-**	**(1)**	**(2,236)**	**(1,169)**	**(4,369)**
At 31 March 2008	於2008年3月31日	**102,729**	**64,504**	**149,721**	**455,659**	**63,254**	**87,924**	**923,791**
DEPRECIATION	折舊							
At 1 April 2006	於2006年4月1日	201	43,306	-	-	17,263	60,112	120,882
Exchange realignment	匯兌調整	9	-	-	-	54	37	100
Provided for the year	本年度計提	1,414	5,076	-	10,828	2,959	3,978	24,255
Eliminated on disposal	出售後對銷	(223)	(8,051)	-	-	(1,206)	(1,065)	(10,545)
At 31 March 2007	於2007年3月31日	1,401	40,331	-	10,828	19,070	63,062	134,692
Exchange realignment	匯兌調整	**412**	**-**	**1,358**	**2,345**	**494**	**193**	**4,802**
Provided for the year	本年度計提	**4,963**	**5,945**	**24,019**	**22,762**	**5,624**	**5,964**	**69,277**
Eliminated on disposal	出售後對銷	**-**	**(910)**	**-**	**(1)**	**(1,845)**	**(835)**	**(3,591)**
At 31 March 2008	於2008年3月31日	**6,776**	**45,366**	**25,377**	**35,934**	**23,343**	**68,384**	**205,180**
CARRYING AMOUNT	賬面值							
At 31 March 2008	於2008年3月31日	**95,953**	**19,138**	**124,344**	**419,725**	**39,911**	**19,540**	**718,611**
At 31 March 2007	於2007年3月31日	64,685	21,950	-	392,932	32,927	15,709	528,203

17. PROPERTY, PLANT AND EQUIPMENT – continued

17. 物業、機械及設備 – 續

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

上述物業、機械及設備以直線法折舊，年率如下：

Buildings	Over the remaining period of the relevant leases or fifty years, whichever is shorter
樓宇	相關租賃剩餘租期或五十年(以較短者為準)
Plant and machinery 機械及設備	10%
Port facilities 港口設施	2%–20%
LPG equipment 液化石油氣設備	5%–10%
Motor vehicles and vessels 汽車及船舶	5%–20%
Furniture and fixtures 傢具及裝置	8%–20%
Computer equipment 電腦設備	20%–33$^1/_3$%

The carrying amount of buildings are analysed as follows:

樓宇賬面值分析如下：

		2008 **HK$'000** **千港元**	2007 HK$'000 千港元
Buildings erected on long-term leasehold land in the PRC	中國長期租賃土地所建樓宇	**88**	91
Buildings erected on medium-term leasehold land in the PRC	中國中期租賃土地所建樓宇	**95,865**	64,594
		95,953	64,685

18. INVESTMENT PROPERTIES

18. 投資物業

		HK$'000 千港元
FAIR VALUE	公平價值	
At 1 April 2006 and 31 March 2007	於2006年4月1日及2007年3月31日	-
Transferred from project under development	轉撥自發展中項目	**378,551**
Exchange realignment	匯兌調整	**63,791**
Acquisition of assets through acquisition of subsidiaries	透過收購附屬公司收購資產	**118,549**
Increase in fair value	公平價值增加	**669,460**
At 31 March 2008	於2008年3月31日	**1,230,351**

Certain investment properties are held for rental purposes under operating leases.

During the year, the Group completed the reclamation of certain sea area and obtained the certificate of completion of land reclamation (the "Certificate") in respect of certain land area (the "Formed Land") in Jiangsu Province, the PRC. Such Formed Land, the future use of which is currently undetermined, has been recognised as investment properties upon the obtaining of the Certificate. The relevant costs, which include the cost of sea use rights, development expenditure, borrowing costs capitalised and other directly attributable expenses, amounting to HK$378,551,000, have been reclassified from project under development.

The Group has obtained a certificate from the local land bureau for the Formed Land. Once the future use of the land is determined, the Group will apply for the appropriate land use right certificates of the Formed Land. The directors of the Company considered that there is no material impediment to obtain those land use rights certificates for the Group.

若干投資物業乃以經營租賃方式持作租賃用途。

於本年度內，本集團完成於中國江蘇省若干海域之填海工程，並就若干海域取得完成填海土地(「已平整土地」)之證書(「該證書」)。該已平整土地之未來用途現尚未決定，並於取得該證書時已從發展中項目中重新分類確認為投資物業，相關成本包括海域使用權、發展支出、撥充資本借貸成本及其他直接應佔開支金額為378,551,000港元。

本集團的已平整土地已獲地方政府土地機關所發出證書。一旦敲定該土地之未來用途，本集團將申請相關的土地使用權證。本公司董事認為集團在取得有關的土地使用權證是沒有重大的困難。

18. INVESTMENT PROPERTIES - continued

The fair value of the Group's investment properties at 31 March 2008 has been arrived at on the basis of a valuation carried out as at that date by Greater China Appraisal Limited, an independent qualified professional valuer not connected with the Group. In valuing the fair value of the investment properties, the comparison method is adopted where comparison based on prices information of recent transacted prices of comparable property is made. Comparable property of similar size, character and location are analysed in order to arrive at a fair comparison of capital values. The gain from fair value adjustment amounted to HK$669,460,000 had been recognised in the profit or loss during the current year.

Deferred tax consequences in respect of the revalued investment properties are assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the carrying amounts of the property at each balance sheet date. For Formed Land held for undetermined future use located in the PRC, management of the Company, for the purpose of deferred tax calculation, has made a best estimate that half of the Formed Land will be realised through sale in the long term. The temporary difference of the relevant portion between the tax base of the revalued investment properties and their carrying amounts therefore would be subject to PRC LAT.

The investment properties of the Group are under medium-term leasehold land in the PRC.

18. 投資物業 – 續

本集團於2008年3月31日之投資物業之公平價值是按當日由與本集團並無關連之獨立合資格專業估值師漢華評值有限公司進行之估值計算。於評估投資物業之公平價值時，採用以可資比較物業之最近成交價格資料為基準之比較法。對面積、性質及地點相若之可資比較物業進行分析，以就資本價值達致公平比較。公平價值之調整收益為港幣669,460,000港元，已於本年度內之損益表確認。

用以評估經重估投資物業之遞延稅項結果之基準，乃反映本集團預期於各結算日收回該物業賬面值之方式所產生之稅項結果。就位於中國，持有而尚未決定未來用途之已平整土地而言，為計算遞延稅項，本公司管理層已作出最佳估計，按長遠計，已平整土地中有一半將以出售方式變現。因此，經重估投資物業相關部份之評稅基準及其賬面值之間的短期差額需繳交中國土地增值稅。

集團的投資物業乃於中國以中期租賃持有。

19. PROJECT UNDER DEVELOPMENT

19. 發展中項目

		2008 HK$'000 千港元	2007 HK$'000 千港元
Sea use rights	海域使用權	**1,631,465**	1,747,484
Development costs	發展成本	**1,649,574**	664,196
		3,281,039	2,411,680

The amount relates to a development project located in Jiangsu Province, the PRC. The Group is undergoing the reclamation of certain area of the sea. According to the sea use certificates, the sea use rights are granted for terms ranging from 49 to 50 years commencing 2004.

此金額與位於中國江蘇省之發展項目有關。本集團正將若干海域進行填海。根據海域使用權證，獲授之海域使用權之有效期為從2004年起由49年至50年不等。

20. PROPERTIES UNDER DEVELOPMENT

20. 發展中物業

		2008 HK$'000 千港元	2007 HK$'000 千港元
At 1 April, at cost	於4月1日，按成本	**127,190**	–
Expenditure incurred during the year *(Note)*	年內產生之開支*(附註)*	**218,467**	127,190
At 31 March, at cost	於3月31日，按成本	**345,657**	127,190
Represented by:	代表：		
Amount shown under non-current assets	列為非流動資產之金額	**172,031**	44,458
Amount shown under current assets	列為流動資產之金額	**173,626**	82,732
		345,657	127,190

The amount relates to certain property development projects located in Jiangsu Province, the PRC.

此金額與位於中國江蘇省之若干物業發展項目有關。

Note:

The expenditure included a payment for lease of land in Jiangsu Province of HK$7,369,000 (2007: HK$107,176,000), of which HK$7,369,000 (2007: HK$40,342,000) is shown as non-current assets.

附註：

開支包括租用位於江蘇省之土地所付款項7,369,000港元(2007：107,176,000港元)，其中7,369,000港元(2007：40,342,000港元)列為非流動資產。

21. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent land in the PRC and Hong Kong held under medium-term leases and are analysed for reporting purposes as follows:

21. 預付租賃款項

本集團之預付租賃款項指為於中國及香港根據中期租賃持有之土地，經分析作報告用途如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Leasehold land in Hong Kong	香港之租賃土地	**22,561**	23,136
Leasehold land outside Hong Kong	香港以外地區之租賃土地	**58,552**	46,598
		81,113	69,734
Analysed for reporting purposes as:	經分析作報告用途：		
Current assets	流動資產	**2,343**	1,766
Non-current assets	非流動資產	**78,770**	67,968
		81,113	69,734

22. GOODWILL

22. 商譽

		2008 HK$'000 千港元	2007 HK$'000 千港元
COST AND CARRYING AMOUNTS	成本及賬面值		
At 1 April	於4月1日	**61,646**	61,646
Arising on acquisition of subsidiaries	收購附屬公司時產生	**2,323**	–
At 31 March	於3月31日	**63,969**	61,646

For the purpose of impairment testing, the carrying amount of goodwill at 31 March 2008 has been allocated to management contracting and property development management's cash generating units ("CGUs").

就減值測試而言，商譽於2008年3月31日之賬面值乃撥入承建管理及樓宇開發管理之創現單位。

22. GOODWILL – continued

The recoverable amount of the above CGUs has been determined based on value in use calculations. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next two years and extrapolates cash flows for the following five years with a steady growth rate of 5%. The rate used to discount the forecast cash flows is 9%. The value in use calculations is calculated based on the budgeted gross margin, which is determined using the unit's past performance and management's expectations for the market development.

During the year ended 31 March 2008, management of the Group determines that there is no impairment of the CGUs.

22. 商譽 – 續

上述創現單位之可收回額乃按在用價值計算方法而釐定。本集團根據管理層所批准未來兩年之最新近財政預算編製出現金流預測，並推斷未來五年之現金流量以增長率5%穩定增長。預測現金流之折現率為9%。在用價值計算方法之依據為預算毛利率，乃以有關創現單位過往表現及管理層對市場發展之預期而釐定。

於2008年3月31日，本集團管理層認定該創現單位並無減值。

23. OTHER INTANGIBLE ASSETS

23. 其他無形資產

		Motor vehicles registration marks 汽車登記號碼 HK$'000 千港元 *(Note 附註a)*	Club membership in Hong Kong 於香港之會所會籍 HK$'000 千港元 *(Note 附註a)*	Premium on leasehold land 租賃土地之溢價 HK$'000 千港元 *(Note 附註b)*	Rights of operation 經營權 HK$'000 千港元 *(Note 附註c)*	Customer base 客戶基礎 HK$'000 千港元 *(Note 附註d)*	Know-how 技術訣竅 HK$'000 千港元 *(Note 附註e)*	Total 總計 HK$'000 千港元
COST	成本							
At 1 April 2006	於2006年4月1日	973	7,062	-	-	-	-	8,035
Disposal	出售	(115)	-	-	-	-	-	(115)
Arising on acquisition of business	收購業務時產生	-	-	9,210	35,923	2,032	-	47,165
Exchange realignment	匯兌調整	-	-	233	907	51	-	1,191
At 31 March 2007	於2007年3月31日	858	7,062	9,443	36,830	2,083	-	56,276
Additions	添置	-	-	-	-	-	**2,366**	**2,366**
Exchange realignment	匯兌調整	-	-	**921**	**3,593**	**204**	-	**4,718**
At 31 March 2008	於2008年3月31日	**858**	**7,062**	**10,364**	**40,423**	**2,287**	**2,366**	**63,360**
AMORTISATION	攤銷							
At 1 April 2006	於2006年4月1日	-	-	-	-	-	-	-
Provided for the year	年內計提	-	-	112	358	20	-	490
Exchange realignment	匯兌調整	-	-	-	10	1	-	11
At 31 March 2007	於2007年3月31日	-	-	112	368	21	-	501
Provided for the year	年內計提	-	-	**247**	**765**	**303**	**19**	**1,334**
Exchange realignment	匯兌調整	-	-	**24**	**79**	**19**	**1**	**123**
At 31 March 2008	於2008年3月31日	-	-	**383**	**1,212**	**343**	**20**	**1,958**
CARRYING VALUE	賬面值							
At 31 March 2008	於2008年3月31日	**858**	**7,062**	**9,981**	**39,211**	**1,944**	**2,346**	**61,402**
At 31 March 2007	於2007年3月31日	858	7,062	9,331	36,462	2,062	-	55,775

23. OTHER INTANGIBLE ASSETS - continued

Notes:

(a) The assets have indefinite useful life. The directors are of the opinion that the club membership and motor vehicles registration marks are worth at least their carrying amounts.

(b) The amount represents the premium paid on leasehold land in Wuhan, the PRC upon acquisition by the Group through the acquisition of the relevant business and the amount is to be amortised on the same basis as the related prepaid lease payments over 36 to 41 years.

(c) Rights of operation represent the fair value of rights to operate LPG business in Wuhan, the PRC. The rights of operation are amortised on a straight-line basis over the operation period of 50 years.

(d) Customer base represents the fair value of customers relationship acquired for LPG business through acquisition of business. The amortisation is provided on a straight-line basis over 10 years.

(e) Know-how represents fair value of technology know-how for motor vehicles to use LPG as fuel. The amortisation is provided on a straight-line basis over 10 years.

23. 其他無形資產－續

附註：

(a) 該等資產為無定限可使用年期。董事認為會所會籍及汽車登記號碼價值參考市場報價至少相等於其賬面值。

(b) 該金額代表集團在收購中國武漢市業務中有關之租賃土地之溢價，乃按與相關預付租賃款項相同之基準於36至41年內攤銷。

(c) 經營權代表在中國武漢市經營液化石油氣業務之權利之公平價值。經營權乃以直線法在經營期50年內攤銷。

(d) 客戶基礎代表透過收購業務所收購液化石油氣業務客戶關係之公平價值，乃以直線法在10年內攤銷。

(e) 技術訣竅代表以液化石油氣為燃料之汽車技術訣竅之公平價值，乃以直線法在10年內攤銷。

24. INTERESTS IN ASSOCIATES

24. 聯營公司權益

		2008 **HK$'000** **千港元**	2007 HK$'000 千港元
Cost of unlisted investments in associates, less impairment *(Note)*	投資非上市聯營公司之成本，扣除減值*(附註)*	**499,343**	503,716
Share of post-acquisition profits and reserves, net of dividends received	攤佔收購後溢利及儲備，扣除已收股息	**244,870**	206,518
		744,213	710,234

Note:

As at 31 March 2008 and 2007, the unlisted investment includes the Group's 45% equity interest in Nantong Port Group Limited ("Nantong Port Group"), which is a sino-foreign joint venture enterprise registered in the PRC. Nantong Port Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, Jiangsu Province, the PRC.

附註：

於2008年及2007年3月31日，非上市投資包含本集團於南通港口集團有限公司(「南通港口集團」)之45%權益。南通港口集團為一家於中國註冊之中外合資企業。南通港口集團主要於中國江蘇省南通港從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。

24. INTERESTS IN ASSOCIATES - continued

The financial year end date of Nantong Port Group is 31 December and its latest financial information that is available to the Group is in respect of its financial year ended 31 December 2007. Accordingly, the Group's share of results and interest in this principal associate at 31 March 2008 and 2007 is determined based on the net assets of the associate for the year ended and as at 31 December 2007 and 2006 respectively. No significant transaction or event is noted between the year end dates of the associate and of the Group.

Summarised financial information in respect of that associate is set out below:

24. 聯營公司權益－續

南通港口集團之財政年度結算日為12月31日，本集團可得之最新財務資料為截至2007年12月31日止財政年度者。因此，本集團於2008年及2007年3月31日攤佔該主要聯營公司之權益乃分別按該聯營公司於2007年及2006年12月31日之資產淨值計算。在該聯營公司之年結日至本集團之年結日期間並無得悉任何重大交易或事項。

有關該聯營公司之概述財務資料如下：

		Year ended 31.12.2007 截至2007年12月31日止年度 HK$'000 千港元	Period ended 31.12.2006 截至2006年12月31日止期間 HK$'000 千港元
Post acquisition result:	收購後業績：		
Turnover	營業額	**723,306**	129,383
Profit for the year/period	年／期內溢利	**75,632**	12,011
Group's share of profit	本集團攤佔溢利	**34,034**	5,405
Discount on acquisition of associate	收購聯營公司之負商譽	**-**	144,679
		34,034	150,084
Financial position:	財政狀況：		
Total assets	總資產	**3,196,920**	2,668,100
Total liabilities	總負債	**(1,632,973)**	(1,333,452)
Minority interests	少數股東權益	**(479)**	(364)
		1,563,468	1,334,284
Group's share of the associate's net assets	本集團攤佔聯營公司資產淨值	**703,560**	600,428

24. INTERESTS IN ASSOCIATES - continued

24. 聯營公司權益－續

The combined summarised financial information in respect of the Group's other associates is set out below:

有關本集團其他聯營公司之合併概述財務資料如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Financial position	財政狀況		
Total assets	總資產	**412,930**	451,533
Total liabilities	總負債	**(364,054)**	(272,901)
Minority interests	少數股東權益	**(2,214)**	(2,016)
Net assets	資產淨值	**46,662**	176,616
Group's share of associates' net assets	本集團攤佔聯營公司之資產淨值	**40,653**	109,806
Post-acquisition results	收購後業績		
Turnover	營業額	**890,943**	26,513
Profit for the year	年內溢利	**52,157**	150,795
Group's share of post-acquisition results of associates for the year	本集團攤佔聯營公司收購後年度業績	**22,296**	73,465

The Group has discontinued recognition of its share of losses of one of the associates. The accumulated recognised share of losses and the amount of profit for the year attributable to the Group (based on unaudited management accounts) are as follows:

本集團終止確認攤佔一家聯營公司之虧損。累計已確認攤佔虧損及本集團攤佔溢利金額（摘自未經審核管理賬目）如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Unrecognised share of profits of the associate for the year	未確認之攤佔聯營公司之年度溢利	**368**	1,591
Accumulated unrecognised share of losses of the associate	未確認攤佔聯營公司之累計虧損	**(50,632)**	(51,000)

Particulars of the Group's principal associates at 31 March 2008 and 2007 are set out in note 56(b).

本集團各主要聯營公司於2008年及2007年3月31日之詳情載列於附註56(b)。

25. INTERESTS IN JOINTLY CONTROLLED ENTITIES 25. 共同控制機構權益

		2008 HK$'000 千港元	2007 HK$'000 千港元
Cost of unlisted investments in jointly controlled entities	於共同控制機構非上市投資成本	**–**	–
Share of post-acquisition profits, net of dividends received	攤佔收購後之溢利，扣除已收股息	**1,987**	1,928
		1,987	1,928

The combined summarised financial information in respect of the Group's jointly controlled entities is set out below:

有關本集團共同控制機構之合併概要財務資料載列如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Total assets	總資產	**11,279**	11,437
Total liabilities	總負債	**(7,305)**	(7,580)
Net assets	資產淨值	**3,974**	3,857
Group's share of net assets of jointly controlled entities	本集團攤佔共同控制機構之資產淨值	**1,987**	1,928
Turnover	營業額	**–**	7,798
Profit (loss) for the year	年度溢利(虧損)	**117**	(1,283)
Group's share of profit (loss) of jointly controlled entities for the year	本集團攤佔共同控制機構之年度溢利（虧損）	**59**	(642)

Particulars of the Group's principal jointly controlled entity at 31 March 2008 and 2007 are set out in note 56(c).

本集團主要共同控制機構於2008年及2007年3月31日之詳情載列於附註56(c)。

26. AVAILABLE-FOR-SALE INVESTMENTS

26. 可供出售投資

		2008 HK$'000 千港元	2007 HK$'000 千港元
Listed equity securities	上市股本證券		
in Hong Kong	香港	**343**	732
in overseas	海外	**–**	580
		343	1,312
Unlisted equity securities	非上市股本證券		
in Hong Kong	香港	**738**	–
in overseas	海外	**56,635**	–
		57,373	–
		57,716	1,312
Represented by:	代表：		
Non-current	非流動	**1,081**	1,312
Current	流動	**56,635**	–
		57,716	1,312
Market value of listed securities	上市證券市值	**343**	1,312

The carrying amount of the overseas unlisted equity securities as at 31 March 2008 of HK$56,635,000 (2007: Nil) is measured at cost less impairment at the balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

海外非上市股本證券於2008年3月31日之賬面值56,635,000港元（2007：無）以成本減結算日之減值估量，乃因為並合理公平價值之幅度太大，本公司董事認為不能可靠估量。

27. LOANS RECEIVABLE

27. 應收貸款

		2008 HK$'000 千港元	2007 HK$'000 千港元
The amounts bear interest at the following rates:	有關款項為按以下利率計息：		
2% per annum *(Note)*	年利率2厘*(附註)*	**32,222**	30,956
15% per annum	年利率15厘	**18,000**	150,000
20% per annum	年利率20厘	**-**	30,000
Interest free	免息	**-**	1,508
Total amount	款項總額	**50,222**	212,464
Less: Amount due within one year shown under current assets	減：於一年內到期並列為流動資產之款項	**(18,000)**	(181,508)
Amount due after one year	一年後到期之款項	**32,222**	30,956
Analysed as:	分析為：		
Secured	有抵押	**18,000**	181,508
Unsecured	無抵押	**32,222**	30,956
		50,222	212,464

Movement in the allowance for doubtful debts:

呆賬撥備之變動：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Balance at beginning of the year	年初結餘	**4,773**	3,586
Impairment losses recognised on loans receivable	應收貸款之已確認減值虧損	**15,113**	-
Amounts recovered during the year	年內收回金額	**-**	(3,813)
Balance at end of the year	年末結餘	**19,886**	4,773

Note:

During the year ended 31 March 2007, the Group has subscribed for convertible bond with an aggregate face value of HK$36,858,000 issued by a company in which the substantial shareholder of the Company has significant influence. The coupon interest of the convertible bond is 2% per annum with maturity in June 2011. The amount recognised in loans receivable represent the debt element of the convertible bond and is determined using an effective interest rate of 6.47% per annum at initial recognition. The embedded derivative element of the convertible bond is separately accounted for as derivative financial instrument and stated in the consolidated balance sheet at fair value (see note 33).

附註：

於截至2007年3月31日止年度，本集團認購由本公司主要股東具有重大影響力之公司所發行，總賬面值36,858,000港元之可換股債券。可換股債券之票息率為年利率2厘，並於2011年6月到期。於應收貸款內確認之金額表示可換股債券之債項部份，於初次確認時以有效年利率6.47厘釐定。可換股債券之附帶衍生工具已予作為衍生金融工具分開入賬，並於綜合資產負債表內以公平價值列賬(見附註33)。

28. AMOUNTS DUE FROM RELATED COMPANIES

28. 應收關連公司款項

		2008 HK$'000 千港元	2007 HK$'000 千港元
Unsecured loans receivable:	無抵押應收貸款：		
Associates of ITC Corporation Limited ("ITC") *(Note (a))*	德祥企業集團有限公司（「德祥企業」）之聯營公司*(附註(a))*	**290,267**	–
Subsidiaries of ITC *(Note (a))*	德祥企業之附屬公司*(附註(a))*	**–**	141,401
		290,267	141,401
Other receivables:	其他應收款項：		
Associates of ITC *(Note (a))*	德祥企業之聯營公司*(附註(a))*	**6,478**	489
Subsidiaries of ITC *(Note (a))*	德祥企業之附屬公司*(附註(a))*	**8**	7,324
Other related companies *(Note (b))*	其他關連公司*(附註(b))*	**–**	885
Total, amount due within one year shown under current assets	於一年內到期並列作流動資產之款項總額	**296,753**	150,099

Notes:

(a) The companies are related companies of the Group as Dr Chan Kwok Keung, Charles ("Dr Chan"), a director of the Company, has significant influence over the companies. ITC is also the substantial shareholder of the Company.

The amounts are unsecured and interest free except for loans receivable of HK$102,261,000 (2007: HK$141,401,000) and HK$188,006,000 (2007: Nil) which bear variable interest rate at 2% over Hong Kong Best Lending Rate ("HKBLR") (i.e. 7.25% to 9.5%) and a fixed rate of 10.32% per annum, respectively.

(b) The balance as at 31 March 2007 represented loan and interest receivable of HK$885,000 from Parona Limited, a shareholder of an associate, in which certain close family members of a director of the Company, had an interest. The amount was secured by shares of the associate held by Parona Limited and interest free.

附註：

(a) 該等公司乃受本公司董事陳國強博士（「陳博士」）重大影響力之公司，故屬於本集團之關連公司。德祥企業亦為本公司之主要股東。

有關款項為無抵押及免息，惟應收貸款102,261,000港元（2007：141,401,000港元）及188,006,000港元（2007：無）則分別以港元最優惠借貸利率加2厘（即7.25厘至9.5厘）及年利率10.32厘之固定利息計息。

(b) 於2007年3月31日之結餘包括應收Parona Limited（聯營公司之一名股東，本公司其中一名董事之若干家庭成員擁有權益）之貸款及利息885,000港元。該金額以Parona Limited所持有聯營公司股份為抵押及免息。

29. AMOUNTS DUE FROM ASSOCIATES

29. 應收聯營公司款項

		2008 HK$'000 千港元	2007 HK$'000 千港元
Unsecured other receivables, interest free	其他無抵押應收款項，免息	**59,777**	70,314
Promissory note with face value of HK$117,000,000 carrying interest at 0.75% over HIBOR, secured by the shares of certain subsidiaries of an associate and wholly repayable on or before January 2009 *(Note)*	面值117,000,000港元的承兑票據以香港銀行同業拆息加0.75厘計息以一間聯營公司之若干附屬公司股份作抵押並須於2009年1月或之前清還 *(附註)*	**-**	117,000
		59,777	187,314

Note:

The effective interest rate was 5.17% for the year ended 31 March 2007. During the year, that associate had disposed of its property interests through disposal of its subsidiaries and certain proceeds were used to fully repay the amount due to the Group.

附註：

於截至2007年3月31日止年度之實際利率為5.17厘。年內，該聯營公司通過出售其附屬公司出售其物業權益且若干所得款被用作全數償還應付本集團之款項。

30. DEFERRED CONSIDERATION RECEIVABLE

As part of the consideration for the disposal of certain subsidiaries in previous years, deferred consideration of HK$15,000,000 is to be settled in cash by the purchaser under four annual instalments commencing from 30 October 2006. The amount is unsecured and interest free. The fair value of the deferred consideration at date of initial recognition is determined based on the estimated future cash flows discounted at 3% per annum.

The carrying amounts are analysed for reporting purpose as follows:

30. 應收遞延代價

作為往年出售多家附屬公司之代價之一部份，15,000,000港元之遞延代價將由收購人自2006年10月30日起四個年度分期以現金償清。此款項為無抵押及免息。於初始確認時遞延代價之公平價值乃根據按每年3%貼現估計未來現金流量而釐定。

賬面值(作報告目的)分析如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Non-current assets	非流動資產	**2,863**	6,597
Current assets (included in debtors, deposits and prepayments)	流動資產(列入應收賬款、訂金及預付款項)	**7,932**	3,932
		10,795	10,529

31. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

31. 應收(應付)客户合約工程款項

		2008 HK$'000 千港元	2007 HK$'000 千港元
Contracts in progress at the balance sheet date:	於結算日之在建工程：		
Contract costs incurred to date	現時已支出之工程費用	**47,493,394**	43,566,229
Recognised profits less recognised losses	經確認溢利減經確認虧損	**1,336,681**	1,217,200
		48,830,075	44,783,429
Less: Progress billings	減：進度付款	**(49,432,928)**	(45,598,340)
		(602,853)	(814,911)
Represented by:	來自：		
Amounts due from customers for contract works	應收客戶合約工程款項	**201,589**	223,637
Amounts due to customers for contract works	應付客戶合約工程款項	**(804,442)**	(1,038,548)
		(602,853)	(814,911)

32. DEBTORS, DEPOSITS AND PREPAYMENTS

32. 應收賬款、訂金及預付款項

		2008 HK$'000 千港元	2007 HK$'000 千港元
Debtors *(Note a)*	應收賬款*(附註a)*	**882,254**	813,035
Retentions held by customers for contract works *(Note b)*	合約工程客戶持有之保固金*(附註b)*	**511,560**	477,403
Interest-bearing advance *(Note c)*	計息借款*(附註c)*	**222,722**	176,753
Other receivable *(Note d)*	其他應收款項*(附註d)*	**133,038**	–
Prepayment on tax in connection with a former investment	與前投資有關之預付稅項	**159,653**	142,465
Deferred consideration receivables	應收遞延代價	**7,932**	3,932
Others	其他	**504,409**	297,102
		2,421,568	1,910,690

32. DEBTORS, DEPOSITS AND PREPAYMENTS – continued

The balance of debtors, deposits and prepayments is net of allowance for doubtful debts and the movement in the allowance for doubtful debts is as follows:

32. 應收賬款、訂金及預付款項－續

應收賬款、訂金及預付款項結餘乃扣除呆賬撥備，而呆賬撥備之變動如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Balance at beginning of the year	年初結餘	**37,686**	34,135
Impairment losses recognised on receivables	就應付賬款確認減值虧損	**234**	18,628
Amounts written off as uncollectible	因不能收回而撇銷之款項	**(1,818)**	(12,042)
Amounts recovered during the year	年內收回之款項	**(508)**	(3,035)
Exchange realignment	匯兌調整	**38**	–
Balance at end of the year	年末結餘	**35,632**	37,686

Notes:

(a) The Group's credit terms for its management contracting segment are negotiated at terms determined and agreed with its customers. Credit term for property leasing business is payable according to the agreements and the credit terms granted by the Group to other debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are debtors of approximately HK$882,254,000 (2007: HK$813,035,000) and their aged analysis is as follows:

附註：

(a) 本集團承建管理部門之信貸期乃與客戶磋商及同意而訂立。物業租賃業務之信貸期按協議而定，而本集團就其他應收賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項已計入約882,254,000港元(2007：813,035,000港元)之應收賬款，而其賬齡分析如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元 (restated) (重新列賬)
Within 90 days	90日內	**807,265**	744,690
More than 90 days and within 180 days	超過90日但於180日內	**16,366**	19,346
More than 180 days	超過180日	**58,623**	48,999
		882,254	813,035

As at 31 March 2008, included in the Group's debtor balances are debtors with aggregate carrying amount of HK$60,546,000 (2007: HK$72,341,000) which were past due at the balance sheet date for which the Group has not provided for impairment loss. There has not been significant change in credit quality and the directors of the Company considered the amounts are still recoverable. The Group does not hold any collateral over these balances.

於2008年3月31日，本集團之應收賬款中包括於結算日時已到期而本集團並無作出減值虧損撥備之總賬面值60,546,000港元(2007：72,341,000港元)。信貸質素並無重大變化，本公司董事認為款項可予收回。本集團並無就該結餘持有任何抵押品。

32. DEBTORS, DEPOSITS AND PREPAYMENTS – continued

Notes: – continued

(a) – continued

Ageing of debtors which are past due but not impaired

32. 應收賬款、訂金及預付款項－續

附註：－續

(a)－續

已到期但未予減值之應收賬款賬齡

		2008 HK$'000 千港元	2007 HK$'000 千港元
Within 90 days	90日內	**1,834**	7,911
More than 90 days and within 180 days	超過90日但於180日內	**89**	15,521
More than 180 days	超過180日	**58,623**	48,999
		60,546	72,431

At the respective balance sheet dates, the directors considered the debts not impaired nor past due are of good credit quality.

於各結算日，董事認為既未減值又無到期之負債具良好信貸質素。

(b) At 31 March 2008, an amount of approximately HK$249,651,000 (2007: HK$239,707,000) are expected to be recovered or settled after twelve months of the balance sheet date.

(b) 於2008年3月31日，約249,651,000港元（2007：239,707,000港元）預期將於結算日起十二個月後退清或結清。

(c) This represents advances made to an independent third party in previous years. The amount carries floating-rate interest at the benchmark lending rate as announced by the People's Bank of China plus 8% per annum which is approximately of 15.5% (2007: 14.4%) per annum during the year and is secured by certain properties interest in the PRC. Fair value of the relevant properties interest as at 31 March 2008 is approximately RMB422,752,000 (2007: RMB326,672,000) according to a valuation report issued by an independent property valuer.

(c) 此金額乃於往年向某獨立第三方借出之款項。款項於年內以浮動利率中國人民銀行不時公佈之貸款基準利率加8厘之年利率（即約為15.5厘）（2007：14.4厘）計息，並以若干位於中國之物業作抵保。根據由獨立物業估值師發出之估值報告，相關物業權益於2008年3月31日之公平價值約為人民幣422,752,000元（2007：人民幣326,672,000元）。

(d) The amount represented a receivable from a third party, which is also the convertible notes holder of the Company. The amount is non-interest bearing. During the year, the convertible notes holder has engaged the Company as an agent to look for any potential buyer to purchase the convertible notes of the Company from the convertible notes holder at a price not lower than RMB120,000,000. The receivable is secured by the convertible notes of the Company. The directors of the Company consider the Group will be able to identify a buyer to complete the transaction within twelve months of the balance sheet date and therefore the amount is classified as a current asset. As the Group currently has the custody of the convertible notes, the credit risk is considered as minimal.

(d) 此金額乃一應收第三方之款項，該第三方亦為本公司可換股票據之持有人。款項並不計息。年內，該可換股票據持有人聘請本公司為代理人，為該可換股票據持有人物色任何潛在買方，以不低於人民幣120,000,000元之價格，購買本公司之可換股票據。該應收款項以本公司之可換股票據為抵押。本公司董事認為，本公司可於結算日後十二個月內物色到買家完成交易，因此將該款項列為流動資產。由於本集團現時有該可換股票據之託管權，故信貸風險應屬極微。

33. CONVERSION OPTION EMBEDDED IN LOAN RECEIVABLE

The Group had subscribed a convertible bond and the conversion option is separated as derivative financial instrument and stated in the consolidated balance sheet at fair value. The fair value is calculated using option pricing model and the change in fair value had been recognised in the consolidated income statement.

33. 應收貸款附帶之換股權

本集團曾認購一份可換股債券，其換股權乃分開列作衍生金融工具，按公平價值計入綜合資產負債表。公平價值以期權定價模式計算，而其公平價值變動已於綜合收益表內確認。

34. INVESTMENTS HELD FOR TRADING

34. 持作買賣投資

		2008 **HK$'000** **千港元**	2007 HK$'000 千港元
Listed equity securities, at quoted bid price	上市股本證券，按買入報價		
in Hong Kong	香港	**35,080**	129,496
in overseas	海外	**26,175**	26,287
		61,255	155,783

35. DERIVATIVE FINANCIAL INSTRUMENTS

In May 2007, the Group has entered into a joint development agreement (the "Agreement") with an independent third party (the "joint venture partner") for a property development project in Shanghai (the "Property Interests"). Under the Agreement, the joint venture partner granted an unlisted equity call option to the Group at a consideration of RMB10,000,000 (equivalent to approximately HK$11,088,000). The Group has a right to acquire the Property Interests at a consideration of approximately RMB254,204,000 plus all development costs expended onto the Property Interests at any time from the date of the Agreement to the expiry of 10 working days upon issuance of report certifying 25% completion of the development of the Property Interests. The joint venture partner has a right to cancel the option by giving RMB20,000,000 (equivalent to HK$22,174,000) to the Group at anytime. The equity call option is measured at fair value at each balance sheet date, determined with reference to a valuation performed by independent valuer. In assessing the fair value of the option, the valuer use the comparison method to assess the underlying asset value of the Property Interests. The fair value of the option represented the lower of the compensation from the cancellation of option and the difference between fair value of the Property Interests and the exercise price of the option.

35. 衍生金融工具

於2007年5月，本集團就一位於上海之物業發展項目(「物業權益」)與一獨立第三方(「合資夥伴」)訂立共同發展協議(「該協議」)。根據該協議，合資夥伴以人民幣10,000,000元(相當於11,088,000港元)代價向本集團授出非上市股本認購期權。本集團有權由該協議日期起至發出報告證明該物業權益之發展已完成25%後滿10個營業日為止，隨時以人民幣254,204,000元代價(另加物業權益所用之全部發展成本)收購物業權益。合資夥伴有權隨時給予本集團人民幣20,000,000元(相當於22,174,000港元)取銷期權。股本認購期權於各結算日按公平價值估量，並按獨立估值師所作估值釐定。評估期權之公平價值時，估值師使用比較法，比較物業權益之相關資產價值。期權之公平價值乃取銷期權之賠償或物業權益公平價值與期權行使價之差額，以較低者為準。

36. PLEDGED BANK DEPOSITS, SHORT TERM BANK DEPOSITS AND BANK BALANCES AND CASH

Pledged bank deposits represent deposits pledged to banks to secure general banking facilities granted to the Group. Deposits amounting to HK$34,269,000 (2007: HK$42,601,000) have been pledged to secure general banking facilities with maturity within one year of the balance sheet date and are therefore classified as current assets.

The pledged bank deposits and short term bank deposits with maturity date of less than three months carry prevailing market interest rates ranging from 0.75% to 2.15% (2007: 2.5% to 4.5%) per annum. The bank balances carry interest rates ranging from nil to 1.15% (2007: nil to 3.0%) per annum.

36. 已抵押銀行存款、短期銀行存款及銀行結存及現金

已抵押銀行存款指為擔保授予本集團之一般銀行信貸而抵押予銀行之存款。為數34,269,000港元(2007：42,601,000港元)之存款已予抵押，作為須於結算日起一年內償還之一般銀行信貸之抵押，因而被列入流動資產。

已抵押銀行存款及到期日少於三個月之短期銀行存款附帶每年0.75%至2.15%(2007：2.5%至4.5%)之浮動利率。銀行結存附帶利率為每年零至1.15%(2007：零至3.0%)。

37. CREDITORS AND ACCRUED EXPENSES

The following is an analysis of creditors and accrued charges at the balance sheet date:

37. 應付賬款及應計開支

應付賬款及應計開支於結算日之分析如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Creditors aged:	應付賬款之賬齡：		
Within 90 days	90日內	**450,612**	329,211
More than 90 days and within 180 days	超過90日但於180 日內	**7,379**	8,230
More than 180 days	超過180日	**13,031**	13,585
		471,022	351,026
Accrual of withholding tax on dividend income and interest charges	就股息收入及利息開支之預繳預扣稅	**112,944**	100,785
Retentions held by the Group for contract works *(Note)*	本集團就合約工程持有之保固金 *(附註)*	**392,298**	320,800
Other payables due to suppliers in respect of capital additions	就資本添置之其他應付供應商款項	**404,886**	165,258
Other accruals	其他應計開支	**3,137**	3,394
Other payables	其他應付款項	**519,545**	216,727
		1,903,832	1,157,990

Note:

At 31 March 2008, an amount of approximately HK$124,995,000 (2007: HK$159,488,000) are expected to be paid or settled after more than twelve months from the balance sheet date.

附註：

於2008年3月31日，約124,995,000港元(2007：159,488,000港元)預期將於結算日起超過十二個月後還清或結清。

38. AMOUNTS DUE TO ASSOCIATES

The amounts are unsecured, interest free and repayable on demand.

38. 應付聯營公司款項

該等款項並無抵押、免息及須於要求時償付。

39. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest free and repayable on demand.

39. 應付少數股東款項

該等款項並無抵押、免息及須於要求時償付。

40. AMOUNTS DUE TO RELATED COMPANIES

40. 應付關連公司款項

		2008 HK$'000 千港元	2007 HK$'000 千港元
Unsecured loans payable bears interest at 2% over HKBLR per annum:	應付無抵押貸款按香港最優惠借貸年利率加2厘計息：		
Subsidiary of ITC	德祥企業之附屬公司	**70,000**	–
Associate of ITC	德祥企業之聯營公司	**50,000**	–
		120,000	–
Other payables:	其他應付款項：		
Associates of ITC	德祥企業之聯營公司	**9,571**	–
Subsidiary of ITC	德祥企業之附屬公司	**3,480**	–
		133,051	–

Note:

The above companies are related companies of the Group as ITC has significant influence over the companies and they are under common directorship. ITC is the substantial shareholder of the Company.

The amounts are unsecured, repayable on demand and interest free except for loans payable of HK$120,000,000 (2007: Nil) which bear variable interest rate at 2% over HKBLR (ie. 7.25% to 9.5%).

附註：

該等公司乃受德祥企業重大影響力及與德祥企業有共同之董事之公司，故屬於本集團之關連公司。德祥企業為本公司之主要股東。

有關款項為無抵押、須於要求時償還及免息，惟應付貸款120,000,000港元（2007：無）則以浮動利率香港最優惠借貸利率加2厘計息（即7.25%至9.5%）。

41. BANK AND OTHER BORROWINGS

41. 銀行及其他借款

		2008 HK$'000 千港元	2007 HK$'000 千港元
Bank and other borrowings comprise:	銀行及其他借款包括：		
Bank loans	銀行貸款	**1,779,449**	943,554
Other loans	其他貸款	**26,159**	60,151
Bank overdrafts	銀行透支	**–**	20,432
		1,805,608	1,024,137
Analysed as:	分析為：		
Secured	有抵押	**1,225,901**	644,968
Unsecured	無抵押	**579,707**	379,169
		1,805,608	1,024,137
The bank and other borrowings are repayable as follows:	銀行及其他借款償還期如下：		
Within one year or on demand	一年內或按通知	**839,410**	597,386
More than one year, but not exceeding two years	超過一年，但不逾兩年	**305,379**	116,157
More than two years, but not exceeding three years	超過兩年，但不逾三年	**224,891**	11,551
More than three years, but not exceeding four years	超過三年，但不逾四年	**198,936**	64,481
More than four years, but not exceeding five years	超過四年，但不逾五年	**95,528**	74,481
More than five years	超過五年	**141,464**	160,081
		1,805,608	1,024,137
Less: Amount due within one year or on demand shown under current liabilities	減：一年內到期或按通知及列作流動負債之款項	**(839,410)**	(597,386)
Amount due after one year	一年後到期之款項	**966,198**	426,751

The above bank borrowings include fixed-rate borrowings of approximately HK$209,534,000 (2007: HK$161,616,000) repayable within one year carrying interest ranging from 6.39% to 8.96% (2007: 6.12% to 7.344%) per annum.

上述銀行借款包括約209,534,000港元(2007：161,616,000港元)以之定息借款，須於一年內償還，並按介乎6.39%至8.96%(2007：6.12%至7.344%)之實際年利率計息。

The remaining bank borrowings carry floating-rate interest ranging from 2.25% to 7.94% (2007: 4.67% to 7.75%) per annum.

其餘銀行借款以浮動利率計息，年利率由2.25%至7.94%(2007：4.67% 至7.75%)計息。

42. CONVERTIBLE NOTES PAYABLE

During the year, the Company issued zero coupon convertible notes with an aggregate principal amount of HK$121,521,000 for settlement of the consideration for the LPG assets acquired during the year ended 31 March 2007. The convertible notes are denominated in Hong Kong dollars. The notes entitled the holders to convert them into ordinary shares of the Company at any time between 15th day after the date of issue of the notes and 15 days prior to their respective maturity dates on 18 April 2010 and 31 May 2010 at a conversion price of HK$4.25 per share subject to anti-dilutive adjustment in accordance with the agreement. If the notes are not converted, they will be redeemed on maturity date at 114.167% of the principal amount of the notes outstanding. The Company may at any time and from time to time purchase the convertible notes at any price as agreed between the Company and the noteholder. The effective interest rate of the liability component of notes issued on 19 April 2007 and 1 June 2007 are 7.02% and 7.58%, respectively.

The movement of the liability component of the convertible notes for the year is set out below:

42. 應付可換股票據

於本年度內，本公司發行總面值為121,521,000港元之零息可換股票據，以償還截至2007年3月31日止年度內已收購液化石油氣資產之代價。可換股票據以港元計價。票據賦予票據持有人權利，可於票據發行日期後第十五日至其各自之到期日(2010年4月18日及2010年5月31日)前十五日期間內隨時按每股4.25港元(可根據協議予以反攤薄性的調整)之兑換價將票據轉換為本公司之普通股。倘票據尚未兑換，將於到期日按未行使票據本金額之114.167%贖回。本公司可於任何時間及不時以本公司及票據持有人同意之任何價格購買該可換股票據。2007年4月19日及2007年6月1日發行之票據之負債部分之有效利率分別為7.02%及7.58%。

年內可換股票據之負債部分之變動如下：

		2008 HK$'000 千港元
Issued during the year	年內已發行	**113,039**
Interest charge	利息支出	**7,512**
Carrying amount at the end of the year	年末賬面值	**120,551**

43. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior years:

43. 遞延稅項

以下是本年度及以往年度可識別的遞延稅項負債（資產），以及其變動情況：

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	Tax losses 稅項虧損 HK$'000 千港元	Recognition of contracting income 確認合約收入 HK$'000 千港元	Fair value adjustment on investment properties 投資物業公平價值調整 HK$'000 千港元	Fair value adjustment on project under development 發展中項目公平價值調整 HK$'000 千港元	Fair value adjustments on certain non-current assets 若干非流動資產公平價值調整 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2006	於2006年4月1日	3,761	(1,905)	(1,856)	-	900,000	-	900,000
Exchange realignment	匯兌調整	-	-	-	-	82,156	709	82,865
On acquisition of a business	收購業務	-	-	-	-	-	28,212	28,212
Change in tax rate credited to income statement	稅率變更撥入收益表	-	-	-	-	(55,952)	(6,714)	(62,666)
Charge (credit) to income statement	收益表之扣減（撥入）	1,484	(2,253)	769	-	-	(487)	(487)
At 31 March 2007	於2007年3月31日	5,245	(4,158)	(1,087)	-	926,204	21,720	947,924
Exchange realignment	匯兌調整	-	-	-	15,105	90,362	2,061	107,528
Transfer	轉撥	-	-	-	132,715	(132,715)	-	-
(Credit) charge to income statement	收益表之（撥入）扣減	(32)	(242)	274	274,934	-	(1,026)	273,908
At 31 March 2008	於2008年3月31日	5,213	(4,400)	(813)	422,754	883,851	22,755	1,329,360

At 31 March 2008, the Group has unused tax losses of approximately HK$942,000,000 (2007: HK$1,001,000,000) available for offset against future taxable profits. A deferred tax asset has been recognised in respect of approximately HK$25,000,000 (2007: HK$24,000,000) of such losses. No deferred tax asset in respect of the remaining tax losses has been recognised due to the unpredictability of future profit streams on those subsidiaries. The unused tax losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was approximately HK$21,000,000 (2007: Nil). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

於2008年3月31日，本集團有未使用稅務虧損942,000,000港元（2007：1,001,000,000港元）可用於抵消將來的應稅利潤。故已就約25,000,000港元之虧損（2007：24,000,000港元）確認遞延稅項資產。由於難以預測該等附屬公司將來盈利之確切趨向，因而並無就其餘虧損確認遞延稅項資產。未使用之稅務虧損可無限期地結轉。

於結算日，附屬公司與未分派盈利有關而尚未確認遞延稅項負債之臨時差異總額約為21,000,000港元（2007：無）。由於本集團可控制撥回該等臨時差額，惟該等臨時差額有可能在可見將來不予撥回，因而並無就該等差額確認遞延稅項負債。

44. SHARE CAPITAL

44. 股本

		Number of shares 股份數目	Value 金額 HK$'000 千港元
Ordinary shares of HK$0.10 each	每股面值0.10港元之普通股		
Authorised:	法定：		
At 1 April 2006, 31 March 2007 and 31 March 2008	於2006年4月1日、2007年3月31日及2008年3月31日	**3,000,000,000**	**300,000**
Issued and fully paid:	已發行及繳足股款：		
At 1 April 2006	於2006年4月1日	1,378,799,910	137,880
Issue of new shares	發行新股	68,500,000	6,850
Issue of new shares pursuant to scrip dividend schemes	根據以股代息計劃發行新股	9,838,497	984
Issue of shares under share option scheme	根據購股權計劃發行股份	36,575,000	3,657
Shares repurchased	購回股份	(2,000,000)	(200)
At 31 March 2007	2007年3月31日	1,491,713,407	149,171
Issue of new shares pursuant to scrip dividend schemes	根據以股代息計劃發行新股	**6,594,110**	**659**
Issue of shares under share option scheme	根據購股權計劃發行股份	**10,620,000**	**1,062**
Shares repurchased	購回股份	**(1,834,000)**	**(183)**
At 31 March 2008	2008年3月31日	**1,507,093,517**	**150,709**

During the year, the following changes in the Company's share capital took place:

(a) Pursuant to the scrip dividend schemes which were announced by the Company on 11 October 2007 and 21 January 2008, the Company issued 5,647,266 (2007: 6,523,256) and 946,844 (2007: 3,315,241) new ordinary shares of HK$0.1 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31 March 2007 and the interim dividend for the six months ended 30 September 2007 respectively. These shares rank pari passu with the then existing shares in all respects.

年內，本公司之股本出現下列變動：

(a) 根據本公司於2007年10月11日及2008年1月21日公布之以股代息計劃，本公司分別發行5,647,266股(2007：6,523,256股)及946,844股(2007：3,315,241股)每股面值0.1港元之本公司新普通股予選擇收取股份，以代替截至2007年3月31日止年度之末期股息及截至2007年9月30日止六個月之中期股息之股東。此等股份在各方面與當時已有股份具相同地位。

44. SHARE CAPITAL - continued

(b) During the year, the Company issued 10,620,000 ordinary shares of HK$0.10 each at the subscription price ranging from HK$1.50 to HK$3.00 under the share option scheme of the Company.

(c) The Company repurchased a total of 1,834,000 ordinary shares through the Hong Kong Stock Exchange as follows:

44. 股本－續

(b) 年內，本公司根據本公司之購股權計劃按介乎1.50港元至3.00港元之認購價發行10,620,000股每股面值0.10港元之普通股。

(c) 本公司曾於香港聯交所購回合共1,834,000股普通股如下：

Month of purchase 購回月份		Ordinary shares of HK$0.1 each 每股面值0.1港元之普通股	Price per share 每股價格 Highest 最高價 HK$ 港元	 Lowest 最低價 HK$ 港元	Aggregate consideration paid 已付代價總額 HK$'000 千港元
July 2007	2007年7月	**1,834,000**	**3.48**	**3.42**	**6,137**

45. SHARE-BASED PAYMENT TRANSACTIONS

On 27 August 2002, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The Share Option Scheme will remain in force for a period of ten years from that date.

Under the Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of the Company's shares.

45. 以股份支付款項之交易

於2002年8月27日，本公司採納新購股權計劃(「購股權計劃」)，以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士，本集團任何成員公司或任何投資機構之諮詢人、顧問或代理(「合資格人士」)提供激勵或報酬。購股權計劃將自該日起維持有效十年。

根據購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：至少為(i)根據上市規則不時允許之認購價；及(ii)本公司股份之面值。

45. SHARE-BASED PAYMENT TRANSACTIONS - continued

The maximum number of shares which may initially be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option scheme(s) adopted by the Company must not in aggregate exceed 10% of the total number of issued shares of the Company as at its adoption date, i.e. 103,674,492 shares. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the foregoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time. Pursuant to an ordinary resolution passed at the annual general meetings of the Company in 2003, 2004, 2005 and 2006, the 10% scheme limit was refreshed to 10% of the total number of issued shares of the Company as at the respective date of such meetings. Pursuant to an ordinary resolution passed at the Company's annual general meeting held on 20 September 2007, the 10% scheme limit was further refreshed to 149,780,440 representing 10% of the total number of issued shares of the Company as at the date of such meeting.

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the Share Option Scheme and any other share option scheme(s) of the Company (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5,000,000 must be approved by the shareholders of the Company in general meeting in advance.

45. 以股份支付款項之交易－續

根據購股權計劃及本公司所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過本公司於採納日期已發行股份總數之10%，即103,674,492股。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，合共最多不得超過不時已發行股份總數之30%。根據本公司於2003年、2004年、2005年及2006年舉行之本公司股東週年大會上通過之普通決議案，該限額已更新至於該等大會各自日期本公司已發行股份數目之10%。根據本公司於2007年9月20日舉行之本公司股東週年大會上通過之普通決議案，該限額已進一步更新至149,780,440股股份，即本公司於該大會日期已發行股份數目之10%。

於任何十二個月期間，根據購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權（包括已行使、已註銷及未行使購股權）所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士（定義見上市規則）放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士（定義見上市規則）授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

45. SHARE-BASED PAYMENT TRANSACTIONS – continued

(a) Details of the share options granted on 28 December 2004 to certain directors and advisors of the Company under the Share Option Scheme and movements in such holdings during the year are as follows:

45. 以股份支付款項之交易－續

(a) 本公司於2004年12月28日根據購股權計劃向本集團之若干董事及諮詢人授出之購股權之詳情及於年內之變動如下：

			Number of shares of the Company to be issued upon exercise of the share options 購股權行使時將予發行之本公司股份數目				
Date of grant 授出日期	Exercise period 行使期	Exercise price per share 每股行使價 HK$ 港元	Outstanding at 1.4.2006 於1.4.2006 尚未行使	Exercised during the year 年內行使	Outstanding at 31.3.2007 於31.3.2007 尚未行使	Exercised during the year 年內行使	Outstanding at 31.3.2008 於31.3.2008 尚未行使
28.12.2004	28.12.2004 to 26.8.2012	1.24*	22,100,000	(13,650,000)	8,450,000	-	8,450,000
28.12.2004	28.12.2004 to 26.8.2012	1.50*	22,100,000	(9,520,000)	12,580,000	(350,000)	12,230,000
			44,200,000	(23,170,000)	21,030,000	(350,000)	20,680,000

* Pursuant to the ordinary resolution passed by the Company's shareholders at the special general meeting held on 14 February 2006, the Company repriced the share options by a reduction of the exercise price by HK$0.70 per share to take into account of the payment of a special cash dividend of HK$0.70 per share during the year ended 31 March 2006.

* 根據本公司股東於2006年2月14日所舉行股東特別大會上通過之普通決議案，本公司因於截至2006年3月31日止年度支付每股0.70港元之特別股息而重訂購股權價格，方法為將每股行使價削減0.70港元。

45. SHARE-BASED PAYMENT TRANSACTIONS – continued

(b) Details of the share options granted to certain directors, employees and advisors of the Group under the Share Option Scheme during the period from 1 April 2006 to 31 March 2008 and movements in such holdings are as follows:

45. 以股份支付款項之交易－續

(b) 本公司根據購股權計劃向本集團之若干董事、僱員及諮詢人授出之購股權詳情及於2006年4月1日至2008年3月31日期間之變動如下：

Type 類別	Date of grant 授出日期	Vesting date 歸屬日期	Exercise period 行使期	Exercise price per share 每股行使價 HK$ 港元	Outstanding at 1.4.2006 於1.4.2006尚未行使	Granted during the year ended 31.3.2007 截至31.3.2007止年度授出	Exercised during the year ended 31.3.2007 截至31.3.2007止年度行使	Lapsed during the year ended 31.3.2007 截至31.3.2007止年度失效	Outstanding at 31.3.2007 於31.3.2007尚未行使	Granted during the year ended 31.3.2008 截至31.3.2008止年度授出	Exercised during the year ended 31.3.2008 截至31.3.2008止年度行使	Lapsed during the year ended 31.3.2008 截至31.3.2008止年度失效	Outstanding at 31.3.2008 於31.3.2008尚未行使
					Number of shares of the Company to be issued upon exercise of the share options 購股權行使時將予發行之本公司股份數目								
(i)	6.2.2006	6.2.2006	6.2.2006 to 5.2.2007	1.78	8,311,000	-	(8,286,000)	(25,000)	-	-	-	-	-
(ii)	6.2.2006	6.2.2007	6.2.2007 to 5.2.2008	2.50	8,325,000	-	(895,000)	(275,000)	7,155,000	-	(1,449,000)	(5,706,000)	-
(iii)	6.2.2006	6.2.2008	6.2.2008 to 5.2.2009	3.00	8,325,000	-	-	(650,000)	7,675,000	-	-	(75,000)	7,600,000
(iv)	6.2.2006	6.2.2009	6.2.2009 to 5.2.2010	3.50	8,325,000	-	-	(650,000)	7,675,000	-	-	(75,000)	7,600,000
(v)	24.3.2006	24.3.2006	24.3.2006 to 5.2.2007	2.325	3,000,000	-	(2,874,000)	(126,000)	-	-	-	-	-
(vi)	24.3.2006	6.2.2007	6.2.2007 to 5.2.2008	2.50	3,000,000	-	(50,000)	-	2,950,000	-	(1,421,000)	(1,529,000)	-
(vii)	24.3.2006	6.2.2008	6.2.2008 to 5.2.2009	3.00	3,000,000	-	-	-	3,000,000	-	-	(375,000)	2,625,000
(viii)	24.3.2006	6.2.2009	6.2.2009 to 5.2.2010	3.50	3,000,000	-	-	-	3,000,000	-	-	(375,000)	2,625,000
(ix)	8.9.2006	8.9.2006	8.9.2006 to 7.9.2007	2.48	-	4,600,000	-	-	4,600,000	-	(4,600,000)	-	-
(x)	8.9.2006	8.9.2007	8.9.2007 to 7.9.2008	2.48	-	4,600,000	-	-	4,600,000	-	-	-	4,600,000
(xi)	8.9.2006	8.9.2008	8.9.2008 to 7.9.2009	2.48	-	4,600,000	-	-	4,600,000	-	-	-	4,600,000
(xii)	8.9.2006	8.9.2006	8.9.2006 to 26.8.2012	2.43	-	1,300,000	-	-	1,300,000	-	-	-	1,300,000
(xiii)	8.9.2006	8.9.2006	8.9.2006 to 7.9.2007	2.43	-	4,750,000	(1,300,000)	-	3,450,000	-	(2,550,000)	(900,000)	-
(xiv)	8.9.2006	1.8.2007	1.8.2007 to 31.7.2008	2.43	-	1,500,000	-	-	1,500,000	-	-	-	1,500,000
(xv)	8.9.2006	1.8.2008	1.8.2008 to 31.7.2009	2.43	-	1,500,000	-	-	1,500,000	-	-	-	1,500,000
(xvi)	8.9.2006	1.8.2007	1.8.2007 to 31.7.2008	3.00	-	1,500,000	-	-	1,500,000	-	-	-	1,500,000
(xvii)	8.9.2006	1.8.2008	1.8.2008 to 31.7.2009	3.50	-	1,500,000	-	-	1,500,000	-	-	-	1,500,000
(xviii)	8.9.2006	8.9.2007	8.9.2007 to 7.9.2008	3.00	-	2,750,000	-	-	2,750,000	-	-	(900,000)	1,850,000
(xix)	8.9.2006	8.9.2008	8.9.2008 to 7.9.2009	3.50	-	2,000,000	-	-	2,000,000	-	-	(1,200,000)	800,000
(xx)	6.2.2007	6.2.2007	6.2.2007 to 26.8.2012	3.00	-	1,300,000	-	-	1,300,000	-	-	-	1,300,000
(xxi)	6.2.2007	6.2.2007	6.2.2007 to 5.2.2008	4.00	-	2,500,000	-	-	2,500,000	-	-	(2,500,000)	-
(xxii)	6.2.2007	6.2.2007	6.2.2007 to 5.2.2008	3.00	-	1,020,000	-	-	1,020,000	-	(250,000)	(770,000)	-
(xxiii)	6.2.2007	6.2.2008	6.2.2008 to 5.2.2009	3.00	-	1,190,000	-	-	1,190,000	-	-	-	1,190,000
(xxiv)	6.2.2007	6.2.2009	6.2.2009 to 5.2.2010	3.50	-	1,190,000	-	-	1,190,000	-	-	-	1,190,000
(xxv)	30.4.2007	1.8.2007	1.8.2007 to 30.4.2008	3.50	-	-	-	-	-	1,500,000	-	-	1,500,000
(xxvi)	15.5.2007	15.5.2007	15.5.2007 to 14.5.2008	3.50	-	-	-	-	-	9,000,000	-	-	9,000,000
(xxvii)	15.5.2007	15.5.2007	15.5.2007 to 14.5.2009	3.50	-	-	-	-	-	6,000,000	-	-	6,000,000
(xxviii)	1.8.2007	1.8.2007	1.8.2007 to 31.7.2008	3.50	-	-	-	-	-	550,000	-	-	550,000
(xxix)	1.8.2007	1.8.2008	1.8.2008 to 31.7.2009	4.00	-	-	-	-	-	450,000	-	-	450,000
(xxx)	1.8.2007	1.8.2009	1.8.2009 to 31.7.2010	4.50	-	-	-	-	-	450,000	-	-	450,000
(xxxi)	18.9.2007	18.9.2007	18.9.2007 to 17.9.2008	3.546	-	-	-	-	-	3,900,000	-	-	3,900,000
(xxxii)	18.9.2007	18.9.2008	18.9.2008 to 17.9.2009	3.546	-	-	-	-	-	3,900,000	-	-	3,900,000
(xxxiii)	18.9.2007	18.9.2009	18.9.2009 to 17.9.2010	3.546	-	-	-	-	-	3,900,000	-	-	3,900,000
(xxxiv)	11.10.2007	11.10.2007	11.10.2007 to 10.10.2008	3.00	-	-	-	-	-	250,000	-	-	250,000
(xxxv)	11.10.2007	11.4.2008	11.4.2008 to 10.10.2008	3.00	-	-	-	-	-	150,000	-	-	150,000
(xxxvi)	11.10.2007	11.10.2008	11.10.2008 to 10.10.2009	3.50	-	-	-	-	-	150,000	-	-	150,000
(xxxvii)	11.10.2007	11.10.2009	11.10.2009 to 10.10.2010	4.00	-	-	-	-	-	200,000	-	-	200,000
					45,286,000	37,800,000	(13,405,000)	(1,726,000)	67,955,000	30,400,000	(10,270,000)	(14,405,000)	73,680,000
Exercisable at the end of the year	年底時可予行使								25,275,000				44,665,000

45. SHARE-BASED PAYMENT TRANSACTIONS - continued

(b) – continued

During the year, the Company granted 30,400,000 share options to directors and employees at exercise prices ranging from HK$3.00 to HK$4.50. The fair value of the share options granted during the year is approximately HK$9,125,000. The share options granted are subject to vesting conditions from zero to two years.

The fair values determination at the grant date were carried out by RHL Appraisal Limited using the Black-Scholes Option Pricing Model (the "Model"). The key inputs into the Model were summarised as follows:

45. 以股份支付款項之交易－續

(b) – 續

年內，本公司以介乎3.00港元至4.50港元之行使價授出30,400,000份購股權予股東及僱員。於年內所授出購股權之公平價值約9,125,000港元。所授出購股權受制於零至兩年之歸屬期。

公平價值於授出日期之估值，乃由永利行評值顧問有限公司參照該模式進行。該模式之輸入值總結如下：

Options granted during the year 年內授出之購股權

		Type類別 (xxv)	Type類別 (xxvi) (Note) (附註)	Type類別 (xxvii) (Note) (附註)	Type類別 (xxviii)	Type類別 (xxix)	Type類別 (xxx)	Type類別 (xxxi)	Type類別 (xxxii)	Type類別 (xxxiii)	Type類別 (xxxiv)	Type類別 (xxxv)	Type類別 (xxxvi)	Type類別 (xxxvii)
Closing share price at date of grant (HK$)	授出日期之股份收市價 (港元)	3.47	3.39	3.39	3.30	3.30	3.30	2.98	2.98	2.98	3.00	3.00	3.00	3.00
Expected volatility	預期波幅	45%	45%	45%	41%	41%	41%	41%	41%	41%	41%	41%	41%	41%
Expected life (year)	預期壽命 (年)	1	1	2	1	2	3	1	2	3	1	1	2	3
Risk-free interest rate	無風險利率	3.942%	3.870%	3.880%	3.880%	3.959%	4.105%	3.840%	3.837%	3.898%	3.710%	3.710%	3.798%	3.881%
Expected annual dividend yield	預期年度股息回報率	0.86%	0.88%	0.88%	0.91%	0.91%	0.91%	1.01%	1.01%	1.01%	1.00%	1.00%	1.00%	1.00%
Fair value per share option (HK$)	每股購股權之公平價值 (港元)	0.703	0.590	-	0.497	0.591	0.667	0.323	0.548	0.725	0.522	0.522	0.571	0.616

Note: Included in type (xxvi) and type (xxvii) are 8,000,000 and 6,000,000 options, respectively, granted to advisors of the Group for which services are not yet received before the balance sheet date.

附註： 類別(xxvi)及(xxvii)分別包含8,000,000及6,000,000份向本集團顧問授出之購股權，於結算日前尚未獲得其服務。

The expected volatility used in the Model was determined by using the annualised standard derivation of the continuously compounded rate of return on the ordinary shares of the Company. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability and behavioural considerations.

本模式所用之預期波幅，乃利用本公司普通股之連續複利回報率之年度化標準差釐定。由於非透明性質及行為上考慮之影響，本模式所用之預期壽命，已根據管理層之推測予以調整。

45. SHARE-BASED PAYMENT TRANSACTIONS - continued

The amount of cost of share options charged to the consolidated income statement during the year was HK$15,170,000 (2007: HK$21,995,000).

In respect of the share options granted during the year, the closing share price immediately before date of grant is ranged from HK$2.90 to HK$3.49.

In respect of the 10,620,000 share options exercised during the year, the weighted average share price at the date of exercise is HK$3.26 and the weighted average closing price at the date immediately before exercise date is HK$3.25.

There was no consideration received during the year from Eligible Persons for taking up the options granted.

Share option scheme of Paul Y. Engineering Group Limited ("PYE")

On 7 September 2005, PYE adopted a share option scheme (the "PYE Scheme") for the purpose of providing incentive or reward to any employees, executives or directors of PYE and its subsidiaries or any invested entity and any consultant, adviser or agent of any member of PYE and its subsidiaries or any invested entity, who have contributed or will contribute to the growth and development of PYE and its subsidiaries or any invested entity ("PYE Eligible Person"). The PYE Scheme will remain in force for a period of ten years from that date.

Under the PYE Scheme, the directors of PYE may at their discretion grant options to any PYE Eligible Person to subscribe for shares in PYE. Consideration to be paid on each grant of option is HK$1.00. The directors of PYE may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the PYE Scheme. The exercise price is determined by the directors of PYE and will be at least the higher of: (i) the subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of the shares of PYE.

45. 以股份支付款項之交易－續

年內綜合收益表扣減之購股權成本金額為15,170,000港元(2007：21,995,000港元)。

年內授出之購股權，於緊接授出當日之前一日之股份收市價介乎2.90港元至3.49港元之間。

年內行使之10,620,000份購股權，於行使當日之加權平均股價為3.26港元，於緊接行使當日之前一日之加權平均股價為3.25港元。

並無因合資格人士接納獲授之購股權而收到任何代價。

保華建業集團有限公司(「保華建業」)之購股權計劃

於2005年9月7日，保華建業採納一項購股權計劃(「保華建業購股權計劃」)，以向對或將會對保華建業及其附屬公司或任何投資機構作出貢獻之保華建業及其附屬公司或任何投資機構之任何僱員、行政人員或董事或任何投資機構及保華建業及其附屬公司任何成員公司或任何投資機構之顧問、諮詢人或代理(「保華建業合資格人士」)提供激勵或報酬。保華建業購股權計劃將自該日起維持有效十年。

根據保華建業購股權計劃，保華建業董事可酌情向任何保華建業合資格人士授出購股權，以認購保華建業之股份，每股接納授出之購股權需支付每股1.00港元之代價。保華建業董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自保華建業購股權計劃獲採納當日起計十年。行使價由保華建業董事以下列較高者而釐定：至少為(i)根據上市規則不時允許之認購價；及(ii)保華建業股份之面值。

45. SHARE-BASED PAYMENT TRANSACTIONS – continued

Share option scheme of Paul Y. Engineering Group Limited ("PYE") – continued

The maximum number of shares that may initially be issued upon the exercise of all options to be granted under the PYE Scheme and any other share option scheme(s) adopted by PYE must not in aggregate exceed 10% of the total number of issued shares of PYE, i.e. 57,669,939 shares of PYE, as at its adoption date. Subject to the approval of the shareholders of PYE in general meeting, the limit may be refreshed to 10% of the total number of shares of PYE in issue as at the date of approval by the shareholders of PYE in general meeting. Notwithstanding the forgoing, the maximum number of shares of PYE which may be issued upon exercise of all outstanding options granted and yet to be exercised under the PYE Scheme and any other share option scheme(s) of PYE must not in aggregate exceed 30% of the total number of shares of PYE in issue from time to time. Pursuant to an ordinary resolution passed at PYE's annual general meeting held on 4 September 2007, the 10% scheme limit was refreshed to 59,159,910, representing 10% of the total number of issued shares of PYE as at the date of such meeting.

The maximum number of shares of PYE in respect of which options may be granted to each PYE Eligible Person under the PYE Scheme and any other share option scheme(s) of PYE (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares of PYE in issue from time to time unless such grant has been duly approved by shareholders of PYE in general meeting at which the PYE Eligible Person and his associate (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director of PYE or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of the total number of shares of PYE in issue and have an aggregate value exceeding HK$5,000,000 must be approved by the shareholders of PYE in general meeting in advance.

45. 以股份支付款項之交易－續

保華建業集團有限公司(「保華建業」)之購股權計劃－續

因保華建業購股權計劃及保華建業所採納任何其他購股權計劃可予授出之購股權獲行使而初步可予發行之股份數目上限，合共不得超過保華建業於採納日期已發行股份總數之10%，即57,669,939股保華建業股份。如獲得保華建業股東在股東大會上批准，該限額可更新為保華建業股東在股東大會上批准當日保華建業已發行股份總數之10%。儘管如此，已根據保華建業購股權計劃或保華建業任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之保華建業股份總數，合共最多不得超過不時已發行保華建業股份總數之30%。根據2007年9月4日舉行之保華建業股東週年大會上通過之一項普通決議案，10%之計劃限額乃更新為59,159,910股，佔於該大會日期保華建業已發行股份總數之10%。

於任何十二個月期間，根據保華建業購股權計劃及保華建業任何其他購股權計劃可授予任何合資格人士之購股權(包括已行使、已註銷及未行使購股權)所涉及之保華建業股份數目，最多不得超過不時已發行保華建業股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士(定義見上市規則)放棄投票之股東大會上獲得保華建業股東正式批准，則不受此限。於任何十二個月期間內向每位保華建業主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授出購股權時，若所授出購股權所涉及之股份超過已發行保華建業股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得保華建業股東在股東大會上批准。

45. SHARE-BASED PAYMENT TRANSACTIONS – continued

Share option scheme of Paul Y. Engineering Group Limited ("PYE") – continued

Details of movements in share options of PYE granted under the PYE Scheme during the current and prior years are as follows:

45. 以股份支付款項之交易－續

保華建業集團有限公司（「保華建業」）之購股權計劃－續

年內及此前年度，根據保華建業購股權計劃授出之購股權變動，詳情如下：

Type 類別	Date of grant 授出日期	Vesting date 歸屬日期	Exercise period 行使期	Exercise price per share 每股行使價 HK$ 港元	Outstanding at 1.4.2006 於1.4.2006尚未行使	Granted during the year ended 31.3.2007 截至31.3.2007止年度授出	Exercised during the year ended 31.3.2007 截至31.3.2007止年度行使	Lapsed during the year 31.3.2007 截至31.3.2007止年度失效	Outstanding at 31.3.2007 於31.3.2007尚未行使	Granted the year ended 31.3.2008 截至31.3.2008止年度授出	Exercised during the year ended 31.3.2008 截至31.3.2008止年度行使	Lapsed during the year ended 31.3.2008 截至31.3.2008止年度失效	Outstanding at 31.3.2008 於31.3.2008尚未行使
					Number of shares of the Company to be issued upon exercise of the share options 購股權行使時將予發行之本公司股份數目								
I	3.2.2006	3.2.2006	3.2.2006 to 6.9.2015	0.70	1,500,000	-	-	-	1,500,000	-	(1,000,000)	-	500,000
II	3.2.2006	1.1.2007	1.1.2007 to 6.9.2015	0.85	1,500,000	-	-	-	1,500,000	-	(1,000,000)	-	500,000
III	3.2.2006	1.1.2008	1.1.2008 to 6.9.2015	1.00	1,500,000	-	-	-	1,500,000	-	-	(1,000,000)	500,000
IV	9.2.2006	9.2.2008	9.2.2008 to 8.2.2009	0.90	8,000,000	-	-	(2,400,000)	5,600,000	-	-	(2,800,000)	2,800,000
V	13.7.2006	13.7.2006	13.7.2006 to 12.7.2008	1.00	-	3,000,000	(1,500,000)	-	1,500,000	-	(1,286,000)	-	214,000
VI	13.7.2006	13.7.2007	13.7.2007 to 12.7.2009	1.00	-	3,000,000	-	-	3,000,000	-	-	(1,500,000)	1,500,000
VII	13.7.2006	13.7.2008	13.7.2008 to 12.7.2009	1.00	-	2,000,000	-	-	2,000,000	-	-	-	2,000,000
VIII	30.5.2007	1.7.2007	1.7.2007 to 30.6.2008	1.34	-	-	-	-	-	1,500,000	-	-	1,500,000
IX	30.5.2007	1.7.2008	1.7.2008 to 30.6.2009	1.34	-	-	-	-	-	1,500,000	-	-	1,500,000
X	30.5.2007	9.2.2008	9.2.2008 to 8.2.2009	1.34	-	-	-	-	-	13,000,000	-	(1,700,000)	11,300,000
XI	8.6.2007	1.7.2007	1.7.2007 to 30.6.2009	1.36	-	-	-	-	-	2,000,000	-	-	2,000,000
XII	28.12.2007	1.6.2008	1.6.2008 to 31.5.2009	1.40	-	-	-	-	-	1,000,000	-	-	1,000,000
XIII	28.12.2007	1.9.2008	1.9.2008 to 31.8.2009	1.40	-	-	-	-	-	600,000	-	-	600,000
					12,500,000	8,000,000	(1,500,000)	(2,400,000)	16,600,000	19,600,000	(3,286,000)	(7,000,000)	25,914,000
Exercisable at the end of the year 年底時可予行使									4,500,000				20,814,000

In respect of the 3,286,000 share options exercised during the year, the weighted average share price at the date of exercise is HK$1.30.

In respect of the share options granted during the year, the closing share price immediately before date of grant is ranged from HK$1.33 to HK$1.36.

年內行使之3,286,000份購股權，於行使當日之加權平均股價為1.30港元。

就年內授出之購股權，於緊接授出日期前之股份收市價介乎1.33港元至1.36港元之間。

45. SHARE-BASED PAYMENT TRANSACTIONS - continued

Share option scheme of Paul Y. Engineering Group Limited ("PYE") - continued

The fair values of the share options granted were calculated using the Model carried out by Greater China Appraisal Limited and RHL Appraisal Limited. The inputs into the Model were summarised as follows:

45. 以股份支付款項之交易－續

保華建業集團有限公司(「保華建業」)之購股權計劃－續

授出購股權之公平價值乃由漢華評值有限公司及永利行評值顧問有限公司計算。該模式之輸入值概述如下：

		Granted during the year 年內授出					
		Type類別 VIII	Type類別 IX	Type類別 X	Type類別 XI	Type類別 XII	Type類別 XIII
Closing share price at date of grant (HK$)	授出日期之股份收市價(港元)	1.31	1.31	1.31	1.32	1.40	1.40
Expected volatility	預期波幅	52%	52%	52%	49%	51%	51%
Expected life (year)	預期壽命(年)	0.6	1.5	1.2	1.1	1.0	1.0
Risk-free interest rate	無風險利率	4.06%	4.33%	4.32%	4.29%	2.54%	2.54%
Expected annual dividend yield	預期年度股息回報率	6.87%	6.87%	6.87%	6.82%	6.43%	6.43%
Fair value per share option (HK$)	每股購股權之公平價值(港元)	0.180	0.272	0.255	0.217	0.244	0.244

The Model is one of the commonly used models to estimate the fair value of the option. The value of an option varies with different variables of certain subjective assumptions. Any changes in the variables so adopted may materially affect the estimation of the fair value of an option.

The expected volatility used in the Model was determined by using the annualised standard deviation of the continuously compounded rate of return on the ordinary shares of PYE. The expected life used in the Model has been adjusted, based on management's best estimate, for the effects of non transferability and behavioural considerations.

The total estimated fair value of approximately HK$4,697,000 (2007: HK$1,088,000) with respect to share options granted to directors and employees of PYE were charged to the consolidated income statement during the year.

該模式為其中一個用以估計購股權公平價值之常用模式。購股權之價值因若干主觀假設出現不同變數而各有不同。就變數所採納之任何變動，可能會對就購股權公平價值所作出之估計產生重大影響。

預期波幅乃利用保華建業普通股之連續複利回報率之年度化標準差釐定。由於非透明性質及行為上考慮之影響，該模式所用之預期壽命已根據管理層之推測予以調整。

授予保華建業董事及僱員之購股權之估計公平價值約4,697,000港元(2007：1,088,000港元)已於本年度之綜合收益表中扣除。

46. ACQUISITION OF SUBSIDIARIES

(a) Pursuant to an agreement dated 12 May 2006 (the "Agreement"), the Group acquired from an independent third party assets and gas and oil logistics and distribution operations across Wuhan, the PRC, at a total consideration of approximately RMB470 million. This transaction had been completed in September 2006 and had been accounted for using the purchase method of accounting during the year ended 31 March 2007. The net assets acquired in the transaction was summarised as follows:

46. 收購附屬公司

(a) 根據於2006年5月12日簽訂之協議(「協議」),本集團以總代價約人民幣470,000,000元,從一名獨立第三方購得中國武漢市內之資產及燃氣與及石油物流及分銷業務。是項交易金額以購買方式計算,且已於2006年9月完成,並於截至2007年3月31日止年度以收購會計法列賬。交易收購之淨資產概要如下:

		Carrying amount before business combination 業務合併前賬面值 HK$'000 千港元	Fair value adjustments 公平價值調整 HK$'000 千港元	Fair value 公平價值 HK$'000 千港元
Net assets acquired:	購入資產淨值:			
Property, plant and equipment	物業、機械及設備	419,317	38,327	457,644
Premium on leasehold land	租賃持有土地之補地價	–	9,210	9,210
Other intangible assets – rights of operation	其他無形資產 – 經營權	–	35,923	35,923
Other intangible assets – customer base	其他無形資產 – 客戶基礎	–	2,032	2,032
Prepaid lease payments	預付租賃款項	45,522	–	45,522
Deferred tax liability	遞延税項負債	–	(28,212)	(28,212)
		464,839	57,280	522,119
Discount on acquisition of business	收購業務之負商譽			(3,755)
				518,364
Satisfied by:	支付方式:			
Cash consideration paid	已付現金代價			344,828
Transaction costs paid	已付交易成本			24,434
Deferred consideration payable *(Note)*	應付遞延代價*(附註)*			118,227
Unsettled transaction costs included in creditors and accrued expenses	包含於應付款項及應計開支內之未支付交易成本			30,875
				518,364
Net cash outflow arising on acquisition:	收購產生之現金流出淨額:			
Cash consideration and transaction costs paid	已付現金代價及交易成本			369,262

46. ACQUISITION OF SUBSIDIARIES - continued

(a) – continued

Note:

Pursuant to the Agreement, part of the consideration (RMB120 million) will be settled by way of issue of the 3-year, zero coupon, HK$ denominated convertible notes by the Company at a conversion price of HK$4.25 per share. Upon maturity, the redemption amount is 114.167% of the par value. As at 31 March 2007, the convertible notes have not yet issued and the unpaid consideration of HK$121,213,000 is presented as deferred consideration payable in consolidated balance sheet. As the Group has no obligations to settle the unpaid consideration within twelve months of the balance sheet date, the amount is classified as non-current liabilities.

During the current year, an amount of approximately HK$121,521,000 (equivalent to RMB120 million) convertible notes have been issued and details of convertible notes are set out in note 42.

The business acquired during the year ended 31 March 2007 recorded a loss of HK$8,702,000 between the date of acquisition and 31 March 2007.

46. 收購附屬公司－續

(a) – 續

附註：

根據協議，代價（人民幣120,000,000元）之一部份將由本公司以每股4.25港元之兌換價格發行三年期零票息港元可換股票據之方式消償。到期後，贖回金額為面額之114.167%。於2007年3月31日，可換股票據仍未發行，而未付之121,213,000港元代價於綜合資產負債表內以應付遞延代價呈列。因本集團並無義務於結算日後十二個月之內清償未付代價，款項乃分類為非流動負債。

於本年度，已發行金額約121,521,000港元（相當於人民幣120,000,000元）可換股票據，有關可換股票據之詳情見附註42。

於收購日及2007年3月31日期間，於截至2007年3月31日止年度收購之業務錄得8,702,000港元虧損。

46. ACQUISITION OF SUBSIDIARIES - continued

(b) On 11 June 2007, the Group acquired the entire interest in PY Property Consultants Limited (formerly known as Fexon Property Consultants Limited), PY (Asia Pacific) Limited (formerly known as China Land (Asia Pacific) Limited) and PY Investments (Samoa) Limited (formerly known as Fexon Investments Limited) (the "Acquirees"), which are engaged in the provision of property consultancy services, at a consideration of HK$1,793,000. The acquisition was accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition is approximately HK$2,323,000.

46. 收購附屬公司－續

(b) 於2007年6月11日，本集團以1,793,000港元代價收購保華房產管理顧問有限公司(前稱豐信地產管理顧問有限公司)、保華(亞太)有限公司(前稱華南(亞太)有限公司)及PY Investments (Samoa) Limited(前稱豐信投資有限公司)(「被收購公司」)全部權益，該等公司從事提供物業諮詢服務。是項交易以收購會計法列賬。是項收購所產生之商譽約為2,323,000港元。

		2008 HK$'000 千港元 *(Note)* *(附註)*
Net assets acquired:	購入資產淨值：	
Debtors, deposits and prepayments	應收賬款、訂金及預付款項	1,290
Bank balances and cash	銀行結存及現金	1
Creditors and accrued expenses	應付賬款及應計開支	(1,628)
Taxation payable	應付税項	(193)
		(530)
Goodwill	商譽	2,323
Consideration	代價	1,793
Net cash outflow arising on acquisition of subsidiaries:	收購附屬公司產生之現金流出淨額：	
Bank balances and cash acquired	收購之銀行結存及現金	1
Cash consideration paid	已付現金代價	(1,793)
		(1,792)

Note:

Carrying amount of the Acquirees' net assets acquired before combination is the same as its fair value.

附註：

被收購公司之被收購資產淨值於合併前之賬面值與其公平價值相同。

The goodwill on acquisition represents the value obtainable from synergies with the Group on the economy of scale on the property development management services of the Group.

收購商譽指本集團在其物業發展管理服務之規模經濟效益上之協同效應中可得之價值。

46. ACQUISITION OF SUBSIDIARIES - continued

(b) continued

The subsidiaries acquired did not have any significant impact on the Group's results and cash flows for the year ended 31 March 2008.

If the acquisition had been completed on 1 April 2007, total group revenue and profit for the period would approximate the amounts disclosed in the consolidated income statement.

46. 收購附屬公司－續

(b) 續

已收購的附屬公司對本集團截至2008年3月31日止年度之業績及現金流量，並無任何重大影響。

若是項收購於2007年4月1日完成，集團於期內之總收益及溢利將與綜合收益表所披露之金額相若。

47. ACQUISITION OF ASSETS THROUGH ACQUISITION OF SUBSIDIARIES

During the year, the Group acquired two subsidiaries from certain independent third parties which are mainly holding an investment property for rental purpose for a consideration of approximately HK$47,109,000. The acquisition has been accounted for as an acquisition of assets and liabilities. The effect of the acquisition is summarised as follows:

47. 透過收購附屬公司收購資產

年內，本集團以約47,109,000港元代價，向若干獨立第三方收購兩家主要持有一項作租賃用途之投資物業之附屬公司。上述收購已以收購資產負債之方式入賬，收購之影響則概括如下：

		2008 HK$'000 千港元
Net assets acquired:	購入資產淨值：	
Investment properties	投資物業	**118,549**
Debtors, deposits and prepayments	應收賬款、按金及預付款項	**1,066**
Bank balances and cash	銀行結存及現金	**990**
Creditors and accrued expenses	應付賬款及應計開支	**(2,056)**
Bank and other borrowings	銀行及其他借款	**(71,440)**
Consideration	代價	**47,109**
Net cash outflow arising on acquisition of assets through a subsidiary	透過收購附屬公司收購資產所產生之現金流出	
Bank balances and cash acquired	收購之銀行結存及現金	**990**
Cash consideration paid	已付現金代價	**(47,109)**
Net cash outflow	現金流出淨額	**(46,119)**

48. MAJOR NON-CASH TRANSACTIONS

The Group had the following major non-cash transactions:

(a) New shares were issued as scrip dividends for the years ended 31 March 2008 and 2007 as set out in notes 15 and 44.

(b) During the year ended 31 March 2007, the Company issued and allotted 68,500,000 ordinary shares for the acquisition of additional interests in subsidiaries; and

(c) During the year ended 31 March 2007, the Company declared a special dividend by way of distribution of the value derived from the Group's divestment of an associate. The amount distributed was approximately HK$325,660,000.

49. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The employees of the Group's PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The subsidiaries in the PRC are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

The cost charged to the consolidated income statement represents contributions paid and payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

48. 重大非現金交易

本集團曾進行下列重大非現金交易：

(a) 誠如附註15及44所載，作為截至2008年及2007年3月31日止年度代息股份之新股份已獲發行；

(b) 於截至2007年3月31日止年度，本公司就收購附屬公司額外權益而發行及配發68,500,000股普通股；及

(c) 於截至2007年3月31日止年度，本公司以分派本集團撤回對一間聯營公司之投資而產生之價值而宣派特別股息，分派款項約為325,660,000港元。

49. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

本集團在中國附屬公司之僱員，是由中國政府推行之國家管理退休福利計劃之成員。中國附屬公司須按薪金開支之特定比例，向退休福利計劃作出供款。本集團對退休福利計劃之唯一責任，就是作出有關特定供款。

於綜合收益表撥出之費用，為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

49. RETIREMENT BENEFIT SCHEMES - continued

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1 December 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the consolidated income statement represent contributions paid and payable to the funds by the Group at the rates specified in the rules of the scheme.

During the year, the total retirement benefit scheme contributions charged to consolidated income statement amounted to approximately HK$15,152,000 (2007: HK$10,582,000).

49. 退休福利計劃－續

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由2000年12月1日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自綜合收益表扣除，相當於本集團按計劃規則訂明之比率向基金已付及應付之供款。

年內，於綜合收益表內支銷之退休福利計劃供款總額約為15,152,000港元(2007：10,582,000港元)。

50. CONTINGENT LIABILITIES

50. 或然負債

		2008 **HK$'000** **千港元**	2007 HK$'000 千港元
Guarantee given to a bank in respect of banking facilities granted to an associate	就授予聯營公司之銀行信貸向銀行作出之擔保	**10,481**	9,454

At the initial date of providing this guarantee, the directors consider that the fair value of the financial guarantee is insignificant.

於提供擔保首日，董事認為財務擔保之公平價值並不重大。

51. OPERATING LEASE COMMITMENTS

(a) The Group as a lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

51. 經營租賃承擔

(a) 本集團作為承租人

於結算日，本集團在不可撤銷之有關租用物業及預付租賃款項經營租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Within one year	一年內	**30,785**	29,766
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	**33,264**	49,155
Over five years	超過五年	**4,397**	4,449
		68,446	83,370

Leases are negotiated, and monthly rentals are fixed, for terms ranging from two to thirty years.

租約之商討及每月租金固定，訂定期限為二年至三十年不等。

(b) The Group as a lessor

At the balance sheet date, the Group had contracted with tenants in respect of its investment properties for future minimum lease payments which fall due as follows:

(b) 本集團作為出租人

於結算日，本集團與其投資物業之租戶已就未來最低租金款項訂約。支付期如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Within one year	一年內	**2,693**	–
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	**3,656**	–
		6,349	–

Operating lease arrangements represent rentals receivable by the Group for certain of its premises. Leases are negotiated for terms ranging from 1 year to 6 years.

經營租賃安排指本集團就其物業應收之租金。租約之商討訂定期限為1年至6年不等。

52. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged to banks and financial institutions to secure the general credit facilities granted to the Group:

52. 資產抵押

於結算日，下列資產已抵押予銀行及財務機構，作為本集團取得一般信貸融資之抵押：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Investment properties	投資物業	**149,667**	–
Property, plant and equipment	物業、機械及設備	**482,195**	467,615
Prepaid lease payments	預付租賃款項	**49,836**	35,268
Bank deposits	銀行存款	**34,269**	42,601
Intangible assets	無形資產	**9,981**	7,827
Project under development	發展中項目	**17,007**	24,137
Properties under development	發展中物業	**172,863**	66,834
		915,818	644,282

In addition, the Group's benefits under certain construction contracts were pledged to secure the facilities granted.

另外，本集團於若干建築合約之利益已予抵押，作為所獲授出融資之擔保。

53. COMMITMENTS

53. 承擔

		2008 HK$'000 千港元	2007 HK$'000 千港元
Expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of:	就收購以下項目已訂約但未於綜合財務報表內撥備之開支：		
– Property, plant and equipment	– 物業、機械及設備	**279,066**	274,986
– Project under development	– 發展中項目	**449,536**	1,146,837
– Properties under development	– 發展中物業	**425,995**	98,044
		1,154,597	1,519,867

54. RELATED PARTY DISCLOSURES

(a) The Group entered into the following significant transactions with certain related parties during the year:

54. 關連人士之披露資料

(a) 年內，本集團與其關連人士訂立以下交易：

Class of related party 關連人士之類別	Nature of transactions 交易性質		2008 HK$'000 千港元	2007 HK$'000 千港元
Associates of the Group 本集團之聯營公司	Purchase of concrete products by the Group	本集團購買混凝土產品	-	35
	Interest income charged by the Group	本集團收取利息收入	1,170	8,400
	Rentals and related building management fee charged to the Group	本集團支付租金及相關物業管理費	5,974	24,958
	Rentals and consultancy fee charged by the Group	本集團收取租金及諮詢費	401	2,511
	Building manager remuneration fee charged by the Group	本集團收取物業經理酬金	243	1,200
	Project management fees charged to the Group	本集團支付項目管理費	-	8,445
	Project management fees charged by the Group	本集團收取項目管理費	28,874	1,596
	Net rental guarantee income charged by the Group	本集團收取租金保證收入淨值	713	1,438
Jointly controlled entities of the Group 本集團之共同控制機構	Subcontracting fees charged to the Group	本集團支付分承包費	3,861	7,798
	Service fees charged by the Group	本集團收取服務費	17	30
Subsidiaries of ITC 德祥企業之附屬公司	Purchase of building materials by the Group	本集團購買建築材料	-	40
	Carpark rental charged by the Group	本集團收取停車場租金收入	32	48
	Interest income charged by the Group	本集團收取利息收入	1,922	5,339
	Interest charged to the Group	本集團支付利息	3,517	417
	Coupon interest of bonds entitled by the Group	本集團享有債券之利息	95	582
	Rentals charged to the Group	本集團支付租金	360	360
	Face value of bonds subscribed by the Group	本集團認購債券之票面值	-	36,858
	Motor vehicles rental charged to the Group	本集團支付車租	190	219
Associates of ITC 德祥企業之聯營公司	Interest income charged by the Group	本集團收取利息收入	16,151	13,461
	Interest charged to the Group	本集團支付利息	1,691	981
	Service fees charged by the Group	本集團收取服務費	166	109
	Service fees charged to the Group	本集團支付服務費	1,439	736
	Carpark rental fee charged by the Group	本集團收取停車場租金	61	-
	Coupon interest of bonds entitled by the Group	本集團享有債券之利息	643	-
Other related companies 其他關連公司 *(Note 附註)*	Rental and related building management fee charged by the Group	本集團收取租金及相關物業管理費	48	17
	Interest income charged by the Group	本集團收取利息收入	-	925
	Service fees charged to the Group	本集團支付服務費	1,509	1,253
	Service fees charged by the Group	本集團收取服務費	136	305
Company which a member of key management is a shareholder 重要管理層成員為股東之公司	Acquisition of additional interests in subsidiaries by the Group	本集團增購附屬公司權益	-	199,551

Note:

Dr Chan has significant influence over these related companies.

附註：

陳博士對此類關連公司具有重大影響。

54. RELATED PARTY DISCLOSURES - continued

54. 關連人士之披露資料－續

(b) The remuneration of directors and other members of key management, which is determined by the remuneration committee having regard to the performance of individuals and market trends, is as follows:

(b) 董事及主要管理層成員之酬金乃由薪酬委員會參考個別人員之表現及市場情況而釐定，詳情如下：

		2008 HK$'000 千港元	2007 HK$'000 千港元
Short-term benefits	短期福利	**22,673**	20,451
Post-employment benefits	退休福利	**562**	557
Share-based payment expense	以股份支付款項之費用	**10,461**	11,698
		33,696	32,706

Details of the share options granted to the directors during the year are set out below:

年內授予董事之購股權之詳情如下：

Name of director 董事姓名		Date of grant 授出日期	Exercise period 行使期	Exercise price per share 每股行使價 HK$ 港元	Outstanding as at 1.4.2007 於1.4.2007 尚未行使	Granted during the year 年內授出	Exercised during the year 年內行使	Outstanding as at 31.3.2008 於31.3.2008 尚未行使
Lau Ko Yuen, Tom	劉高原	28.12.2004	28.12.2004 to 26.08.2012	1.24	6,500,000	-	-	6,500,000
		28.12.2004	28.12.2004 to 26.08.2012	1.50	6,500,000	-	-	6,500,000
		08.09.2006	08.09.2006 to 07.09.2007	2.48	4,600,000	-	(4,600,000)	-
		08.09.2006	08.09.2007 to 07.09.2008	2.48	4,600,000	-	-	4,600,000
		08.09.2006	08.09.2008 to 07.09.2009	2.48	4,600,000	-	-	4,600,000
		18.09.2007	18.09.2007 to 17.09.2008	3.546	-	3,900,000	-	3,900,000
		18.09.2007	18.09.2008 to 17.09.2009	3.546	-	3,900,000	-	3,900,000
		18.09.2007	18.09.2009 to 17.09.2010	3.546	-	3,900,000	-	3,900,000
Kwok Shiu Keung, Ernest	郭少強	28.12.2004	28.12.2004 to 26.08.2012	1.24	650,000	-	-	650,000
		28.12.2004	28.12.2004 to 26.08.2012	1.50	650,000	-	-	650,000
Chan Shu Kin	陳樹堅	28.12.2004	28.12.2004 to 26.08.2012	1.24	650,000	-	-	650,000
		28.12.2004	28.12.2004 to 26.08.2012	1.50	650,000	-	-	650,000
Leung Po Wing, Bowen Joseph	梁寶榮	08.09.2006	08.09.2006 to 26.08.2012	2.43	1,300,000	-	-	1,300,000
Li Chang An	李昌安	06.02.2007	06.02.2007 to 26.08.2012	3.00	1,300,000	-	-	1,300,000
					32,000,000	11,700,000	(4,600,000)	39,100,000

54. RELATED PARTY DISCLOSURES - continued

Details of the balances with associates, jointly controlled entities, related companies and minority shareholders at the balance sheet date are set out in notes 27, 28, 29, 38, 39 and 40.

54. 關連人士之披露資料－續

於結算日與聯營公司、共同控制機構、關連公司及少數股東之交易結餘詳情載列於附註27、28、29、38、39及40。

55. BALANCE SHEET OF THE COMPANY

55. 本公司之資產負債表

		2008 HK$'000 千港元	2007 HK$'000 千港元
Assets	資產	**3,027,107**	2,721,326
Liabilities	負債	**(1,188,291)**	(983,761)
		1,838,816	1,737,565
CAPITAL AND RESERVES	資本及儲備		
Share capital	股本	**150,709**	149,171
Reserves *(Note)*	儲備*(附註)*	**1,688,107**	1,588,394
SHAREHOLDERS' FUNDS	股東資金	**1,838,816**	1,737,565

55. BALANCE SHEET OF THE COMPANY – continued

55. 本公司之資產負債表－續

Note:

附註：

		Share premium 股份溢價 HK$'000 千港元	Convertible notes reserve 可換股票據儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Retained profits 保留溢利 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2006	於2006年4月1日	169,129	–	4,940	1,505,813	1,679,882
Share repurchased and cancelled	購回及註銷股份	(4,181)	–	–	–	(4,181)
Issue of shares under scrip dividend schemes	根據以股代息計劃發行股份	(984)	–	–	–	(984)
Credit arising on scrip dividends	以股代息所產生之進賬	–	–	–	24,477	24,477
Share issue expenses	發行股份費用	(635)	–	–	–	(635)
Recognition of equity-settled share-based payment expense	確認以股份支付款項之費用	–	–	22,181	–	22,181
Issue of shares under share option scheme	根據購股權計劃發行股份	59,597	–	(5,096)	–	54,501
Issue of shares upon acquisition of additional interests in subsidiaries	收購附屬公司額外權益時發行股份	192,701	–	–	–	192,701
Release upon lapse of vested share options	已歸屬購股權失效時轉撥	–	–	(63)	63	–
Loss for the year	年度虧損	–	–	–	(9,880)	(9,880)
Distribution	分派	–	–	–	(369,668)	(369,668)
At 31 March 2007	於2007年3月31日	415,627	–	21,962	1,150,805	1,588,394
Share repurchased and cancelled	購回及註銷股份	**(5,954)**	–	–	–	**(5,954)**
Issue of shares under scrip dividend schemes	根據以股代息計劃發行股份	**(659)**	–	–	–	**(659)**
Credit arising on scrip dividends	以股代息所產生之進賬	–	–	–	**18,509**	**18,509**
Share issue expenses	發行股份費用	**(388)**	–	–	–	**(388)**
Recognition of equity-settled share-based payment expense	確認以股份支付款項之費用	–	–	**15,478**	–	**15,478**
Issue of shares under share option scheme	根據購股權計劃發行股份	**30,088**	–	**(5,095)**	–	**24,993**
Recognition of equity component of convertible notes	確認可換股票據之權益部份	–	**8,482**	–	–	**8,482**
Release upon lapse of vested share options	已歸屬購股權失效時轉撥	–	–	**(4,085)**	**4,085**	–
Profit for the year	年度溢利	–	–	–	**84,305**	**84,305**
Distribution	分派	–	–	–	**(45,053)**	**(45,053)**
At 31 March 2008	於2008年3月31日	**438,714**	**8,482**	**28,260**	**1,212,651**	**1,688,107**

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Principal subsidiaries

Particulars of the Company's principal subsidiaries at 31 March 2008 are as follows:

56. 主要附屬公司、聯營公司及共同控制機構資料

(a) 主要附屬公司

本公司主要附屬公司於2008年3月31日之詳情如下：

Name 名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital 已發行股本／註冊資本百分比 held by the Subsidiaries 由附屬公司持有 2007 %	 2008 %	 attributable to the Group 本集團應佔 2007 %	 2008 %	Principal activities 主要業務
China Earth Limited 達球有限公司	Hong Kong 香港	HK$1 ordinary share 1港元普通股股份	-	**100**	-	**62.92**	Investment holding 投資控股
Corless Limited	British Virgin Islands 英屬處女群島	US$2 ordinary shares 2美元普通股股份	100	**100**	63.74	**62.92**	Investment holding 投資控股
Glory Well Limited 創華有限公司	Hong Kong 香港	HK$10,000 ordinary shares 10,000港元普通股股份	100	**100**	100	**100**	Investment holding 投資控股
Jiangsu Wanhua Real Estate Development Co., Ltd. 江蘇萬華房地產開發有限公司	PRC 中國	US$8,800,000 registered capital *(Note (i))* 8,800,000美元註冊資本 *(附註(i))*	100	**100**	100	**100**	Property investment 物業投資
Jiangsu YangKou Port Development and Investment Co., Ltd. 江蘇洋口港投資開發有限公司	PRC 中國	US$66,650,000 registered capital *(Notes (ii) and (vi))* 66,650,000美元註冊資本 *(附註(ii)及(vi))*	75	**75**	75	**75**	Port development 港口發展
Jiangsu Yangtong Investment and Development Co., Ltd. 江蘇洋通開發投資有限公司	PRC 中國	US$13,332,000 registered capital *(Note (ii))* 13,332,000美元註冊資本 *(附註(ii))*	75	**75**	75	**75**	Port development 港口發展

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES – continued

(a) Principal subsidiaries – continued

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 主要附屬公司－續

Name 名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital held by the Subsidiaries 已發行股本／註冊資本百分比 由附屬公司持有 2007 %	 2008 %	Percentage of issued share capital/ registered capital attributable to the Group 本集團應佔 2007 %	 2008 %	Principal activities 主要業務
湖北民生環保能源技術發展有限公司	PRC 中國	US$4,300,000 registered capital *(Notes (i) and (vi))* 4,300,000美元註冊資本 *(附註(i)及(vi))*	–	**100**	–	**100**	LPG technical development 液化石油氣技術發展
湖北民生石油液化氣有限公司	PRC 中國	US$41,000,000 registered capital *(Notes (i) and (vi))* 41,000,000美元註冊資本 *(附註(i)及(vi))*	100	**100**	100	**100**	LPG distribution and logistics 液化石油氣經銷及物流
Nation Cheer Investment Limited 志恒投資有限公司	Hong Kong 香港	HK$1,200,000 ordinary shares 1,200,000港元普通股股份	100	**100**	100	**100**	Securities investment 證券投資及買賣
Paul Y. Building Materials Company Limited	Hong Kong 香港	HK$2 ordinary shares 2港元普通股股份	100	**100**	63.74	**62.92**	Trading and installation of building materials 建築材料貿易及裝嵌

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES - continued

(a) Principal subsidiaries - continued

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 主要附屬公司－續

Name 名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital held by the Subsidiaries 已發行股本／註冊資本百分比 由附屬公司持有 2007 %	 2008 %	attributable to the Group 本集團應佔 2007 %	 2008 %	Principal activities 主要業務
Paul Y. Corporation Limited 保華集團有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元普通股股份	100	**100**	100	**100**	Investment holding 投資控股
Paul Y. - CREC (HK) Joint Venture	Hong Kong 香港	- *(Note (iii))* - *(附註(iii))*	60	**60**	38.24	**37.75**	Civil engineering 土木工程
Paul Y. (E & M) Contractors Limited 保華機電工程有限公司	Hong Kong 香港	HK$20,000,000 ordinary shares 20,000,000港元普通股股份	99.9998	**99.9998**	63.74	**62.92**	Provision of electrical, mechanical and building services 提供電機及建造服務
Paul Y. Builders Group Limited 保華建造集團有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元普通股股份	100	**100**	63.74	**62.92**	Investment holding 投資控股
		HK$1,000,000 non-voting deferred shares *(Note (iv))* 1,000,000港元無投票權遞延股股份 *(附註(iv))*	-	-	-	-	

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES – continued

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) Principal subsidiaries – continued

(a) 主要附屬公司－續

Name 名稱	Place of incorporation/ registration 成立/註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本/註冊資本	Percentage of issued share capital/ registered capital 已發行股本/註冊資本百分比 held by the Subsidiaries 由附屬公司持有 2007 %	2008 %	attributable to the Group 本集團應佔 2007 %	2008 %	Principal activities 主要業務
Paul Y. Builders Limited 保華建造有限公司	Hong Kong 香港	HK$102,000,000 ordinary shares 102,000,000港元普通股股份	100	**100**	63.74	**62.92**	Building construction 樓宇建造
Paul Y. Construction & Engineering Co. Limited 保華建築工程有限公司	Hong Kong 香港	HK$42,000,000 ordinary shares 42,000,000港元普通股股份	100	**100**	63.74	**62.92**	Building construction and specialist works 樓宇建造及專項工程
Paul Y. Engineering Group Limited 保華建業集團有限公司	Bermuda 百慕達	HK$298,649,000 ordinary shares 298,649,000港元普通股股份	63.74	**62.92**	63.74	**62.92**	Investment holding 投資控股
Paul Y. General Contractors Limited 保華建築營造有限公司	Hong Kong 香港	HK$36,000,000 ordinary shares 36,000,000港元普通股股份	100	**100**	63.74	**62.92**	Civil engineering and building construction 土木工程及樓宇建造
Paul Y. Interior Contractors Limited 保華裝飾工程有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元普通股股份	100	**100**	63.74	**62.92**	Interior decoration works 室內裝修工程

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES - continued

(a) Principal subsidiaries - continued

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 主要附屬公司－續

Name 名稱	Place of incorporation/ registration 成立/註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本/註冊資本	Percentage of issued share capital/ registered capital held by the Subsidiaries 已發行股本/註冊資本百分比 由附屬公司持有 2007 %	2008 %	attributable to the Group 本集團應佔 2007 %	2008 %	Principal activities 主要業務
Paul Y. Plant Hire Limited 保華機械租賃有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元普通股股份	100	**100**	63.74	**62.92**	Hire of motor vehicles and plant and machinery 汽車、設備及機械租賃
Paul Y. Construction Company, Limited 保華建築有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元普通股股份	100	**100**	63.74	**62.92**	Civil engineering, building construction and investment holding 土木工程、樓宇建造及投資控股
		HK$50,000,000 non-voting preferred shares *(Note (v))* 50,000,000港元無投票權優先股股份 *(附註(v))*	-	**-**	-	**-**	
Paul Y. Construction (China) Limited 保華建築（中國）有限公司	PRC 中國	RMB60,000,000 registered capital *(Note i)* 60,000,000人民幣註冊資本 *(附註i)*	100	**100**	63.74	**62.92**	Civil engineering and building construction 土木工程及樓宇建造
Paul Y. Foundation Holdings Limited	British Virgin Islands 英屬處女群島	US$1 ordinary share 1美元普通股股份	100	**100**	63.74	**62.92**	Investment holding 投資控股

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES – continued

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) Principal subsidiaries – continued

(a) 主要附屬公司－續

Name 名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital held by the Subsidiaries 已發行股本／註冊資本百分比 由附屬公司持有 2007 %	2008 %	attributable to the Group 本集團應佔 2007 %	2008 %	Principal activities 主要業務
Paul Y. Foundation Limited 保華地基有限公司	Hong Kong 香港	HK$10,000,000 ordinary shares 10,000,000港元 普通股股份	100	**100**	63.74	**62.92**	Civil engineering and foundation works 土木工程及地基工程
Paul Y. Management Limited 保華管理有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元 普通股股份	100	**100**	63.74	**62.92**	Management and secretarial services 管理及秘書服務
Paul Y. Project Management International Limited 保華國際工程管理有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元 普通股股份	100	**100**	63.74	**62.92**	Project management services and investment holding 項目管理服務及投資控股
Paul Y. Facilities Management Co., Limited 保華設施管理有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元 普通股股份	100	**100**	63.74	**62.92**	Facilities management services 設施管理服務
PYI Management Limited 保華集團管理有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元 普通股股份	100	**100**	100	**100**	Management services 管理服務
PYI Min Sheng Investment Limited 保華民生投資有限公司	Hong Kong 香港	HK$2 ordinary shares 2港元 普通股股份	100	**100**	100	**100**	Investment holding 投資控股

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES – continued

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) Principal subsidiaries – continued

(a) 主要附屬公司－續

Name 名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital 已發行股本／註冊資本百分比 held by the Subsidiaries 由附屬公司持有 2007 %	 2008 %	attributable to the Group 本集團應佔 2007 %	 2008 %	Principal activities 主要業務
PYI Xingdong Properties (Jiangsu) Limited 保華興東置業（江蘇）有限公司	PRC 中國	US$12,500,000 registered capital *(Note (i))* 12,500,000美元註冊資本 *(附註(i))*	100	**100**	100	**100**	Property investment 物業投資
PY Properties Group (HK) Limited 保華房產集團（香港）有限公司	Hong Kong 香港	HK$1 ordinary share 1港元普通股股份	-	**100**	-	**100**	Investment holding 投資控股
浙江美聯置業有限公司	PRC 中國	RMB10,000,000 registered capital *(Note (i))* 10,000,000人民幣註冊資本 *(附註(i))*	-	**100**	-	**81.46**	Investment holding 投資控股
杭州先鋒科技開發有限公司	PRC 中國	RMB10,000,000 registered capital *(Note (i))* 10,000,000人民幣註冊資本 *(附註(i))*	-	**100**	-	**81.46**	Property holding 持有物業

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES – continued

(a) Principal subsidiaries – continued

All of the above subsidiaries operate in Hong Kong except Jiangsu Wanhua Real Estate Development Co., Ltd., 湖北民生環保能源技術發展有限公司, PYI Xingdong Properties (Jiangsu) Limited, 浙江美聯置業有限公司, 杭州先鋒科技開發有限公司, 湖北民生石油液化氣有限公司, Jiangsu Yangtong Investment and Development Co., Ltd., Jiangsu YangKou Port Development and Investment Co., Ltd. and Paul Y. Construction (China) Limited, all of which operate in the PRC.

All of the above subsidiaries are limited companies except Paul Y. - CREC (HK) Joint Venture which is an unincorporated business. Paul Y. Engineering Group Limited is listed in Hong Kong.

Notes:

(i) Being the wholly-foreign-owned-enterprises.

(ii) Being the sino-foreign equity joint ventures.

(iii) No capital has been contributed by the joint venture partners of the joint venture.

(iv) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(v) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 主要附屬公司－續

上述所有附屬公司均在香港營運，惟江蘇萬華房地產開發有限公司、湖北民生環保能源技術發展有限公司、保華興東置業（江蘇）有限公司、浙江美聯置業有限公司、杭州先鋒科技開發有限公司、湖北民生石油液化氣有限公司、江蘇洋通開發投資有限公司、江蘇洋口港投資開發有限公司及保華建築（中國）有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. - CREC(HK) Joint Venture為非法人團體之業務。保華建業集團有限公司在香港上市。

附註：

(i) 此等公司為外商獨資企業。

(ii) 此等公司為中外合資合營公司。

(iii) 此等合營企業之合夥人並無出資。

(iv) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(v) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES – continued

(a) Principal subsidiaries – continued

Notes: – continued

(vi) As at 31 March 2008, the registered capital of Jiangsu YangKou Port Development and Investment Co., Ltd.,湖北民生石油液化氣有限公司 and 湖北民生環保能源技術發展有限公司 are paid up to US$62,654,471, US$30,922,591 and US$3,200,000, respectively. The registered capital of all other subsidiaries registered in the PRC are fully paid up as at 31 March 2008.

(b) Principal associates

Particulars of the Company's principal associates indirectly held by the Company at 31 March 2008 are as follows:

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 主要附屬公司－續

附註：－續

(vi) 於2008年3月31日，江蘇洋口港投資開發有限公司，湖北民生石油液化氣有限公司及湖北民生環保能源技術發展有限公司已繳付分別為62,654,471美元、30,922,591美元及3,200,000美元之註冊資本。其餘於中國註冊之附屬公司於2008年3月31日已繳足註冊資本。

(b) 主要聯營公司

本公司間接持有之主要聯營公司於2008年3月31日之詳情如下：

Name 名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/registered capital attributable to the Group 本集團應佔已發行股本／註冊資本百分比 2007 %	 2008 %	Principal activities 主要業務
CSCEC - Paul Y. Construction Company Limited 中建保華建築有限責任公司	PRC 中國	US$10,000,000 registered capital *(Note)* 10,000,000美元註冊資本 *(附註)*	20.0	**19.7**	Civil engineering and building construction 土木工程及樓宇建造
Gain Resources Limited	British Virgin Islands 英屬處女群島	US$100 ordinary shares 100美元普通股股份	15.9	**15.7**	Investment holding 投資控股

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES – continued

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(b) Principal associates – continued

(b) 主要聯營公司－續

Name 名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/registered capital attributable to the Group 本集團應佔已發行股本／註冊資本百分比 2007 %	2008 %	Principal activities 主要業務
Nantong Port Group Limited 南通港口集團有限公司	PRC 中國	RMB966,004,400 registered capital *(Note)* 966,004,400人民幣註冊資本 *(附註)*	45	**45**	Port operation 港口運營
Yangtze Feeder Port Limited 長三角內河港有限公司	Hong Kong 香港	HK$1 ordinary share 1港元普通股股份	-	**50**	Investment holding 投資控股
Zhong Yu - Paul Y. Project Management Company Limited 北京中宇保華工程項目管理有限公司	PRC 中國	US$500,000 registered capital *(Note)* 500,000美元註冊資本 *(附註)*	25.5	**25.2**	Project management and consultancy services 項目管理及諮詢服務

Note:
The company is a sino-foreign equity joint venture.

附註：
該公司為中外合資合營公司。

56. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES - continued

(c) Principal jointly controlled entity

Particulars of the Company's principal jointly controlled entity at 31 March 2008 are as follows:

56. 主要附屬公司、聯營公司及共同控制機構資料－續

(c) 主要共同控制機構

本公司主要共同控制機構於2008年3月31日之詳情如下：

Name 名稱	Place of incorporation 成立地點	Issued and fully paid share capital 已發行及繳足股本	Percentage of interest attributable to the Group 本集團應佔權益百分比 2007 %	 2008 %	Principal activities 主要業務
Paul Y. - Penta-Ocean Joint Venture	Hong Kong 香港	- *(Note 附註)*	31.9	**31.5**	Civil engineering 土木工程

Note:

No capital has been contributed by the joint venture partners.

附註：

合營各方並無出資。

The above tables list the subsidiaries, associates and jointly-controlled entity of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries, associates and jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份資產淨值之本公司附屬公司、聯營公司及共同控制機構。董事認為，詳列其他附屬公司、聯營公司及共同控制機構之資料將令篇幅冗長。

57. COMPARATIVE INFORMATION

In the current year, revenue excludes sale of securities, which are included in other expenses as decrease in fair value of investments held for trading. In prior years, revenue included gross proceeds from disposal of trading of securities of approximately HK$137,966,000 for 2007. Comparative figures in respect of consolidated income statement and consolidated cash flow statement are restated to conform with current year presentation.

57. 比較資料

於本年度，由於持作買賣投資之公平價值下降，故銷售證券並無列入收益，而是列入其他開支。於往年，收益包括出售持作買賣證券之總收益，於2007年約為137,966,000港元。綜合收益表及綜合現金流量表之比較數字已予重新列賬，以因應本年度之呈列方式。

FINANCIAL SUMMARY

		For the year ended 31 March 截至3月31日止年度				
		2004 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)	2006 HK$'000 千港元 (restated) (重新列賬)	2007 HK$'000 千港元 (restated) (重新列賬)	**2008 HK$'000 千港元**
RESULTS	業績					
Turnover	營業額	3,382,466	3,317,550	3,242,806	4,643,712	**5,502,543**
Profit before taxation	税前溢利	208,566	497,163	367,128	326,595	**833,297**
Taxation (charge) credit	税項(開支)抵扣	(45,678)	23,772	(52,804)	50,552	**(315,186)**
Profit for the year	年度溢利	162,888	520,935	314,324	377,147	**518,111**
Attributable to:	應佔：					
Equity holders of the Company	本公司權益持有人	163,627	521,920	278,861	345,665	**359,982**
Minority interests	少數股東權益	(739)	(985)	35,463	31,482	**158,129**
		162,888	520,935	314,324	377,147	**518,111**

		At 31 March 於3月31日				
		2004 HK$'000 千港元	2005 HK$'000 千港元	2006 HK$'000 千港元	2007 HK$'000 千港元	**2008 HK$'000 千港元**
ASSETS AND LIABILITIES	資產及負債					
Total assets	總資產	4,862,328	7,110,379	5,981,678	7,621,447	**10,361,473**
Total liabilities	總負債	(2,081,008)	(3,395,658)	(2,971,741)	(4,372,598)	**(6,252,163)**
		2,781,320	3,714,721	3,009,937	3,248,849	**4,109,310**
EQUITY	權益					
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益	2,770,872	3,178,826	2,570,632	2,771,852	**3,377,085**
Share-based payment reserve of a subsidiary	附屬公司之以股份支付款項儲備	–	–	137	981	**5,280**
Minority interests	少數股東權益	10,448	535,895	439,168	476,016	**726,945**
		2,781,320	3,714,721	3,009,937	3,248,849	**4,109,310**

Note:

The comparative information has been restated for the exclusion of sale proceeds of securities included in turnover.

附註：

比較數字已予重新列賬，以剔除列入營業額之證券銷售收益。

PARTICULARS OF PRINCIPAL PROPERTIES

INVESTMENT PROPERTIES

投資物業

Location 位置	Existing Use 現時用途	Lease Term 租期	Group Interest 本集團所佔權益 %
4.16 km² formed land located at the north of Changsha Town, Rudong County, Nantong City, Jiangsu Province, the PRC 中國江蘇省南通市如東縣長沙鎮以北4.16平方公里已平整土地	Undetermined use 尚未決定用途	Leasehold with medium term 中期租賃持有	75

CORPORATE INFORMATION

BOARD OF DIRECTORS

Chairman, Independent Non-Executive Director
Chow Ming Kuen, Joseph *OBE, JP*

Deputy Chairman and Managing Director
Lau Ko Yuen, Tom

Non-Executive Director
Chan Kwok Keung, Charles

Independent Non-Executive Directors
Kwok Shiu Keung, Ernest
Chan Shu Kin
Leung Po Wing, Bowen Joseph *GBS, JP*
Li Chang An

BOARD COMMITTEES

Audit Committee
Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP*
Kwok Shiu Keung, Ernest
Leung Po Wing, Bowen Joseph *GBS, JP*

Remuneration Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Leung Po Wing, Bowen Joseph *GBS, JP*

Nomination Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Chan Kwok Keung, Charles *(Alternate to Lau Ko Yuen, Tom)*
Chan Shu Kin *(Alternate to Kwok Shiu Keung, Ernest)*

Compliance Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin

Share Repurchase Committee
Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP (Alternate to Chan Shu Kin)*
Lau Ko Yuen, Tom

董事局

主席（獨立非執行董事）
周明權 *OBE, JP*

副主席兼總裁
劉高原

非執行董事
陳國強

獨立非執行董事
郭少強
陳樹堅
梁寶榮 *GBS, JP*
李昌安

董事局轄下委員會

審核委員會
陳樹堅*（主席）*
周明權 *OBE, JP*
郭少強
梁寶榮 *GBS, JP*

薪酬委員會
周明權 *OBE, JP（主席）*
劉高原
郭少強
梁寶榮 *GBS, JP*

提名委員會
周明權 *OBE, JP（主席）*
劉高原
郭少強
陳國強*（替任劉高原）*
陳樹堅*（替任郭少強）*

法規委員會
周明權 *OBE, JP（主席）*
郭少強
陳樹堅

股份回購委員會
陳樹堅*（主席）*
周明權 *OBE, JP（替任陳樹堅）*
劉高原

QUALIFIED ACCOUNTANT
Wong Yiu Hung

COMPANY SECRETARY
Mui Ching Hung, Joanna

AUTHORISED REPRESENTATIVES
Lau Ko Yuen, Tom
Mui Ching Hung, Joanna
Wong Yiu Hung
(Alternate to Lau Ko Yuen, Tom and Mui Ching Hung, Joanna)

AUDITORS
Deloitte Touche Tohmatsu

PRINCIPAL BANKERS
Bank of China (Hong Kong) Limited
Bank of Communications Co., Ltd.
BNP Paribas
China Construction Bank Corporation
China Merchants Bank Co., Ltd.
CITIC Ka Wah Bank Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China Limited
The Bank of East Asia Limited
Wing Hang Bank, Limited

LEGAL ADVISERS
Conyers Dill & Pearman *(Bermuda)*
Dewell & Partners *(PRC)*
Herbert Smith *(Hong Kong)*
JC Master Law Offices *(PRC)*
Richards Butler *(Hong Kong)*
Vincent T.K. Cheung, Yap & Co. *(Hong Kong)*

FINANCIAL ADVISERS
Anglo Chinese Corporate Finance, Limited
KPMG Corporate Finance Limited
PricewaterhouseCoopers (Shenzhen) Consulting Limited
Somerley Limited

PUBLIC RELATIONS CONSULTANT
Strategic Financial Relations Limited

合資格會計師
黃耀雄

公司秘書
梅靜紅

授權代表
劉高原
梅靜紅
黃耀雄
(替任劉高原及梅靜紅)

核數師
德勤 • 關黃陳方會計師行

主要往來銀行
中國銀行(香港)有限公司
交通銀行股份有限公司
法國巴黎銀行
中國建設銀行股份有限公司
招商銀行股份有限公司
中信嘉華銀行有限公司
恒生銀行有限公司
中國工商銀行股份有限公司
東亞銀行有限公司
永亨銀行有限公司

法律顧問
Conyers Dill & Pearman*(百慕達)*
得偉君尚律師事務所*(中國)*
許拔史密夫律師行*(香港)*
泰和律師事務所*(中國)*
齊伯禮律師行*(香港)*
張葉司徒陳律師事務所*(香港)*

財務顧問
英高財務顧問有限公司
畢馬威企業財務有限公司
普華永道諮詢(深圳)有限公司
新百利有限公司

公共關係顧問
縱橫財經公關顧問有限公司

SHARE INCENTIVE SCHEMES ADMINISTRATORS

BOCI-Prudential Trustee Limited
(Share Award Scheme – Trustee)
BOCI Securities Limited
(Share Financing Plan – Custodian;
Share Option Scheme – Administrator)

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL PLACE OF BUSINESS

31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel: +852 2831 8338
Fax: +852 2372 0641

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Tricor Secretaries Limited
26/F, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

WEBSITE

www.pyicorp.com

STOCK CODE

Hong Kong Stock Exchange	498
Reuters	00498.HK
Bloomberg	498HK
American Depository Receipt	PYIFY
Frankfurt Stock Exchange	PYW

股份獎賞計劃之管理人

中銀國際英國保誠信託有限公司
（股份獎勵計劃 – 受託人）
中銀國際證券有限公司
（股份融資計劃 – 保管人；
購股權計劃 – 管理人）

註冊地址

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點

香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話：+852 2831 8338
傳真：+852 2372 0641

股份過户登記總處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

股份過户登記分處

卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

網址

www.pyicorp.com

股份代號

香港交易所	498
路透社	00498.HK
彭博	498HK
美國預託證券	PYIFY
法蘭克福證交所	[illegible]

END